CURIS Annual Report 2009













Curis is a drug development company that is committed to leveraging its innovative signaling pathway drug technologies to seek to create new targeted small molecule drug candidates for cancer. Curis is building upon its previous experiences in targeting signaling pathways, including in the Hedgehog pathway, in its effort to develop proprietary targeted cancer programs.

CURIS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD JUNE 3, 2010

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of Curis, Inc. will be held on June 3, 2010 at 10:00 a.m. at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109 for the purpose of considering and voting upon the following matters:

1. To elect two Class II directors, each for a term of three years;
2. To approve our 2010 Stock Incentive Plan;
3. To approve our 2010 Employee Stock Purchase Plan; and
4. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.

The stockholders will also act on any other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on April 5, 2010 as the record date for the determination of stockholders entitled to notice of and to vote at the meeting and at any adjournments thereof. Your vote is important regardless of the number of shares you own. Our stock transfer books will remain open for the purchase and sale of our common stock.

In accordance with rules adopted by the Securities and Exchange Commission, we are now furnishing proxy materials to many of our stockholders on the Internet, rather than mailing paper copies of the materials to each stockholder. If you received only a Notice of Internet Availability of Proxy Materials, or Notice, by mail or e-mail, you will not receive a paper copy of the proxy materials unless you request one. Instead, the Notice will provide you with instructions on how to access and view the proxy materials on the Internet. The Notice will also instruct you as to how you may access your proxy card to vote over the Internet or by telephone. If you received a Notice by mail or e-mail and would like to receive a paper copy of our proxy materials, free of charge, please follow the instructions included in the Notice.

The Notice of Internet Availability of Proxy Materials is being mailed to our stockholders on or about April 21, 2010 and sent by e-mail to our stockholders who have opted for such means of delivery on or about April 21, 2010.

Please promptly submit your proxy over the Internet, by phone or by mail. You may revoke your proxy at any time before the 2010 Annual Meeting by following the procedures described in the proxy statement.

All stockholders are cordially invited to attend the meeting.

By Order of the Board of Directors,

/s/ Michael P. Gray

Michael P. Gray, Secretary

Cambridge, Massachusetts
April 21, 2010

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT BY MAIL IN THE ACCOMPANYING ENVELOPE. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

TABLE OF CONTENTS

CURIS, INC.

45 Moulton Street
Cambridge, Massachusetts 02138

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

To Be Held on June 3, 2010

GENERAL INFORMATION ABOUT THE ANNUAL MEETING

This proxy statement is furnished in connection with the solicitation by the board of directors of Curis, Inc. of proxies for use at the annual meeting of stockholders to be held on June 3, 2010 at 10:00 a.m., local time, at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109 and at any adjournments thereof. Except where the context otherwise requires, references to "Curis," "we," "us," "our," and similar terms refer to Curis, Inc. and any of its subsidiaries.

Proxies will be voted in accordance with the instructions of the stockholders. If a proxy is returned signed with no choices specified, it will be voted in favor of the matters set forth in the accompanying notice of meeting. A proxy may be revoked by a stockholder at any time before its exercise by delivery of a written revocation to our secretary. Attendance at the meeting will not itself be deemed to revoke a proxy unless the stockholder gives affirmative notice at the meeting that the stockholder intends to revoke the proxy and vote in person.

On April 5, 2010, the record date for determination of stockholders entitled to vote at the meeting, an aggregate of 75,600,189 shares of our common stock were outstanding and entitled to vote. As a stockholder, you are entitled to one vote at the meeting for each share of common stock registered in your name at the close of business on the record date. The proxy card states the number of shares you are entitled to vote at the meeting.

In accordance with Securities and Exchange Commission, or SEC, rules, instead of mailing a printed copy of our proxy materials to each stockholder of record, we are furnishing the proxy materials, including this proxy statement, our 2009 annual report and the proxy card for the 2010 annual meeting, to many of our stockholders of record as of the record date via the Internet. We will send the Notice of Internet Availability of Proxy Materials to these stockholders no later than April 23, 2010. The Notice of Internet Availability of Proxy Materials contains instructions for accessing and reviewing our proxy materials as well as instructions for voting your proxy via the Internet. If you prefer to receive printed copies of the proxy materials, you can request printed copies of the proxy materials by Internet, telephone or e-mail. If you choose to receive the print materials by mail, you can either (i) complete, date, sign and return the proxy card, (ii) vote via the Internet in accordance with the instructions on the proxy card or (iii) vote via telephone (toll free) in the United States or Canada in accordance with the instructions on the proxy card. Voting by Internet or telephone must be completed by 11:59 P.M. Eastern Time on June 2, 2010. If you choose not to receive printed copies of the proxy materials, you can vote via the Internet in accordance with the instructions contained in the Notice of Internet Availability of Proxy Materials.

If you received a paper copy of these proxy materials, included with such copy is a proxy card or a voter instruction card for the annual meeting.

If you are a registered stockholder (meaning you hold your stock in your own name) you may submit a proxy over the Internet by following the instructions at *http://www.proxyvote.com*. If your shares are held in "street name," you will need to contact your bank, broker or other nominee to determine whether you will be able to submit a proxy over the Internet or by telephone.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on June 3, 2010:

The proxy statement is available at www.proxyvote.com.

We will, upon written or oral request of any stockholder, furnish copies of our 2009 annual report to stockholders, except for exhibits, without charge. Please address all such requests to us at 45 Moulton Street, Cambridge, Massachusetts 02138, Attention: Secretary or telephone: (617) 503-6500.

Votes Required

The holders of a majority of the shares of common stock issued and outstanding and entitled to vote at the meeting will constitute a quorum for the transaction of business at the meeting. Shares of common stock present in person or represented by proxy, including shares which abstain or do not vote with respect to one or more of the matters presented for stockholder approval, will be counted for the purpose of determining whether a quorum exists at the meeting.

The affirmative vote of the holders of a plurality of the votes cast by the stockholders entitled to vote at the meeting is required for the election of directors. The affirmative vote of the holders of a majority of the shares of common stock, present or represented by proxy and voting on the matter, is required to approve our 2010 stock incentive plan and our 2010 employee stock purchase plan and to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.

Shares which abstain from voting as to a particular matter, and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter, will not be counted as votes in favor of such matter, and will also not be counted as votes cast or shares voting on such matter. Accordingly, abstentions and "broker non-votes" will have no effect on the voting on the matters to be voted on at the meeting, each of which requires the affirmative vote of either a plurality of the votes cast, with respect to the election of directors, or a majority of the shares present in person or represented by proxy and voting on the matter, with respect to any matter other than the election of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information, as of December 31, 2009, with respect to the beneficial ownership of shares of our common stock by:

- each person known to us to beneficially own more than 5% of the outstanding shares of common stock,
- each director named in this proxy statement,
- each of the principal executive officer, the principal financial officer, the three other most highly compensated executive officers who were serving as executive officers on December 31, 2009, and
- all directors and executive officers as a group.

The number of shares of common stock beneficially owned by each person is determined under rules promulgated by the SEC. Under these rules, a person is deemed to have "beneficial ownership" of any shares over which that person has voting or investment power, or shares such power, plus any shares that the person may acquire within 60 days, including through the exercise of stock options. For each person named in the table, the number in the "Shares Acquirable Within 60 Days" column consists of shares underlying stock options or warrants that may be exercised within 60 days after December 31, 2009. Unless otherwise indicated, each person in the table has sole voting and investment power over the shares listed. The inclusion in the table of any shares does not constitute an admission of beneficial ownership of those shares by the named stockholder. For each person, the "Number of Shares Beneficially Owned" column may include shares of common stock attributable to the person due to that person's voting or investment power or other relationship.

Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Curis, Inc., 45 Moulton Street, Cambridge, Massachusetts 02138.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	+	Shares Acquirable Within 60 Days	=	Total Beneficial Ownership	Percent of Common Stock Beneficially Owned (2)
5% Stockholder:						
First Eagle Investment Management, LLC (3)	13,317,969		—		13,317,969	19.8%
Entities affiliated with Samuel D. Isaly (4)	3,243,400		591,084		3,834,484	5.70%
Directors and Executive Officers:						
James R. McNab, Jr. (5)	1,130,663		635,000		1,765,663	2.6%
Susan B. Bayh	20,000		306,250		326,250	*
Joseph M. Davie	20,000		273,437		293,437	*
Martyn D. Greenacre	35,138		430,000		465,138	*
Kenneth I. Kaitin	20,000		140,000		160,000	*
James R. Tobin	92,477		480,000		572,477	*
Daniel R. Passeri	75,000		2,650,900		2,725,900	3.9%
Michael P. Gray	86,613		906,843		993,456	1.5%
Changgeng Qian	5,014		549,499		554,513	*
Mark W. Noel	27,540		584,161		611,701	*
Mitchell Keegan	—		72,500		72,500	*
All current directors and executive officers as a group (11 persons)	1,512,445		7,028,590		8,541,035	11.5%

* Less than 1% of the outstanding common stock.

(1) None of our directors or named executive officers have pledged any of their shares as security.

(2) The percent of ownership for each stockholder on December 31, 2009 is calculated by dividing (1) the stockholder's Total Beneficial Ownership (i.e., the total number of shares beneficially owned plus the shares acquirable within 60 days) by (2) the sum of 67,312,360 shares of our common stock that were outstanding on December 31, 2009 plus shares of common stock subject to options, warrants or other rights held by such person that will be exercisable within 60 days of December 31, 2009.

(3) First Eagle Investment Management, LLC ("FEIM") (formerly known as Arnhold and S. Bleichroeder Advisers, LLC), may be deemed to be the beneficial owner of 13,317,969 shares as a result of acting as investment adviser to various clients. 21 April Fund, Ltd. may be deemed to beneficially own 4,871,116 of the 13,317,969. First Eagle Value in Biotechnology Master Fund, Ltd. may be deemed to beneficially own 4,704,138 of the 13,317,969 shares. This information is based on a Schedule 13G/A filed on February 12, 2009 by FEIM. The principal business address of the FEIM is 1345 Avenue of the Americas, New York, New York 10105.

(4) Consists of 2,200,000 shares of common stock owned by The Biotech Growth Trust PLC ("BGT") and 591,084 shares of common stock issuable upon the exercise of warrants held by BGT; 74,900 shares of common stock owned by Knightsbridge Netherlands II, L.P. ("KN II"); 154,500 shares of common stock owned by Knightsbridge Netherlands III, L.P. ("KN III"); 574,000 shares of common stock owned by Caduceus Capital Master Fund Limited ("CCMF"); 110,000 shares of common stock owned by Caduceus Capital II, L.P. ("CC II"); 90,000 shares of common stock owned by UBS Eucalyptus Fund, LLC ("UBS"); 6,000 shares of common stock owned by PW Eucalyptus Fund, Ltd. ("PW"); and 34,000 shares of common stock owned by Summer Street Life Sciences Hedge Fund Investors LLC ("Summer Street"). This information is based on a Schedule 13G/A filed on February 12, 2010 by OrbiMed Advisors LLC, OrbiMed Capital LLC and Samuel D. Isaly. Samuel D. Isaly is the managing member of each BGT, KN II, KN III, CCMF, CC II, UBS, PW and Sumer Street. Each of the reporting persons disclaims beneficial ownership of these shares, except to the extent of his or its pecuniary interests therein. The principal business address of each reporting person is 767 Third Avenue, 30th Floor, New York, New York 10017.

(5) Consists of 799,688 shares held directly by Mr. McNab, 130,975 shares held by the McNab Family LLC, and 200,000 shares held by the JR & MW McNab Operating LP.

PROPOSAL 1—ELECTION OF DIRECTORS

Directors and Nominees for Directors

Our board of directors is divided into three classes, with one class being elected each year and members of each class holding office for a three-year term. Our board of directors currently consists of two Class II directors, Joseph M. Davie and Daniel R. Passeri, three Class III directors, Susan B. Bayh, Martyn D. Greenacre and Kenneth I. Kaitin, and two Class I directors, James R. McNab, Jr. and James R. Tobin. The Class II, Class III and Class I directors will serve until the annual meetings of stockholders to be held in 2010, 2011 and 2012, respectively, and until their respective successors are elected and qualified. At the Annual Meeting, Class II directors will stand for election.

Our board of directors has nominated Dr. Davie and Mr. Passeri as nominees for election as Class II directors, both for three-year terms, until the 2013 annual meeting of stockholders or until their respective successors are elected and qualified. Both of the nominees are currently serving as a director. Both of the nominees have indicated their willingness to serve, if elected; however, if either nominee should be unable to serve, the shares of common stock represented by proxies will be voted for a substitute nominee designated by the board of directors.

For each member of the board whose term of office as a director continues after the meeting, including those who are nominees for election as Class II directors, there follows information given by each concerning his or her principal occupation and business experience for at least the past five years, the names of other publicly-held companies for which he or she serves as a director or has served as a director during the past five years, and his or her age and length of service as our director. There are no familial relationships among any of our directors, nominees for director and executive officers. In addition to the detailed information presented below for each of our directors, we also believe that each of our directors is qualified to serve on our board and has the integrity, business acumen, knowledge and industry experience, diligence, freedom from conflicts of interest and the ability to act in the interests of our stockholders.

Information About the Directors

The following table sets forth our directors and their respective ages and positions as of December 31, 2009:

Name	Age	Position
Susan B. Bayh (1)(2)(3)	50	Director
Joseph M. Davie	70	Director
Martyn D. Greenacre (2)(3)	68	Director
Kenneth I. Kaitin (1)(2)	56	Director
James R. McNab, Jr. (3)	65	Chairman of the Board
Daniel R. Passeri	49	President and Chief Executive Officer, Director
James R. Tobin (1)	65	Director

(1) Member of the compensation committee.
(2) Member of the nominating and corporate governance committee.
(3) Member of the audit committee.

Susan B. Bayh has served on our board since October 2000. From 1994 to 2001, Ms. Bayh served as the Commissioner of the International Commission between the United States and Canada, overseeing compliance with environmental and water level treaties for the United States-Canadian border. From 1994 to 2004, Ms. Bayh also served as Distinguished Visiting Professor at the College of Business Administration at Butler University. From 1989 to 1994, Ms. Bayh served as an attorney in the Pharmaceutical Division of Eli Lilly and Company, a pharmaceutical company. Ms. Bayh serves as a director of Dyax Corporation, Dendreon Corporation, Wellpoint, Inc. and Emmis Communications Corporation. Previously, within the past five years, Ms. Bayh served as a director of Nastech Pharmaceutical Company Inc. Ms. Bayh received a J.D. from the University of Southern California Law Center and a B.A. from the University of California at Berkeley. We believe that Ms. Bayh's qualifications to serve on our board include her experience in regulatory and compliance matters as well as her considerable experience as a director of other public companies, including other companies that are focused on the research and development of cancer therapies.

Joseph M. Davie has served on our board since July 2003. From 1993 until his retirement in 2000, Dr. Davie was the Senior Vice President of Research at Biogen, Inc. (now Biogen Idec), a biotechnology company. From 1987 to 1993, Dr. Davie held several senior positions at G.D. Searle & Co., a pharmaceutical company, including Senior Vice President of Science and Technology and President of Research and Development. Dr. Davie was professor and head of the Department of Microbiology and Immunology at Washington University School of Medicine from 1975 to 1987. Dr. Davie previously served as a director of two public companies, Targeted Genetics Corporation and CV Therapeutics, Inc. during the past five years. Dr. Davie received his A.B., M.A. and Ph.D. in bacteriology from Indiana University and his M.D. from Washington University School of Medicine. We believe that Dr. Davie's qualifications to serve on our board include his extensive experience and knowledge of oncology drug development as well as his experience as a director of other public companies.

Martyn D. Greenacre has served on our board since February 2000 and was a director of Creative BioMolecules, Inc., a predecessor life science company, from June 1993 to July 2000. Mr. Greenacre has served as a director of BMP Sunstone, formerly Beijing Med-Pharm Corporation, a pharmaceutical marketing company, since February 2004 and as Chairman since July 2004. Mr. Greenacre has served as Chairman of Life Mist L.L.C., a privately-held company in the field of fire suppression, since September 2001. From June 1997 to June 2001, Mr. Greenacre was Chief Executive Officer of Delsys Pharmaceutical Corporation, a drug formulation company. From 1993 to 1997, Mr. Greenacre was President and Chief Executive Officer of Zynaxis, Inc., a biopharmaceutical company. Mr. Greenacre also serves as a director of Cephalon Inc. and Acusphere, Inc. Mr. Greenacre previously served as a director of Orchestra Therapeutics, Inc. during the past five years. Mr. Greenacre received an M.B.A. from Harvard Business School and a B.A. from Harvard College. We believe that Mr. Greenacre's qualifications to serve on our board include his years of experience as President and Chief Executive Officer of various biotech and pharmaceutical companies as well as his experience as a director of other public companies.

Kenneth I. Kaitin has served on our board since November 2003. Since 1998, Dr. Kaitin has been the Director of the Tufts Center for the Study of Drug Development, an academic drug policy research group providing strategic information to help drug developers, regulators, and policy makers improve the quality and efficiency of the drug development process. He is also a Professor of Medicine and Professor of Pharmacology and Experimental Therapeutics at the Tufts University School of Medicine, and since 1999, he has served on the faculty of the European Center for Pharmaceutical Medicine at the University of Basel. Dr. Kaitin has written extensively on a broad range of drug development issues and has provided public testimony before the U.S.

Congress in hearings on pharmaceutical innovation and FDA reform. He is a former Editor-in-Chief of the Drug Information Journal and from 1997 to 1998 he was President of the Drug Information Association. Dr. Kaitin also serves as a director of Phase Forward Inc., Bio-Tree Systems, Inc. and New England Healthcare Institute. Dr. Kaitin received an M.S. and Ph.D. in pharmacology from the University of Rochester and a B.S. from Cornell University. We believe that Dr. Kaitin's qualifications to serve on our board include his expertise in the economics of drug development and biopharmaceutical innovation, his extensive knowledge on a broad range of drug development and life-sciences industry issues, and his experience as a director of other public companies.

James R. McNab, Jr. has served on our board since February 2000 and has served as Chairman of our board since May 2002. Mr. McNab is a co-founder and served as the chairman of the board of directors of Reprogenesis, a predecessor life science company, from July 1996 to July 2000. Since 1998, Mr. McNab has served as Chief Executive Officer and Chairman of Palmetto Pharmaceuticals, Inc., formerly eNOS Pharmaceuticals, Inc., a privately-held drug discovery company of which he is a co-founder. In addition, Mr. McNab is a co-founder of other privately-held companies, including Sontra Medical Corporation, a drug delivery company, and Parker Medical Associates, a manufacturer and worldwide supplier of orthopedic and sports-related products. Since January 2009, Mr. McNab has served as executive chairman of FirstString Research, Inc., a privately-held biopharmaceutical company. Mr. McNab received a B.A. in economics from Davidson College and an M.B.A. from the University of North Carolina at Chapel Hill. We believe that Mr. McNab's qualifications to serve on our board include his decades of experience as chairman, founder and/or Chief Executive Officer of various pharmaceutical, medical device and biotechnology companies, including his experience as co-founder of one of our predecessor companies. Mr. McNab has also founded and managed companies in other industries and we believe that his broad range of entrepreneurial creation and oversight is valuable to a small biotechnology company such as Curis.

Daniel R. Passeri has served as our President and Chief Executive Officer and as a director since September 2001. From November 2000 to September 2001, Mr. Passeri served as our Senior Vice President, Corporate Development and Strategic Planning. From March 1997 to November 2000, Mr. Passeri was employed by GeneLogic Inc., a biotechnology company, most recently as Senior Vice President, Corporate Development and Strategic Planning. From February 1995 to March 1997, Mr. Passeri was employed by Boehringer Mannheim, a pharmaceutical, biotechnology and diagnostic company, as Director of Technology Management. Mr. Passeri received a J.D. from the National Law Center at George Washington University, an M.Sc. in biotechnology from the Imperial College of Science, Technology and Medicine at the University of London and a B.S. in biology from Northeastern University. We believe that Mr. Passeri's qualifications to serve on our board include his extensive experience in corporate strategy and development, intellectual property strategy and oversight, and technology licensing, as each of these elements are critical to our overall business strategy.

James R. Tobin has served on our board since February 2000. From 1995 to July 2000, Mr. Tobin was a member of the board of directors of Creative BioMolecules, Inc., a predecessor life science company. From June 1999 to July 2009, Mr. Tobin served as Chief Executive Officer and President of Boston Scientific Corporation, a medical device company. Mr. Tobin was employed by Biogen, Inc. (now Biogen Idec), as President and Chief Executive Officer from February 1997 to December 1998 and President and Chief Operating Officer from February 1994 to February 1997. Prior to joining Biogen, Mr. Tobin was employed by Baxter International Inc., a health care products company, where he served as President and Chief Operating Officer from 1992 to 1994, as Executive Vice President from 1988 to 1992 and in various management positions prior to 1988. During the past five years, Mr. Tobin served as a director of Boston Scientific Corporation and Applera Corporation. Mr. Tobin received an M.B.A. from Harvard Business School and a B.A. from Harvard College. We believe that

Mr. Tobin's qualifications to serve on our board include his decades of experience as President and Chief Executive Officer and Chief Operating Officer of three large biotechnology and medical device companies. In addition, his qualifications include his past experience as a director of Boston Scientific Corporation and one of our predecessor companies, as well as his experience in corporate strategy and organizational expertise.

Board Recommendation

OUR BOARD OF DIRECTORS BELIEVES THAT THE ELECTION OF JOSEPH M. DAVIE AND DANIEL R. PASSERI TO SERVE AS CLASS II DIRECTORS IS IN THE BEST INTERESTS OF CURIS AND OUR STOCKHOLDERS AND, THEREFORE, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE "FOR" THE NOMINEES.

CORPORATE GOVERNANCE

Our board of directors believes that good corporate governance is important to ensure that Curis is managed for the long-term benefit of stockholders. This section describes key corporate governance guidelines and practices that our board of directors has adopted. Complete copies of our corporate governance guidelines, committee charters and code of conduct are available on the Investors – Governance section of our website, www.curis.com. Alternatively, you can request a copy of any of these documents by writing to our Secretary at the following address: Curis, Inc., 45 Moulton Street, Cambridge, Massachusetts 02138.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines to assist in the exercise of its duties and responsibilities and to serve the best interests of Curis and our stockholders. These guidelines, which provide a framework for the conduct of the board of directors' business, provide that:

- the board of directors' principal responsibility is to oversee the management of Curis;
- a majority of the members of the board of directors shall be independent directors;
- the independent directors meet regularly in executive session;
- directors have full and free access to management and, as necessary and appropriate, independent advisors;
- all directors are encouraged to participate in continuing director education on an ongoing basis; and
- periodically, the board of directors and its committees will conduct a self-evaluation to determine whether they are functioning effectively.

Determination of Independence

Under applicable Nasdaq rules, a director will only qualify as an "independent director" if, in the opinion of our board, that person does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Our board has determined that none of Ms. Bayh, Dr. Davie, Mr. Greenacre, Dr. Kaitin, Mr. McNab or Mr. Tobin has a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as defined under Rule 5605(a)(2) of the Nasdaq Stock Market, Inc. Marketplace Rules.

Board Meetings and Attendance

Our corporate governance guidelines provide that directors are expected to attend the annual meeting of stockholders. All directors attended the 2009 annual meeting of stockholders, except Mr. Tobin. The board met seven times during the fiscal year ended December 31, 2009, either in person or by teleconference. During the fiscal year ended December 31, 2009, all of our directors attended at least 75% of our board meetings and meetings of the committees on which he or she then served.

Board Leadership Structure

Our board has chosen to separate the role of our chief executive officer and the role of chairman of our board. We believe that this separation is appropriate since our chief executive officer is responsible for the strategic direction of our company, while the chairman of our board is responsible for overseeing the function of the board and for providing guidance to our chief executive officer as needed.

Board's Role in Risk Oversight

The chairman of our board along with the audit committee and the nominating and corporate governance committee are primarily responsible for the oversight of risk and for periodically reporting on such risk oversight to the full board.

Board Committees

Our board has established three standing committees – audit, compensation, and nominating and corporate governance – each of which operates under a charter that has been approved by our board. Current copies of each committee's charter are posted on our website, *www.curis.com.*

Our board has determined that all of the members of each of the board of directors' three standing committees are independent as defined under the rules of the Nasdaq Stock Market, including, in the case of all members of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Exchange Act.

Audit Committee

The audit committee's responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- pre-approving all audit and non-audit services of our independent registered public accounting firm, except for de minimis non-audit services which are approved in accordance with applicable SEC rules, including meeting with our independent registered public accounting firm prior to the annual audit to discuss the planning and staffing of the audit;
- overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from such firm;
- reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures, earnings releases and other publicly disseminated financial information;

- reviewing and discussing with our independent registered public accounting firm matters concerning the quality, not just the acceptability, of our accounting determinations, particularly with respect to judgmental areas;
- monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;
- discussing our risk management policies;
- establishing policies regarding hiring employees from the independent auditor and procedures for the receipt and retention of accounting-related complaints and concerns;
- meeting independently with our independent registered public accounting firm and management on a quarterly basis;
- reviewing and approving or ratifying any related person transactions;
- establishing, and periodically reviewing, complaint procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and
- preparing the audit committee report required by SEC rules, which is included on page 14 of this proxy statement.

The members of the audit committee are Ms. Bayh, Mr. Greenacre (Chair) and Mr. McNab. The audit committee met seven times during the fiscal year ended December 31, 2009. The board of directors has determined that Mr. Greenacre is an "audit committee financial expert" as defined by applicable SEC rules.

Compensation Committee

The compensation committee's responsibilities include:

- determining the chief executive officer's compensation;
- reviewing and approving, or making recommendations to the board with respect to, the compensation of our other executive officers;
- overseeing an evaluation of our senior executives;
- overseeing and administering our cash and equity incentive plans;
- reviewing and making recommendations to the board with respect to director compensation;
- reviewing and discussing annually with management our "Compensation Discussion and Analysis," which is included beginning on page 16 of this proxy statement;
- preparing the compensation committee report required by SEC rules, which is included on page 36 of this proxy statement; and
- reviewing and making recommendations to the board with respect to management succession planning.

The processes and procedures followed by our compensation committee in considering and determining executive and director compensation are described below under the heading "Executive and Director Compensation Processes."

The members of the compensation committee are Ms. Bayh, Dr. Kaitin and Mr. Tobin (Chair). The compensation committee met three times during the fiscal year ended December 31, 2009.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee's responsibilities include:

- identifying individuals qualified to become board members;
- recommending to the board the persons to be nominated for election as directors and to each of the board's committees; and
- overseeing an annual evaluation of the board.

The processes and procedures followed by the nominating and corporate governance committee in identifying and evaluating director candidates are described below under the heading "Director Nomination Process."

The members of the nominating and corporate governance committee are Ms. Bayh (Chair), Dr. Kaitin and Mr. Greenacre. The nominating and corporate governance committee met three times during the fiscal year ended December 31, 2009.

Executive and Director Compensation Processes

The compensation committee oversees our compensation programs. In this capacity, the compensation committee determines and approves all compensation decisions related to our executive officers. In addition, the compensation committee periodically reviews and makes recommendations to the board with respect to director compensation. With respect to the grant of equity compensation awards, the compensation committee may form, and delegate authority to, one or more subcommittees as it deems appropriate from time to time under the circumstances (including (a) a subcommittee consisting of a single member and (b) a subcommittee consisting of at least two members, each of whom qualifies as a "non-employee director," as such term is defined from time to time in Rule 16b-3 promulgated under the Exchange Act, and an "outside director," as such term is defined from time to time in Section 162(m) of the Internal Revenue Code of 1986, as amended). The compensation committee did not form or delegate authority to any subcommittees during the fiscal year ending December 31, 2009.

The compensation committee has the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of executive officer compensation and has the sole authority to approve the consultant's fees and other retention terms. The compensation committee also has authority to commission compensation surveys or studies as the need arises. Periodically, the compensation committee retains an independent third party compensation consultant to review director and officer compensation. Neither we nor the compensation committee engaged a compensation consultant during fiscal 2009.

Compensation committee meetings typically have included, for all or a portion of each meeting, our chief financial officer and, for meetings in which executive officer compensation decisions are made, the chairman of our board and our chief executive officer. The compensation committee typically seeks the chairman's input in compensation matters involving our chief executive officer. The chief executive officer provides input on all other executive officer compensation matters. The chief executive officer and the chief financial officer do not attend the portion of any meeting or otherwise participate in any decisions regarding their respective compensation.

Risk Arising from Compensation Policies and Practices

Employee compensation generally consists of salary, stock option awards and, depending on overall company performance among other things, discretionary cash bonus payments. We have reviewed our compensation policies and practices for all employees and have concluded that any risks arising from our policies and programs are not reasonably likely to have a material adverse effect on our company.

Director Nomination Process

The process followed by the nominating and corporate governance committee to identify and evaluate director candidates includes requests to board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the nominating and corporate governance committee and the board.

In considering whether to recommend any particular candidate for inclusion in the board's slate of recommended director nominees, the nominating and corporate governance committee will apply the criteria set forth in its charter. These criteria include the candidate's integrity, business acumen, knowledge of our business and industry, experience, diligence, freedom from conflicts of interest and the ability to act in the interests of all stockholders. Our nominating and corporate governance charter provides that the value of diversity on our board should be considered by the nominating and corporate governance committee. The committee does not assign specific weights to particular criteria and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the board to fulfill its responsibilities. We do not discriminate against candidates based on their race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law.

Stockholders may recommend individuals to the nominating and corporate governance committee for consideration as potential director candidates by submitting candidate names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our common stock for at least a year as of the date such recommendation is made, to the Nominating and Corporate Governance Committee, c/o Secretary, Curis, Inc., 45 Moulton Street, Cambridge, Massachusetts 02138. Assuming that appropriate biographical and background material has been provided on a timely basis, the committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. If the board determines to nominate a stockholder-recommended candidate and recommends his or her election, then his or her name will be included in our proxy card for the next annual meeting.

Stockholders also have the right under our bylaws to directly nominate director candidates, without any action or recommendation on the part of the committee or the board of directors, by following the procedures set forth under "Stockholder Proposals for 2011 Annual Meeting."

Communicating with the Independent Directors

The board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. The chairman of the board of directors is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to the other directors as he or she considers appropriate.

Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the chairman of the board considers to be important for the directors to know. In general, communications relating to corporate governance and corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we receive repetitive or duplicative communications.

Stockholders who wish to send communications on any topic to the board should address such communications to the Chairman of the Board of Directors, c/o Secretary, Curis, Inc., at 45 Moulton Street, Cambridge, Massachusetts 02138.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. We have posted a current copy of the code on our website, *www.curis.com*. In addition, we intend to post on our website all disclosures that are required by law or NASDAQ stock market listing standards concerning any amendments to, or waivers of, any provision of the code. We have not had any waivers of any provision of this code as of the date of this proxy statement.

Policies and Procedures for Related Person Transactions

Our board has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which Curis is a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a "related person," has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to our chief financial officer and/or assistant general counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the board's audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related person transaction at the next meeting of the committee. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the audit committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually. The audit committee will review and consider such information regarding the related person transaction as it deems appropriate under the circumstances.

The audit committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is not inconsistent with Curis' best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, the board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

- interests arising solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity, and (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction; and

- a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

Audit Committee Report

The audit committee has reviewed our audited financial statements for the fiscal year ended December 31, 2009, and has discussed these financial statements with our management and our independent registered public accounting firm.

Our management is responsible for the preparation of our financial statements and for maintaining an adequate system of disclosure controls and procedures and internal control over financial reporting for that purpose. Our independent registered public accounting firm is responsible for conducting an independent audit of our annual financial statements in accordance with the standards of the Public Company Accounting Oversight Board and issuing a report on the results of their audit. The audit committee is responsible for providing independent, objective oversight of these processes.

The audit committee has also received from, and discussed with, our independent registered public accounting firm various communications that our independent registered public accounting firm is required to provide to the audit committee, including the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. SAS 61, as amended, requires our independent registered public accounting firm to discuss with the audit committee, among other things, the following:

- methods to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and
- disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

The audit committee has received the written disclosures and the letter from our independent registered public accounting firm required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committee) as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with the independent registered public accounting firm their independence from Curis.

Based on the review and discussions referred to above, the audit committee recommended to our board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2009.

Submitted by the audit committee of our board of directors.

Martyn D. Greenacre (Chair)
Susan B. Bayh
James R. McNab, Jr.

Independent Registered Public Accounting Firm's Fees and Other Matters

Independent Registered Public Accounting Firm's Fees

The following table summarizes the fees of PricewaterhouseCoopers LLP, our independent registered public accounting firm, billed to us for each of the last two fiscal years:

Fee Category	2009	2008
Audit Fees (1)	$272,500	$277,500
Audit-related fees (2)	53,000	—
All Other Fees (3)	1,500	1,500
Total Fees	$327,000	$279,000

(1) Audit fees consist of fees for the audit of our financial statements, the audit of our internal control over financial reporting, the review of the interim financial statements included in our quarterly reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements. 100% of the audit fees for 2009 and 2008 were pre-approved by the audit committee. These amounts exclude reimbursement of out of pocket expenses of $2,610 and $1,260 for 2009 and 2008, respectively.

(2) Audit-related fees for 2009 consist of fees incurred for a comfort letter issued as part of the January 2010 registered direct offering which was initiated in December 2009.

(3) Other fees consist of an annual license fee for use of Comperio, accounting research software. None of the other fees incurred during 2009 and 2008 were for services provided under the de minimis exception to the audit committee pre-approval requirements. 100% of these fees for 2009 and 2008 were pre-approved by the audit committee.

Pre-Approval Policy and Procedures

Our audit committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. This policy generally provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the audit committee specifically approves the service in advance or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, our audit committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

The audit committee has also delegated to the chairman of the audit committee the authority to approve any audit or non-audit services to be provided to us by our independent registered public accounting firm. Any approval of services by a member of the audit committee pursuant to this delegated authority is reported on at the next meeting of the audit committee.

Compensation Discussion and Analysis

Objectives of Executive Officer Compensation Program

The primary goals of the compensation committee of our board of directors with respect to executive officer compensation are to attract and retain key executive officers critical to our long-term success, to recognize and reward overall company performance and each executive officer's individual performance and responsibility, as well as to align our executive officers' incentives with stockholders' interests.

To achieve these objectives, the compensation committee has traditionally sought to set cash compensation at the 50th percentile and long-term incentive compensation at the 75th percentile of peer companies. In 2007, the compensation committee engaged Towers Watson to a conduct benchmarking assessment of our executive officer compensation. The results of this benchmarking have been one factor utilized by our chief executive officer in making recommendations to our compensation committee, and by our compensation committee in making compensation decisions, in each of the last three fiscal years. The benchmarking was based upon (i) comparative compensation data for 14 companies in our industry that were deemed by Towers Watson and our compensation committee to be our peer companies based upon financial profile, state of development and oncology focus as well as (ii) a review of executive officer compensation data for companies in the 2006 Radford Global Life Sciences Compensation Survey with a headcount of between 50 and 149 employees. The peer group companies were as follows:

Antigenics, Inc.
Arqule, Inc.
Avalon Pharmaceuticals, Inc.
Cell Therapeutics, Inc.
Entremed, Inc.
Genta, Inc.
IDM Pharma, Inc.
Immunogen, Inc.
Infinity Pharmaceuticals, Inc.
Kosan Biosciences, Inc.
OXiGENE, Inc.
Pharmacyclics, Inc.
SGX Pharmaceuticals, Inc.
Vion Pharmaceuticals, Inc.

Neither we nor the compensation committee engaged a compensation consultant during fiscal 2009. The compensation committee intends to engage a compensation consultant in the second half of 2010 to develop a revised and updated list of peer group companies and to undertake a comparative analysis of our executive compensation programs and practices and that of these peer group companies.

The compensation committee also considers the overall performance and financial condition of the company and each individual executive officer's performance in contributing to company performance. The company's corporate goals and objectives are established through a process that involves input by our board and executive officers, including our chief executive officer. The company establishes goals and objectives and reports on the progress towards the achievement of these goals as part of our periodic board of directors meetings. The compensation committee considers the overall performance of the company against these goals as part of its executive compensation decisions.

Our chief executive officer evaluates the performance of each of the other executive officers at least once annually and provides annual compensation recommendations to the compensation committee based upon these evaluations. The compensation committee evaluates the performance of the chief executive officer based upon its assessment of the chief executive officer's performance, and this assessment is updated at periodic meetings.

Company goals and objectives included the following in 2009:

- continue to progress CUDC-101, our first-in-class HDAC/EGFR/Her2 inhibitor, in our ongoing Phase I clinical trial;
- file an investigational new drug application for CUDC-305, our heat shock protein 90, or Hsp90, inhibitor development candidate from our single targeted cancer programs, and progress into phase I clinical testing;
- continue to progress research and development activities on our other preclinical proprietary targeted cancer programs;
- engage in collaboration discussions and seek to enter into a transaction for at least one proprietary targeted cancer program;
- determine possible financing plans for 2010 as market conditions and other factors permit;
- continue to meet with institutional investors and research analysts to increase potential investor awareness; and
- meet planned objectives within the 2009 operating budget.

The compensation committee seeks the recommendations of our chief executive officer to determine the appropriate mix of compensation for each of our other executive officers. Our chief executive officer does not participate in the determination of his own compensation.

For a further discussion of the processes and procedures used by our compensation committee in considering and determining executive and director compensation, see "Executive and Director Compensation Processes" beginning on page 11 of this proxy statement.

Elements of Compensation

Executive officer compensation varies from year to year and generally consists of following elements:

- base salary;
- discretionary annual bonuses;
- short term cash incentives;
- stock option and restricted stock awards;
- insurance, retirement and other employee benefits; and
- change in control and severance benefits.

We do not have any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation or among the different forms of non-cash compensation, except that the compensation committee has traditionally sought to set cash compensation at the 50th percentile and long-term incentive compensation at the 75th percentile of peer companies. The compensation committee, after considering information including company performance, individual executive officer performance, the financial condition of the company, and its belief of what is market compensation for executive officers at other similarly-sized companies, determines what it believes to be the appropriate level and mix of the various compensation components.

Base Salary

Base salary is used to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our executives. Base salaries for our executive officers are established based on the scope of their responsibilities, periodically taking into account competitive market compensation paid by other companies for similar positions as well as the financial condition of the company. Base salaries are reviewed annually, and adjusted from time to time to reflect promotions and to realign salaries with market levels after taking into account individual responsibilities, performance and experience as well as the financial health of the company. The compensation committee believes that executive officer base salaries should approximate the 50th percentile of the range of salaries for executive officers in similar positions with similar responsibilities at comparable companies.

On October 24, 2008, our compensation committee reduced the base salaries for our executive officers as follows: (i) Mr. Passeri from $400,000 to $300,000; (ii) Mr. Gray from $300,000 to $250,000; (iii) Mr. Noel from $210,000 to $189,000; and (iv) Dr. Qian from $250,000 to $225,000. These salaries were reduced by the compensation committee as part of our efforts to conserve our cash resources and in reaction to unfavorable general economic and capital market conditions existing at the time. Also on October 24, 2008, each executive officer was granted a stock option award (except Mr. Gray, who received a restricted stock award) pursuant to our 2000 stock incentive plan, such award to be fully vested on October 24, 2009, the one-year anniversary of the base salary reduction. These awards were made by the compensation committee to offset the concomitant decrease in base compensation for each executive officer. Dr. Keegan was hired as our executive director, development in March 2008 and his salary was not reduced by the compensation committee in October 2008 as we did not reduce the base salaries of employees other than those described above and Dr. Keegan was not an executive officer until 2009. The compensation committee did not increase base salaries for our executive officers in 2009. In determining not to increase the base salaries for our executive officers in 2009, the compensation committee considered our need to conserve cash, the ongoing adverse economic and capital market conditions, and the fact that our executive officers received stock awards in exchange for their October 2008 reductions in base salary that vested over a 12-month period ending October 2009. On February 2, 2010, our compensation committee increased the base salaries for our executive officers as follows: (i) Mr. Passeri from $300,000 to $400,000; (ii) Mr. Gray from $250,000 to $300,000; (iii) Dr. Keegan from $225,000 to $250,000; (iv) Mr. Noel from $189,000 to $215,000; and (v) Dr. Qian from $225,000 to $275,000. Dr. Qian was also promoted from vice president, discovery and preclinical development to senior vice president, discovery and preclinical development on February 2, 2010.

The February 2, 2010 base salary adjustments for Mr. Passeri and Mr. Gray were made to bring their salaries back their respective levels prior to the October 2008 salary reductions and Mr. Noel's base salary was brought $5,000, or 2.4%, above the October 2008 level. Dr. Qian's February 2, 2010 base salary increase over the October 2008 level was primarily based on his promotion to senior vice president, discovery and preclinical development. The compensation committee made these February 2, 2010 adjustments to base salaries for our executive officers primarily in recognition of (i) the performance of our executive officers in generating significant additional cash resources to fund our strategic plan in a difficult economic environment; and (ii) our improved financial condition as compared to February 2009.

Discretionary Annual Bonus

The compensation committee maintains the authority to award discretionary annual cash bonuses to our executive officers that are largely driven by the performance of such executive officers, including both corporate goals as established at periodic board meetings and individual performance, as well as our financial capacity to pay such bonuses. The compensation committee does not grant discretionary bonuses every year and, since our inception in 2000, with the exceptions of 2005 and 2007, we have not paid discretionary annual cash bonuses to our executive officers.

On February 2, 2010, the compensation committee approved discretionary bonuses to our executive officers for an aggregate of $475,000. Two-thirds of the bonus payment amount was paid to our executive officers following our receipt in March 2010 of an $8,000,000 contingent payment from our licensee, Debiopharm. The remaining one-third will be paid to our executive officers upon our receipt of another contingent payment from Debiopharm following its treatment of the fifth patient in the phase I clinical trial for our heat shock protein compound under collaboration with Debiopharm. In determining to pay this one-time discretionary bonus, the compensation committee considered (i) the fact that our executive officers had achieved their specified corporate goals under the 2008 cash incentive plan but that no payment was awarded in recognition of the adverse economic and capital market conditions and the need to conserve cash resources that existed at the time such incentive awards would have been paid; and (ii) that our executive officers had generated significant additional cash resources to fund our strategic plans.

The total bonus payments are as follows:

Name	Bonus amount paid upon Company's receipt of payment from Debiopharm for achievement of first development objective	Bonus amount payable assuming Company's receipt of payment from Debiopharm for achievement of second development objective	Total bonus amount payable
Daniel R. Passeri	$100,000	$50,000	$150,000
Michael P. Gray	$ 83,333	$41,667	$125,000
Mark W. Noel	$ 33,333	$16,667	$ 50,000
Changgeng Qian, Ph.D., M.D.	$ 66,667	$33,333	$100,000
Mitchell Keegan, Ph.D.	$ 33,333	$16,667	$ 50,000

Short-Term Cash Incentive Plan

Our compensation committee has the authority to implement an annual short-term cash incentive plan. Since our inception in 2000, the compensation committee has only adopted such a plan in 2008. The 2008 short-term cash incentive plan that was designed to compensate executive officers based upon their degree of achievement of corporate goals relating to financial performance and cash management, progression of research and development programs and business development. The compensation committee reserved the right, acting in its sole discretion, to modify the 2008 plan at any time. Although our executive officers were eligible to receive payments under the plan based upon meeting a specified degree of achievement of corporate goals defined within the 2008 plan, the compensation committee determined to make no payments under this plan in order to preserve cash. The compensation committee did not adopt an annual short-term cash incentive bonus plan for our executives for 2009 due to the overall economic environment and the financial condition of Curis in early 2009. The compensation committee has also not adopted a formal short-term cash incentive bonus plan for 2010.

Long-Term Incentive Program

The compensation committee believes that long-term value creation is achieved through an ownership culture that encourages performance by our executive officers through the use of stock and stock-based awards. We have established our stock compensation plans to provide our employees, including our executive officers, with incentives to help align the employees' interests with the interests of our stockholders. The compensation committee believes that the use of stock-based awards offers the best approach to achieving our compensation goals. The exercisability of stock options and the vesting of restricted stock awards are generally time-based. All the value received by the recipient from a stock option is based on the growth of the stock price above the option exercise price. Our executive officers have historically paid par value, $0.01, per share of common stock underlying restricted stock awards. Accordingly, the value received by the recipient for a restricted stock award is equal to the difference between the fair market value of our common stock on the date the restricted stock award is granted and the $0.01 per share paid for such restricted stock, plus any future growth of the stock price after such grant date. We have not adopted stock ownership guidelines and our stock compensation plans have provided the principal method for our executive officers to acquire equity in our company.

Stock Options

Our 2000 stock incentive plan permits the grant of incentive and non-qualified stock options to our employees, directors and consultants. The compensation committee or a majority of the independent directors serving on the board of directors review and approve or recommend for approval by the board of directors, stock option grants to our chief executive officer and the other executive officers. Stock option grants are made at the commencement of employment and then are generally granted annually in conjunction with the review of the individual performance of our executive officers. Grants may also be made following a significant change in job responsibilities or to meet other special retention or performance objectives. The review and approval of stock option awards to executive officers is based upon an assessment of individual performance, a review of each executive officer's existing long-term incentives and retention considerations. In appropriate circumstances, the compensation committee considers the recommendations of Mr. Passeri, our chief executive officer (except with respect to his own compensation) and Mr. McNab, the chairman of our board of directors. Stock options are granted with an exercise price equal to the fair market value of our common stock on the date of grant and typically vest 25% after the first year and an additional 6.25% in each subsequent quarter, based upon continued employment over a four-year period. The options generally expire ten years after the date of grant. In certain circumstances, stock options have and may be granted with different vesting terms, such as a shorter vesting period or performance-based vesting.

The compensation committee granted the following stock options to our executive officers in February 2009:

Name	Number of Shares Underlying Option Grants In 2009
Daniel R. Passeri	300,000
Michael P. Gray	180,000
Mark W. Noel	75,000
Changgeng Qian, M.D., Ph.D.	180,000
Mitchell Keegan, Ph.D.	127,500

In determining the size of each stock option grant awarded to our named executive officers in 2009, the compensation committee considered comparative long-term incentive compensation data for peer companies based upon the 2007 Towers Watson analysis. Towers Watson reported to the compensation committee in 2007 that our overall long-term incentive compensation for executive officers was above the 50th percentile but below the targeted 75th percentile of the relevant subset of comparable companies. The compensation committee has targeted the 75th percentile for long-term incentive compensation since the compensation committee believes that this metric is consistent with our desire to emphasize equity opportunity, align executive officer and shareholder interests and manage our cash consumption.

The compensation committee granted the following stock options to our executive officers on February 2, 2010:

Name	Number of Shares Underlying February 2, 2010 Option Grants
Daniel R. Passeri	200,000
Michael P. Gray	125,000
Mark W. Noel	60,000
Changgeng Qian, M.D., Ph.D.	125,000
Mitchell Keegan, Ph.D.	60,000

The number of shares awarded to our executive officers on February 2, 2010 decreased significantly when compared to 2009. In determining the size of each stock option grant awarded to our named executive officers in 2009, the compensation committee considered the fact that the market value of our common stock had increased as compared to the market value for the 2009 stock option grants. This increase in market value resulted in an increase in the underlying value of each share of common stock subject to potential future issuance under such stock options.

Our compensation committee did not establish guidelines for the grant of plan-based awards for 2009.

The 2000 stock incentive plan expired in March 2010. The proposed 2010 stock incentive plan, if approved by our stockholders, would permit the grant of equity awards, including stock options, to our employees, directors and consultants. For a further description of this plan, see "Proposal No. 2—Approval of 2010 Stock Incentive Plan" beginning on page 37 of this proxy statement.

Restricted Stock Awards

Our 2000 stock incentive plan permits the issuance of restricted stock awards to our employees, directors and consultants. The compensation committee generally does not make grants of restricted stock awards to our executive officers and no restricted stock awards were granted in 2009. However, in October 2008, the compensation committee granted our chief financial officer a restricted stock award of 79,113 shares of our common stock in exchange for a $50,000 reduction in his annual base salary. These shares were granted to provide our chief financial officer non-cash compensation in lieu of the $50,000 annual base salary reduction and, accordingly, the award vested in twelve equal monthly installments beginning on November 24, 2008 until such restricted stock award was fully vested on October 24, 2009.

2000 Employee Stock Purchase Plan

Executive officers were eligible to participate in our 2000 employee stock purchase plan prior to the termination of the plan. In 2009, none of our executive officers participated in the 2000 employee stock purchase plan. The plan permitted participant employees to purchase company stock through payroll deductions of up to 15% of total cash compensation. The price of the stock was 85% of the lower of the fair market value of the stock at the beginning or the end of the offering period. Currently, there are no shares available for future purchase under the 2000 employee stock purchase plan.

The proposed 2010 employee stock purchase plan, if approved by our stockholders, would permit participant employees, including our executive officers, to purchase company stock through the new plan. For a further description of this plan, see "Proposal No. 3—Approval of 2010 Employee Stock Purchase Plan" beginning on page 46 of this proxy statement.

Other Compensation – Employee Benefits

Our employees, including our executive officers, are entitled to various employee benefits such as medical and dental expense coverage, flexible spending accounts, various insurance programs, an employee assistance program and paid time off. Executive officers are eligible to participate in our 401(k) retirement plan. Matching contributions to the 401(k) plan are at the discretion of the compensation committee of the board of directors.

Change-in-Control and Severance Payments

Each of our executive officers is party to an agreement or offer letter that obligates us to make payments to such executive officer in the event we terminate the executive officer's employment without cause or the executive officer resigns for good reason. We believe that our severance program is aligned with other comparable local biotechnology companies and provides our executive officers with income protection in the event of an unplanned separation of employment. In addition, we are also obligated to make payments to each of our executive officers, except for Dr. Keegan, if he is terminated within twelve months after a change in control. This is a so-called "double trigger" change in control arrangement because it provides for severance benefits only in the event of a change in control, the first trigger, followed by an employment termination under specified circumstances, the second trigger. We have determined to provide for these change in control arrangements because we recognize that, as is the case with many publicly-held corporations, the possibility of a change in control of our company exists and such possibility, and the uncertainty and questions which it may raise among our executive officers, could result in the departure or distraction of executive officers to the detriment of our company and our stockholders. As a consequence, our compensation committee has determined to provide such change in control related benefits to reinforce and encourage the continued employment and dedication of our executive officers without distraction from the possibility of a change in control and related events and circumstances.

Our 2000 stock incentive plan provides that all plan participants, including our executive officers, are entitled to accelerated vesting of stock options and/or restricted stock awards upon certain events. In the event that a change in control occurs, 50% of the then unvested options of each plan participant, including executive officers, would become immediately exercisable and the restrictions underlying 50% of any restricted stock awards would lapse. In the event any executive officer leaves within one year after a change in control without cause or for good reason (each as defined in the plan), then all remaining unvested stock options and restricted stock awards will become fully vested. Our 2000 stock incentive plan generally defines a change in control as a merger by us with or into another company or a sale of all or substantially all of our assets.

For a further description of the foregoing arrangements, see “Summary Compensation Table,” “Employment Agreements” and “Potential Payments Upon Termination or Change-in-Control.”

Tax and Accounting Considerations

We account for equity compensation paid to our employees under the rules of FASB Codification Topic 718 (formerly FAS 123(R)), which require us to estimate and record an expense over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. To date, these accounting requirements have not impacted our executive compensation programs and practices.

The Internal Revenue Service, pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, generally disallows a tax deduction for compensation in excess of $1.0 million paid to our chief executive officer and to each other officer (other than our chief executive officer and our chief financial officer) whose compensation is required to be reported to our stockholders pursuant to the Exchange Act by reason of being among the three most highly paid executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The compensation committee reviews the potential effect of Section 162(m) periodically and uses its judgment to authorize compensation payments that may be subject to the limit when the compensation committee believes that such payments are appropriate and in the best interests of us and our stockholders, after taking into consideration changing business conditions and the performance of our employees. We currently have a history of operating losses and have significant net operating loss carryforwards that would have the effect of offsetting future taxable income. As a result, we generally do not consider the tax implications of our executive compensation programs to be meaningful to our operating or financial results. However, we currently intend that all cash compensation that we pay will be deductible by us for tax purposes. In addition, any compensation income attributable to incentive stock options and nonqualified stock options is intended to be exempt from the Section 162(m) deduction limitations by reason of being performance-based compensation. Compensation attributable to restricted stock awards generally will be subject to the deduction limitations.

Summary Compensation Table

The following table sets forth information regarding compensation earned by each of our named executive officers for the fiscal years ending December 31, 2009, 2008 and 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Daniel R. Passeri	2009	311,538(2)	—	—	226,410	19,000(6)	556,948
Chief Executive Officer	2008	384,615	—	—	399,307	—	783,922
	2007	355,000	60,000(3)	6,500(4)	272,750	9,000(6)	703,250
Michael P. Gray	2009	259,615(2)	—	51,423(5)	135,846	19,000(6)	465,884
Chief Operating Officer	2008	292,308	—	10,285(5)	194,328	—	496,920
and Chief Financial Officer	2007	293,250	40,000(3)	—	163,650	9,000(6)	505,900
Mark W. Noel	2009	196,269(2)	—	—	56,603	14,829(6)	267,701
Vice President,	2008	206,769	—	—	97,206	—	303,795
Technology Management and Intellectual Property	2007	205,500	20,000(3)	—	68,188	4,660(6)	298,348
Changgeng Qian	2009	233,654(2)	—	—	135,846	18,546(6)	388,046
Senior Vice President,	2008	245,808	—	—	213,371	—	459,179
Research and Preclinical Development	2007	219,250	40,000(3)	—	163,650	8,770(6)	431,670
Mitchell Keegan (7) Vice President, Development	2009	233,654(2)	—	—	151,474	12,808(6)	397,936

(1) The amounts in this column reflect the aggregate grant date fair value of equity awards granted during the respective fiscal year, computed in accordance with FASB Codification Topic 718 and other relevant guidance, for awards pursuant to our 2000 stock incentive plan. Assumptions used in the calculation of these amounts are included in footnote 5 to our audited financial statements for the fiscal year ended December 31, 2009 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2010. During 2007, the officers were issued certain options, the exercisability of which was tied to a performance condition, the occurrence of which was not probable at the date of grant. Therefore, the aggregate grant date fair value related to these options has not been included in the preceding table for 2007. The following table denotes the maximum value of these 2007 options assuming achievement of the performance condition was probable:

Name	Maximum Value of 2007 Performance Condition Options
Daniel R. Passeri	$288,775
Michael P. Gray	173,265
Mark W. Noel	72,194
Changgeng Qian	173,265

(2) This amount reflects 27 pay periods in 2009 (vs. 26 pay periods for prior years) because the pay period ending January 1, 2010 was paid on December 31, 2009 due to a bank holiday.

(3) Consists of bonuses approved by the compensation committee and accrued in our financial statements at December 31, 2007, but were not paid until February 2008.

(4) This amount reflects the dollar amount recognized for financial statement reporting purposes for fiscal 2007, in accordance with FASB Codification Topic 718, of an award pursuant to our 2000 stock incentive plan of 10,000 shares of restricted stock at a purchase price of $0.01 per share, on May 31, 2006, when the fair market value was $1.57 per share and includes only that portion of the stock award that vested during 2007. Assumptions used in the calculation of this amount are included in footnote 1 to our audited financial statements for the fiscal year ended December 31, 2006 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 2, 2007.

(5) These amounts reflect the dollar amount recognized for financial statement reporting purposes for fiscal 2009 and 2008, respectively, in accordance with FASB Codification Topic 718, of an award pursuant to our 2000 stock incentive plan of 79,113 shares of restricted stock at a purchase price of $0.01 per share, on October 24, 2008, when the fair market value was $0.79 per share and includes only that portion of the stock award that vested during 2009 and 2008, respectively. Assumptions used in the calculation of this amount are included in footnote 5 to our audited financial statements for the fiscal year ended December 31, 2009 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2010.

(6) Consists of 401(k) contributions made by us.

(7) Dr. Keegan was not a named executive officer for fiscal years 2007 and 2008.

Grants of Plan-Based Awards

The following table sets forth information regarding awards under our 2000 stock incentive plan to our named executive officers during the fiscal year ended December 31, 2009.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#) (1)	Exercise or Base Price of Option Awards ($/Sh) (4)	Grant Date Fair Value of Stock and Option Awards (5)
Daniel R. Passeri	02/05/09	300,000(2)	$1.07	$226,410
Michael P. Gray	02/05/09	180,000(2)	1.07	135,846
Mark W. Noel	02/05/09	75,000(2)	1.07	56,603
Changgeng Qian	02/05/09	180,000(2)	1.07	135,846
Mitchell Keegan	02/05/09	27,500(2)	1.07	20,754
	09/02/09	100,000(3)	2.10	130,720

(1) Such stock options will expire 10 years from date of grant. Under the terms of the 2000 stock incentive plan, a change in control occurs in the event we merge with or into another company or we sell all or substantially all of our assets. At the time of a change in control, 50% of the then unvested options held by each plan participant, including executive officers, would become immediately exercisable and the restrictions on restricted stock awards would lapse with respect to 50% of the number of shares that otherwise would have first become free from restrictions after the date of the change in control. In addition, under the terms of the 2000 stock incentive plan, in the event an executive officer terminates his employment for good reason (as defined in the plan) or we terminate the executive officer without cause (as defined in the plan) within one year after a change in control, then all options and restricted stock held by the executive officer would become fully vested upon such termination.

(2) Such stock options will vest over a period of four years with 25% of the shares underlying the grant vesting on February 5, 2010 and an additional 6.25% of the shares vesting on each successive three-month period until the option is fully vested on the fourth anniversary of the grant date, subject to the continued employment of the executive officer.
(3) Such stock options were granted in connection with the promotion of Dr. Keegan to Vice President, Development on September 2, 2009 and will vest over a period of four years with 25% of the shares underlying the grant vesting on September 2, 2010 and an additional 6.25% of the shares vesting on each successive three-month period until the option is fully vested on the fourth anniversary of the grant date, subject to Dr. Keegan's continued employment.
(4) The exercise price per share is equal to the closing price per share of our common stock on the date of grant.
(5) The amounts shown in this column represent the total grant date fair value of each stock and option award as determined in accordance with FASB Codification Topic 718.

We have entered into employment and indemnification agreements with certain of our named executive officers, as described below under "Employment Agreements" and "Indemnification Agreements."

Salary and bonus payments accounted for approximately 63.6% of the total compensation of the named executive officers for 2007. Base salary accounted for approximately 55.3% of the total compensation of the named executive officers for 2008. Base salary accounted for approximately 59.5% of the total compensation of the named executive officers for 2009.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the outstanding equity awards held by our named executive officers as of December 31, 2009.

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#) (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Daniel R. Passeri	—	300,000		$ 1.07	2/05/2019
	202,000	—	—	$ 0.79	10/24/2018
	131,250	168,750	—	$ 1.43	1/25/2018
	156,250	93,750	250,000(2)	$ 1.39	6/06/2017
	352,500	37,500	—	$ 1.57	5/31/2016
	175,000	—	—	$ 3.98	6/01/2015
	175,000	—	—	$ 4.56	6/25/2014
	450,000	—	—	$ 2.43	5/13/2013
	76,250	—	—	$ 1.09	9/25/2012
	95,150	—	—	$ 1.50	6/05/2012
	400,000	—	—	$ 3.85	9/19/2011
	125,000	—	—	$ 3.13	4/03/2011
	200,000	—	—	$10.65	11/20/2010
Michael P. Gray	—	180,000	—	$ 1.07	2/05/2019
	78,750	101,250	—	$ 1.43	1/25/2018
	93,750	56,250	150,000(2)	$ 1.39	6/06/2017
	175,000	25,000	—	$ 1.57	5/31/2016
	75,000	—	—	$ 3.98	6/01/2015
	75,000	—	—	$ 4.56	6/25/2014
	160,000	—	—	$ 4.95	12/11/2013
	50,000	—	—	$ 2.43	5/13/2013
	26,250	—	—	$ 1.09	9/25/2012
	42,844	—	—	$ 1.50	6/05/2012
	10,000	—	—	$ 4.72	7/02/2011
	21,500	—	—	$ 3.13	4/03/2011
	30,000	—	—	$14.50	8/18/2010

Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#) (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
Mark W. Noel	—	75,000	—	$ 1.07	2/05/2019
	43,000	—	—	$ 0.79	10/24/2018
	32,812	42,188	—	$ 1.43	1/25/2018
	39,062	23,438	62,500(2)	$ 1.39	6/06/2017
	87,500	12,500	—	$ 1.57	5/31/2016
	50,000	—	—	$ 3.98	6/01/2015
	50,000	—	—	$ 4.56	6/25/2014
	70,000	—	—	$ 2.43	5/13/2013
	48,000	—	—	$ 1.09	9/25/2012
	74,100	—	—	$ 1.50	6/05/2012
	60,000	—	—	$ 4.38	3/12/2011
Changgeng Qian	—	180,000	—	$ 1.07	2/05/2019
	51,000	—	—	$ 0.79	10/24/2018
	78,750	101,250	—	$ 1.43	1/25/2018
	93,750	56,250	150,000(2)	$ 1.39	6/06/2017
	81,250	18,750	—	$ 1.57	9/13/2016
	40,000	—	—	$ 1.57	5/31/2016
	15,000	1,000	—	$ 4.03	1/10/2016
	24,000	—	—	$ 3.98	6/1/2015
	24,000	—	—	$ 4.56	6/25/2014
	35,000	—	—	$ 2.43	5/13/2013
	9,375	—	—	$ 1.09	9/25/2012
	20,125	—	—	$ 1.50	6/5/2012
	20,000	—	—	$ 4.72	7/2/2011
Mitchell Keegan	—	100,000	—	$ 2.10	9/02/2019
	—	27,500	—	$ 1.07	2/05/2019
	—	—	18,750(2)	$ 0.79	10/24/2018
	56,250	93,750	—	$ 1.35	5/16/2018

(1) These stock options will vest over a period of four years with 25% of the shares underlying the grant vesting on the first anniversary of the grant date and an additional 6.25% of the shares vesting during each successive three-month period until the option is fully vested on the fourth anniversary of the grant date, subject to the continued employment of the executive officer unless as otherwise noted. All stock options will expire 10 years from date of grant.

(2) These stock options will become fully exercisable on the earlier of December 6, 2012 or upon the consummation of a collaboration, licensing or similar agreement relating to at least one of our targeted cancer programs that includes an upfront or similar payment of at least $10,000,000 excluding any equity investment in us. The latter condition was satisfied on March 12, 2010 and therefore these options became fully exercisable on March 12, 2010.

Option Exercises and Stock Vested

The following table summarizes, for each of our named executive officers, the vesting of restricted stock during 2009. None of our named executive officers exercised stock options during 2009.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Daniel R. Passeri	—	—
Michael P. Gray	65,928	98,826
Mark W. Noel	—	—
Changgeng Qian, M.D., Ph.D.	—	—
Mitchell Keegan, Ph.D.	—	—

Employment Agreements

We are party to the following employment arrangements with our executive officers.

Daniel R. Passeri. On September 18, 2007, we entered into an employment agreement with Mr. Passeri. The agreement is intended to comply with the applicable provisions of Section 409A of the Internal Revenue Code of 1986, as amended, and the final Treasury regulations and guidance issued thereunder. Under the agreement, Mr. Passeri will serve as our president and chief executive officer for the period that commenced on September 18, 2007 and ends on December 31, 2012. Mr. Passeri's base salary was set at $400,000 per annum subject to annual review by the board. On October 24, 2008, Mr. Passeri's agreement was amended to reduce Mr. Passeri's base salary from $400,000 to $300,000 and in consideration of such reduction, Mr. Passeri received an option to purchase 202,000 shares of our common stock at an exercise price of $0.79 per share, with vesting as to one-twelfth of the shares underlying such option on November 24, 2008 and on the 24th day of each month thereafter until the option became fully vested on October 24, 2009. Mr. Passeri's agreement was also amended to provide for the payment of Mr. Passeri's fees for preparation of his tax return by a tax professional. Mr. Passeri is entitled to participate in our medical and other benefit programs and may be entitled to receive an annual bonus based on the achievement of specific objectives established by the board. Mr. Passeri is entitled to receive severance benefits under the agreement in the event of his termination without cause or for good reason and he is also entitled to receive certain payments if he is terminated within one year after a change in control. For a description and quantification of such severance and change in control benefits, see "Potential Payments Upon Termination or Change-In-Control." In addition, the agreement provides for certain indemnification provisions. For a description of such indemnification provisions, see "Indemnification of Executive Officers."

Michael P. Gray. On December 15, 2003, we entered into an employment agreement with Mr. Gray, which was amended on October 31, 2006. Under the agreement, Mr. Gray was promoted to Vice President, Finance and Chief Financial Officer effective as of November 27, 2003 at an initial base salary of $185,000 per annum, subject to review as part of our performance review program. In addition, Mr. Gray received an option to purchase 160,000 shares of our common stock to vest over four years, 25% after the first year and 6.25% per quarter over the remainder of the vesting period. On December 14, 2006, Mr. Gray was promoted from Senior Vice President of Finance and Chief Financial Officer to Chief Operating Officer and Chief Financial Officer. On October 24, 2008, Mr. Gray's agreement was amended to reduce Mr. Gray's base salary from $300,000 to $250,000 and in consideration of such reduction, Mr. Gray received a restricted stock award of 79,113 shares, at a purchase price of $0.01 per share, with vesting as to one-twelfth of the shares on November 24, 2008 and on the 24th day of each month thereafter until the shares became fully vested on October 24, 2009. Mr. Gray is entitled to receive severance benefits under the agreement in the event of his termination without cause or for good reason and he is also entitled to receive certain payments if he is terminated within one year after a change in control. For a description and quantification of such severance and change in control benefits, see "Potential Payments Upon Termination or Change-In-Control." In addition, the agreement provides for certain indemnification provisions. For a description of such indemnification provisions, see "Indemnification of Executive Officers."

Mark W. Noel. On January 11, 2001, we entered into an employment agreement with Mr. Noel, which was amended on October 31, 2006. Under the agreement, Mr. Noel serves as our Vice President of Technology Management and Intellectual Property, at an initial base salary of $160,000 per annum, subject to review as part of our performance review program. In addition, Mr. Noel received an option to purchase 60,000 shares of our common stock to vest over four years, 25% after the first year and 6.25% per quarter over the remainder of the vesting period. On October 24, 2008, Mr. Noel's agreement was amended to reduce Mr. Noel's base salary from $210,000 to $189,000 and in consideration of such reduction, Mr. Noel received an option to purchase 43,000 shares of our common stock at an exercise price of $0.79 per share, with vesting as to one-twelfth of the shares underlying such option on November 24, 2008 and on the 24th day of each month thereafter until the option became fully vested on October 24, 2009. Mr. Noel is entitled to receive severance benefits under the agreement in the event of his termination without cause or for good reason and he is also entitled to receive certain payments if he is terminated within one year after a change in control. For a description and quantification of such severance and change in control benefits, see "Potential Payments Upon Termination or Change-In-Control." In addition, the agreement provides for certain indemnification provisions. For a description of such indemnification provisions, see "Indemnification of Executive Officers."

Changgeng Qian, M.D., Ph.D. On May 2, 2001, we entered into an employment agreement with Dr. Qian, which was amended May 10, 2002. On September 13, 2006, Dr. Qian was promoted to Vice President, Discovery and Preclinical Development at an initial base salary of $200,000 per annum, subject to review as part of our performance review program. In addition, Dr. Qian received an option to purchase 100,000 shares of our common stock to vest over four years, 25% after the first year and 6.25% per quarter over the remainder of the vesting period. Following this promotion, Dr. Qian entered into an amended employment agreement on December 14, 2006, under which Dr. Qian is entitled to receive severance benefits under the agreement in the event of his termination without cause or for good reason and he is also entitled to receive certain payments if he is terminated within one year after a change in control. On October 24, 2008, Dr. Qian's agreement was amended to reduce Dr. Qian's base salary from $250,000 to $225,000 and in consideration of such reduction, Dr. Qian received an option to purchase 51,000 shares of our common stock at an exercise price of $0.79 per share, with vesting as to one-twelfth of the shares underlying such option on November 24, 2008 and on the 24th day of each month thereafter until the option became fully vested on October 24, 2009. On February 2, 2010, Dr. Qian was promoted from Vice President, Discovery and Preclinical Development to Senior Vice President, Discovery and Preclinical development at an initial base salary of $275,000 per annum. Dr. Qian is entitled to receive severance benefits under the agreement in the event of his termination without cause or for good reason and he is also entitled to receive certain payments if he is terminated within one year after a change in control. For a description and quantification of such severance and change in control benefits, see "Potential Payments Upon Termination or Change-In-Control." In addition, the agreement provides for certain indemnification provisions. For a description of such indemnification provisions, see "Indemnification of Executive Officers."

Mitchell Keegan, Ph.D. On March 21, 2008, we entered into an employment agreement with Dr. Keegan, under which he served as Executive Director, Drug Development at an initial base salary of $225,000, subject to review as part of our performance review program. Under the terms of the agreement, Dr. Keegan is entitled to receive four months severance benefits in the event of his termination without cause. On September 2, 2009, Dr. Keegan was promoted to Vice President, Development and received an option to purchase 100,000 shares of our common stock to vest over four years, 25% after the first year and 6.25% per quarter over the remainder of the vesting period.

Indemnification of Executive Officers

Our certificate of incorporation provides indemnification of our executive officers for any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action or claim by us) by reason of the fact of that such person serves as an executive officer, to the maximum extent permitted by the General Corporation Law of Delaware. The certificate of incorporation further provides that executive officers may be entitled to additional indemnification, under any agreement or vote of the directors.

Each of our executive officer employment agreements, except for Dr. Keegan's agreement, also provides that we will indemnify each such executive officer for claims arising in his capacity as our executive officer, provided that he acted in good faith and in a manner that he reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, the executive officer must have no reasonable cause to believe that the conduct was unlawful. If the claim is brought by us or on our behalf, we will not be obligated to indemnify the executive officer if the executive officer is found liable to us, unless the court determines that, despite the adjudication of liability, in view of all the circumstances of the case the executive officer is fairly and reasonably entitled to be indemnified. In the event that we do not assume the defense of a claim against the executive officer, we are required to advance his expenses in connection with his defense, provided that he undertakes to repay all amounts advanced if it is ultimately determined that he is not entitled to be indemnified by us. We will require that any successor to our business assumes and agrees to perform our obligations under the indemnification provisions.

In connection with our indemnification obligations we have and intend to maintain director and officer liability insurance, if available.

Potential Payments Upon Termination or Change-in-Control

Each of the above-described employment agreements with our executive officers, except for Dr. Keegan's agreement, also provides that in the event we terminate the executive officer's employment without cause or if the executive officer resigns for good reason (each as defined in the agreements), including a termination within twelve months after a change in control of the company, the executive officer will receive: (1) his base salary (as defined in the agreement) accrued through the last day of employment; (2) continuation of his then base salary or a portion thereof for the periods and amounts described in the table below, and (3) payment of a portion of the executive officer's COBRA premiums, which is calculated as the difference between the COBRA premium and the amount as paid by the employee for medical/dental insurance, for the periods and amounts described in the table below. In order for our executive officers to receive these severance payments, the executive officer must execute a general release of all claims against the company, its employees, officers, directors and agents in a form acceptable to us.

If any of Messrs. Gray or Noel, or Dr. Qian are considered "specified employee(s)" on the date of their termination within the meaning of Section 409A(a)(2)(B)(ii) of the Internal Revenue Code and the regulations thereunder, and any payments to be paid or provided to these executive officers constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code, then the severance and benefit payments per the table below will be delayed by a period of six months and will be paid in a lump sum in the seventh month following the date of termination. In the case of Mr. Passeri, if Mr. Passeri is considered a "specified employee" on the date of his termination, then Mr. Passeri's severance and benefit payments will be paid within the short-term deferral period, which means the period ending on the later of the of 15th day of the third month following the end of the employee's tax year in which Mr. Passeri's separation from service occurs and the 15th day of the third month following the end of the Company's tax year in which Mr. Passeri's separation from service occurs, and shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A of the Code. If Mr. Passeri's severance and benefit payments are not paid within the short-term deferral period then such payments will be delayed by a period of six months and will be paid in a lump sum in the seventh month following the date of termination.

Pursuant to the terms of the 2000 stock incentive plan, at the time of a change in control, 50% of the then-unvested options to purchase our common stock held by each plan participant, including executive officers, would become immediately exercisable and the forfeiture restrictions on all outstanding restricted stock awards would lapse with respect to 50% of the number of shares that otherwise would have first become free from such forfeiture restrictions after the date of the change in control. In addition, in the event an executive officer terminates his employment for good reason (as defined in the plan) or we terminate the executive officer without cause (as defined in the plan) within one year after such change in control, then all options and restricted stock held by the executive officer would become fully vested and/or free of all forfeiture restrictions, as applicable, upon such termination.

The table below sets forth the payments to each of our named executive officers upon a termination event described above, assuming such termination event occurred on December 31, 2009, the last day of our most recently completed fiscal year.

Name	Severance Term in Months	Severance Upon Termination ($)	Value of Equity Acceleration (1)	Benefits Upon Termination ($)	Total Benefits
Daniel R. Passeri Chief Executive Officer	Twelve	$400,000	$1,663,500	$14,881	$2,078,381
Michael P. Gray, Chief Operating Officer and Chief Financial Officer	Six	$150,000	$1,002,300	$ 6,882	$1,159,182
Mark W. Noel, Vice President Technology Management and Intellectual Property	Six	$105,000	$ 421,127	$ 7,440	$ 533,567
Changgeng Qian, M.D., Ph.D., Senior Vice President Discovery and Preclinical Development	Six	$125,000	$ 991,800	$ 7,440	$1,124,240
Mitchell Keegan, Ph.D., Vice President Development	Four	$ 75,000	$ 399,200	$ 4,588	$ 478,788

(1) Assumes the exercise and sale of all in-the-money outstanding options held by each named executive officer on December 31, 2009, on which the closing price of our common stock on the Nasdaq Global Market was $3.25.

Director Compensation Table

The following table sets forth a summary of the compensation earned by or paid to our non-employee directors in 2009:

Name	Fees Earned or Paid In Cash ($)	Option Awards ($) (1) (2)	All Other Compensation ($)	Total ($)
Susan B. Bayh	$ 29,750	$18,868	$ —	$ 48,618
Joseph M. Davie	22,500	18,868	25,000(3)	66,368
Martyn D. Greenacre	32,750	18,868	—	51,618
Kenneth I. Kaitin	22,500	18,868	—	41,368
James R. McNab, Jr.	132,750(4)	71,697	19,402(5)	223,849
James R. Tobin	27,500	18,868	—	46,368

(1) The amounts in this column reflect the grant date fair value of awards made to such individual in accordance with FASB Codification Topic 718 and other relevant guidance, excluding forfeitures, for awards in 2009 pursuant to our 2000 director stock option plan and 2000 stock incentive plan. Assumptions used in the calculation of these amounts are included in footnote 5 to our audited financial statements for the fiscal year ended December 31, 2009 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2010.

(2) At December 31, 2009, none of our non-employee directors held stock awards but each held options to purchase shares of our common stock as follows:

Director	Aggregate Number of Stock Options
Susan B. Bayh	281,250
Joseph M. Davie	255,000*
Martyn D. Greenacre	405,000
Kenneth I. Kaitin	115,000
James R. McNab, Jr.	550,000
James R. Tobin	455,000

* This number also includes an option to purchase 35,000 shares of our common stock that was granted to Dr. Davie on September 14, 2006 in consideration for his services as Chairman of our Scientific Advisory Board.

(3) Represents a payment made by us to Dr. Davie in 2009 in consideration for his services as Chairman of the Scientific Advisory Board pursuant to a scientific advisory and consulting agreement dated September 14, 2006 by and between us and Dr. Davie. Under the advisory agreement, Dr. Davie agreed to serve as Chairman of our Scientific Advisory Board and to provide consulting and advisory services on our proprietary drug discovery and development programs, including but not limited to the areas of developmental biology, oncology, neurobiology and other therapeutic and diagnostic applications. The term of the advisory agreement is for a period of five years. Either party may terminate the agreement by providing thirty days' written notice to the other party. In consideration for the services rendered by Dr. Davie under the advisory agreement, we agreed to pay Dr. Davie an annual retainer of $25,000, which became effective on June 19, 2007. As additional consideration, on September 14, 2006 we granted Dr. Davie an option to purchase 35,000 shares, pursuant to our 2000 stock incentive plan, at an exercise price of $1.72 per share, which was the closing price of our common stock on the date of grant.

(4) On June 1, 2005, we entered into an agreement for service as chairman of the board of directors with James McNab. As chairman of the board of directors, Mr. McNab receives a cash payment of $10,000 per month plus board attendance fees.
(5) Consists of payments made by us to reimburse the cost of Mr. McNab's annual health insurance expense.

Non-employee directors receive an initial stock option grant and annual stock option grants. In addition, non-employee directors, other than Mr. McNab, receive an annual cash retainer of $15,000 and an additional $5,000 payment for committee chairperson services. Directors are paid additional cash compensation in the amount of $1,500 for each board or committee meeting attended in person and $750 for telephonic meetings. In addition, directors are reimbursed for reasonable out-of-pocket expenses that are incurred due to attendance at board or committee meetings. Directors who are our employees are not compensated for their attendance at board or committee meetings.

Indemnification of Directors

Our certificate of incorporation provides indemnification of our directors for any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action or claim by the company) by reason of the fact of that such person serves as a director, to the maximum extent permitted by the General Corporation Law of Delaware. The certificate of incorporation further provides that directors may be entitled to additional indemnification, under any agreement or vote of the directors.

On June 1, 2005 we entered into indemnification agreements with our directors, except for Daniel Passeri. The indemnification provisions apply to each director and state that we will indemnify them for claims arising in his or her capacity as our director, provided that he or she acted in good faith and in a manner that he or she reasonably believed to be in, or not opposed to, our best interests. With respect to any criminal proceeding, the director must have no reasonable cause to believe that the conduct was unlawful. If the claim is brought by us or on our behalf, we will not be obligated to indemnify the director if the director is found liable to us, unless the court determines that, despite the adjudication of liability, in view of all the circumstances of the case, the director is fairly and reasonably entitled to be indemnified. In the event that we do not assume the defense of a claim against the director, we are required to advance his or her expenses in connection with his or her defense, provided that he or she undertakes to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us. We will require that any successor to our business assumes and agrees to perform our obligations under the indemnification provisions.

In connection with our indemnification obligations we have and intend to maintain director and officer liability insurance, if available on reasonable terms.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2009, the members of our compensation committee were Ms. Bayh, Mr. Tobin and Dr. Kaitin, none of whom was a current or former officer or employee and none of whom had any related person transaction involving the company.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis, required by Item 402(b) of Regulation S-K with Curis' management. Based on this review and discussion, the compensation committee recommended to our board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the compensation committee of our board of directors.

James R. Tobin (Chair)
Susan B. Bayh
Kenneth I. Kaitin

PROPOSAL 2—Approval of 2010 Stock Incentive Plan

On April 6, 2010, our board of directors adopted, subject to stockholder approval, the 2010 Stock Incentive Plan, or the 2010 Plan. Up to 6,000,000 shares of our common stock (subject to adjustment in the event of stock splits and other similar events) may be issued pursuant to awards granted under the 2010 Plan.

The 2010 Plan is intended to replace both our 2000 Stock Incentive Plan, or 2000 Plan, which expired by its terms on March 28, 2010, and our 2000 Director Plan, for which there are currently no shares available for future grant. As of April 6, 2010, options to purchase an aggregate of 12,097,689 shares of common stock were outstanding under these plans as follows:

- options to purchase 11,722,689 shares of common stock were outstanding under the 2000 Plan, which options have a weighted-average exercise price of $2.45 and a weighted-average remaining term of 5.97 years; and
- options to purchase 375,000 shares of common stock were outstanding under the 2000 Director Plan, which options have a weighted-average exercise price of $3.39 and a weighted-average remaining term of 4.7 years.

No additional option grants or other awards will be made under either the 2000 Plan or the 2000 Director Plan, although all outstanding awards under these plans will remain in effect.

Our board believes that our future success depends, in large part, upon our ability to maintain a competitive position in attracting, retaining and motivating key personnel.

Description of the 2010 Plan

The following is a summary of the 2010 Plan, a copy of which is attached as Exhibit A to this proxy statement.

Number of Shares Available for Award

Up to 6,000,000 shares of our common stock (subject to adjustment in the event of stock splits and other similar events) may be issued pursuant to awards granted under the 2010 Plan.

The 2010 Plan uses a "fungible share" concept under which each share of stock subject to awards granted as options and stock appreciation rights, or SARs, cause one share per share under the award to be removed from the available share pool, while each share of stock subject to awards granted as restricted stock, restricted stock units, other stock-based awards or performance awards where the price charged for the award is less than 100% of the fair market value of our common stock will cause 1.22 shares per share under the award to be removed from the available share pool. Shares covered by awards under the 2010 Plan that are forfeited, cancelled or otherwise expire without having been exercised or settled, or that are settled by cash or other non-share consideration, become available for issuance pursuant to a new award and will be credited back to the pool at the same rates described above. Shares that are tendered or withheld to pay the exercise price of an award or to satisfy tax withholding obligations are not available for issuance pursuant to new awards. Shares are subtracted for exercises of SARs using the proportion of the total SAR that is exercised, rather than the number of shares actually issued.

Types of Awards

The 2010 Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, other stock-based awards, and cash-based awards as described below, which we refer to collectively as Awards.

Incentive Stock Options and Non-statutory Stock Options. Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options may be granted only with an exercise price that is equal to or greater than the fair market value of the common stock on the date of grant. Under present law, incentive stock options granted to optionees holding more than 10% of the voting power of Curis may not have an exercise price that is less than 110% of the fair market on the date of grant. Options may not be granted for a term in excess of ten years (five years in the case of incentive stock options granted to optionees holding more than 10% of the voting power of Curis). The 2010 Plan permits the following forms of payment of the exercise price of options:

- cash or check;
- subject to certain conditions, delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to us sufficient funds to pay the exercise price and any required tax withholding or delivery by the participant to us of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to us cash or a check sufficient to pay the exercise price and any required tax withholding;
- subject to certain conditions, delivery of shares of common stock owned by the participant valued at their fair market value;
- to the extent provided for in the applicable nonstatutory stock option agreement or approved by the board in its sole discretion, by delivery of a notice of "net exercise" to us;
- any other lawful means; or
- any combination of these forms of payment.

An option that vests solely based on the passage of time will not vest earlier than the first anniversary of its date of grant, unless the Option is granted in lieu of salary, bonus or other compensation otherwise earned by or payable to the participant. Notwithstanding the foregoing, the board, either at the time the Option is granted or at any time thereafter, may allow an Option to accelerate and become vested, in whole or in part, prior to the first anniversary of its date of grant, if the participant dies or becomes disabled, the participant's employment by or service to us is terminated under specified circumstances, or in the event of a merger, consolidation, sale, reorganization, recapitalization, or change in control of the Company.

Stock Appreciation Rights. A Stock Appreciation Right, or SAR, is an award entitling the holder, upon exercise, to receive an amount in common stock or cash or a combination thereof determined by reference to appreciation, from and after the date of grant, in the fair market value of a share of common stock over the measurement price specified in the applicable SAR agreement. The measurement price may not be less than 100% of the fair market value on the date the SAR is granted; provided that if our board approves the grant of an SAR effective as of a future date, the measurement price may be not less than 100% of the fair market value on such future date. SARs may be granted independently or in tandem with an Option.

Restricted Stock Awards. Restricted Stock Awards entitle recipients to acquire shares of common stock, subject to our right to repurchase all or part of such shares from the recipient in the event that the conditions specified in the applicable Award are not satisfied prior to the end of the applicable restriction period established for such Award.

Restricted Stock Unit Awards. Restricted Stock Unit Awards entitle the recipient to receive shares of common stock to be delivered at the time such shares vest (or on a deferred basis) pursuant to the terms and conditions established by our board.

Other Stock-Based Awards. Under the 2010 Plan, our board has the right to grant other Awards based upon the common stock having such terms and conditions as our board may determine, including the grant of shares based upon certain conditions, the grant of Awards that are valued in whole or in part by reference to, or otherwise based on, shares of common stock, and the grant of Awards entitling recipients to receive shares of common stock to be delivered in the future. Our board may also grant performance awards or cash-based awards.

Performance Conditions. The compensation committee may determine, at the time of grant, that a Restricted Stock Award or Other Stock-Based Award granted to an officer will vest solely upon the achievement of specified performance criteria designed to qualify for deduction under Section 162(m) of the Code. Performance Awards can also provide for cash payments of up to $1,000,000 per calendar year per individual. The performance criteria for each such Award will be based on one or more of the following measures:

- the entry into an arrangement or agreement with a third party for the development, commercialization, marketing or distribution of products, services or technologies, or for conducting a research program to discover and develop a product, service or technology, and/or the achievement of milestones under such arrangement or agreement, including events that trigger an obligation or payment right;
- the achievement of domestic and international regulatory milestones, including the submission of filings required to advance products, services and technologies in clinical development and the achievement of approvals by regulatory authorities relating to the commercialization of products, services and technologies;
- the achievement of discovery, preclinical and clinical stage scientific objectives, discoveries or inventions for products, services and technologies under research and development;
- the entry into or completion of a phase of clinical development for any product, service or technology, such as the entry into or completion of phase 1, 2 and/or 3 clinical trials;
- the consummation of debt or equity financing transactions, or acquisitions of business, technologies and assets;
- new product or service releases;
- the achievement of qualitative or quantitative performance measures set forth in operating plans approved by our board from time to time;
- specified levels of product sales, net income, earnings before or after discontinued operations, interest, taxes, depreciation and/or amortization, operating profit before or after discontinued operations and/or taxes, sales, sales growth, earnings growth, cash flow or cash position, gross margins, stock price, market share, return on sales, assets, equity or investment, improvement of financial ratings; and
- achievement of balance sheet or income statement objectives or total stockholder return.

Such performance goals may be adjusted to exclude any one or more of:

- extraordinary items,
- gains or losses on the dispositions of discontinued operations,
- the cumulative effects of changes in accounting principles,
- the writedown of any asset, and
- charges for restructuring and rationalization programs.

Such performance goals may vary by participant and may be different for different Awards; may be particular to a participant or the department, branch, line of business, subsidiary or other unit in which the participant works and may cover such period as may be specified by the compensation committee; and will be set by the compensation committee within the time period prescribed by, and will otherwise comply with the requirements of, Section 162(m). The compensation committee may adjust downwards, but not upwards, the cash or number of shares payable pursuant to such Award, and may not waive the achievement of the applicable performance measures except in the case of the participant's death or disability or a change in control.

We believe that disclosure of any further details concerning the performance measures for any particular year may be confidential commercial or business information, the disclosure of which would adversely affect us.

Transferability of Awards

Except as our board may otherwise determine or provide in an Award, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. During the life of the participant, Awards are exercisable only by the participant.

Eligibility to Receive Awards

Our employees, officers and directors, as well as consultants and advisors to us are eligible to be granted Awards under the 2010 Plan. Under present law, however, incentive stock options may only be granted to our employees or those of our present or future parent or subsidiary corporations.

The maximum number of shares with respect to which Awards may be granted to any participant under the 2010 Plan may not exceed 1,000,000 shares per calendar year. For purposes of this limit, the combination of an Option in tandem with SAR is treated as a single award.

Plan Benefits

As of April 6, 2010, approximately 45 persons were eligible to receive Awards under the 2010 Plan, including five executive officers and six non-employee directors. The granting of Awards under the 2010 Plan is discretionary, and we cannot now determine the number or type of Awards to be granted in the future to any particular person or group.

On April 6, 2010, the last reported sale price of our common stock on the Nasdaq Global Market was $3.20.

Administration

The 2010 Plan is administered by our board. Our board has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2010 Plan and to interpret the provisions of the 2010 Plan. Our board may construe and interpret the terms of the 2010 Plan and any Award agreements entered into under the 2010 Plan. Pursuant to the terms of the 2010 Plan, our board may, subject to certain limitations, delegate authority under the 2010 Plan to one or more committees or subcommittees of our board. Discretionary Awards to non-employee directors may be granted and administered only by our board or a committee, all of the members of which are independent directors as defined by Section 5605(a)(2) of the NASDAQ Marketplace Rules. Subject to certain limitations, the board may delegate to one or more officers the power to grant Options and other Awards that are treated as rights under Delaware law and to exercise such other powers under the 2010 Plan as the board may determine.

Subject to any applicable limitations contained in the 2010 Plan, our board or any committee to whom our board delegates authority, as the case may be, selects the recipients of Awards and determines (i) the number of shares of common stock covered by options and the dates upon which such options become exercisable, (ii) the exercise price of options (which may not be less than 100% of fair market value of the common stock), (iii) the duration of options (which may not exceed 10 years), and (iv) the number of shares of common stock subject to any SAR, restricted stock award, restricted stock unit award or other stock-based Awards and the terms and conditions of such Awards, including conditions for repurchase, issue price and repurchase price.

Adjustments for Changes in Common Stock and Certain Other Events

Our board is required to make appropriate adjustments in connection with the 2010 Plan and any outstanding Awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The 2010 Plan also contains provisions addressing the consequences of any Reorganization Event, which is defined as:

- any merger or consolidation of us with or into another entity as a result of which all of our common stock is converted into or exchanged for the right to receive cash, securities or other property, or is cancelled;
- any transfer or disposition of all of our common stock for cash, securities or other property pursuant to a share exchange or other transaction; or
- our liquidation or dissolution.

In connection with a Reorganization Event, our board of directors or the compensation committee may take any one or more of the following actions as to all or any outstanding Awards (other than Restricted Stock) on such terms as the board or compensation committee determines:

- provide that awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);
- upon written notice, provide that all unexercised stock options or other unexercised awards will become exercisable in full and will terminate immediately prior to the consummation of such Reorganization Event unless exercised within a specified period following the date of such notice;

- provide that outstanding awards will become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part prior to or upon such Reorganization Event;
- in the event of a Reorganization Event under the terms of which holders of our common stock will receive, upon consummation thereof, a cash payment for each share surrendered in the Reorganization Event, or "Acquisition Price", make or provide for a cash payment to an award holder equal to (i) the Acquisition Price times the number of shares of our common stock subject to the holder's awards (to the extent the exercise price does not exceed the Acquisition Price) minus (ii) the aggregate exercise price of all the holder's outstanding awards, in exchange for the termination of such awards;
- provide that, in connection with a liquidation or dissolution of our company, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof); and
- any combination of the foregoing.

Upon the occurrence of a Reorganization Event other than a liquidation or dissolution, our repurchase and other rights with respect to outstanding Restricted Stock shall inure to the benefit of our successor and shall, unless our board of directors determines otherwise, apply to the cash, securities or other property which the common stock was converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to such Restricted Stock; *provided, however*, that our board of directors may provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any Restricted Stock or any other agreement between us and a 2010 Plan participant, either initially or by amendment. Upon the occurrence of a Reorganization Event involving a liquidation or dissolution, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock, all restrictions and conditions on all Restricted Stock then outstanding shall automatically be deemed terminated or satisfied.

Unless otherwise provided for in the instrument evidencing any stock option or any other agreement between us and a 2010 Plan participant, effective immediately prior to a "Change in Control Event" (as this term is defined in the 2010 Plan), the vesting schedule of all Options and Restricted Stock Awards then outstanding shall be accelerated in part so that one-half of the number of shares that would otherwise have first become vested and/or free from restrictions and conditions on any date after the date of the Change in Control Event shall immediately become exercisable. The remaining one-half of such number of shares shall continue to become vested in accordance with the original vesting schedule set forth in such Option or Restricted Stock Award, with one-half of the number of shares that would otherwise have become vested and/or free from restrictions and conditions on each subsequent vesting date in accordance with the original schedule becoming vested on each such subsequent vesting date; *provided, however*, that each such Option and Restricted Stock Award shall be immediately exercisable in full and/or free from restrictions and conditions if, on or prior to the first anniversary of the date of the consummation of the Change in Control Event, the Participant's employment with the Company or the Acquiring Corporation (as this term is defined in the 2010 Plan) is terminated for Good Reason (as this term is defined in the 2010 Plan) by the Participant or is terminated without Cause (as this term is defined in the 2010 Plan) by the Company or the Acquiring Corporation.

Our board of directors may specify in an award at the time of grant the effect of a Change in Control Event on an SAR or Other Stock-Based Award.

Except as described above, our board of directors or the compensation committee may at any time provide that any award will become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

If any award expires or is terminated, surrendered, canceled or forfeited, the unused shares of our common stock covered by such award will again be available for grant under the 2010 Plan, subject, in the case of incentive stock options, to any limitations under the Code.

Substitute Awards

In connection with a merger or consolidation of an entity with us or the acquisition by us of property or stock of an entity, our board may grant Awards in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute Awards may be granted on such terms as our board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the 2010 Plan. Substitute Awards will not count against the overall share limit or any sublimits under the 2010 Plan, except as may be required by the Code.

Restrictions on Repricing

Unless our stockholders approve such action (or it is appropriate under a change in capitalization, a reorganization event, or a Change in Control Event), the 2010 Plan provides that we may not:

- amend any outstanding stock option or SAR granted under the 2010 Plan to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding award;
- cancel any outstanding option or SAR (whether or not granted under the 2010 Plan) and grant in substitution therefor new awards under the 2010 Plan (other than as substitute awards as described above) covering the same or a different number of shares of common stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled award;
- cancel for cash any options or SARs that then have exercise prices per share below the fair market value of our common stock; or
- take any other action that that constitutes a "repricing" within the meaning of the rules of the NASDAQ Stock Market.

Provisions for Foreign Participants

Our board of directors or the compensation committee may modify Awards granted to participants who are foreign nationals or employed outside the United States, or establish subplans or procedures under the 2010 Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

Amendment or Termination

No Award may be made under the 2010 Plan after June 3, 2020 but awards previously granted may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the 2010 Plan; provided that, to the extent determined by the board, no amendment requiring stockholder approval under any applicable legal, regulatory or listing requirement will become effective until such stockholder approval is obtained.

Subject to certain limitations, the board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option to a nonstatutory stock option.

If the stockholders do not approve the adoption of the 2010 Plan, the 2010 Plan will not go into effect, and we will not grant any Awards under the 2010 Plan. In such event, our board of directors will consider whether to adopt alternative arrangements based on its assessment of our needs.

Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that generally will arise with respect to Awards granted under the 2010 Plan. This summary is based on the federal tax laws in effect as of the date of this proxy statement. In addition, this summary assumes that all Awards are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation. Changes to these laws could alter the tax consequences described below.

Incentive Stock Options

A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by us or our corporate parent or 50% or more-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under "Non-statutory Stock Options." The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit (if sales proceeds exceed the exercise price). The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Non-statutory Stock Options

A participant will not have income upon the grant of a non-statutory stock option. A participant will have compensation income upon the exercise of a non-statutory stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Stock Appreciation Rights

A participant will not have income upon the grant of a stock appreciation right. A participant generally will recognize compensation income upon the exercise of an SAR equal to the amount of the cash and the fair market value of any stock received. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the SAR was exercised. This capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Awards

A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Units

A participant will not have income upon the grant of a restricted stock unit. A participant is not permitted to make a Section 83(b) election with respect to a restricted stock unit award. When the restricted stock unit vests, the participant will have income on the vesting date in an amount equal to the fair market value of the stock on the vesting date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Other Stock-Based Awards

The tax consequences associated with any other stock-based Award granted under the 2010 Plan will vary depending on the specific terms of such Award. Among the relevant factors are whether or not the Award has a readily ascertainable fair market value, whether or not the Award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the Award and the participant's holding period and tax basis for the Award or underlying common stock.

Tax Consequences to Us

There will be no tax consequences to us except that we will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

Board Recommendation

OUR BOARD OF DIRECTORS BELIEVES THAT THE ADOPTION OF THE 2010 STOCK INCENTIVE PLAN IS IN THE BEST INTERESTS OF CURIS AND OUR STOCKHOLDERS AND, THEREFORE, RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE 2010 PLAN AND THE RESERVATION OF 6,000,000 SHARES OF COMMON STOCK FOR ISSUANCE THEREUNDER.

PROPOSAL 3—Approval of Curis 2010 Employee Stock Purchase Plan

On April 6, 2010, our board of directors adopted, subject to stockholder approval, the 2010 Employee Stock Purchase Plan, or 2010 ESPP, pursuant to which up to 500,000 shares of our common stock (subject to adjustment in the event of stock splits and other similar events) are available for future sale thereunder.

The 2010 ESPP is intended to replace our 2000 Employee Stock Purchase Plan, or 2000 ESPP. Upon approval of the 2010 ESPP by our stockholders, the 2000 ESPP will be terminated. Upon the termination of the 2000 ESPP, no further awards will be made thereunder.

The purpose of the 2010 ESPP is to provide our eligible employees, and those of any subsidiary designated by the board of directors or a committee appointed by the board, which we refer to as a designated subsidiary, with opportunities to purchase shares of our common stock through accumulated payroll deductions. **Our board of directors believes that the 2010 ESPP is in the best interests of Curis and its stockholders.**

The following is a summary of the 2010 ESPP. This summary is qualified in its entirety by reference to the 2010 ESPP, a copy of which is attached as Exhibit B to this proxy statement. You may also obtain a copy of the 2010 ESPP by accessing the proxy statement as filed with the SEC on the Internet at www.sec.gov, by accessing the Investors section of our website at www.curis.com, or by contacting our Secretary.

Administration

The 2010 ESPP will be administered by our board of directors or by a committee appointed by our board of directors. Our board of directors or such committee is authorized to make rules and regulations for the administration of the 2010 ESPP.

Eligibility

All of our employees are eligible to participate in the 2010 ESPP provided that they:

- are customarily employed by us or a designated subsidiary for more than five months in a calendar year and for more than 20 hours a week;
- have been employed by us or a designated subsidiary for at least six months prior to enrolling in the 2010 ESPP; and
- are an employee of ours or a designated subsidiary on the first day of the applicable offering period.

No employee will be eligible to participate in the 2010 ESPP if he or she owns five percent or more of the total combined voting power or value of our stock or that of any subsidiary immediately after the grant of an option under the 2010 ESPP. No employee may be granted an option under the 2010 ESPP which permits his or her rights to purchase common stock under the 2010 ESPP and any other employee stock purchase plan (as defined in Section 423(b) of the Code) of Curis and our subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of the common stock (determined at the date the option is granted) for each calendar year in which the option is outstanding at any time. We retain the discretion to determine which eligible employees may participate in an offering. As of April 6, 2010, approximately 35 of our employees would have been eligible to participate in the 2010 ESPP.

Offerings; Number and Purchase Price of Shares

The 2010 ESPP consists of semi-annual offerings, which commence on June 15 and December 15 (unless the board of directors or the committee provides for a different offering period, not to exceed 12 months). Each offering commencement period will begin a six-month offering period during which payroll deductions will be made and held for the purchase of shares at the end of that period.

Prior to each offering commencement date, an eligible employee may participate in the offering by completing and forwarding a payroll deduction authorization form to the employee's appropriate payroll office. The form will authorize a regular payroll deduction from the employee's compensation during the offering period. Unless an employee files a new form or withdraws from the 2010 ESPP, his or her deductions and purchases will continue at the same rate for future offerings as long as the 2010 ESPP remains in effect.

If the 2010 ESPP is approved by our stockholders, a total of up to 500,000 shares may be purchased under the 2010 ESPP. An employee may elect to have up to 15% deducted from his or her compensation for the purpose of purchasing stock under the 2010 ESPP (unless the board of directors or the committee, at its discretion, designates a lower maximum contribution rate) and we will maintain payroll deduction accounts for each employee based on his or her election. At the beginning of each offering period, each employee will be granted an option to purchase, on the last day of the offering period (which we refer to as the exercise date), at the applicable option price, the number of shares of common stock determined by dividing $2,083 by the number of full months in the offering period and dividing the result by the closing price of the common stock on the first day of the offering period. Our board of directors or the committee will determine the option price for each offering period, which may be based on the lesser of the closing price of the common stock on (i) the first business day of the offering period or (ii) the exercise date, or based solely on the closing price of the common stock on the exercise date; provided, however, that the option price must be at least 85% of the applicable closing price. In the absence of an alternative determination by our board of directors or the committee, the option price will be 85% of the lesser of the closing price of the common stock on (i) the first business day of the offering period or (ii) the exercise date. Each employee's option will automatically be exercised on the exercise date using his or her payroll contributions, subject to the maximum share limit described above. Any balance remaining in an employee's payroll deduction account at the end of an offering period will be automatically refunded to the employee, except that any balance that is less than the purchase price of one share of common stock will be carried forward into the employee's payroll deduction account for the next offering period. If we receive requests from employees to purchase more than the number of shares available during any offering period, the available shares will be allocated on a pro rata basis to subscribing employees.

An employee may decrease or discontinue his or her payroll deduction once during an offering period; however an employee may not increase his or her payroll deduction during an offering period. An employee may withdraw the entire balance in his or her account at any time prior to the close of business on the last business day in an offering period, but may not begin participation again for the remainder of the offering period. Partial withdrawals are not permitted. An employee may participate in any subsequent offering in accordance with the terms and conditions established by our board of directors or the committee. If an employee discontinues his or her payroll deductions but does not withdraw his or her funds, funds deducted prior to such election to discontinue will be applied to the purchase of common stock on the exercise date. On April 6, 2010, the closing sale price of our common stock on the NASDAQ Global Market was $3.20.

Termination of Employment or Death

If an employee's employment terminates, including by death, prior to the last business day of an offering period, no payroll deduction will be taken from any pay due to the employee and the balance of the employee's account will be paid to the employee or, in the event of the employee's death, to the executor or administrator of the employee's estate, or if no executor or administrator has been appointed, to such person as we may designate.

Adjustments for Changes in Capitalization

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any distribution to holders of common stock other than an ordinary cash dividend, (i) the number and class of securities available under the 2010 ESPP, (ii) the share purchase limitations, and (iii) the option price will be equitably adjusted to the extent determined by our board of directors or the committee.

Adjustments Upon Reorganization Event

The 2010 ESPP defines a "reorganization event" as:

- any merger or consolidation of us with or into another entity as a result of which all of the common stock converts into or is exchanged for the right to receive cash, securities or other property or is cancelled;
- any transfer or disposition of all our common stock for cash, securities or other property pursuant to a share exchange transaction or other transaction; or
- any liquidation or dissolution of us.

If a reorganization event occurs, our board of directors or the committee may take any one or more, or any combination, of the following actions as to outstanding options on such terms as our board of directors or the committee determines:

- provide that options will be assumed, or substantially equivalent options will be substituted, by the acquiring or succeeding corporation;
- upon written notice to employees, provide that all outstanding options will be terminated immediately prior to the consummation of the reorganization event and will become exercisable to the extent of accumulated payroll deductions as of a date specified by our board of directors or the committee in such notice (which date may not be less than 10 days preceding the effective date of the reorganization event);
- upon written notice to employees, provide that all outstanding options will be cancelled as of a date prior to the effective date of the reorganization event and that all accumulated payroll deductions will be returned to employees on such date;
- in the event of a reorganization event under the terms of which holders of common stock will receive upon consummation of the event a cash payment for each share surrendered in the reorganization event (the acquisition price), designate the date of the consummation of the reorganization event as the last day of the offering period and make or provide for a cash payment to an employee equal to:
    - the acquisition price times the number of shares of common stock that the employee's accumulated payroll deductions as of immediately prior to the reorganization event could

purchase at the option price, where the acquisition price is treated as the fair market value of the common stock on the last day of the applicable offering period for purposes of determining the option price, and where the number of shares that could be purchased is subject to the share purchase limitations described above, minus

    - the result of multiplying such number of shares by such option price;

- provide that, in connection with our liquidation or dissolution, options will convert into the right to receive liquidation proceeds (net of the option price thereof); and
- any combination of the foregoing.

Termination and Amendment of Plan

Our board may at any time terminate, amend or suspend the 2010 ESPP. However, (i) no amendment may be made to the 2010 ESPP without approval of our stockholders if approval of such amendment is required by Section 423 of the Code and (ii) no amendment may be made that would cause the 2010 ESPP to fail to comply with Section 423 of the Code. Upon termination of the 2010 ESPP, all amounts in the accounts of employees will be promptly refunded.

Grants to Employees in Foreign Jurisdictions

We may, in order to comply with the laws of a foreign jurisdiction, grant options to our employees or those of a designated subsidiary who are citizens or residents of that foreign jurisdiction with terms that are less favorable (but not more favorable) than the terms of the options granted under the 2010 ESPP to our employees or those of a designated subsidiary who are resident in the United States.

In addition, our employees or those of a designated subsidiary who are citizens or residents of a foreign jurisdiction may not be eligible under the 2010 ESPP if granting an option to a citizen or resident of the foreign jurisdiction is prohibited under the laws of that foreign jurisdiction or complying with the laws of the foreign jurisdiction would cause the 2010 ESPP to violate Section 423 of the Code.

Federal Income Tax Consequences

The following generally summarizes the United States federal income tax consequences that will arise with respect to participation in the 2010 ESPP and with respect to the sale of common stock acquired under the 2010 ESPP. This summary is based on the tax laws in effect as of the date of this proxy statement. Changes to these laws could alter the tax consequences described below.

Tax Consequences to Employees

An employee will not have income upon enrolling in the 2010 ESPP or upon purchasing shares at the end of an offering.

An employee may have both compensation income and capital gain income or both compensation income and a capital loss upon the sale of shares that were acquired under the 2010 ESPP. The amount of each type of income and loss will depend on when the employee sells the shares.

If the employee sells the shares more than two years after the commencement of the offering during which the shares were purchased and more than one year after the date that the employee purchased the shares, then the employee will have compensation income equal to the lesser of:

- 15% of the value of the shares on the day the offering commenced; and
- the employee's profit (the excess of the sales proceeds over the purchase price).

Any excess profit will be long-term capital gain. If the employee sells the shares at a loss (if sales proceeds are less than the purchase price) after satisfying these waiting periods, then the loss will be a long-term capital loss.

If the employee sells the shares prior to satisfying these waiting periods, then he or she will have engaged in a disqualifying disposition. Upon a disqualifying disposition, the employee will have compensation income equal to the value of the shares on the day he or she purchased the shares less the purchase price. If the employee's profit exceeds the compensation income, then the excess profit will be capital gain. If the employee's profit is less than the compensation income, then the employee will have a capital loss equal to the value of the shares on the day he or she purchased the shares less the sales proceeds. This capital gain or loss will be long-term if the employee has held the shares for more than one year and otherwise will be short-term.

Tax Consequences to Curis

There will be no tax consequences to us except that we will be entitled to a deduction when an employee has compensation income upon a disqualifying disposition. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

New Plan Benefits

Because participation under the 2010 ESPP is a voluntary election by our employees, we are not able to determine the benefits that will be available in the future to particular individuals.

Our executive officers have an interest in this proposal as they may purchase shares under the 2010 ESPP.

Board Recommendation

OUR BOARD OF DIRECTORS BELIEVES THAT THE APPROVAL OF THE 2010 EMPLOYEE STOCK PURCHASE PLAN IS IN THE BEST INTERESTS OF CURIS AND OUR STOCKHOLDERS AND, THEREFORE, RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

PROPOSAL 4—RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2010. PricewaterhouseCoopers LLP has served as our independent registered public accounting firm since April 26, 2002. Although stockholder approval of the audit committee's selection of PricewaterhouseCoopers LLP is not required by law, the board and the audit committee believe that it is advisable to give stockholders an opportunity to ratify this selection. If the stockholders do not ratify the selection of PricewaterhouseCoopers LLP, the audit committee will reconsider the matter. A representative of PricewaterhouseCoopers LLP is expected to be present at the meeting to respond to appropriate questions and to make a statement if he or she so desires.

Board Recommendation

OUR BOARD OF DIRECTORS BELIEVES THAT THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSE COOPERS LLP AS CURIS' INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2010 IS IN THE BEST INTERESTS OF CURIS AND OUR STOCKHOLDERS AND THEREFORE, RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

OTHER MATTERS

The board knows of no other business that will be presented for consideration at the meeting other than that described above. However, if any other business should come before the meeting, it is the intention of the persons named in the enclosed proxy card to vote, or otherwise act, in accordance with their best judgment on such matters.

Stockholder Proposals for 2011 Annual Meeting

Any proposal that a stockholder of Curis wishes to be considered for inclusion in our proxy statement and proxy for the 2011 annual meeting of stockholders must be submitted to our secretary at our offices, 45 Moulton Street, Cambridge, Massachusetts 02138, no later than December 22, 2010.

If a stockholder of Curis wishes to present a proposal at the 2011 annual meeting, but does not wish to have the proposal considered for inclusion in our proxy statement and proxy, such stockholder must also give written notice to our secretary at the address noted above. The secretary must receive such notice not less than 60 days nor more than 90 days' prior to the 2011 annual meeting; provided that, in the event that less than 70 days' notice or prior public disclosure of the date of the 2011 annual meeting is given or made, notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. The date of our 2011 annual meeting has not yet been established, but assuming it is held on June 3, 2011, in order to comply with the time periods set forth in our by-laws, appropriate notice for the 2011 annual meeting would need to be provided to our secretary no earlier than March 5, 2011, and no later than April 4, 2011. If a stockholder fails to provide timely notice of a proposal to be presented at the 2011 annual meeting, the proxies designated by the board will have discretionary authority to vote on any such proposal.

Solicitation of Proxies

We will bear the costs of soliciting proxies. In addition to solicitations by mail, our directors, officers and regular employees may, without additional remuneration, solicit proxies by telephone, facsimile and personal interviews. We will also request brokerage houses, custodians, nominees and fiduciaries to forward copies of the proxy material to those persons for whom they hold shares and request instructions for voting the proxies. We will reimburse such brokerage houses and other persons for their reasonable expenses in connection with this distribution.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and holders of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Based solely on our review of copies of reports filed by the reporting persons furnished to us, we believe that during the fiscal year ended December 31, 2009, the reporting persons complied with all Section 16(a) filing requirements.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement or our 2009 annual report to stockholders may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of either document if you write or call us at the following address or telephone number: 45 Moulton Street, Cambridge, Massachusetts 02138, Attention: Secretary, (617) 503-6500. If you want separate copies of the proxy statement and 2009 annual report to stockholders in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address or telephone number.

THE BOARD HOPES THAT STOCKHOLDERS WILL ATTEND THE MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE MEETING AND YOUR COOPERATION IS APPRECIATED. STOCKHOLDERS WHO ATTEND THE MEETING MAY VOTE THEIR STOCK PERSONALLY EVEN THOUGH THEY HAVE SENT IN THEIR PROXY CARDS.

By Order of the Board of Directors,

/s/ Michael P. Gray

Michael P. Gray, Secretary

Cambridge, Massachusetts
April 21, 2010

CURIS, INC.

2010 STOCK INCENTIVE PLAN

1. Purpose

The purpose of this 2010 Stock Incentive Plan (the "***Plan***") of Curis, Inc., a Delaware corporation (the "***Company***"), is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company's stockholders. Except where the context otherwise requires, the term "***Company***" shall include any of the Company's present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Internal Revenue Code of 1986, as amended, and any regulations thereunder (the "***Code***") and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board of Directors of the Company (the "***Board***").

2. Eligibility

All of the Company's employees, officers and directors, as well as consultants and advisors to the Company (as such terms are defined and interpreted for purposes of Form S-8 under the Securities Act of 1933, as amended (the "***Securities Act***"), or any successor form) are eligible to be granted Awards under the Plan. Each person who is granted an Award under the Plan is deemed a "***Participant***." "***Award***" means Options (as defined in Section 5), SARs (as defined in Section 6), Restricted Stock (as defined in Section 7), Restricted Stock Units (as defined in Section 7), Other Stock-Based Awards and Cash-Based Awards (each as defined in Section 8).

3. Administration and Delegation

(a) Administration by Board of Directors. The Plan will be administered by the Board. The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient and it shall be the sole and final judge of such expediency. All decisions by the Board shall be made in the Board's sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award.

(b) Appointment of Committees. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "***Committee***"). All references in the Plan to the "***Board***" shall mean the Board or a Committee of the Board or the officers referred to in Section 3(c) to the extent that the Board's powers or authority under the Plan have been delegated to such Committee or officers.

(c) Delegation to Officers. To the extent permitted by applicable law, the Board may delegate to one or more officers of the Company the power to grant Options and other Awards that constitute rights under Delaware law (subject to any limitations under the Plan) to employees or officers of the Company and to exercise such other powers under the Plan as the Board may determine, *provided* that the Board shall fix the terms of such

Awards to be granted by such officers (including the exercise price of such Awards, which may include a formula by which the exercise price will be determined) and the maximum number of shares subject to such Awards that the officers may grant; *provided further*, however, that no officer shall be authorized to grant such Awards to any "executive officer" of the Company (as defined by Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***")) or to any "officer" of the Company (as defined by Rule 16a-1 under the Exchange Act). The Board may not delegate authority under this Section 3(c) to grant Restricted Stock, unless Delaware law then permits such delegation.

(d) Awards to Non-Employee Directors. Discretionary Awards to non-employee directors may be granted and administered only by the Board or a Committee, all of the members of which are independent directors as defined by Section 5605(a)(2) of the NASDAQ Marketplace Rules (the "***Independent Committee***").

4. Stock Available for Awards

(a) Number of Shares; Share Counting.

(1) Authorized Number of Shares. Subject to adjustment under Section 10, Awards may be made under the Plan for up to 6,000,000 shares of common stock, $0.01 par value per share, of the Company (the "***Common Stock***"), any or all of which Awards may be in the form of Incentive Stock Options (as defined in Section 5(b)). Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

(2) Fungible Share Pool. Subject to adjustment under Section 10, any Award that is not a Full-Value Award shall be counted against the share limit specified in Section 4(a)(1) as one share for each share of Common Stock subject to such Award and any Award that is a Full-Value Award shall be counted against the share limit specified in Section 4(a)(1) as 1.22 shares for each one share of Common Stock subject to such Full-Value Award. "Full-Value Award" means any Restricted Stock Award, Other Stock-Based Award or Performance Awards with a per share price or per unit purchase price lower than 100% of Fair Market Value (as defined below) on the date of grant. To the extent a share that was subject to an Award that counted as one share is returned to the Plan pursuant to Section 4(a)(3), each applicable share reserve will be credited with one share. To the extent that a share that was subject to an Award that counts as 1.22 shares is returned to the Plan pursuant to Section 4(a)(3), each applicable share reserve will be credited with 1.22 shares.

(3) Share Counting. For purposes of counting the number of shares available for the grant of Awards under the Plan:

(A) all shares of Common Stock covered by SARs shall be counted against the number of shares available for the grant of Awards under the Plan; *provided, however*, that (i) SARs that may be settled only in cash shall not be so counted and (ii) if the Company grants an SAR in tandem with an Option for the same number of shares of Common Stock and provides that only one such Award may be exercised (a "***Tandem SAR***"), only the shares covered by the Option, and not the shares covered by the Tandem SAR, shall be so counted, and the expiration of one in connection with the other's exercise will not restore shares to the Plan;

(B) if any Award (i) expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part (including as the result of shares of Common Stock subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right) or (ii) results in any Common Stock not being issued (including as a result of an SAR that was settleable either in cash or in stock actually being settled in cash), the unused Common Stock covered by such Award shall again be available for the grant of Awards; *provided, however*, that (1) in the case of Incentive Stock Options, the foregoing shall be subject to any limitations under the Code, (2) in the case of the exercise of an SAR, the number of shares counted against the shares available under the Plan shall be the full number of shares subject to the SAR multiplied by the percentage of the SAR actually exercised, regardless of the number of shares actually used to settle such SAR upon exercise and (3) the shares covered by a Tandem SAR shall not again become available for grant upon the expiration or termination of such Tandem SAR;

(C) shares of Common Stock delivered (either by actual delivery, attestation, or net exercise) to the Company by a Participant to (i) purchase shares of Common Stock upon the exercise of an Award or (ii) satisfy tax withholding obligations (including shares retained from the Award creating the tax obligation) shall not be added back to the number of shares available for the future grant of Awards; and

(D) shares of Common Stock repurchased by the Company on the open market using the proceeds from the exercise of an Award shall not increase the number of shares available for future grant of Awards.

(b) Section 162(m) Per-Participant Limit. Subject to adjustment under Section 10, the maximum number of shares of Common Stock with respect to which Awards may be granted to any Participant under the Plan shall be 1,000,000 per calendar year. For purposes of the foregoing limit, the combination of an Option in tandem with an SAR shall be treated as a single Award. The per Participant limit described in this Section 4(b) shall be construed and applied consistently with Section 162(m) of the Code or any successor provision thereto, and the regulations thereunder ("***Section 162(m)***").

(c) Substitute Awards. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute Awards may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the Plan. Substitute Awards shall not count against the overall share limit set forth in Section 4(a)(1) or any sublimits contained in the Plan, except as may be required by reason of Section 422 and related provisions of the Code.

5. Stock Options

(a) General. The Board may grant options to purchase Common Stock (each, an "***Option***") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable.

(b) Incentive Stock Options. An Option that the Board intends to be an "incentive stock option" as defined in Section 422 of the Code (an "***Incentive Stock Option***") shall only be granted to employees of Curis, Inc., any of Curis, Inc.'s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Code, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code, and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. An Option that is not intended to be an Incentive Stock Option shall be designated a "***Nonstatutory Stock***

Option." The Company shall have no liability to a Participant, or any other party, if an Option (or any part thereof) that is intended to be an Incentive Stock Option is not an Incentive Stock Option or if the Company converts an Incentive Stock Option to a Nonstatutory Stock Option.

(c) Exercise Price. The Board shall establish the exercise price of each Option and specify the exercise price in the applicable Option agreement. The exercise price shall be not less than 100% of the Fair Market Value (as defined below) per share of Common Stock on the date the Option is granted; *provided* that if the Board approves the grant of an Option with an exercise price to be determined on a future date, the exercise price shall be not less than 100% of the Fair Market Value on such future date. "***Fair Market Value***" of a share of Common Stock for purposes of the Plan will be determined as follows:

(1) if the Common Stock trades on a national securities exchange, the closing sale price (for the primary trading session) on the date of grant; or

(2) if the Common Stock does not trade on any such exchange, the average of the closing bid and asked prices as reported by an authorized OTCBB market data vendor as listed on the OTCBB website (otcbb.com) on the date of grant; or

(3) if the Common Stock is not publicly traded, the Board will determine the Fair Market Value for purposes of the Plan using any measure of value it determines to be appropriate (including, as it considers appropriate, relying on appraisals) in a manner consistent with the valuation principles under Code Section 409A, except as the Board may expressly determine otherwise.

For any date that is not a trading day, the Fair Market Value of a share of Common Stock for such date will be determined by using the closing sale price or average of the bid and asked prices, as appropriate, for the immediately preceding trading day and with the timing in the formulas above adjusted accordingly. The Board can substitute a particular time of day or other measure of "closing sale price" or "bid and asked prices" if appropriate because of exchange or market procedures or can, in its sole discretion, use weighted averages either on a daily basis or such longer period as complies with Code Section 409A.

The Board has sole discretion to determine the Fair Market Value for purposes of the Plan, and all Awards are conditioned on the participants' agreement that the Administrator's determination is conclusive and binding even though others might make a different determination.

(d) Duration of Options. Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement; *provided, however*, that no Option will be granted with a term in excess of 10 years.

(e) Exercise of Options. Options may be exercised by delivery to the Company of a notice of exercise in a form (which may be electronic) approved by the Company, together with payment in full (in the manner specified in Section 5(f)) of the exercise price for the number of shares for which the Option is exercised. Shares of Common Stock subject to the Option will be delivered by the Company as soon as practicable following exercise.

(f) Payment Upon Exercise. Common Stock purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:

(1) in cash or by check, payable to the order of the Company;

(2) except as may otherwise be provided in the applicable Option agreement or approved by the Board, in its sole discretion, by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(3) to the extent provided for in the applicable Option agreement or approved by the Board, in its sole discretion, by delivery (either by actual delivery or attestation) of shares of Common Stock owned by the Participant valued at their Fair Market Value, provided (i) such method of payment is then permitted under applicable law, (ii) such Common Stock, if acquired directly from the Company, was owned by the Participant for such minimum period of time, if any, as may be established by the Board in its discretion and (iii) such Common Stock is not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements;

(4) to the extent provided for in the applicable Nonstatutory Stock Option agreement or approved by the Board in its sole discretion, by delivery of a notice of "net exercise" to the Company, as a result of which the Participant would receive (i) the number of shares underlying the portion of the Option being exercised, less (ii) such number of shares as is equal to (A) the aggregate exercise price for the portion of the Option being exercised divided by (B) the Fair Market Value on the date of exercise;

(5) to the extent permitted by applicable law and provided for in the applicable Option agreement or approved by the Board, in its sole discretion, by payment of such other lawful consideration as the Board may determine; or

(6) by any combination of the above permitted forms of payment.

(g) Limitation on Repricing. Unless such action is approved by the Company's stockholders, the Company may not (except as provided for under Section 10): (1) amend any outstanding Option granted under the Plan to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option, (2) cancel any outstanding option (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan (other than Awards granted pursuant to Section 4(c)) covering the same or a different number of shares of Common Stock and having an exercise price per share lower than the then-current exercise price per share of the cancelled option, (3) cancel in exchange for a cash payment any outstanding Option with an exercise price per share below the then-current Fair Market Value, other than pursuant to Section 10, or (4) take any other action under the Plan that constitutes a "repricing" within the meaning of the rules of the NASDAQ Stock Market ("***NASDAQ***").

(h) Minimum Vesting. Other than with respect to Options granted to non-employee directors, no Option that vests solely based on the passage of time shall vest earlier than the first anniversary of its date of grant, unless the Option is granted in lieu of salary, bonus or other compensation otherwise earned by or payable to the Participant. Notwithstanding the foregoing, the Board, either at the time the Option is granted or at any time thereafter, may allow an Option to accelerate and become vested, in whole or in part, prior to the first anniversary of its date of grant, in the event of the death or disability of the Participant; the termination of the Participant's employment by or service to the Company under specified circumstances; or a merger, consolidation, sale, reorganization, recapitalization, or change in control of the Company.

6. Stock Appreciation Rights

(a) General. The Board may grant Awards consisting of stock appreciation rights ("***SARs***") entitling the holder, upon exercise, to receive an amount of Common Stock or cash or a combination thereof (such form to be determined by the Board) determined by reference to appreciation, from and after the date of grant, in the Fair Market Value of a share of Common Stock over the measurement price established pursuant to Section 6(b). The date as of which such appreciation is determined shall be the exercise date.

(b) Measurement Price. The Board shall establish the measurement price of each SAR and specify it in the applicable SAR agreement. The measurement price shall not be less than 100% of the Fair Market Value on the date the SAR is granted; *provided* that if the Board approves the grant of an SAR effective as of a future date, the measurement price shall be not less than 100% of the Fair Market Value on such future date.

(c) Duration of SARs. Each SAR shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable SAR agreement; *provided, however*, that no SAR will be granted with a term in excess of 10 years.

(d) Exercise of SARs. SARs may be exercised by delivery to the Company of a notice of exercise in a form (which may be electronic) approved by the Company, together with any other documents required by the Board.

(e) Limitation on Repricing. Unless such action is approved by the Company's stockholders, the Company may not (except as provided for under Section 10): (1) amend any outstanding SAR granted under the Plan to provide a measurement price per share that is lower than the then-current measurement price per share of such outstanding SAR, (2) cancel any outstanding SAR (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan (other than Awards granted pursuant to Section 4(c)) covering the same or a different number of shares of Common Stock and having an exercise or measurement price per share lower than the then-current measurement price per share of the cancelled SAR, (3) cancel in exchange for a cash payment any outstanding SAR with a measurement price per share below the then-current Fair Market Value, other than pursuant to Section 10, or (4) take any other action under the Plan that constitutes a "repricing" within the meaning of the rules of the NASDAQ.

7. Restricted Stock; Restricted Stock Units

(a) General. The Board may grant Awards entitling recipients to acquire shares of Common Stock ("***Restricted Stock***"), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award. The Board may also grant Awards entitling the recipient to receive shares of Common Stock or cash to be delivered at the time such Award vests ("***Restricted Stock Units***") (Restricted Stock and Restricted Stock Units are each referred to herein as a "***Restricted Stock Award***").

(b) Terms and Conditions for All Restricted Stock Awards. The Board shall determine the terms and conditions of a Restricted Stock Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

(c) Additional Provisions Relating to Restricted Stock.

(1) Dividends. Unless otherwise provided in the applicable Award agreement, any dividends (whether paid in cash, stock or property) declared and paid by the Company with respect to shares of Restricted Stock ("***Accrued Dividends***") shall be paid to the Participant only if and when such shares become free from the restrictions on transferability and forfeitability that apply to such shares. Each payment of Accrued Dividends will be made no later than the end of the calendar year in which the dividends are paid to stockholders of that class of stock or, if later, the 15th day of the third month following the lapsing of the restrictions on transferability and the forfeitability provisions applicable to the underlying shares of Restricted Stock.

(2) Stock Certificates. The Company may require that any stock certificates issued in respect of shares of Restricted Stock, as well as dividends or distributions paid on such Restricted Stock, shall be deposited in escrow by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or if the Participant has died, to his or her Designated Beneficiary. "***Designated Beneficiary***" means (i) the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant's death or (ii) in the absence of an effective designation by a Participant, the Participant's estate.

(d) Additional Provisions Relating to Restricted Stock Units.

(1) Settlement. Upon the vesting of and/or lapsing of any other restrictions (i.e., settlement) with respect to each Restricted Stock Unit, the Participant shall be entitled to receive from the Company one share of Common Stock or (if so provided in the applicable Award agreement) an amount of cash equal to the Fair Market Value of one share of Common Stock. The Board may, in its discretion, provide that settlement of Restricted Stock Units shall be deferred, on a mandatory basis or at the election of the Participant in a manner that complies with Section 409A of the Code.

(2) Voting Rights. A Participant shall have no voting rights with respect to any Restricted Stock Units.

(3) Dividend Equivalents. The Award agreement for Restricted Stock Units may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Common Stock ("***Dividend Equivalents***"). Dividend Equivalents may be paid currently or credited to an account for the Participant, may be settled in cash and/or shares of Common Stock and may be subject to the same restrictions on transfer and forfeitability as the Restricted Stock Units with respect to which paid, in each case to the extent provided in the Award agreement.

8. Other Stock-Based Awards

(a) General. Other Awards of shares of Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Common Stock or other property, may be granted hereunder to Participants ("***Other Stock-Based Awards***"). Such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may be paid in shares of Common Stock or cash, as the Board shall determine. The Company may also grant Performance Awards or other Awards denominated in cash rather than shares of Common Stock ("Cash-Based Awards").

(b) Terms and Conditions. Subject to the provisions of the Plan, the Board shall determine the terms and conditions of each Other Stock-Based Award or Cash-Based Award, including any purchase price applicable thereto.

9. Performance Awards.

(a) Grants. Restricted Stock Awards and Other Stock-Based Awards under the Plan may be made subject to the achievement of performance goals pursuant to this Section 9(a) ("***Performance Awards***"). Subject to Section 9(d), no Performance Awards shall vest prior to the first anniversary of the date of grant. Performance Awards can also provide for cash payments of up to $1.0 million per calendar year per individual.

(b) Committee. Grants of Performance Awards to any Covered Employee (as defined below) intended to qualify as "performance-based compensation" under Section 162(m) ("***Performance-Based Compensation***") shall be made only by a Committee (or a subcommittee of a Committee) comprised solely of two or more directors eligible to serve on a committee making Awards qualifying as "performance-based compensation" under Section 162(m). In the case of such Awards granted to Covered Employees, references to the Board or to a Committee shall be treated as referring to such Committee (or subcommittee). "***Covered Employee***" shall mean any person who is, or whom the Committee, in its discretion, determines may be, a "covered employee" under Section 162(m)(3) of the Code.

(c) Performance Measures. For any Award that is intended to qualify as Performance-Based Compensation, the Committee shall specify that the degree of granting, vesting and/or payout shall be subject to the achievement of one or more objective performance measures established by the Committee, which shall be based on the relative or absolute attainment of any combination of the following: (i) the entry into an arrangement or agreement with a third party for the development, commercialization, marketing or distribution of products, services or technologies, or for conducting a research program to discover and develop a product, service or technology, and/or the achievement of milestones under such arrangement or agreement, including events that trigger an obligation or payment right; (ii) achievement of domestic and international regulatory milestones, including the submission of filings required to advance products, services and technologies in clinical development and the achievement of approvals by regulatory authorities relating to the commercialization of products, services and technologies; (iii) the achievement of discovery, preclinical and clinical stage scientific objectives, discoveries or inventions for products, services and technologies under research and development; (iv) the entry into or completion of a phase of clinical development for any product, service or technology, such as the entry into or completion of phase 1, 2 and/or 3 clinical trials; (v) the consummation of debt or equity financing transactions, or acquisitions of business, technologies and assets; (vi) new product or service releases; (vii) the achievement of qualitative or quantitative performance measures set forth in operating plans approved by the Board from time to time; and/or (viii) specified levels of product sales, net income, earnings before or after discontinued operations, interest, taxes, depreciation and/or amortization, operating profit before or after discontinued operations and/or taxes, sales, sales growth, earnings growth, cash flow or cash position, gross margins, stock price, market share, return on sales, assets, equity or investment, improvement of financial ratings and (ix) achievement of balance sheet or income statement objectives or total stockholder return. Such goals may reflect absolute entity or business unit performance or a relative comparison to the performance of a peer group of entities or other external measure of the selected performance criteria and may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated. The Committee may specify that such performance measures shall be adjusted to exclude any one or more of (i) extraordinary items, (ii) gains or losses on the dispositions of discontinued operations, (iii) the cumulative effects of changes in accounting principles, (iv) the writedown of any asset, and (v) charges for restructuring and rationalization programs. Such performance measures: (i) may vary by Participant and may be different for different Awards; (ii) may be particular to a Participant or the department, branch, line of business, subsidiary or other unit in which the Participant works and may cover such period as may be specified by the Committee; and (iii) shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m). Awards that are not intended to qualify as Performance-Based Compensation may be based on these or such other performance measures as the Board may determine.

(d) Adjustments. Notwithstanding any provision of the Plan, with respect to any Performance Award that is intended to qualify as Performance-Based Compensation, the Committee may adjust downwards, but not upwards, the cash or number of shares payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance measures except in the case of the death or disability of the Participant or a change in control of the Company.

(e) Other. The Committee shall have the power to impose such other restrictions on Performance Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for Performance-Based Compensation.

10. Adjustments for Changes in Common Stock and Certain Other Events

(a) Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Common Stock other than an ordinary cash dividend, (i) the number and class of securities available under the Plan, (ii) the share counting rules and sublimits set forth in Sections 4(a) and 4(b), (iii) the number and class of securities and exercise price per share of each outstanding Option, (iv) the share and per-share provisions and the measurement price of each outstanding SAR, (v) the number of shares subject to and the repurchase price per share subject to each outstanding Restricted Stock Award and (vi) the share and per-share-related provisions and the purchase price, if any, of each outstanding Other Stock-Based Award, shall be equitably adjusted by the Company (or substituted Awards may be made, if applicable) in the manner determined by the Board. Without limiting the generality of the foregoing, in the event the Company effects a split of the Common Stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an optionee who exercises an Option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such Option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

(b) Reorganization Events.

(1) Definition. A "***Reorganization Event***" shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted

into or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any transfer or disposition of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company.

(2) Consequences of a Reorganization Event on Awards Other than Restricted Stock.

(A) In connection with a Reorganization Event, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards other than Restricted Stock on such terms as the Board determines (except to the extent specifically provided otherwise in an applicable Award agreement or another agreement between the Company and the Participant): (i) provide that such Awards shall be assumed, or substantially equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a Participant, provide that all of the Participant's unexercised Awards will terminate immediately prior to the consummation of such Reorganization Event unless exercised by the Participant (to the extent then exercisable) within a specified period following the date of such notice, (iii) provide that outstanding Awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the "***Acquisition Price***"), make or provide for a cash payment to Participants with respect to each Award held by a Participant equal to (A) the number of shares of Common Stock subject to the vested portion of the Award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such Reorganization Event) multiplied by (B) the excess, if any, of (I) the Acquisition Price over (II) the exercise, measurement or purchase price of such Award and any applicable tax withholdings, in exchange for the termination of such Award, (v) provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing. In taking any of the actions permitted under this Section 10(b)(2), the Board shall not be obligated by the Plan to treat all Awards, all Awards held by a Participant, or all Awards of the same type, identically.

(B) Notwithstanding the terms of Section 10(b)(2)(A), in the case of outstanding Restricted Stock Units that are subject to Section 409A of the Code: (i) if the applicable Restricted Stock Unit agreement provides that the Restricted Stock Units shall be settled upon a "change in control event" within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(i), and the Reorganization Event constitutes such a "change in control event", then no assumption or substitution shall be permitted pursuant to Section 10(b)(2)(A)(i) and the Restricted Stock Units shall instead be settled in accordance with the terms of the applicable Restricted Stock Unit agreement; and (ii) the Board may only undertake the actions set forth in clauses (iii), (iv) or (v) of Section 10(b)(2)(A) if the Reorganization Event constitutes a "change in control event" as defined under Treasury Regulation Section 1.409A-3(i)(5)(i) and such action is permitted or required by Section 409A of the Code; if the Reorganization Event is not a "change in control event" as so defined or such action is not permitted or required by Section 409A of the Code, and the acquiring or succeeding corporation does not assume or substitute the Restricted Stock Units pursuant to clause (i) of Section 10(b)(2)(A), then the unvested Restricted Stock Units shall terminate immediately prior to the consummation of the Reorganization Event without any payment in exchange therefor.

(C) For purposes of Section 10(b)(2)(A)(i), an Award (other than Restricted Stock) shall be considered assumed if, following consummation of the Reorganization Event, such Award confers the right to purchase or receive pursuant to the terms of such Award, for each share of Common Stock subject to the Award immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); *provided, however*, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise or settlement of the Award to consist solely of such number of shares of common stock of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determined to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

(3) Consequences of a Reorganization Event on Restricted Stock. Upon the occurrence of a Reorganization Event other than a liquidation or dissolution of the Company, the repurchase and other rights of the Company with respect to outstanding Restricted Stock shall inure to the benefit of the Company's successor and shall, unless the Board determines otherwise, apply to the cash, securities or other property which the Common Stock was converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to such Restricted Stock; *provided, however*, that the Board may provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any Restricted Stock or any other agreement between a Participant and the Company, either initially or by amendment. Upon the occurrence of a Reorganization Event involving the liquidation or dissolution of the Company, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted Stock then outstanding shall automatically be deemed terminated or satisfied.

(c) Change in Control Events.

(1) Definitions.

(A) A "**Change in Control Event**" shall mean:

(i) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "***Person***") of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) 50% or more of either (x) the then-outstanding shares of common stock of the Company (the "***Outstanding Company Common Stock***") or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the "***Outstanding Company Voting Securities***"); *provided, however*, that for purposes of this subsection (A), the following acquisitions shall not constitute a Change in Control Event: (1) any acquisition directly from the Company (excluding an acquisition pursuant to the exercise, conversion or exchange of any security exercisable for, convertible into or exchangeable for common stock or voting securities of the Company, unless the Person exercising, converting or exchanging such security acquired such security directly from the Company or an underwriter or agent of the Company)], (2) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (3) any acquisition by any corporation pursuant to a Business Combination (as defined below) which complies with clauses (x) and (y) of subsection (iii) of this definition; or

(ii) a change in the composition of the Board that results in the Continuing Directors (as defined below) no longer constituting a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term "***Continuing Director***" means at any date a member of the Board (x) who was a member of the Board on the date of the initial adoption of the Plan by the Board or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; *provided, however*, that there shall be excluded from this clause (y) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or

(iii) the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company (a "***Business Combination***"), unless, immediately following such Business Combination, each of the following two conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company's assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the "***Acquiring Corporation***") in substantially the same proportions as their ownership of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively, immediately prior to such Business Combination and (y) no Person (excluding any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Corporation) beneficially owns, directly or indirectly, 50% or more of the then-outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination); or

(iv) the liquidation or dissolution of the Company.

(B) "***Good Reason***" shall mean any significant diminution in the Participant's duties, authority, or responsibilities from and after such Reorganization Event or Change in Control Event, as the case may be, or any material reduction in the base compensation payable to the Participant from and after such Reorganization Event or Change in Control Event, as the case may be, or the relocation of the place of business at which the Participant is principally located to a location that is greater than 50 miles from its location immediately prior to such Reorganization Event or Change in Control Event. Notwithstanding the occurrence of any such event or circumstance, such occurrence shall not be deemed to constitute Good Reason unless (x) the Participant gives the Company the notice of termination no more than 90 days after the initial existence of such event or circumstance, (y) such event or circumstance has not been fully corrected and the Participant has not been reasonably compensated for any losses or damages resulting therefrom within 30 days of the Company's receipt of such notice and (z) the Participant's termination of employment occurs within six months following the Company's receipt of such notice.

(C) "***Cause***" shall mean any (i) willful failure by the Participant, which failure is not cured within 30 days of written notice to the Participant from the Company, to perform his or her material responsibilities to the Company or (ii) willful misconduct by the Participant which affects the business reputation of the Company.

(2) Effect on Options. Notwithstanding the provisions of Section 10(b), effective immediately prior to a Change in Control Event, except to the extent specifically provided to the contrary in the instrument evidencing any Option or any other agreement between a Participant and the Company, the vesting schedule of such Option shall be accelerated in part so that one-half of the number of shares that would otherwise have first become vested on any date after the date of the Change in Control Event shall immediately become exercisable. The remaining one-half of such number of shares shall continue to become vested in accordance with the original vesting schedule set forth in such Option, with one-half of the number of shares that would otherwise have become vested on each subsequent vesting date in accordance with the original schedule becoming vested on each such subsequent vesting date; *provided, however*, that each such Option shall be immediately exercisable in full if, on or prior to the first anniversary of the date of the consummation of the Change in Control Event, the Participant's employment with the Company or the Acquiring Corporation is terminated for Good Reason by the Participant or is terminated without Cause by the Company or the Acquiring Corporation.

(3) Effect on Restricted Stock Awards. Notwithstanding the provisions of Section 10(b), effective immediately prior to a Change in Control Event, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock Award or any other agreement between a Participant and the Company, the vesting schedule of all Restricted Stock Awards shall be accelerated in part so that one-half of the number of shares that would otherwise have first become free from conditions or restrictions on any date after the date of the Change in Control Event shall immediately become free from conditions or restrictions. Subject to the following sentence, the remaining one-half of such number of shares shall continue to become free from conditions or restrictions in accordance with the original schedule set forth in such Restricted Stock Award, with one-half of the number of shares that would otherwise have become free from conditions or restrictions on each subsequent vesting date in accordance with the original schedule becoming free from conditions or restrictions on each subsequent vesting date. In addition, each such Restricted Stock Award shall immediately become free from all conditions or restrictions if, on or prior to the first anniversary of the date of the consummation of the Change in Control Event, the Participant's employment with the Company or the Acquiring Corporation is terminated for Good Reason by the Participant or is terminated without Cause by the Company or the Acquiring Corporation.

(4) Effect on SARs and Other Stock-Based Awards. The Board may specify in an Award at the time of the grant the effect of a Change in Control Event on any SAR and Other Stock-Based Award.

(5) Section 409A. The definition of Change in Control Event for purposes of the Plan is intended to conform to the description of "Change in Control Events" in Treasury Regulation section 1.409A-3(i)(5), or in subsequent IRS guidance describing what constitutes a change in control event for purposes of Section 409A of the Code when the Award is subject to Section 409A. Accordingly, no Change in Control Event will be deemed to provide for acceleration of payment with respect to a transaction or event described in this Section 10(c) unless the transaction or event would constitute a "Change in Control Event" as described in Treasury Regulation section 1.409A-3(i)(5), or in subsequent IRS guidance under Section 409A of the Code. If the transaction or event described in this Section 10(c) would not constitute a "Change in Control Event" as described in Treasury Regulation section 1.409A-3(i)(5), or in subsequent IRS guidance under Section 409A of the Code, then, in connection with such transaction or event, Awards that are subject to Section 409A will be treated as provided under Section 10(b).

11. General Provisions Applicable to Awards

(a) Transferability of Awards. Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an Incentive Stock Option, pursuant to a qualified domestic relations order, and, during the life of the Participant, shall be exercisable only by the Participant; *provided, however*, that the Board may permit or provide in an Award for the gratuitous transfer of the Award by the Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediate family member thereof if the Company would be eligible to use a Form S-8 under the Securities Act for the registration of the sale of the Common Stock subject to such Award to such proposed transferee; *provided further*, that the Company shall not be required to recognize any such permitted transfer until such time as such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of the Award. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees. For the avoidance of doubt, nothing contained in this Section 11(a) shall be deemed to restrict a transfer to the Company.

(b) Documentation. Each Award shall be evidenced in such form (written, electronic or otherwise) as the Board shall determine. Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c) Board Discretion. Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Board need not treat Participants uniformly.

(d) Termination of Status. The Board shall determine the effect on an Award of the disability, death, termination or other cessation of employment, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

(e) Withholding. The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of Common Stock under an Award. The Company may decide to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any shares on exercise, vesting or release from forfeiture of an Award or at the same time as payment of the exercise or purchase price, unless the Company determines otherwise. If provided for in an Award or approved by the Board in its sole discretion, a Participant may satisfy such tax obligations in whole or in part by delivery (either by actual delivery or attestation) of shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value; *provided, however*, except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company's minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). Shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

(f) Amendment of Award. Except as otherwise provided in Section 5(g) with respect to repricings or Section 5(h) with respect to the vesting of Awards, the Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option. The Participant's consent to such action shall be required unless (i) the Board determines that the action, taking into account any related action, does not materially and adversely affect the Participant's rights under the Plan or (ii) the change is permitted under Section 10.

(g) Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously issued or delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and regulations and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(h) Acceleration. Except as otherwise provided in Sections 5(h) or 9(a), the Board may at any time provide that any Award shall become immediately exercisable in whole or in part, free of some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

12. Miscellaneous

(a) No Right To Employment or Other Status. No person shall have any claim or right to be granted an Award by virtue of the adoption of the Plan, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b) No Rights As Stockholder. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder of such shares.

(c) Effective Date and Term of Plan. The Plan shall become effective on the date the Plan is approved by the Company's stockholders (the "***Effective Date***"). No Awards shall be granted under the Plan after the expiration of 10 years from the Effective Date, but Awards previously granted may extend beyond that date.

(d) Amendment of Plan. The Board may amend, suspend or terminate the Plan or any portion thereof at any time provided that (i) to the extent required by Section 162(m), no Award granted to a Participant that is intended to comply with Section 162(m) after the date of such amendment shall become exercisable, realizable or vested, as applicable to such Award, unless and until the Company's stockholders approve such amendment in the manner required by Section 162(m); (ii) no amendment that would require stockholder approval under the rules of the NASDAQ may be made effective unless and until the Company's stockholders approve such amendment; and (iii) if the NASDAQ amends its corporate governance rules so that such rules no longer require stockholder approval of "material amendments" to equity compensation plans, then, from and after the effective date of such amendment to the NASDAQ rules, no amendment to the Plan (A) materially increasing the number of shares authorized under the Plan (other than pursuant to Section 4(c) or 10), (B) expanding the types of Awards that may be granted under the Plan, or (C) materially expanding the class of participants eligible to participate in the Plan shall be effective unless and until the Company's stockholders approve such amendment. In addition, if at any time the approval of the Company's stockholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to Incentive Stock Options, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 12(d) shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment, taking into account any related action, does not materially and adversely affect the rights of Participants under the Plan. No Award shall be made that is conditioned upon stockholder approval of any amendment to the Plan unless the Award provides that (i) it will terminate or be forfeited if stockholder approval of such amendment is not obtained within no more than 12 months from the date of grant and (2) it may not be exercised or settled (or otherwise result in the issuance of Common Stock) prior to such stockholder approval.

(e) Authorization of Sub-Plans (including for Grants to non-U.S. Employees). The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable securities, tax or other laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to the Plan containing (i) such limitations on the Board's discretion under the Plan as the Board deems necessary or desirable or (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction and the Company shall not be required to provide copies of any supplement to Participants in any jurisdiction which is not the subject of such supplement.

(f) Compliance with Section 409A of the Code. Except as provided in individual Award agreements initially or by amendment, if and to the extent any portion of any payment, compensation or other benefit provided to a Participant in connection with his or her employment termination is determined to constitute "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the Participant is a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, as determined by the Company in accordance with its procedures, by which determination the Participant (through accepting the Award) agrees that he or she is bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of "separation from service" (as determined under Section 409A of the Code) (the "***New Payment Date***"), except as Section 409A of the Code may then permit. The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

The Company makes no representations or warranty and shall have no liability to the Participant or any other person if any provisions of or payments, compensation or other benefits under the Plan are determined to constitute nonqualified deferred compensation subject to Section 409A of the Code but do not to satisfy the conditions of that section.

(g) Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, employee or agent of the Company will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan, nor will such individual be personally liable with respect to the Plan because of any contract or other instrument he or she executes in his or her capacity as a director, officer, employee or agent of the Company. The Company will indemnify and hold harmless each director, officer, employee or agent of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been or will be delegated, against any cost or expense (including attorneys' fees) or liability (including any sum paid in settlement of a claim with the Board's approval) arising out of any act or omission to act concerning the Plan unless arising out of such person's own fraud or bad faith.

(h) Governing Law. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, excluding choice-of-law principles of the law of such state that would require the application of the laws of a jurisdiction other than the State of Delaware.

CURIS, INC.

2010 EMPLOYEE STOCK PURCHASE PLAN

The purpose of this Plan is to provide eligible employees of Curis, Inc. (the "Company") and certain of its subsidiaries with opportunities to purchase shares of the Company's common stock, $0.01 par value (the "Common Stock"), commencing on June 15, 2010. Five hundred thousand (500,000) shares of Common Stock in the aggregate have been approved for this purpose, subject to any adjustment pursuant to Section 15 hereof. This Plan is intended to qualify as an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder, and shall be interpreted consistent therewith.

1. Administration. The Plan will be administered by the Company's Board of Directors (the "Board") or by a Committee appointed by the Board (the "Committee"). The Board or the Committee has authority to make rules and regulations for the administration of the Plan and its interpretation and decisions with regard thereto shall be final and conclusive.

2. Eligibility. All employees of the Company, including Directors who are employees, and all employees of any subsidiary of the Company (as defined in Section 424(f) of the Code) designated by the Board or the Committee from time to time (a "Designated Subsidiary"), are eligible to participate in any one or more of the offerings of Options (as defined in Section 9) to purchase Common Stock under the Plan provided that:

(a) they are customarily employed by the Company or a Designated Subsidiary for more than 20 hours a week and for more than five months in a calendar year; and

(b) they have been employed by the Company or a Designated Subsidiary for at least six months prior to enrolling in the Plan; and

(c) they are employees of the Company or a Designated Subsidiary on the first day of the applicable Plan Period (as defined below).

No employee may be granted an option hereunder if such employee, immediately after the option is granted, owns 5% or more of the total combined voting power or value of the stock of the Company or any subsidiary. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of an employee, and all stock which the employee has a contractual right to purchase shall be treated as stock owned by the employee.

The Company retains the discretion to determine which eligible employees may participate in an offering pursuant to and consistent with Treasury Regulation Sections 1.423-2(e) and (f).

3. Offerings. The Company will make one or more offerings ("Offerings") to employees to purchase stock under this Plan. Offerings will begin each June 15 and December 15, or the first business day thereafter (the "Offering Commencement Dates"). Each Offering Commencement Date will begin a six month period (a

"Plan Period") during which payroll deductions will be made and held for the purchase of Common Stock at the end of the Plan Period. The Board or the Committee may, at its discretion, choose a different Plan Period of twelve (12) months or less for subsequent Offerings and/or choose a different commencement date for Offerings under the Plan.

4. Participation. An employee eligible on the Offering Commencement Date of any Offering may participate in such Offering by completing and forwarding a payroll deduction authorization form to the employee's appropriate payroll office at least 15 days prior to the applicable Offering Commencement Date. The form will authorize a regular payroll deduction from the Compensation received by the employee during the Plan Period. Unless an employee files a new form or withdraws from the Plan, his deductions and purchases will continue at the same rate for future Offerings under the Plan as long as the Plan remains in effect. The term "Compensation" means the amount of money reportable on the employee's Federal Income Tax Withholding Statement, excluding overtime, shift premium, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances for travel expenses, income or gains associated with the grant or vesting of restricted stock, income or gains on the exercise of Company stock options or stock appreciation rights, and similar items, whether or not shown on the employee's Federal Income Tax Withholding Statement, but including, in the case of salespersons, sales commissions to the extent determined by the Board or the Committee.

5. Deductions. The Company will maintain payroll deduction accounts for all participating employees. With respect to any Offering made under this Plan, an employee may authorize a payroll deduction in any dollar amount up to a maximum of 15% of the Compensation he or she receives during the Plan Period or such shorter period during which deductions from payroll are made. The Board or the Committee may, at its discretion, designate a lower maximum contribution rate. Payroll deductions may be at the rate of between 1% and 15% of Compensation with any change in compensation during the Plan Period to result in an automatic corresponding change in the dollar amount withheld. The minimum payroll deduction is such percentage of compensation as may be established from time to time by the Board or the Committee.

6. Deduction Changes. An employee may decrease or discontinue his payroll deduction once during any Plan Period, by filing a new payroll deduction authorization form. However, an employee may not increase his payroll deduction during a Plan Period. If an employee elects to discontinue his payroll deductions during a Plan Period, but does not elect to withdraw his funds pursuant to Section 8 hereof, funds deducted prior to his election to discontinue will be applied to the purchase of Common Stock on the Exercise Date (as defined below).

7. Interest. Interest will not be paid on any employee accounts, except to the extent that the Board or the Committee, in its sole discretion, elects to credit employee accounts with interest at such rate as it may from time to time determine.

8. Withdrawal of Funds. An employee may at any time prior to the close of business on the last business day in a Plan Period and for any reason permanently draw out the balance accumulated in the employee's account and thereby withdraw from participation in an Offering. Partial withdrawals are not permitted. The employee may not begin participation again during the remainder of the Plan Period. The employee may participate in any subsequent Offering in accordance with terms and conditions established by the Board or the Committee.

9. Purchase of Shares.

(a) Number of Shares. On the Offering Commencement Date of each Plan Period, the Company will grant to each eligible employee who is then a participant in the Plan an option (an "Option") to purchase on the last business day of such Plan Period (the "Exercise Date") at the applicable purchase price (the "Option Price") up to a whole number of shares of Common Stock determined by multiplying $2,083 by the number of full months in the Plan Period and dividing the result by the closing price (as defined below) on the Offering Commencement Date; provided, however, that no employee may be granted an Option which permits his rights to purchase Common Stock under this Plan and any other employee stock purchase plan (as defined in Section 423(b) of the Code) of the Company and its subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such Common Stock (determined at the date such Option is granted) for each calendar year in which the Option is outstanding at any time.

(b) Option Price. The Board or the Committee shall determine the Option Price for each Plan Period, including whether such Option Price shall be determined based on the lesser of the closing price of the Common Stock on (i) the first business day of the Plan Period or (ii) the Exercise Date, or shall be based solely on the closing price of the Common Stock on the Exercise Date; provided, however, that such Option Price shall be at least 85% of the applicable closing price. In the absence of a determination by the Board or the Committee, the Option Price will be 85% of the lesser of the closing price of the Common Stock on (i) the first business day of the Plan Period or (ii) the Exercise Date. The closing price shall be (a) the closing price on any national securities exchange on which the Common Stock is listed, (b) the closing price of the Common Stock on the Nasdaq National Market or (c) the average of the closing bid and asked prices in the over-the-counter-market, whichever is applicable, as published in The Wall Street Journal. If no sales of Common Stock were made on such a day, the price of the Common Stock for purposes of clauses (a) and (b) above shall be the reported price for the next preceding day on which sales were made.

(c) Exercise of Option. Each employee who continues to be a participant in the Plan on the Exercise Date shall be deemed to have exercised his Option at the Option Price on such date and shall be deemed to have purchased from the Company the number of whole shares of Common Stock reserved for the purpose of the Plan that his accumulated payroll deductions on such date will pay for, but not in excess of the maximum number determined in the manner set forth above.

(d) Return of Unused Payroll Deductions. Any balance remaining in an employee's payroll deduction account at the end of a Plan Period will be automatically refunded to the employee, except that any balance which is less than the purchase price of one share of Common Stock will be carried forward into the employee's payroll deduction account for the following Offering, unless the employee elects not to participate in the following Offering under the Plan, in which case the balance in the employee's account shall be refunded.

10. Issuance of Certificates. Certificates representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or (in the Company's sole discretion) in the name of a brokerage firm, bank, or other nominee holder designated by the employee. The Company may, in its sole discretion and in compliance with applicable laws, authorize the use of book entry registration of shares in lieu of issuing stock certificates.

11. Rights on Retirement, Death or Termination of Employment. In the event of a participating employee's termination of employment prior to the last business day of a Plan Period, no payroll deduction shall be taken from any pay due and owing to an employee and the balance in the employee's account shall be paid to the employee. In the event of the employee's death, the Company shall, upon notification of such death, pay the balance of the employee's account (a) to the executor or administrator of the employee's estate or (b) if no such executor or administrator has been appointed to the knowledge of the Company, to such other person(s) as the Company may, in its discretion, designate. If, prior to the last business day of the Plan Period, the Designated Subsidiary by which an employee is employed shall cease to be a subsidiary of the Company, or if the employee is transferred to a subsidiary of the Company that is not a Designated Subsidiary, the employee shall be deemed to have terminated employment for the purposes of this Plan.

12. Optionees Not Stockholders. Neither the granting of an Option to an employee nor the deductions from his pay shall constitute such employee a stockholder of the shares of Common Stock covered by an Option under this Plan until such shares have been purchased by and issued to him.

13. Options Not Transferable. Options under this Plan are not transferable by a participating employee other than by will or the laws of descent and distribution, and are exercisable during the employee's lifetime only by the employee.

14. Application of Funds. All funds received or held by the Company under this Plan may be combined with other corporate funds and may be used for any corporate purpose.

15. Adjustment for Changes in Common Stock and Certain Other Events.

(a) Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any distribution to holders of Common Stock other than an ordinary cash dividend, (i) the number and class of securities available under this Plan, (ii) the share limitations set forth in Section 9, and (iii) the Option Price shall be equitably adjusted to the extent determined by the Board or the Committee.

(b) Reorganization Events.

(1) Definition. A "Reorganization Event" shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any transfer or disposition of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange transaction or other transaction or (c) any liquidation or dissolution of the Company.

(2) Consequences of a Reorganization Event on Options. In connection with a Reorganization Event, the Board or the Committee may take any one or more of the following actions as to outstanding Options on such terms as the Board or the Committee determines: (i) provide that Options shall be assumed, or substantially equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to employees, provide that all outstanding Options will be terminated immediately prior to the consummation of such Reorganization Event and that all such outstanding Options will become exercisable to the extent of accumulated payroll deductions as of a date specified by the Board or the Committee in such notice, which date shall not be less than ten (10) days preceding the effective date of the Reorganization Event, (iii) upon written notice to employees, provide that all outstanding Options will be

cancelled as of a date prior to the effective date of the Reorganization Event and that all accumulated payroll deductions will be returned to participating employees on such date, (iv) in the event of a Reorganization Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the "Acquisition Price"), make or provide for a cash payment to an employee equal to (A) the Acquisition Price times the number of shares of Common Stock subject to the employee's Option (to the extent the Option Price does not exceed the Acquisition Price) minus (B) the aggregate Option Price of such Option, in exchange for the termination of such Option, (v) provide that, in connection with a liquidation or dissolution of the Company, Options shall convert into the right to receive liquidation proceeds (net of the Option Price thereof) and (vi) any combination of the foregoing.

For purposes of clause (i) above, an Option shall be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to purchase, for each share of Common Stock subject to the Option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of such number of shares of common stock of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determines to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

16. Amendment of the Plan. The Board may at any time, and from time to time, amend or suspend this Plan or any portion thereof, except that (a) if the approval of any such amendment by the shareholders of the Company is required by Section 423 of the Code, such amendment shall not be effected without such approval, and (b) in no event may any amendment be made which would cause the Plan to fail to comply with Section 423 of the Code.

17. Insufficient Shares. In the event that the total number of shares of Common Stock specified in elections to be purchased under any Offering plus the number of shares purchased under previous Offerings under this Plan exceeds the maximum number of shares issuable under this Plan, the Board or the Committee will allot the shares then available on a pro-rata basis.

18. Termination of the Plan. This Plan may be terminated at any time by the Board. Upon termination of this Plan all amounts in the accounts of participating employees shall be promptly refunded.

19. Governmental Regulations. The Company's obligation to sell and deliver Common Stock under this Plan is subject to listing on a national stock exchange or quotation on the Nasdaq National Market (to the extent the Common Stock is then so listed or quoted) and the approval of all governmental authorities required in connection with the authorization, issuance or sale of such stock.

20. Governing Law. The Plan shall be governed by the laws of the Commonwealth of Massachusetts except to the extent that such law is preempted by federal law.

21. Issuance of Shares. Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company, or from any other proper source.

22. Notification upon Sale of Shares. Each employee agrees, by entering the Plan, to promptly give the Company notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased.

24. Grants to Employees in Foreign Jurisdictions. The Company may, in order to comply with the laws of a foreign jurisdiction, grant Options to employees of the Company or a Designated Subsidiary who are citizens or residents of such foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) with terms that are less favorable (but not more favorable) than the terms of Options granted under the Plan to employees of the Company or a Designated Subsidiary who are resident in the United States. Notwithstanding the preceding provisions of this Plan, employees of the Company or a Designated Subsidiary who are citizens or residents of a foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from eligibility under the Plan if (a) the grant of an Option under the Plan to a citizen or resident of the foreign jurisdiction is prohibited under the laws of such jurisdiction or (b) compliance with the laws of the foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code. The Company may add one or more appendices to this Plan describing the operation of the Plan in those foreign jurisdictions in which employees are excluded from participation or granted less favorable Options.

25. Authorization of Sub-Plans. The Board may from time to time establish one or more sub-plans under the Plan with respect to one or more Designated Subsidiaries, provided that such sub-plan complies with Section 423 of the Code.

26. Withholding. Each employee shall, no later than the date of the event creating the tax liability, make provision satisfactory to the Board for payment of any taxes required by law to be withheld in connection with any transaction related to Options granted to or shares acquired by such employee pursuant to the Plan. The Company may, to the extent permitted by law, deduct any such taxes from any payment of any kind otherwise due to an employee.

27. Effective Date and Approval of Shareholders. The Plan shall take effect on April 6, 2010 subject to approval by the shareholders of the Company as required by Section 423 of the Code, which approval must occur within twelve months of the adoption of the Plan by the Board.

Adopted by the Board of Directors

on April 6, 2010

Approved by the stockholders on
[ ], 2010

Dear Shareholders,

During 2009, we continued to focus our efforts on developing next generation "network" targeted small molecule therapies for patients suffering from various types of cancer. The number of patients diagnosed with cancer increases every year, and we are proud of our dedication in addressing the significant unmet medical need for effective therapies to treat this very prevalent and often fatal disease.

We are seeking to improve the effectiveness and durability of targeted cancer therapy by addressing the limitations of currently prescribed drugs. While a number of these drugs have been commercially successful, their overall clinical benefit has often been disappointing, primarily due to the rapid development of drug resistance. It is well established that cancer cells readily "adapt" to drugs designed to inhibit one specific target or a series of related targets, by their ability to utilize alternative pathways or "networks" that by-pass the drug's intended effect. Such by-pass mechanisms ultimately lead to the development of resistance to the drug.

Our approach is to develop novel small molecules for cancer treatment that seek to disrupt these resistance networks, which potentially could lead to a more durable response for the cancer patient. We believe that this approach represents a potential breakthrough in cancer therapy and differentiates Curis from other cancer-focused companies.

PROGRESS IN 2009 AND LOOKING FORWARD TO 2010

Pipeline progress. Throughout 2009, we continued to make significant corporate progress towards our goal of developing next generation cancer drugs. We advanced our development programs towards several upcoming milestones that we hope to achieve in the coming year and we strengthened the financial backbone of the company leading us into 2010. Here are some highlights of this progress:

- We have successfully advanced our proprietary multi-target inhibitor CUDC-101 through the dose escalation portion of our Phase I clinical study. In 2010, we plan to initiate an expansion of the Phase I study to evaluate the drug in several selected tumor types, including gastric, head-and-neck, liver and breast cancer. We also plan to initiate a Phase I/II study in non-small cell lung cancer later in 2010.
- Our collaborator Genentech continued to advance the Hedgehog pathway inhibitor program and to date has completed enrollment in each of the three ongoing Phase II clinical trials of our first-in-class Hedgehog pathway inhibitor GDC-0449. We anticipate the release of data from the first of these studies during 2010.
- In August 2009, we achieved a key corporate objective when we licensed our Hsp90 inhibitor technology to Debiopharm. Debiopharm has recently advanced the lead molecule into Phase I testing.
- We continue to explore new development candidates, and we have made progress with several additional promising preclinical targeted cancer programs. We expect to select a compound targeting HDAC and the Phosphoinositide-3 kinase (Pi3Kinase) as a development candidate from our pipeline of proprietary preclinical assets in 2010.

Financial strength. In early 2010, we significantly strengthened our balance sheet with the addition of approximately $27.5 million, including proceeds from a January 2010 registered direct offering, a milestone payment earned under our Debiopharm collaboration, a litigation settlement and proceeds from the exercise of warrants that were issued in conjunction with our August 2007 private placement. We expect that this capital, when combined with the $25 million in cash on-hand at December 31, 2009, should provide us with adequate funding for our planned operations well into the first half of 2012. Importantly, this projection does not include any additional cash inflows, although we have the potential to receive several additional milestone payments during this period from Genentech and Debiopharm. We believe that our current capital position should allow us to continue to progress the development of our proprietary assets, including CUDC-101 and our preclinical candidates, without a near-term need for additional equity capital.

OUR PIPELINE PROGRAMS

HDAC/EGFR/Her2 Inhibitor (CUDC-101)

CUDC-101, our first-in-class HDAC, EGFR and Her2 inhibitor product candidate, is being designed to disrupt cancer "networks" and combat resistance by concurrently inhibiting multiple cancer targets. Our approach aims at enhancing the therapeutic effect and durability of clinical response by attacking cancer cells at multiple points of intervention. CUDC-101 is the lead drug candidate from our multi-targeted cancer programs and is currently the subject of a Phase I clinical trial in patients with advanced, refractory solid tumors.

CUDC-101 is being developed to simultaneously inhibit both EGFR and Her2 at the cell surface receptor level while also blocking intracellular histone deacetylase, or HDAC, activity. We believe that this novel combination of targets enables a synergistic attack on multiple nodes, or points of intervention, in the overall pathway network used by tumors to survive, grow, and invade surrounding tissue.

Utilizing the same targeted strategy with other currently available drugs would require combining two or three separate agents, which typically have mismatched pharmacokinetics, metabolic degradation rates, dosing schedules and may display additive, even synergistic dose limiting toxicities. Furthermore, with multiple drugs in combination, there is no certainty that the drugs penetrate the same cancer cells for the intended combination effect. In contrast, we believe that CUDC-101, as a single small molecule, has aligned pharmacokinetics, is metabolized as a single agent and blocks the respective targets in the same cancer cells at the same time with fewer toxic side effects and thus potentially represents an important advance in targeted cancer therapy. This strategy drives our preclinical development efforts on our other targeted cancer programs as well, including our class of Pi3K and HDAC targeted molecules.

We recently completed the dose escalation portion of the Phase I study, determining 275 milligrams per meter^2 as the maximum tolerated dose of the drug. Overall, we are extremely pleased with the clinical results to date, which demonstrate that the drug has the potential for a favorable safety profile and can disrupt the intended cancer targets, as evidenced by clinical biomarker data. We have demonstrated promising evidence of antitumor activity at doses ranging from 150 milligrams per meter^2 and 275 milligrams per meter^2, including a confirmed partial response in an advanced gastric cancer patient. This clinical data provides us with what we believe is an attractive therapeutic dosing range.

Hedgehog Pathway Inhibitor (GDC-0449)

Inhibition of Hedgehog signaling in most cancers, including in colorectal, ovarian and pancreatic cancer, results in the downstream interference with several angiogenic and growth factors that are believed to contribute to the cancer's growth. As a result, it is thought that inhibition of Hedgehog signaling can disrupt the overall tumor environment and potentially have an impact on cancers' ability to grow.

Our collaborator, Genentech, has completed enrollment in three clinical trials of first-in-class Hedgehog pathway inhibitor GDC-0449, including a pivotal Phase II clinical trial in advanced basal cell carcinoma and Phase II studies in first-line metastatic colorectal cancer and advanced ovarian cancer and has stated that it expects to begin reporting data from the first of these trials in 2010. In addition, a number of additional clinical studies have been initiated by third-party investigators under a collaboration agreement between Genentech and the National Cancer Institute, providing additional opportunities for clinical data in other solid tumor types. We were also pleased that Chugai Pharmaceutical exercised its right of first refusal for the development and commercialization in Japan of GDC-0449 under an existing agreement with Roche. We believe that the combined development efforts of Genentech, Roche and Chugai will provide significant opportunities for the development of GDC-0449 in the majority of the significant global pharmaceutical markets.

Hsp90 Program (Debio 0932)

Hsp90 inhibition may have the ability to disrupt cancer growth affecting several proteins that are believed to play a role in the proliferation of certain cancers. Hsp90 is a member of a class of proteins called molecular chaperones that play a fundamental role in the folding, stabilization and degradation of other cellular proteins, or clients, under normal or stressful conditions. Hsp90, in particular, has become an attractive therapeutic target for the treatment of cancer because a majority of its client proteins are involved in cellular signaling transduction and have been identified as potential contributors to various aspects of cancer cell growth and survival. Hsp90 inhibitors may be of therapeutic value if they can prevent Hsp90 proteins from protecting the particular client proteins involved in cancer and allow them to be degraded, thereby inducing cancer cell death.

In August 2009, we licensed our Hsp90 inhibitor technology to Debiopharm Group, a Swiss pharmaceutical company. Debiopharm has assumed all future development responsibility and future costs incurred related to the licensed Hsp90 technology. Importantly, this relationship has provided us with significant, non-dilutive capital, which we intend to invest in our internal proprietary cancer programs.

We are pleased with Debiopharm's progress to date and look forward to the continued enrollment of the Phase I trial and further exploration of the safety and tolerability of Debio 0932 in patients.

** ** **

Through our efforts to develop more effective and durable cancer therapies, we believe that we are not only advancing the prospects of future breakthroughs for cancer patients, but also creating the potential for significant value for our shareholders.

I want to thank our shareholders for their continued support, our Board of Directors and our Clinical and Scientific Advisory Boards for their expert guidance and the Curis employees for their continued loyalty, hard work and dedication.

We look forward to providing further developments throughout the year as we continue to implement our strategic plan for achieving our corporate objectives.

Sincerely,



Daniel R. Passeri
President and Chief Executive Officer
Curis, Inc.

FORM-10K

Curis 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Received SEC
APR 2 3 2010
Washington, DC 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 000-30347

CURIS, INC.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE	**04-3505116**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

45 Moulton Street
Cambridge, Massachusetts 02138
(Address of principal executive offices) (Zip Code)

617-503-6500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	The NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant (without admitting that any person whose shares are not included in such calculation is an affiliate) based on the last reported sale price of the common stock on June 30, 2009 was approximately $68,506,000.

As of February 26, 2010, there were 75,559,319 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's proxy statement for the annual meeting of stockholders scheduled to be held on June 3, 2010, which are to be filed with the Commission not later than 120 days after the close of the Registrant's fiscal year ended December 31, 2009 pursuant to Regulation 14A, have been incorporated by reference in Item 5 of Part II and Items 10-14 of Part III of this Annual Report on Form 10-K.

CURIS, INC.

TABLE OF CONTENTS

Form 10-K

PART I

This annual report on Form 10-K contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause Curis' financial, operating and business results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including without limitation any expectations of revenue, expenses, earnings or losses from operations, or other financial results; any statements of the plans, strategies and objectives of management for future operations; any statements concerning product research, development and commercialization plans, timelines and anticipated results; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include risks that are described in "Item 1A-Risk Factors" and elsewhere in this annual report and that are otherwise described from time to time in our Securities and Exchange Commission reports filed after this report.

The forward-looking statements included in this annual report represent our estimates as of the date of this annual report. We specifically disclaim any obligation to update these forward-looking statements in the future. These forward-looking statements should not be relied upon as representing our estimates or views as of any date subsequent to the date of this annual report.

ITEM 1. BUSINESS

Overview

We are a drug discovery and development company that is committed to leveraging our innovative signaling pathway drug technologies in seeking to develop next generation targeted cancer therapies. Biological signaling pathways, also referred to as signaling pathways, are prominent regulators of specific tissue and organ formation during prenatal development and are used by the body throughout life to repair and regulate human tissue. The ability to modulate certain signaling pathways is of great interest to biotechnology and pharmaceutical companies as many diseases and disorders, including many cancers, are now known to be associated with components of these signaling pathways. We are building upon our experience in modulating signaling pathways, including the Hedgehog signaling pathway, in our effort to develop our targeted cancer therapies. We conduct our research programs both internally and through strategic collaborations.

Our most advanced program is our Hedgehog pathway inhibitor program under collaboration with Genentech, Inc., a wholly-owned member of the Roche Group. The lead drug candidate being developed under this program is GDC-0449, a first-in-class orally-administered small molecule Hedgehog pathway inhibitor. The Hedgehog pathway is normally active during embroyonic development and regulates tissue and organ formation. Malignant activation of the hedgehog pathway is believed to play a central role in the proliferation and survival of certain cancer cells, including in basal cell carcinoma, or BCC, as well as colorectal, ovarian, small cell lung, pancreatic and breast cancers among others. Genentech and Roche are currently conducting three clinical trials of GDC-0449, including a pivotal phase II trial in advanced BCC that was initiated in February 2009 and two phase II clinical trials of GDC-0449, in metastatic colorectal cancer and in advanced ovarian cancer, which were initiated in 2008.

In addition to the ongoing clinical trials that Genentech and Roche are conducting, Genentech and the National Cancer Institute, or NCI, entered into a collaborative relationship that allows the NCI to study GDC-0449 in additional potential cancer indications. Under this arrangement with NCI, third-party investigators began enrolling patients in a phase I clinical trial that is designed to evaluate dose and safety of GDC-0449 in young patients with medulloblastoma and a phase II clinical trial to test the molecule in adult medulloblastoma patients. A phase I clinical trial in pancreatic cancer patients and randomized phase II clinical trials in small cell lung cancer and advanced stomach or gastroesophageal junction cancer patients were also initiated and an additional phase II study is planned in glioblastoma multiforme patients under this NCI arrangement.

Furthermore, an investigator-sponsored study evaluating GDC-0449 in patients with basal cell nevus (Gorlin) syndrome has been initiated.

Our internal drug development efforts are focused on our targeted cancer programs that seek to inhibit multiple signaling pathways simultaneously. We believe that this approach of targeting multiple nodes in cancer signaling pathway networks may provide a better therapeutic effect than many of the cancer drugs currently marketed or in development since we believe that we are disrupting the cancer network environment in several additional important targets when compared to other cancer drugs.

Our lead candidate from these programs is CUDC-101, a small molecule compound that is currently in a dose escalation phase I clinical trial and is the first-in-class compound designed to simultaneously target histone deacetylase, or HDAC, epidermal growth factor receptor, or EGFR, and human epidermal growth factor receptor 2, or Her2, all of which are validated cancer targets. We have treated 25 patients to date in this study and estimate that we will establish and confirm our maximum tolerated dose and complete this dose escalation study in the first half of 2010. We also expect that we will select another molecule from our preclinical portfolio as a development candidate in 2010.

In July 2008, we selected CUDC-305 as a development candidate from our targeted cancer programs. CUDC-305 was developed as a heat shock protein 90, or Hsp90, inhibitor. Hsp90 is a molecular chaperone protein that plays a role in cell signaling and it is believed that Hsp90 plays a significant role in the proliferation of cancer cells. In August 2009, we granted a worldwide, exclusive royalty-bearing license to our Hsp90 inhibitor technology, including CUDC-305 to Debiopharm S.A., a Swiss pharmaceutical development company, or Debiopharm. CUDC-305 has been renamed Debio 0932 by Debiopharm. Debiopharm assumed all future development responsibility and will incur all future costs related to the development, registration and commercialization of products under the agreement, including Debio 0932. Debiopharm plans to open a phase I clinical trial evaluating the safety of Debio 0932 in patients suffering from advanced solid tumors or lymphoma during the second quarter of 2010.

Product Development Programs

We are developing drug candidates designed to treat cancer. Our product development initiatives, described in the chart below, are being pursued using our internal resources or through our collaborations with Genentech and Debiopharm. We believe that our collaborators provide significant additional resources and clinical development expertise to our programs. In addition, under these collaborations our collaborators have agreed to pay us contingent cash payments assuming the achievement of development and regulatory objectives and royalties on future product sales, if any.

The table below summarizes our current research and development programs, including the current development status of each program.

Product Candidate	Primary Indication	Collaborator/Licensee	Status
Hedgehog Pathway Inhibitor Program			
- GDC-0449	Advanced BCC	Genentech	Pivotal Phase II
- GDC-0449	Metastatic colorectal cancer	Genentech	Phase II
- GDC-0449	Advanced ovarian cancer	Genentech	Phase II
Targeted Cancer Programs			
- CUDC-101 (HDAC, EGFR, Her2 inhibitor)	Cancer	Internal development	Phase I
- Debio 0932 (formerly CUDC-305) (Hsp90 inhibitor)	Cancer	Debiopharm	CTA Accepted
- Other targeted cancer programs	Cancer	Internal development	Preclinical

In the chart above, "Pivotal Phase II" means that Genentech is currently treating human patients in a pivotal phase II clinical trial, the primary objective of which is a therapeutic response in human patients. The endpoints of this clinical trial, if positive, may serve as the basis for a future new drug application, or NDA, submission by

Genentech, or Roche. "Phase II" means that Genentech is currently treating human patients in a phase II clinical trial, the primary objective of which is a therapeutic response (i.e., for the metastatic colorectal cancer trial, progression-free survival from randomization to disease progression or death). "Phase I" means that we are currently treating human patients in a phase I clinical trial, the principal purpose of which is to evaluate the safety and tolerability of the compound being tested. "CTA Accepted" means that French regulatory authorities have accepted the clinical trial application filed by Debiopharm to begin phase I clinical trials in Europe. "Preclinical" means we are seeking to obtain evidence of therapeutic efficacy and safety in preclinical models of human disease of one or more compounds within a particular class of drug candidates.

Since our inception in 2000, substantially all of our revenues have been derived from collaborations and other agreements with third parties. For the year ended December 31, 2009, Genentech and Debiopharm accounted for substantially all of our revenue, as follows: Genentech, $6,229,000, or 73%, and Debiopharm, $2,199,000, or 26%. For the year ended December 31, 2008, Genentech and Stryker Corporation, the assignee of our Bone Morphogenetic Protein assets, accounted for substantially all of our revenue, as follows: Genentech, $6,282,000, or 75%, and Stryker, $1,750,000, or 21%. For the year ended December 31, 2007, Genentech and our former collaborators Wyeth Pharmaceuticals and Procter & Gamble, accounted for substantially all of our revenue, as follows: Genentech, $12,408,000, or 76%; Wyeth, $1,968,000, or 12%; and Procter & Gamble, $1,878,000, or 11%.

Hedgehog Pathway Inhibitor Program

The Hedgehog pathway is normally active during embryonic development and regulates tissue and organ formation by directly promoting cell division in specific cell types, and by activating other secondary signaling pathways that control the synthesis of growth factors and angiogenic (blood vessel-forming) factors. Malignant activation of the Hedgehog pathway is believed to play a central role in allowing the proliferation and survival of cancer cells, including basal cell carcinoma and medulloblastoma as well as colorectal, ovarian, pancreatic, small cell lung and breast cancers, among others.

Our Hedgehog pathway inhibitor technologies represent our most advanced program and are being developed in various cancer indications under a June 2003 collaboration agreement with Genentech. The lead drug candidate being developed under this program is GDC-0449, a first-in-class orally-administered small molecule Hedgehog pathway inhibitor. Genentech and Roche are responsible for the clinical development and commercialization of GDC-0449 and are currently conducting three clinical trials of GDC-0449, including a pivotal phase II trial in advanced BCC that was initiated in February 2009.

Advanced Basal Cell Carcinoma. In the pivotal phase II clinical trial of GDC-0449, approximately 100 patients with locally advanced or metastatic BCC will be evaluated in a single-arm, two-cohort global clinical trial. One cohort includes all patients with histologically-confirmed, RECIST measurable metastatic BCC. The second cohort includes histologically-confirmed locally advanced BCC that is considered inoperable by the treating physician. All patients will receive a daily oral dose of GDC-0449. The primary endpoint in this study is to measure patient response to GDC-0449 therapy. There is currently no standard of care for patients with these types of BCC and, pending a successful outcome of the ongoing pivotal study, Roche projects that an NDA submission for GDC-0449 in advanced BCC could occur in 2011.

Standard Response Evaluation Criteria in Solid Tumors, or RECIST, defines disease progression and tumor response based on the sum of the longest diameters of a set of target tumor lesions identified when the patient enters the trial, which we refer to as baseline. A 20% or greater increase in the sum of diameters in target lesions, or unequivocal progression in non-target lesions, or the appearance of a new lesion, is defined as disease progression. A reduction in the sum of the diameters of at least 30% as compared to baseline is defined as a partial response. A complete disappearance of target and non-target lesions, and the normalization of any tumor markers, constitutes a complete response. Both partial and complete responses must be confirmed by repeat assessments at least four weeks after the partial or complete response was first documented. Stable disease refers to patients who exhibit neither response nor disease progression. Objective response rate is typically defined as the sum of the partial and complete response rates.

This pivotal phase II clinical trial represents a significant development milestone for GDC-0449 in locally advanced and metastatic BCC and seeks to build upon the encouraging phase I safety and efficacy data demonstrated by the drug, which was highlighted in a September 2009 *New England Journal of Medicine* article published by the phase I study investigators. This article reported data on 33 advanced BCC patients that were treated in the phase I clinical trial. Of these patients, 18, or 55%, responded to GDC-0449 including two complete responses and 16 partial responses. Of the remaining 15 patients, 11 patients had stable disease as a best response and four patients had progressive disease. At the time of the data cut-off for the article, the median time on study and the median duration of response for these patients was 9.8 and 8.8 months, respectively, with 19 patients still on study.

GDC-0449 demonstrated good tolerability in the phase I patients, with no dose limiting toxicities and no Grade 5, or fatal, adverse events observed. There also were no Grade 4, or life threatening, adverse events observed related to the study drug. There were several Grade 3, or severe, adverse events observed including, fatigue (n=4), hyponatremia (n=2), weight loss (n=2) and dyspnea (n=2). In addition, single instances of Grade 3 adverse events included muscles spasm, atrial fibrillation, aspiration, back pain, corneal abrasian, dehydration, keratitis, lymphopenia, pneumonia, urinary tract infection, a prolonged QT interval, increased serum alkaline phosphatase and increased serum potassium. Grade 1, or mild, and Grade 2, or moderate, adverse events included muscle spasms, dysguesia (altered taste sensation), anorexia, weight decrease, hypocalcemia and dyspepsia. GDC-0449 demonstrated a favorable pharmacokinetic and pharmacodynamic profile with a median steady-state plasma concentration of 16.1 micromole. The median time to reach this steady-state level was 14 days. Dose escalation from 150 mg to 270 mg did not result in higher total plasma concentrations of GDC-0449 and as a result, Genentech has selected a daily dose of 150 mg for the ongoing phase II clinical trials.

Genentech is also conducting phase II clinical trials of GDC-0449 in colorectal and advanced ovarian cancer.

Metastatic Colorectal Cancer. In May 2008, Genentech initiated a phase II clinical trial of GDC-0449 in metastatic colorectal cancer. GDC-0449 is being evaluated in this study in approximately 150 patients with metastatic colorectal cancer in combination with the current standard of care in a randomized, placebo-controlled, double-blind phase II trial. Patients receive either a FOLFOX or FOLFIRI chemotherapy regimen in combination with Avastin and are randomized to receive GDC-0449 or a placebo. The primary objective of the trial is to measure the period of progression-free survival from randomization to disease progression or death. Secondary outcome measures include the measurement of Hedgehog protein expression in archival tissue and tracking of adverse events. This study completed enrollment in the second quarter of 2009.

Advanced Ovarian Cancer. In December 2008, Genentech initiated a phase II clinical trial of GDC-0449 as a maintenance therapy for advanced ovarian cancer patients. GDC-0449 is being evaluated in this study in approximately 100 patients with ovarian cancer in second or third complete remission in a randomized, placebo-controlled, double-blind, multi-center phase II clinical trial. Patients are randomized in a 1:1 ratio to receive either GDC-0449 or placebo and are stratified based on whether their cancer is in a second or third complete remission. The primary endpoint of the trial is progression-free survival. Secondary outcome measures include overall survival, measurement of Hedgehog ligand expression in archival tissue and number and attribution of adverse events. We believe that there is a significant unmet treatment need for patients with relapsed ovarian cancer. While many advanced ovarian cancer patients initially experience clinical remission with current therapies, the disease recurs for most patients. Genentech designed this phase II clinical trial to investigate if GDC-0449 may help delay tumor re-growth following clinical remission of cancer after second-line chemotherapy treatment for recurrent disease. This study completed enrollment in the fourth quarter of 2009. This is the final phase II development objective under this collaboration for which we are eligible for compensation.

Other GDC-0449 Clinical Studies. In addition to the ongoing clinical trials that Genentech and Roche are conducting, Genentech and the National Cancer Institute, or NCI, entered into a collaborative relationship that allows the NCI to study GDC-0449 in additional potential cancer indications. Under this arrangement with NCI, third-party investigators began enrolling patients in a phase I clinical trial that is designed to evaluate dose and safety of GDC-0449 in young patients with medulloblastoma and a phase II trial to test the molecule in adult medulloblastoma patients. A phase I clinical trial in pancreatic cancer patients and randomized phase II clinical trials in small cell lung cancer and advanced stomach or gastroesophageal junction cancer patients were also initiated and an additional phase II study is planned in glioblastoma multiforme patients under this NCI arrangement. Furthermore, an investigator-sponsored study evaluating GDC-0449 in patients with basal cell nevus (Gorlin) syndrome has been initiated.

Under the terms of the June 2003 agreement with Genentech, we granted Genentech an exclusive, global, royalty-bearing license, with the right to sublicense, make, use, sell and import small molecule and antibody Hedgehog pathway inhibitors for human therapeutic applications, including cancer therapy. We had responsibilities to perform certain funded preclinical research activities through December 2006. In November 2008, Genentech granted a sublicense to F. Hoffmann-LaRoche, Ltd (Roche) for non-U.S. rights to GDC-0449. Roche received this sublicense pursuant to an agreement between Genentech and Roche under which Genentech granted Roche an option to obtain a license to commercialize certain Genentech products in non-U.S. markets. In February 2010, we announced that Chugai Pharmaceutical Co., Ltd. had exercised its right of first refusal for the development and commercialization in Japan of GDC-0449 under an existing agreement with Roche.

Genentech and Roche have primary responsibility for worldwide clinical development, regulatory affairs, manufacturing and supply, formulation and sales and marketing. We are eligible to receive cash payments for regulatory filing and approval objectives achieved and future royalties on products developed outside of the U.S., if any, under our June 2003 collaboration agreement with Genentech. We are eligible to receive up to $115,000,000 in contingent cash payments under the terms of our June 2003 collaboration for the development of GDC-0449 or another small molecule, assuming the successful achievement by Genentech and Roche of specified clinical development and regulatory objectives, of which we have received $18,000,000 to date, including $6,000,000 in 2009 upon Genentech's initiation of its pivotal phase II clinical trial in advanced BCC and an aggregate of $6,000,000 in 2008 upon Genentech's initiation of phase II clinical trials in metastatic colorectal cancer and metastatic ovarian cancer. We are also eligible to receive royalties on sales of any Hedgehog pathway inhibitor products that are successfully commercialized by Genentech and Roche. For GDC-0449, we are entitled to a mid-to-high single digit royalty, which escalates within this range with increasing product sales. In certain specified circumstances, the royalty rate applicable to GDC-0449 may be decreased to a low-to-mid single digit royalty.

Unless terminated earlier, the agreement will expire six months after the later of the expiration of Genentech's obligation to pay royalties to us under the agreement or such time as no activities have occurred under the agreement for a period of twelve months. The agreement may be terminated earlier, by either party for cause, upon sixty days prior written notice. In addition, Genentech may terminate the agreement, either in whole or in part, without cause, upon six months prior written notice. In the event of any termination where specific license grants survive, we will continue to have the right to receive clinical development and regulatory approval milestones and royalties on product sales for such licensed compound, if any. If we terminate the agreement for cause or Genentech terminates the agreement without cause, all licenses granted to Genentech automatically terminate and revert to us. In addition, Genentech has agreed that it will no longer conduct any development or commercialization activities on any compounds identified during the course of the agreement for so long as such compounds continue to be covered by valid patent claims.

As a result of our licensing agreements with various universities, we are obligated to make payments to these university licensors when we receive certain payments from Genentech. From the inception of our Genentech collaboration through December 31, 2009, we have made $900,000 in such payments.

Our Proprietary Targeted Cancer Programs

Over the past several years, targeted cancer drugs have been considered among the most promising cancer treatments for obtaining a therapeutic effect with less toxicity when compared with traditional chemotherapy, which, in addition to attacking cancerous cells, also tends to attack a broad range of healthy cells. A large body of published data shows cancers to have multiple, intersecting signaling pathways that support survival, growth, and invasion. Targeting only one or two of these pathways with single-targeted agents has generally only led to modest improvements to existing standards-of-care and most cancer patients with solid tumors do not respond in a clinically meaningful manner. Targeting the correct combination of critical signaling pathways within the network of cancer cell signaling pathways could provide a major improvement in outcomes for cancer patients and is an area of intense research and development.

We are utilizing medicinal chemistry and our biological expertise to develop a series of proprietary targeted cancer drug programs. These programs focus on the development of single-agent drug candidates targeting one or more molecular components within the signaling pathways associated with certain cancers. These programs are primarily focused on developing a number of proprietary, small molecule, single-agent, multi-targeted inhibitor drug compounds. Each proprietary compound is being designed to inhibit validated cancer targets, including, among others, EGFR, Her2, Bcr-Abl tyrosine kinase and phosphatidylinositol-3-kinase (PI3k), in combination with inhibition of HDAC, which is a validated non-kinase cancer target. We are also seeking to use this platform to develop proprietary, differentiated, single-agent, single-target drug candidates for cancer indications.

HDAC inhibition is a core component in each of our multi-targeted inhibitors. We believe that HDAC is a very promising non-kinase target for cancer therapy, particularly when combined with simultaneous inhibition of certain other targets. There is substantial preclinical evidence of synergistic induction of cancer cell death when HDAC inhibitors are combined with a diverse range of other targeted therapies or standard chemotherapeutic agents, demonstrating that HDAC inhibition may be more broadly effective in the treatment of cancer when integrated with other inhibitory activities. Currently, there are two Food and Drug Administration, or FDA, approved HDAC inhibitors and several other HDAC-targeted drug candidates in clinical trials for cancer.

In furtherance of the development of our targeted cancer programs, we outsource certain medicinal chemistry functions with contract research organizations in China. We have developed these relationships with Chinese providers to support our U.S. operations and we are currently engaging approximately 20 chemists in China. Our drug discovery efforts utilize significant medicinal chemistry resources. We believe that these relationships have been important to our efforts to create a broad portfolio of proprietary cancer drugs by generating several classes of compounds for further development in a cost-effective manner.

We have filed a number of patents including a broad omnibus patent application that covers the drug design concept that is the basis for our multi-targeted cancer programs, as well as numerous species filings relating to specific classes of compounds which we believe will constitute novel compositions from a patentability standpoint. We expect that we will continue to file additional patent applications covering new compositions in the future.

CUDC-101, our first drug candidate from our targeted cancer programs, is being designed as a multi-target inhibitor of HDAC, EGFR and Her2 and is currently the subject of a phase I clinical trial. In August, 2009 we licensed our first single-agent, single-target inhibitor drug candidate, CUDC-305 (now Debio 0932), an Hsp90 inhibitor to Debiopharm.

CUDC-101

CUDC-101 is the first compound we have selected as a drug candidate from our targeted cancer programs. CUDC-101 is designed as a first-in-class therapeutic to simultaneously inhibit HDAC, EGFR and Her2. In preclinical studies, CUDC-101 demonstrated the potential to inhibit all three molecular targets resulting in the potent killing of a wide range of cancer cell lines that are representative of a variety of human cancer types, many of which have demonstrated resistance to various approved targeted agents.

Our data suggest that CUDC-101's mechanism of action involves the sensitization of cancer cells to EGFR and Her2 inhibition through HDAC inhibition. CUDC-101 simultaneously inhibits both EGFR and Her2 at the receptor level while blocking downstream HDAC inhibition within the cancer cells. Despite the existence of other multi-targeted inhibitors, CUDC-101 is unique in its choice of targets which we believe enables a synergistic attack on multiple nodes or points in the overall pathway network that are used by tumors to survive, grow, and invade surrounding tissue. Utilizing the same targeted strategy with other currently available drugs would require combining two or three separate agents, which typically have mismatched dosing schedules and may display additive dose limiting toxicities. In contrast, we believe that CUDC-101, as a single small molecule, has the potential to act in the same cancer cells at the same time with fewer toxic side effects and thus potentially represents an important advance in targeted agent cancer therapy.

In August 2008, we initiated a phase I trial of CUDC-101 in patients with advanced, refractory solid tumors. The primary objectives of this phase I trial are to evaluate the safety and tolerability of escalating doses of CUDC-101 and to establish the maximum tolerated dose and dose limiting toxicities. Secondary objectives are to assess the pharmacokinetics, efficacy and ability of CUDC-101 to inhibit HDAC, EGFR and Her2 in this patient population. The study is being conducted at two sites within the United States and is expected to enroll between 18 and 40 patients spread across several dose-escalating cohorts.

To date, we have enrolled 25 patients in this study at five dose levels. The drug was well tolerated at the 75,150,225 and 275 milligrams per metered-square dose levels, with most common side effects including mild to moderate dry skin, nausea, vomiting, fatigue, fever, constipation, dyspnea, decreased hemoglobin, hyperglycemia and mild to moderate rash at the 275 milligrams per metered-square dose level. Dry skin and rash are indicative of EGFR inhibition and decreased hemoglobin and hyperglycemia are suggestive of HDAC inhibition indicating that the drug appears to be inhibiting its intended EGFR and HDAC targets in human patients.

We observed a dose-limiting toxicity of transient moderate elevated creatinine at the 300 milligrams per meter squared dosing level, in which some patients treated at this dosing level encountered transient Grade 2 adverse events of elevated creatinine levels which were deemed related to the study drug. These adverse events were reversible upon discontinuation of the drug.

We are also encouraged that CUDC-101 exhibited signs of biological activity in the patients treated to-date, including one confirmed partial response in an advanced gastrointestinal cancer patient dosed at 275 milligrams per meter squared. This patient remained on study for a total of seven cycles, or 14 weeks, prior to disease progression. In addition, we observed one mixed response in one head and neck cancer patient in which one target lesion appears to have been significantly reduced in size by greater than 30%, while other metastatic tumors progressed. We also observed one metastatic breast cancer patient that showed evidence of stabilization of disease and remained for a total of six cycles, or 12 weeks until disease progression.

We anticipate that we will complete this phase I trial in the first half of 2010.

Debio 0932 (formerly CUDC-305)

In July 2008, we selected CUDC-305, an Hsp90 inhibitor, as a development candidate from our targeted cancer programs. Hsp90 is a member of a class of proteins called molecular chaperones that play a fundamental role in the folding, stabilization and degradation of other cellular proteins, or clients, under normal or stressful conditions. Hsp90, in particular, has become an attractive therapeutic target for the treatment of cancer because a majority of its client proteins are involved in cellular signaling transduction and have been identified as potential contributors to various aspects of cancer cell growth and survival. Inhibitors of Hsp90 activity may be of therapeutic value if they can prevent Hsp90 proteins from protecting the particular client proteins involved in cancer and allow them to be degraded, thereby inducing cancer cell death. In our preclinical studies, CUDC-305 demonstrated potent efficacy across a broad range of cancers in preclinical cancer models and exhibited promising pharmacological features in preclinical testing, particularly its high oral bioavailability, high tumor penetration and extended tumor retention. Tumor regression was also observed after treatment of CUDC-305 in mouse xenograft models of acute myelogenous leukemia (AML), breast, non-small cell lung, gastric and colon cancers as well as in glioblastoma brain cancers. In our preclinical testing, the compound also demonstrated an ability to effectively cross the blood brain barrier, and demonstrated an ability to extend survival in a preclinical intracranial glioblastoma and brain mestastasis models.

In August 2009, we granted a worldwide, exclusive royalty-bearing license to develop, manufacture, market and sell our Hsp90 inhibitor technology, including our preclinical development candidate, CUDC-305, to Debiopharm. CUDC-305 has been renamed Debio 0932 by Debiopharm. Debiopharm has assumed all future development responsibility and will incur all future costs related to the development, registration and commercialization of products under the agreement. In February 2010, Debiopharm notified us that French regulatory authorities had accepted its clinical trial application, or CTA, for Debio 0932. Debiopharm plans to open a phase I clinical trial evaluating the safety of Debio 0932 during the second quarter of 2010. The study will be an open label, multi-center dose escalation trial evaluating the safety and maximum tolerated dose of multiple doses of Debio 0932 in patients suffering from advanced solid tumors or lymphoma. As part of the consideration under the agreement, Debiopharm paid us an up-front license fee of $2,000,000. In addition, in February 2010, we earned $8,000,000 upon the acceptance by the French regulatory authorities of Debiopharm's CTA. We are eligible to receive up to an additional $80,000,000 if specified clinical development and regulatory approval objectives are met. Included in these future payments is a payment for Debiopharm's treatment of the fifth patient in the corresponding phase I clinical trial. We are also eligible to receive royalties if any products under the license agreement are successfully developed and commercialized.

The agreement is effective as of August 5, 2009, and unless terminated earlier will expire, on a country-by-country basis, on the later of (i) the expiration of the last-to-expire valid claim of the Curis patents and joint patents relating to the products, and (ii) the 10th anniversary of the first commercial sale of the product in such country. Debiopharm may terminate the agreement prior to its expiration at any time for any scientific, technical, administrative or commercial reasons upon 90 days' prior written notice to us. If Debiopharm is permanently enjoined from exercising its license under the agreement pursuant to a patent infringement action brought by a third party, or if neither Debiopharm nor we undertake the defense or settlement of a third party suit alleging infringement within the six-month period after notice of such suit, then Debiopharm may terminate the agreement in the country where such suit was filed upon thirty days' prior written notice to us. If Debiopharm does not correct a failure to use reasonable commercial efforts as set forth in the agreement, we may terminate the agreement on thirty days' written notice to Debiopharm unless Debiopharm cures such failure before the end of such thirty day period. Either party may terminate the agreement prior to its expiration subject to certain conditions, upon ninety days' (or forty-five days' in the case of failure to make payment of amounts due under the agreement) prior written notice to the other party in the event of the material breach of any term or condition of the agreement by the other party, unless the breaching party has cured such breach by the end of the applicable cure period; and immediately upon written notice to the other party if the other party or its affiliate directly, or through assistance granted to a third party, challenges, whether as a claim, a cross-claim, counterclaim, or defense, the validity or enforceability of any of such party's patents before any court, arbitrator, or other tribunal or administrative agency in any jurisdiction.

Other Targeted Cancer Programs

We are also seeking to advance several other small molecule drug candidates from our targeted cancer programs and we anticipate that we will select a compound from one of these programs as a development candidate in 2010.

Corporate Information

We were organized as a Delaware corporation in February 2000. We began our operations in July 2000 upon the completion of the merger of Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc. Our principal executive office is located at 45 Moulton Street, Cambridge, Massachusetts, 02138 and our telephone number is (617) 503-6500.

Curis™ is our trademark. This annual report on Form 10-K may also contain trademarks and trade names of others.

Website Access to Reports

We maintain a website with the address www.curis.com. We are not including the information contained in our website as part of, or incorporating it by reference into, this annual report on Form 10-K. Our website address is included in this annual report on Form 10-K as an inactive textual reference only. We make available free of charge through our website our annual reports on Form 10-K, our quarterly reports on Form 10-Q, current reports on Form 8-K and any such amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the Securities and Exchange Commission. The Securities and Exchange Commission maintains a website, www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The public may read and copy any materials we file with the Securities and Exchange Commission at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. In addition, we provide paper copies of our filings free of charge upon request. The public may obtain information on the operation of the public reference room by calling 1-800-SEC-0330. We also make available on our website our corporate governance guidelines, the charters for our audit committee, compensation committee and nominating and corporate governance committee, and our code of business conduct and ethics, and such information is available in print to any stockholder of Curis who requests it.

Intellectual Property

Our policy is to obtain and enforce the patents and proprietary technology rights that are key to our business. We intend to continue to file U.S. and foreign patent applications to protect technology, inventions and improvements that are considered important to the development of our business. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

In the U.S., we have 74 issued or allowed patents expiring on various dates between 2013 and 2027 as well as numerous pending patent applications. We have foreign counterpart patent filings for most of our U.S. issued patents and patent applications. These patents and patent applications are directed to various inventions including compositions of matter, methods of making and using these compositions for multiple applications, methods for drug screening and discovery, developmental biological processes, and patents which relate to our proprietary technologies.

Hedgehog Pathway. We have 71 issued U.S. patents or allowed U.S. applications expiring on various dates between 2013 and 2025, which relate to the Hedgehog pathway. Our patents and patent applications cover proteins, nucleic acids, antibodies, and certain small molecule agonists and inhibitors of the Hedgehog pathway, drug screening and discovery methods, methods of protein manufacturing, as well as methods of using the aforementioned proteins, nucleic acids, antibodies or small molecules to activate or inhibit the Hedgehog pathway for a variety of therapeutic indications or diagnostic uses. In addition, we have filed foreign patent applications corresponding to many of the aforementioned U.S. filings that could provide additional patent protection for products that activate or inhibit the Hedgehog pathway.

Our academic and research institution collaborators have certain rights to publish data and information regarding their discoveries to which we have rights. While we believe that the prepublication access to the data developed by our collaborators pursuant to our collaboration agreements will be sufficient to permit us to apply for patent protection in the areas in which we are interested in pursuing further research, there is considerable pressure on such institutions to rapidly publish discoveries arising from their efforts. This may affect our ability to obtain patent protection in the areas in which we may have an interest. In addition, these collaboration agreements typically contain provisions that provide us with, at a minimum, an option to license the institution's rights to intellectual property arising from the collaboration.

Targeted Cancer Drug Development Platform. We have one issued U.S. patent that expires in 2027 and several U.S. provisional patent applications and U.S. and foreign utility patent applications directed to our targeted inhibitor classes of novel small molecules, as well as U.S. and foreign patent applications which generically claim the platform concept itself. This patent and patent applications claim compositions of matter, methods of manufacturing these molecules, formulations, and methods of using these molecules to treat a variety of therapeutic indications. We intend to continue to file additional U.S. and foreign applications as the programs progress.

In April 2005, we entered into a collaboration agreement with Genentech for discovery and development of small molecule compounds that modulate the Wnt signaling pathway. Under the terms of the agreement, we granted Genentech an exclusive royalty-bearing license to make, use and sell small molecule compounds that are modulators of the Wnt pathway. Genentech paid us an up-front license fee of $3,000,000 and funded $5,270,000 for research and development activities during the two-year research term, which ended in March 2007, at which time, Genentech assumed further responsibility for any future development of this program. Genentech has also agreed to make cash payments to us that are contingent upon the successful achievement of certain research, development, clinical and drug approval objectives, as well as royalties on net product sales if product candidates derived from the collaboration are successfully commercialized. If Genentech does not advance drug candidates generated under this collaboration beyond the discovery research stage, we are not entitled to receive any future cash payments under this collaboration. We can not predict whether Genentech will continue to pursue the development of drug candidates under the agreement or whether any development objectives for which we may be entitled to a cash payment will be achieved.

We are party to various license agreements that give us rights to commercialize various technologies, particularly our Hedgehog pathway technologies, and to use technologies in our research and development processes. The consideration payable in exchange for these licenses includes up-front fees, issuances of shares of common stock, annual royalties, milestone payments and royalties on net sales by our sub-licensees and us. The licensors may terminate these agreements if we fail to meet certain diligence requirements, fail to make payments or otherwise commit a material breach that is not cured after notice.

In addition, we depend upon trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. To maintain the confidentiality of trade secrets and proprietary information, we require our employees, scientific advisors, consultants and collaborators, upon commencement of a relationship with us, to execute confidentiality agreements and, in the case of parties other than our research and development collaborators, to agree to assign their inventions to us. These agreements are designed to protect our proprietary information and to grant us ownership of technologies that are developed in connection with their relationship to us.

Research and Development Program

We have a research group that seeks to identify and develop new therapeutic products and applications thereof for our existing proprietary portfolio and seeks to identify novel compounds able to modulate additional signaling pathways that may have therapeutic potential. As of December 31, 2009, our research and development group consists of 21 employees, consisting of molecular biologists, cell biologists, pharmacologists and other scientific disciplines. We have also engaged approximately 20 medicinal chemists on a contract basis at a contract research organization in China.

We had no collaborator-sponsored research and development for the year ended December 31, 2009 as all research funding under collaborations concluded in 2008. During the years ended December 31, 2008 and 2007, our total company-sponsored research and development expenses were approximately $13,092,000 and $12,260,000, respectively, and our collaborator-sponsored research and development expenses were approximately $134,000 and $2,519,000, respectively.

Regulatory Matters

FDA Requirements for New Drug Compounds

Numerous governmental authorities in the U.S. and other countries extensively regulate, among other things, the research, testing, manufacture, import and export and marketing of drug products. In the U.S., drugs are subject to rigorous regulation by the Food and Drug Administration, or FDA. The Federal Food, Drug, and Cosmetic Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, labeling, promotion, sampling and marketing and distribution of pharmaceutical products. Failure to comply with applicable regulatory requirements may subject a company to a variety of administrative or judicially imposed sanctions. These sanctions could include, among other things, the FDA's refusal to approve pending applications, withdrawal of approvals, clinical holds, warning letters, product recalls, product seizures, total or partial suspension of our operations, injunctions, fines, civil penalties or criminal prosecution.

The steps ordinarily required before a new pharmaceutical product may be marketed in the U.S. include preclinical laboratory tests, animal tests and formulation studies under the FDA's good laboratory practice, or GLP, regulations; the submission to the FDA of a notice of claimed investigational exemption or an IND application, which must become effective before clinical testing may commence; adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought; submission to the FDA of an NDA seeking approval to market the drug product; satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, requirements; and FDA review and approval of the NDA. Satisfaction of FDA pre-market approval requirements typically takes years, and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations that could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, later discovery of previously unknown problems with a product, including new safety risks, may result in restrictions on the product or even complete withdrawal of the product from the market.

Preclinical tests include laboratory evaluation of product chemistry and formulation, as well as animal trials to assess the potential safety and efficacy of the product. The conduct of the preclinical tests and formulation of compounds for testing must comply with federal regulations and requirements, including the FDA's GLP regulations. Preclinical testing is highly uncertain and may not be completed successfully within any specified time period, if at all. Further, the successful completion of preclinical trials does not assure success in human clinical trials. The results of preclinical testing are submitted to the FDA as part of an IND application, together with manufacturing information and analytical and stability data of the drug formulation. The IND application must become effective before clinical trials can begin in the United States. An IND application becomes effective 30 days after receipt by the FDA unless before that time the FDA places a clinical hold on the trials. In that case, the IND application sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. If these concerns or questions are unresolved, the FDA may not allow the clinical trials to commence.

Clinical trials involve the administration of the investigational drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted in compliance with federal regulations and requirements, including good clinical practices, under protocols detailing, among other things, the objectives of the trial, the parameters to be used in assessing safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. subjects must be submitted to the FDA as part of the IND application. The study protocol and informed consent information for patients in clinical trials must be submitted to institutional review boards, or IRBs, for approval.

Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap or be combined. In phase I, the initial introduction of the drug into human subjects, the drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses and, if possible, early evidence of effectiveness. Phase II usually involves trials in a limited patient population, to determine dosage tolerance and optimum dosage, identify possible adverse effects and safety risks, and provide preliminary support for the efficacy of the drug in the indication being studied. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in phase II evaluations, phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population, typically at geographically dispersed clinical trial sites to establish the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. Phase I, phase II or phase III testing of any drug candidates may not be completed successfully within any specified time period, if at all. The FDA closely monitors the progress of each of the three phases of clinical trials that are conducted in the U.S. The FDA may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA's assessment of the risk/benefit ratio to the subject. The FDA, an IRB, or a clinical trial sponsor may suspend or terminate clinical trials at any time for various reasons, including a finding that the subjects or patients are being exposed to an unacceptable health risk. The FDA can also request that additional clinical trials be conducted as a condition to product approval. Finally, sponsors are required to publicly disseminate information about ongoing and completed clinical trials on a government website administered by the National Institutes of Health, or NIH, and are subject to civil money penalties and other civil and criminal sanctions for failing to meet these obligations.

After successful completion of the required clinical testing, generally an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the United States. The NDA must include the results of extensive preclinical and clinical testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture, and controls. In most cases, a substantial user fee must accompany the NDA.

If the FDA's evaluation of the NDA and inspection of the manufacturing facilities are favorable, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require post-approval testing, including phase IV trials, and surveillance to monitor the drug's safety or efficacy and may impose other conditions, including labeling restrictions and restrictions on distribution and use of the drug, which can materially impact the potential market and profitability of the drug. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Once the NDA is approved, a product will be subject to certain post-approval requirements, including requirements for adverse event reporting, submission of periodic reports, and drug sampling and distribution requirements. If new safety issues arise after approval, the FDA may require the company to conduct additional post-market studies to assess the risk, change the labeling to address the risk, or impose distribution and use restrictions under a Risk Evaluation and Mitigation Strategy, or REMS. Additionally, the FDA strictly regulates the promotional claims that may be made about prescription drug products. In particular, a drug may not be promoted for uses that are not approved by the FDA as reflected in the drug's approved labeling. Moreover, the Department of Justice can bring civil or criminal actions against companies that promote drugs for unapproved uses, based on the Federal Food, Drug, and Cosmetic Act, the False Claims Act and other federal laws governing reimbursement for drugs under the Medicare and Medicaid laws. Monetary penalties in such cases have often been in excess of $100 million and in some cases have exceeded $1 billion. In addition, the FDA requires substantiation of any claims of superiority of one product over another including, in many cases, requirements that such claims be proven by adequate and well-controlled head-to-head clinical trials. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to FDA review and approval of a new NDA or NDA supplement before the change can be implemented. Manufacturing operations must continue to conform to cGMPs after approval. Drug manufacturers are required to register their facilities with the FDA and are subject to periodic unannounced inspections by the FDA to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

If the FDA's evaluation of the NDA submission or manufacturing facilities is not favorable, the FDA may refuse to approve the NDA or issue a complete response letter. The complete response letter outlines the deficiencies in the submission and may require additional testing or information in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. With limited exceptions, the FDA may withhold approval of a NDA regardless of prior advice it may have provided or commitments it may have made to the sponsor.

Foreign Regulation of New Drug Compounds

Approval of a drug product by comparable regulatory authorities will be necessary in foreign countries prior to the commencement of marketing of the product in those countries, whether or not FDA approval has been obtained. While clinical data generated in the U.S. may be accepted in many foreign jurisdictions in lieu of early stage clinical trials (phase I), the approval procedure varies among countries and can involve requirements for additional testing equivalent to phases II and III. The time required may differ from that required for FDA approval and may be longer than that required to obtain FDA approval. There can be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed.

In Europe, marketing authorizations may be submitted under a centralized or decentralized procedure. The centralized procedure is mandatory for the approval of biotechnology products and many pharmaceutical products, and provides for the grant of a single marketing authorization, which is valid in all European Union member states. The decentralized procedure is a mutual recognition procedure that is available at the request of the applicant for medicinal products that are not subject to the centralized procedure.

Hazardous Materials

Our research and development processes involve the controlled use of hazardous materials, chemicals and radioactive materials and produce waste products. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and waste products.

Competition

Our drug candidates, if approved, will compete with existing and new products being developed by others for treatment of the same indications. Competition in the development of human therapeutics and, in particular, human therapeutics that target signaling pathways to treat cancers, is intense. Our competitors include large pharmaceutical and biopharmaceutical companies, as well as specialized biotechnology firms, that are developing cancer therapies in the same indications as we are.

Hedgehog Pathway Inhibitor Program. We are aware of several biotechnology and pharmaceutical companies that have drug development programs relating to compounds that modulate the Hedgehog pathway. We believe that there are currently four other companies that have progressed Hedgehog pathway inhibitors into clinical development: Infinity Pharmaceuticals, Inc.; Exelixis, Inc.; Pfizer Inc.; and Novartis International AG.

Targeted Cancer Programs. There are several companies developing drug candidates that target the same cancer pathways that we are also targeting or that are testing drug candidates in the same cancer indications that we are testing through our proprietary targeted cancer programs. We believe that our competitive advantage over these companies is our strategy of developing drug candidates to target unique combinations of these cancer pathways to achieve synergistic effect. Several companies are investigating Hsp90 inhibitors in clinical testing, including, among others Bristol-Myers Squibb Company, Biogen Idec Inc., Novartis International AG, Pfizer Inc., Astex Therapeutics Ltd., Infinity Pharmaceuticals, Inc., Myriad Pharmaceuticals Inc., Kyowa Hakko Kirin Co, Ltd., and Synta Pharmaceuticals Corp. There are no other known molecules targeting HDAC, EGFR and Her2 simultaneously in clinical testing.

Many of the companies competing against us have financial, marketing and human resource capacities that are substantially greater than our own, which may provide these competitors with significant competitive advantages over us. Others have extensive experience in undertaking clinical trials, in obtaining regulatory approval to market products, in manufacturing products on a large scale and in effectively promoting products to healthcare providers, health plans and consumers which may enhance their competitive position relative to ours. In addition to competing with pharmaceutical and biotechnology companies, the products we are developing would also compete with those being developed by academic and research institutions, government agencies and other public organizations. Any of these organizations may discover new therapies, seek patent protection or establish collaborative arrangements for products and technologies that are competitive with our products and technologies.

The technologies underlying the development of human therapeutic products are expected to continue to undergo rapid and significant advancement and unpredictable changes. Accordingly, our technological and commercial success will be based, among other things, on our ability to develop proprietary positions in key scientific areas and efficiently evaluate potential product opportunities.

The timing of a product's introduction may be a major factor in determining eventual commercial success and profitability. Early entry may have important advantages in gaining product acceptance and market share. Accordingly, we believe the relative speed with which we or any current or future collaborator can complete preclinical and clinical testing, obtain regulatory approvals, and supply commercial quantities of a product will have an important impact on our competitive position, both in the U.S. and abroad. Other companies may succeed in developing similar products that are introduced earlier, are more effective, or are produced and marketed more effectively, or at a minimum obtain a portion of the market share. For example, our competitors may discover, characterize and develop important targeted cancer molecules before we do, which could have a material adverse effect on any of our related research programs. If research and development by others renders any of our products obsolete or noncompetitive, then our potential for success and profitability may be adversely affected.

For certain of our programs, we rely on, or intend to rely on, strategic collaborators for support in our research programs and for preclinical evaluation and clinical development of our potential products and manufacturing and marketing of any products. Our strategic collaborators may conduct multiple product development efforts within each disease area that is the subject of our strategic collaboration with them. Our strategic collaboration agreements may not restrict the strategic collaborator from pursuing competing internal development efforts. Any of our drug candidates, therefore, may be subject to competition with a drug candidate under development by a strategic collaborator.

Manufacturing

We have no experience or capabilities in manufacturing. We currently rely on collaborators or subcontractors, and we have no plans to develop our own manufacturing capability. We instead plan to continue to rely on corporate collaborators or subcontractors to manufacture products. If any of our current or planned collaborators or subcontractors encounters regulatory compliance problems or enforcement actions for their own or a collaborative product, it could have a material adverse effect on our business prospects.

Sales and Marketing

We have no sales, marketing or distribution experience or infrastructure and we have no current plans to develop sales, marketing and distribution capabilities. We currently plan to rely on corporate collaborators for product sales, marketing and distribution.

Employees

As of December 31, 2009, we had 33 full-time employees, of whom 14 hold a Ph.D. or other advanced degree. Of these employees, 21 are currently involved in research and development. None of our employees is a party to a collective bargaining agreement, and we consider our relations with our employees to be good.

Scientific Governance

We have established a scientific advisory board as well as a clinical advisory board, each made up of leading scientists and physicians in the field of cancer research and drug development. Members of these boards consult with us on matters relating to our research and development programs, including clinical trial designs, new technologies relevant to our research and development programs and other scientific and technical issues relevant to our business.

The current members of our scientific advisory board are as follows:

Name	Position/Institutional Affiliation
Joseph M. Davie, Ph.D., M.D. (Chairman)	Director, Curis, Inc. Director, Ocera, Inc. Director, Stratatech Corporation Director, MemoryLink Corporation Director, Multiple Sclerosis Research Center of New York Member, Institute of Medicine
Stuart Aaronson, M.D	Jane B. and Jack R. Aron Professor and Chairman of the Department of Oncological Sciences, Mount Sinai School of Medicine
Kenneth Pienta, M.D	Professor, Internal Medicine and Urology, American Cancer Society Clinical Research Professor Associate Dean for Clinical and Translational Research, University of Michigan School of Medicine Director, Michigan Institute for Clinical and Translational Research, University of Michigan Director, Experimental Therapeutics, Michigan Center for Translational Pathology, University of Michigan School of Medicine Principal investigator, The University of Michigan's Specialized Program of Research Excellence (SPORE) in prostate cancer awarded from the National Cancer Institute
George Vande Woude, Ph.D	Distinguished Scientific Fellow, Van Andel Research Institute Co-editor, *Advances in Cancer Research*

The current members of our clinical advisory board are as follows:

Name	Position/Institutional Affiliation
Kenneth Pienta, M.D (Chairman)	See scientific advisory board table
Philip A. Philip, M.D.	Professor of Medicine, Wayne State University School of Medicine Professor of Oncology, Barbara Ann Karmanos Cancer Institute Director of GI Oncology, Chair of Protocol review and Monitoring Committee, Member of Intergroup Task Force on Pancreas Cancer, Pancreas Cancer Sub-Committee Chair, Southwest Oncology Group Editorial Board Member, Internet Journal of Oncology and Community Oncology Member of American Pancreatic Association Member, American Society of Clinical Oncology American Board Certified in Internal Medicine and Medical Oncology
Samir Witta, M.D., Ph.D.	President, Mountain Blue Cancer Center Assistant Clinical Professor, University of Colorado Cancer Center

ITEM 1A. RISK FACTORS

RISKS RELATING TO OUR FINANCIAL RESULTS AND NEED FOR FINANCING

We have incurred substantial losses, expect to continue to incur substantial losses for the foreseeable future and may never generate significant revenue or achieve profitability.

As of December 31, 2009, we had an accumulated deficit of approximately $717,793,000. We have not successfully commercialized any products to date, either alone or in collaboration with others. If we are not able to successfully commercialize any products, we will not achieve profitability. All of our drug candidates are in early stages of development. For the foreseeable future, we will need to spend significant capital in an effort to develop products that we can commercialize and we expect to incur substantial operating losses. Our failure to become and remain profitable would depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our research and development programs or continue our operations.

We will require substantial additional capital, which is likely to be difficult to obtain.

We will require substantial funds to continue our research and development programs and to fulfill our planned operating goals. In particular, our currently planned operating and capital requirements include the need for working capital to support our research and development activities for CUDC-101 and other small molecules that we are seeking to develop from our pipeline of targeted cancer programs, and to fund our general and administrative costs and expenses.

We have historically derived a substantial portion of our revenue from the research funding portion of our collaboration agreements. However, we have no current source of research funding revenue. We expect that our only source of cash flows from operations for the foreseeable future will be:

- up-front license payments and research and development funding that we may receive if we are able to successfully enter into new collaboration agreements;
- contingent cash payments that we may receive for the achievement of development objectives under any new collaborations or our existing collaborations with Genentech and Debiopharm; and
- royalty payments that are contingent upon the successful commercialization of products based upon these collaborations.

We may not be able to successfully enter into or continue any corporate collaborations and the timing, amount and likelihood of us receiving payments under such collaborations is highly uncertain. As a result, we cannot assure you that we will attain any further revenue under any collaborations or licensing arrangements.

We anticipate that existing cash, cash equivalents, marketable securities and working capital at December 31, 2009, together with the $15,000,000 in net proceeds from the registered direct offering we received in January 2010 and the $8,000,000 we will receive from Debiopharm in the first quarter of 2010, should enable us to maintain current and planned operations into the first half of 2012. Our future capital requirements, however, may vary from what we currently expect. There are a number of factors that may adversely affect our planned future capital requirements and accelerate our need for additional financing, many of which are outside our control, including the following:

- unanticipated costs in our research and development programs;
- the timing and cost of obtaining regulatory approvals for our drug candidates;
- the timing, receipt and amount of payments, if any, from current and potential future collaborators;
- the timing and amount of payments due to licensors of patent rights and technology used in our drug candidates;

- unplanned costs to prepare, file, prosecute, maintain and enforce patent claims and other patent-related costs, including litigation costs and technology license fees; and
- unexpected losses in our cash investments or an inability to otherwise liquidate our cash investments due to unfavorable conditions in the capital markets.

We may seek additional funding through public or private financings of debt or equity. The market for emerging life science stocks in general, and the market for our common stock in particular, are highly volatile. Due to this and various other factors, including currently adverse general market conditions and the early-stage status of our development pipeline, additional funding may not be available to us on acceptable terms, if at all. In addition, the terms of any financing may be dilutive or otherwise adversely affect other rights of our stockholders. We also expect to seek additional funds through arrangements with collaborators, licensees or other third parties. These arrangements would generally require us to relinquish or encumber rights to some of our technologies or drug candidates, and we may not be able to enter into such arrangements on acceptable terms, if at all. If we are unable to obtain additional funding on a timely basis, whether through sales of debt or equity or through third party collaboration or license arrangements, we may be required to curtail or terminate some or all of our development programs, including some or all of our drug candidates.

We may face fluctuations in our operating results from period to period, which may result in a drop in our stock price.

Our operating results have fluctuated significantly from period to period in the past and may rise or fall significantly from period to period in the future as a result of many factors, including:

- the cost of research and development that we engage in;
- a failure to successfully complete preclinical studies and clinical trials in a timely manner or at all, resulting in a delay in receiving, or a failure to receive, the required regulatory approvals to commercialize our drug candidates;
- the timing, receipt and amount of payments, if any, from current and potential future collaborators;
- the entry into, or termination of, collaboration agreements;
- the scope, duration and effectiveness of our collaborative arrangements;
- the costs involved in prosecuting, maintaining and enforcing patent claims;
- the ability to operate without infringing upon the proprietary rights of others;
- costs to comply with changes in government regulations;
- changes in management and reductions or additions of personnel;
- general and industry-specific adverse economic conditions that may affect, among other things, our and our collaborators' operations and financial results;
- changes in accounting estimates, policies or principles, including changes in revenue recognition policies; and
- the introduction of competitive products and technologies by third parties.

Due to fluctuations in our operating results, quarterly comparisons of our financial results may not necessarily be meaningful, and investors should not rely upon such results as an indication of our future performance. In addition, investors may react adversely if our reported operating results are less favorable than in a prior period or are less favorable than those anticipated by investors or the financial community, which may result in a drop of our stock price.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and stock price.

Our general business strategy may be adversely affected by the current volatile business environment and continued unpredictable and unstable market conditions. If the current equity and credit markets do not sustain improvement or begin to deteriorate again, it may make future debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.

At December 31, 2009, we had $25,035,000 of cash, cash equivalents and marketable securities consisting of cash, money market, commercial paper, corporate debt securities, and government obligations. While as of the date of this filing, we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents or marketable securities since December 31, 2009, no assurance can be given that unsustained improvement or further deterioration in conditions of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or marketable securities or our ability to meet our financing objectives. Further dislocations in the credit market may adversely impact the value and/or liquidity of marketable securities owned by us.

There is a possibility that our stock price may decline, due in part to the volatility of the stock market and the general economic downturn.

RISKS RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS

Our success depends substantially on our most advanced product candidate, GDC-0449, which is still in clinical development. If Genentech is unable to complete the clinical development of GDC-0449 in a timely manner, our ability to earn milestone payments or royalty revenue and our likelihood of success will be substantially harmed.

Our near-term prospects substantially depend upon Genentech's ability to successfully continue and complete clinical trials of our lead product candidate, GDC-0449. Genentech is currently testing GDC-0449 in two phase II clinical trials in metastatic colorectal cancer and advanced ovarian cancer and a pivotal phase II clinical trial in advanced BCC. We expect to receive the results of the ongoing phase II colorectal cancer clinical trial and of the ongoing pivotal phase II BCC clinical trial in the second half of 2010 and results of the ovarian cancer clinical trial in the first half of 2011. In August 2008, we initiated a phase I clinical trial of CUDC-101 in patients with advanced, refractory solid tumors. Under our license agreement with Debiopharm, Debiopharm has only recently received approval from European regulatory authorities of Debiopharm's clinical trial application to begin a phase I clinical trial of Debio 0932. We expect Debiopharm to begin treatment of the first patient in the phase I clinical trial in the second quarter of 2010. All of our other potential product candidates are in the preclinical research stage. Our ability to finance our company and to generate revenues will depend heavily on the successful development and commercialization of GDC-0449. GDC-0449 could be unsuccessful if it:

- does not demonstrate acceptable safety and efficacy in its phase II clinical trials or in its pivotal phase II clinical trial, or otherwise does not meet applicable regulatory standards for approval;
- does not offer therapeutic or other improvements over existing or future drugs used to treat the cancer indications for which it is being tested;
- is not capable of being produced in commercial quantities at acceptable costs; or
- is not accepted as safe, efficacious, cost-effective, less costly and preferable to current therapies in the medical community and by third-party payors.

We expect that GDC-0449 could be commercially available in late 2011 to treat advanced BCC, provided that the ongoing pivotal phase II clinical trial is successful and the regulatory submissions are filed by Genentech and approved by FDA. We do not expect GDC-0449 to be commercially available in other indications for at least the next several years, if at all. If Genentech is not successful in commercializing GDC-0449 or is significantly delayed in doing so, our business will be materially harmed and the value of your investment could substantially decline.

We depend on third parties for the development of certain of our programs. If one or more of our collaborators fails or delays in developing or commercializing drug candidates based upon our technologies, our business prospects and operating results would suffer and our stock price would likely decline.

We currently have two collaborations with Genentech pursuant to which we have granted to Genentech exclusive rights to develop and commercialize products based upon our technologies in defined fields of use, including GDC-0449, an orally-administered small molecule pathway inhibitor of the hedgehog signaling pathway. Genentech is currently testing GDC-0449 in two phase II clinical trials and a pivotal phase II trial in advanced BCC. In addition, we entered into a license agreement with Debiopharm in August 2009 related to our Hsp90 technologies. Our collaborations with Genentech and our license agreement with Debiopharm are our only current collaborations, and these collaborations may not be scientifically or commercially successful due to a number of factors, including the following:

- Genentech and Debiopharm each have significant discretion in determining the efforts and resources that it will apply to its collaboration with us. The timing and amount of any cash payments related to future royalties and the achievement of development objectives that we may receive under such collaborative arrangements will depend on, among other things, our collaboration partners' efforts, allocation of resources and successful development and commercialization of our drug candidates under the respective agreement.
- Our strategic collaboration agreements with Genentech and our license agreement with Debiopharm permit such parties wide discretion in deciding which drug candidates to advance through the clinical trial process. It is possible for Genentech or Debiopharm to reject drug candidates at any point in the research, development and clinical trial process, without triggering a termination of the collaboration or license agreement, as applicable. In the event of any such decision, our business and prospects may be adversely affected due to our inability to progress drug candidates ourselves.
- Genentech and Debiopharm may develop and commercialize, either alone or with others, products that are similar to or competitive with the drug candidates that are the subject of its collaborations with us.
- Genentech or Debiopharm may change the focus of its development and commercialization efforts or pursue higher-priority programs. Our ability to successfully commercialize drug candidates under collaboration with Genentech or Debiopharm could be limited if Genentech or Debiopharm decreases or fails to increase spending related to such drug candidates.
- Genentech or Debiopharm may enter into one or more transactions with third parties, including a merger, consolidation, reorganization, sale of substantial assets, sale of substantial stock or change of control. For example, during the first quarter of 2009, Roche Holdings Ltd. completed its acquisition of Genentech. This merger with Roche could divert the attention of Genentech's management and adversely affect Genentech's ability to retain and motivate key personnel who are important to the continued development of the programs under our collaboration. In addition, an acquirer could determine to reprioritize Genentech's or Debiopharm's development programs such that Genentech or Debiopharm ceases to diligently pursue the development of our programs, and/or cause the respective collaborations with us to terminate.
- Genentech or Debiopharm may, under specified circumstances, terminate its collaboration with us on short notice and for circumstances outside of our control, which could make it difficult for us to attract new collaborators or adversely affect how we are perceived in the scientific and financial communities.

If Genentech or Debiopharm fails to successfully develop and commercialize our drug candidates under collaboration, we may not be able to develop and commercialize these candidates independently or successfully enter into one or more alternative collaborations, in which event our financial condition, results of operations and stock price may be adversely affected.

We may not be successful in establishing additional strategic collaborations, which could adversely affect our ability to develop and commercialize products.

Our current strategy is to seek corporate collaborators or licensees for the further development and commercialization of one or more drug candidates under our targeted cancer drug programs. For example, we expect that in the future we will seek to enter into a corporate collaboration for CUDC-101 or another drug candidate from these programs. We do not currently have the experience, resources or capacity to advance these programs into later stages of clinical development or commercialization. As such, our success will depend, in part, on our ability to enter into one or more such collaborations. We face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a collaboration or other alternative arrangements for CUDC-101 or any future programs because our research and development pipeline may be insufficient, our programs may be deemed to be at too early of a stage of development for collaborative effort and/or third parties may not view our drug candidates and programs as having the requisite potential to demonstrate safety and efficacy. Even if we are successful in our efforts to establish new collaborations, the terms that we agree upon may not be favorable to us. If we are not able to successfully enter into one or more collaborations or licensing arrangements for CUDC-101 or any future programs, the clinical development of these programs could be significantly delayed and, as a result, our future prospects may be adversely affected and our stock price could decline.

The therapeutic efficacy of drug candidates under our targeted cancer programs is unproven in humans, and we may not be able to successfully develop and commercialize CUDC-101 or any other future drug candidates that we may select from this program.

Our internal drug development efforts are focused on our proprietary targeted cancer programs. These programs focus on the development of single agent drug candidates targeting one or more molecular components within signaling pathways associated with certain cancers. We are also seeking to develop single agent, single target drug candidates for cancer indications. We have currently selected two drug candidates from this program for further development: CUDC-101, which is designed to simultaneously inhibit HDAC, EGFR and Her2, and CUDC-305 (renamed Debio 0932), an orally available, synthetic small molecule inhibitor of Hsp90 that was licensed to Debiopharm in August 2009. Since August 2008, we have treated 25 patients in our phase I trial of CUDC-101 We also expect Debiopharm to initiate a phase I clinical trial for Debio 0932, which we anticipate will begin in the second quarter of 2010.

Our drug candidates in our targeted cancer program, including CUDC-101 and Debio 0932, are novel compounds and their potential benefit as therapeutic cancer drugs is unproven. These drug candidates may not prove to be effective inhibitors of the validated cancer targets they are being designed to act against and may not demonstrate in patients any or all of the pharmacological benefits that we believe they may possess or that may have been demonstrated in preclinical trials. Moreover, there is a risk that these drug candidates may interact with human biological systems in unforeseen, ineffective or harmful ways. As a result of these and other risks described herein that are inherent in the development of novel therapeutic agents, we may never successfully develop, enter into or maintain third party licensing or collaboration transactions with respect to, or successfully commercialize CUDC-101, Debio 0932, or any other drug candidates under our targeted cancer drug development platform, in which case we will not achieve profitability and the value of our stock will decline.

If preclinical studies and clinical trials of our drug candidates are not successful then our future profitability and success could be adversely affected.

In order to obtain regulatory approval for the commercial sale of our drug candidates, we and any current or potential future collaborators will be required to complete extensive preclinical studies as well as clinical trials in humans to demonstrate to the FDA and foreign regulatory authorities that our drug candidates are safe and effective. For example, our lead drug candidate, GDC-0449, is currently being tested by our collaborator, Genentech, in a pivotal phase II clinical trial in advanced BCC and two phase II clinical trials in other cancer indications. In addition, we are currently treating patients in a phase I clinical trial of CUDC-101, the lead drug candidate from our pipeline of proprietary targeted cancer programs.

Development, including preclinical and clinical testing, is a long, expensive and uncertain process. Accordingly, preclinical testing and clinical trials of our drug candidates under development may not be successful. We and our collaborators could experience delays or failures in preclinical testing or clinical trials of any of our drug candidates for a number of reasons including, for example:

- preclinical studies or clinical trials may produce negative, inconsistent or inconclusive results, and we or any collaborators may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials or terminate testing for a particular drug candidate;
- the results from preclinical studies and early clinical trials may not be statistically significant or predictive of results that will be obtained from expanded, advanced clinical trials;
- we may encounter difficulties or delays in manufacturing sufficient quantities of the drug candidate used in any preclinical study or clinical trial;
- the timing and completion of clinical trials of our drug candidates depend on, among other factors, the number of patients required to be enrolled in the clinical trials and the rate at which those patients are enrolled, and any increase in the required number of patients, decrease in recruitment rates or difficulties retaining study participants may result in increased costs, program delays or program termination;
- our products under development may not be effective in treating any of our targeted cancer indications or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit their commercial use;
- institutional review boards, regulators, including the FDA or its foreign equivalents, or any collaborators may hold, suspend or terminate our clinical research or the clinical trials of our drug candidates for various reasons, including failure to achieve established success criteria, noncompliance with regulatory requirements or if, in their opinion, the participating subjects are being exposed to unacceptable health risks; and
- we, along with any of our current or potential future collaborators and subcontractors, may not employ, in any capacity, persons who have been debarred under the FDA's Application Integrity Policy, or similar policy under foreign regulatory authorities. Employment of such a debarred person may result in delays in FDA's or foreign equivalent's review or approval of our products, or the rejection of data developed with the involvement of such person(s).

If the preclinical studies and/or clinical trials for any of our drug candidates that we and any collaborators pursue are not successful, then our ability to successfully develop and commercialize products on the basis of the respective technologies will be materially adversely affected, our reputation and our ability to raise additional capital will be materially impaired and the value of an investment in our stock price is likely to decline.

We expect to rely primarily on third parties for the conduct of clinical trials, and if such third parties perform inadequately then we will not be able to successfully develop and commercialize drug candidates and grow our business.

We have very limited experience in conducting clinical trials. We expect to rely primarily on third parties to conduct our clinical trials and provide services in connection with such clinical trials. For example, we have granted development and commercialization rights to Genentech under our existing collaboration agreements with Genentech and we expect that any future collaboration partners may similarly be fully responsible for conducting at least the later-stage clinical trials of drug candidates. In the near term, we expect to rely primarily on third parties such as consultants, contract research organizations and other similar entities to complete IND-enabling preclinical studies, create and submit IND applications, enroll qualified subjects, conduct our clinical trials and provide services in connection with such clinical trials. Our reliance on these third parties for clinical development activities will reduce our control over these activities. These third parties may not complete activities on schedule, or at all, or may not conduct our clinical trials in accordance with the clinical trial protocol or design. In addition, the FDA and its foreign equivalents require us to comply with certain standards, referred to as good clinical practices, and applicable regulatory requirements, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. If any of the third party contractors on whom we may in the future rely do not comply with good clinical practices or other applicable regulatory requirements, we may not be able to use the data and reported results from the trial. Any failure by a third party to conduct our clinical trials as planned or in accordance with regulatory requirements could delay or otherwise adversely affect our efforts to obtain regulatory approvals for and commercialize our drug candidates.

If we and our collaborative partners do not obtain necessary regulatory approvals, then our business will be unsuccessful and the market price of our common stock could substantially decline.

We and our collaborators will be required to obtain regulatory approval in order to successfully advance our drug candidates through the clinic and prior to marketing and selling such products. The process of obtaining required regulatory approvals is expensive and the time required for these approvals is uncertain and typically takes a number of years, depending on the type, complexity and novelty of the product. With respect to our internal programs, we have limited experience in filing and prosecuting applications to obtain marketing approval.

Any regulatory approval to market a product may be subject to limitations on the approved indicated uses for which we or our collaborative partners may market the product. These limitations may restrict the size of the market for the product and affect reimbursement by third-party payors. In addition, regulatory agencies may not grant approvals on a timely basis or may revoke or significantly modify previously granted approvals.

We and our collaborators are subject to numerous foreign regulatory requirements governing the manufacturing and marketing of our potential future products outside of the United States. The approval procedure varies among countries, additional testing may be required in some jurisdictions, and the time required to obtain foreign approvals often differs from that required to obtain FDA approvals. Moreover, approval by the FDA or a foreign equivalent does not ensure approval by regulatory authorities in other countries, and vice versa.

In addition, regulatory agencies may change existing requirements or adopt new requirements or policies. We and any collaborative partners may be slow to adapt or may not be able to adapt to these changes or new requirements.

As a result of these factors, we and any collaborators may not successfully begin or complete clinical trials and/or obtain regulatory approval to market and sell our drug candidates in the time periods estimated, if at all. Moreover, if we or any collaborators incur costs and delays in development programs or fail to successfully develop and commercialize products based upon our technologies, we may not become profitable and our stock price could decline.

Even if marketing approval is obtained, any products we or any collaborators develop will be subject to ongoing regulatory oversight, which may affect the successful commercialization of such products.

Even if we or any collaborators obtain regulatory approval of a drug candidate, the approval may be subject to limitations on the approved indicated uses for which the product is marketed or require costly post-marketing follow-up studies. After marketing approval for any product is obtained, the manufacturer and the manufacturing facilities for that product will be subject to continual review and periodic inspections by the FDA, or foreign equivalent, and other regulatory agencies. The subsequent discovery of previously unknown problems with the product, or with the manufacturer or facility, may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

If we or a collaborator fail to comply with applicable regulatory requirements, we or they may be subject to fines, refusal to approve pending applications or supplements, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, refusal to permit the import or export of our products and criminal prosecution.

We and our current collaborator are, and any potential future collaborators will be, subject to governmental regulations in connection with the research, development and commercialization of our drug candidates. We and our collaborators may not be able to comply with these regulations, which could subject us or such collaborators to penalties and result in the imposition of limitations on our or such collaborators' operations.

In addition to regulations imposed by the FDA or foreign equivalents, we, our current collaborators, and any potential future collaborators are subject to regulation under, among other laws, the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Research Conservation and Recovery Act, as well as regulations administered by the Nuclear Regulatory Commission, national restrictions on technology transfer, import, export and customs regulations and certain other local, state or federal regulations. From time to time, other federal agencies and congressional committees have indicated an interest in implementing further regulation of pharmaceutical and biotechnology companies. We are not able to predict whether any such regulations will be adopted or whether, if adopted, such regulations will apply to our business, or whether we or our collaborators would be able to comply with any applicable regulations.

Our research and development activities involve the controlled use of hazardous materials and chemicals. Although we believe that our safety procedures for handling and disposing of such materials comply with all applicable laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury caused by these materials.

If we or any of our collaborators fail to achieve market acceptance for our products under development, our future revenue and ability to achieve profitability may be adversely affected.

Our future products, if any are successfully developed, may not gain commercial acceptance among physicians, patients and third-party payors, even if necessary marketing approvals have been obtained. We believe that recommendations and endorsements by physicians will be essential for market acceptance of any products we successfully develop. If we are not able to obtain market acceptance for such products, our expected revenues from sales of these products would be adversely affected and our business may not be successful.

RISKS RELATED TO OUR BUSINESS, INDUSTRY, STRATEGY AND OPERATIONS

We and our collaborators may not achieve projected research and development goals in the time frames that we or they announce, which could have an adverse impact on our business and could cause our stock price to decline.

We set goals for, and make public statements regarding, the timing of certain accomplishments, such as the commencement and completion of preclinical studies, initiation and completion of clinical trials, and other developments and milestones under our proprietary programs and those programs being developed under collaboration agreements. Genentech and Debiopharm have also made public statements regarding their expectations for the clinical development and potential commercial launch of GDC-0449 and Debio 0932, respectively, if approved, and may in the future make additional statements about their goals and expectations for these collaborations with us. The actual timing of these events can vary dramatically due to a number of factors such as delays or failures in our and our current and potential future collaborators' preclinical studies or clinical trials, the amount of time, effort and resources committed to our programs by us and our current and potential future collaborators and the uncertainties inherent in the regulatory approval process. As a result, there can be no assurance that our or our current and potential future collaborators' preclinical studies and clinical trials will advance or be completed in the time frames we or they announce or expect, that we or our current and potential future collaborators will make regulatory submissions or receive regulatory approvals as planned or that we or our current and potential future collaborators will be able to adhere to our current schedule for the achievement of key milestones under any of our internal or collaborative programs. If we or any collaborators fail to achieve one or more of these milestones as planned, our business could be materially adversely affected and the price of our common stock could decline.

We face substantial competition, which may result in our competitors discovering, developing or commercializing products before or more successfully than we do.

Our drug candidates face competition from existing and new technologies and products being developed by biotechnology, medical device and pharmaceutical companies, as well as universities and other research institutions. For example, research in the Hedgehog signaling pathway is increasingly competitive. We are developing Hedgehog-based therapies under our collaborations with Genentech in the field of cancer. Competitors may discover, characterize and develop Hedgehog pathway inhibitor drug candidates before we do or may compete with us in the same market sector.

In addition, our small molecule targeted cancer drug development candidates, which are focused primarily on clinically validated cancer targets, face significant competition from marketed drugs and drugs under development that seek to inhibit the same targets as our drug candidates. We expect competition to intensify in cancer generally and, specifically, in targeted approaches to develop potential cancer therapies as technical advances in the field are made and become more widely known.

Many of our competitors have substantially greater capital resources, research and development staffs and facilities, and more extensive experience, than we have. As a result, efforts by other life science, medical device and pharmaceutical companies could render our programs or products uneconomical or result in therapies superior to those that we develop alone or with a collaborator.

For those programs that we have selected for internal development, we face competition from companies that are more experienced in product development and commercialization, obtaining regulatory approvals and product manufacturing. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. As a result, any of these companies may be more successful in obtaining collaboration agreements or other monetary support, approval and commercialization of their products and/or may develop competing products more rapidly and/or at a lower cost. For those programs that are subject to a collaboration agreement, competitors may have greater expertise in discovery, research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and marketing than our collaborators and, consequently, may discover, develop and commercialize products that render our products non-competitive or obsolete.

If we are not able to compete effectively, then we may not be able, either alone or with others, to advance the development and commercialization of our drug candidates, which would adversely affect our ability to grow our business and become profitable.

The trend towards consolidation in the pharmaceutical and biotechnology industries may adversely affect us.

There is a trend towards consolidation in the pharmaceutical and biotechnology industries. This consolidation trend may result in the remaining companies in these industries having greater financial resources and technological capabilities, thus intensifying competition in these industries. This trend may also result in fewer potential collaborators or licensees for our therapeutic drug candidates. Also, if a consolidating company is already doing business with our competitors, we may lose existing licensees or collaborators as a result of such consolidation. This trend may adversely affect our ability to enter into agreements for the development and commercialization of our drug candidates, and as a result may harm our business.

We could be exposed to significant monetary damages and business harm if we are unable to obtain or maintain adequate product liability insurance at acceptable costs or otherwise protect ourselves against potential product liability claims.

Product liability claims inherent in the process of researching, developing and commercializing human health care products could expose us to significant liabilities and prevent or interfere with the development or commercialization of our drug candidates. Regardless of their merit or eventual outcome, product liability claims would require us to spend significant time, money and other resources to defend such claims, could result in decreased demand for our future products or result in reputational harm and could result in the payment of a significant damage award. We currently have product liability insurance for our phase I clinical trial of CUDC-101. However, this insurance is subject to deductibles and coverage limitations and may not be adequate in scope to protect us in the event of a successful product liability claim. If any of our drug candidates advance in clinical trials and/or are approved for marketing, we may seek additional insurance coverage. Product liability insurance is expensive and may be difficult to procure. As such, it is possible that we will not be able to obtain product liability insurance on acceptable terms, if at all, or that our product liability insurance coverage will prove to be inadequate to protect us from all potential claims, which may harm our business.

If we are not able to attract and retain key management and scientific personnel and advisors, we may not successfully develop our drug candidates or achieve our other business objectives.

We depend upon our senior management and scientific staff, including Daniel R. Passeri, our President and Chief Executive Officer, Michael P. Gray, our Chief Operating Officer and Chief Financial Officer, and Changgeng Qian, Ph.D., M.D., our Vice President, Discovery and Preclinical Development. The loss of the service of any of the key members of our senior management may significantly delay or prevent the achievement of product development and other business objectives. Our officers can terminate their employment with us at any time. Replacing key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to research, develop and successfully commercialize products in our areas of core competency. We do not maintain key man life insurance on any of these executive officers.

Our ability to operate successfully will depend on our ability to attract and retain qualified personnel, consultants and advisors. We face intense competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, governmental entities and other research institutions. We may be unable to attract and retain these individuals, and our failure to do so would have an adverse effect on our business.

We may seek to acquire complementary businesses and technologies in the future or otherwise seek to expand our operations to grow our business, which may divert management resources and adversely affect our financial condition and operating results.

We may seek to expand our operations in the future, including without limitation through internal growth and/or the acquisition of businesses and technologies that we believe are a strategic complement to our business model. We may not be able to identify suitable acquisition candidates or expansion strategies and successfully complete such acquisitions or successfully execute any such other expansion strategies. We may never realize the anticipated benefits of any efforts to expand our business. Furthermore, the expansion of our business, either through internal growth or through acquisitions, poses significant risks to our existing operations, financial condition and operating results, including:

- a diversion of management from our existing operations;
- increased operating complexity of our business, requiring greater personnel and resources;
- significant additional cash expenditures to expand our operations and acquire and integrate new businesses and technologies;
- incurrence of debt, other liabilities and contingent liabilities; and
- dilutive stock issuances.

Any business that we conduct in China will expose us to the risk of adverse changes in political, legal and economic policies of the Chinese government, which changes could impede our preclinical efforts in China and materially and adversely affect the development of our targeted cancer programs.

We currently engage approximately 20 medicinal chemists in China, pursuant to a contract research agreement with a medicinal chemistry provider in China. In addition, we have a subsidiary in China, Curis Shanghai, which is currently licensed but is not operational.

Conducting business in China exposes us to a variety of risks and uncertainties that are unique to China. The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industrial development. It also exercises significant control over China's economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the Chinese government to slow the pace of growth of the Chinese economy could result in interruptions of our development efforts in China. If our research and development efforts in China are delayed due to such interruptions, we may not realize the reductions in costs anticipated from engaging chemists in China. We would also have to consider moving our chemistry and/or biology research that is currently conducted in China to U.S. or European providers, thereby either increasing our overall costs for such services or reducing the total number of chemists and or/biologists that we could engage.

In addition, the Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In 1979, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. Accordingly, we cannot predict the effect of future developments in the Chinese legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. Our business could be materially harmed by any changes in the political, legal or economic climate in China or the inability to enforce applicable Chinese laws and regulations.

If the estimates we make and the assumptions on which we rely in preparing our financial statements prove inaccurate, our actual results may vary significantly.

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges taken by us and related disclosure. Such estimates and judgments include the carrying value of our property, equipment and intangible assets, revenue recognition and the value of certain liabilities. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. However, these estimates and judgments, or the assumptions underlying them, may change over time. Accordingly, our actual financial results may vary significantly from the estimates contained in our financial statements.

For a further discussion of the estimates and judgments that we make and the critical accounting policies that affect these estimates and judgments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates" elsewhere in this annual report on Form 10-K.

RISKS RELATING TO OUR INTELLECTUAL PROPERTY

If we or any of our licensees or assignees breach any of the agreements under which we or they license or transfer our intellectual property to others, we could be deprived of important intellectual property rights and future revenue.

We are a party to intellectual property out-licenses, collaborations and agreements that are important to our business, including our June 2003 and April 2005 collaboration agreements with Genentech, our December 2007 assignment agreement with Stryker Corporation and our August 2009 license agreement with Debiopharm, and we expect to enter into similar agreements with third parties in the future. Under these agreements, we generally license or transfer intellectual property to third parties and impose various research, development, commercialization, sublicensing, royalty, indemnification, insurance, and other obligations on them. If a third party breaches its responsibilities under these agreements, we generally retain the right to terminate the agreement, and to bring a legal action in court or in arbitration. In the event of breach, we may need to enforce our rights under these agreements by resorting to arbitration or litigation. During the period of arbitration or litigation, we may be unable to effectively use, assign or license the relevant intellectual property rights and may be deprived of current or future revenues that are associated with such intellectual property.

We may not be able to obtain patent protection for our technologies and the patent protection we do obtain may not be sufficient to stop our competitors from using similar technology.

The patent positions of pharmaceutical and life science companies, including ours, are generally uncertain and involve complex legal, scientific and factual questions. The procedures and standards that the United States Patent and Trademark Office and various foreign intellectual property offices use to grant patents, and the standards that courts use to interpret patents, are not always applied predictably or uniformly and may be changed in a significant way and are expected to continue to change. Consequently, the level of protection, if any, that will be obtained and provided by our patents if we attempt to enforce them, and they are challenged, is uncertain. The long-term success of our business depends in significant part on our ability to:

- obtain patents to protect our technologies and discoveries;
- protect trade secrets from disclosure to third-party competitors;
- operate without infringing upon the proprietary rights of others; and
- prevent others from infringing on our proprietary rights.

Patents may not issue from any of the patent applications that we own or license. If patents do issue, the type and extent of patent claims issued to us may not be sufficient to protect our technology from exploitation by our competitors. In addition, issued patents that we own or license may be challenged, invalidated or circumvented. Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States and abroad are maintained in secrecy until 18 months after filing, it is possible that third parties have filed or maintained patent applications for technology used by us or covered by our pending patent applications without our knowledge.

We may not have rights under patents that may cover one or more of our drug candidates. In some cases, these patents may be owned or controlled by third-party competitors and may prevent or impair our ability to exploit our technology. As a result, we or our current or potential future collaborative partners may be required to obtain licenses under third-party patents to develop and commercialize some of our drug candidates. If we are unable to secure licenses to such patented technology on acceptable terms, we or our collaborative partners may not be able to develop and commercialize the affected drug candidate or candidates.

We may become involved in expensive and unpredictable patent litigation or other intellectual property proceedings, which could result in liability for damages or require us to cease our development and commercialization efforts.

In recent years, there have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and life science industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights.

Situations that may give rise to patent litigation or other disputes over the use of our intellectual property include:

- initiation of litigation or other proceedings against third parties to enforce our patent rights, to seek to invalidate the patents held by these third parties or to obtain a judgment that our drug candidates do not infringe the third parties' patents;
- participation in interference proceedings to determine the priority of invention if our competitors file U.S. patent applications that claim technology also claimed by us;
- initiation of foreign opposition proceedings by third parties that seek to limit or eliminate the scope of our patent protection in a foreign jurisdiction;
- initiation of litigation by third parties claiming that our processes or drug candidates or the intended use of our drug candidates infringe their patent or other intellectual property rights; and
- initiation of litigation by us or third parties seeking to enforce contract rights relating to intellectual property that may be important to our business.

The costs associated with any patent litigation or other proceeding, even if resolved favorably, will likely be substantial. Some of our competitors may be able to sustain the cost of such litigation or other proceedings more effectively than we can because of their substantially greater financial resources. If a patent litigation or other intellectual property proceeding is resolved unfavorably, we or any collaborative partners may be enjoined from manufacturing or selling our products and services without a license from the other party and be held liable for significant damages. Moreover, we may not be able to obtain required licenses on commercially acceptable terms or any terms at all. In addition, we could be held liable for lost profits if we are found to have infringed a valid patent, or liable for treble damages if we are found to have willfully infringed a valid patent. Litigation results are highly unpredictable and we or any collaborative partners may not prevail in any patent litigation or other proceeding in which we may become involved. Any changes in, or unexpected interpretations of the patent laws may adversely affect our ability to enforce our patent position. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could damage our ability to compete in the marketplace.

Our commercial success will depend in part on our ability to obtain and maintain protection of our intellectual property, which covers inventions which may have been subject to chemistry or biology related work performed by contract research organizations in China.

We rely on trade secrets, proprietary know-how and other non-patentable technology, which we seek to protect through agreements containing non-disclosure and intellectual property assignment provisions with the chemists and biologists we have engaged in China. We cannot assure you that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets, proprietary know-how and other non-patentable technology will not otherwise become known to, or be independently developed by, our competitors.

Implementation and enforcement of Chinese intellectual property-related laws has historically been inconsistent and damages assessed fail to reflect the true value of the infringed technology and its market. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Policing unauthorized use of proprietary technology is difficult and expensive, and we might need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. The experience and capabilities of Chinese courts in handling intellectual property litigation varies, and outcomes are unpredictable. Further, such litigation may require significant expenditure of cash and management efforts and could harm our business, financial condition and results of operations. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation.

If we are unable to keep our trade secrets confidential, our technology and proprietary information may be used by others to compete against us.

We rely significantly upon proprietary technology, information, processes and know-how that are not subject to patent protection. We seek to protect this information through confidentiality and intellectual property license or assignment provisions in agreements with our employees, consultants and other third-party contractors as well as through other security measures. The confidentiality and intellectual property provisions of our agreements and security measures may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

RISKS RELATING TO MANUFACTURING AND SALES

We will depend on collaborators and third-party manufacturers to produce most, if not all, of our products under development, and if these third parties do not successfully formulate or manufacture these products, our business will be harmed.

We have no manufacturing experience or manufacturing capabilities. In order to continue to develop drug candidates, apply for regulatory approvals, and commercialize our products under development, we or any collaborators must be able to manufacture products in adequate clinical and commercial quantities, in compliance with regulatory requirements, including those related to quality control and quality assurance, at acceptable costs and in a timely manner. The manufacture of our drug candidates may be complex, difficult to accomplish and difficult to scale-up when large-scale production is required. Manufacture may be subject to delays, inefficiencies and poor or low yields of quality products. The cost of manufacturing some of our products may make them prohibitively expensive. If supplies of any of our drug candidates or related materials become unavailable or are not delivered on a timely basis or at all, or are contaminated or otherwise lost, certain preclinical studies and/or clinical trials by us and any collaborators could be seriously delayed. This is due to the fact that such materials are time-consuming to manufacture and cannot be readily obtained from third-party sources.

To the extent that we or any collaborators seek to enter into manufacturing arrangements with third parties, we and such collaborators will depend upon these third parties to perform their obligations in a timely and effective manner and in accordance with government regulations. Contract manufacturers may breach their manufacturing agreements because of factors beyond our control or may terminate or fail to renew a manufacturing agreement based on their own business priorities at a time that is costly or inconvenient for us.

Any contract manufacturers with which we enter into manufacturing arrangements will be subject to ongoing periodic, unannounced inspection by the FDA and corresponding state and foreign agencies or their designees to ensure strict compliance with current good manufacturing practices and other governmental regulations and corresponding foreign standards. Any failure by our contract manufacturers, any collaborators or us to comply with applicable regulations could result in sanctions being imposed, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our drug candidates, delays, suspension or withdrawal of approvals, seizures or recalls of drug candidates, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect our business. If we need to change manufacturers, the FDA and corresponding foreign regulatory agencies must approve any new manufacturers in advance. This would involve testing and pre-approval inspections to ensure compliance with FDA and foreign regulations and standards.

If third-party manufacturers fail to perform their obligations, our competitive position and ability to generate revenue may be adversely affected in a number of ways, including;

- we and any collaborators may not be able to initiate or continue certain preclinical and/or clinical trials of products that are under development;
- we and any collaborators may be delayed in submitting applications for regulatory approvals for our drug candidates; and
- we and any collaborators may not be able to meet commercial demands for any approved products.

We have no sales or marketing experience and, as such, plan to depend significantly on third parties who may not successfully market and sell any products we develop.

We have no sales, marketing or product distribution experience. If we receive required regulatory approvals, we plan to rely primarily on sales, marketing and distribution arrangements with third parties, including our collaborative partners. For example, as part of our agreements with Genentech and Debiopharm, we have granted Genentech and Debiopharm the exclusive rights to distribute certain products resulting from such collaborations, if any are ever successfully developed. We may have to enter into additional marketing arrangements in the future and we may not be able to enter into these additional arrangements on terms that are favorable to us, if at all. In addition, we may have limited or no control over the sales, marketing and distribution activities of these third parties and sales through these third parties could be less profitable to us than direct sales. These third parties could sell competing products and may devote insufficient sales efforts to our products. Our future revenues will be materially dependent upon the success of the efforts of these third parties.

We may seek to independently market products that are not already subject to marketing agreements with other parties. If we determine to perform sales, marketing and distribution functions ourselves, we could face a number of additional risks, including:

- we may not be able to attract and build a significant and skilled marketing staff or sales force;
- the cost of establishing a marketing staff or sales force may not be justifiable in light of the revenues generated by any particular product; and
- our direct sales and marketing efforts may not be successful.

Even if we successfully commercialize any products under development, either alone or in collaboration, we face uncertainty with respect to pricing, third-party reimbursement and healthcare reform, all of which could affect our future profitability.

Our ability to collect significant royalties from our products may depend on our ability, and the ability of any current or potential future collaboration partners or customers, to obtain adequate levels of coverage for our products and reimbursement from third-party payers such as:

- government health administration authorities;
- private health insurers;
- health maintenance organizations;
- pharmacy benefit management companies; and
- other healthcare-related organizations.

Third-party payers may deny coverage or offer inadequate levels of reimbursement if they determine that a prescribed product has not received appropriate clearances from the FDA, or foreign equivalent, or other government regulators, is not used in accordance with cost-effective treatment methods as determined by the third-party payer, or is experimental, unnecessary or inappropriate. If third-party payers deny coverage or offer inadequate levels of reimbursement, we or any collaborators may not be able to market our products effectively. We also face the risk that we will have to offer our products at prices lower than anticipated as a result of the current trend in the United States towards managed healthcare through health maintenance organizations. Currently, third-party payers are increasingly challenging the prices charged for medical products and services. Prices could be driven down by health maintenance organizations that control or significantly influence purchases of healthcare services and products. Existing U.S. laws, such as the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or future legislation to reform healthcare or reduce government insurance programs could also adversely affect prices of our approved products, if any. The cost-containment measures that healthcare providers are instituting and the results of potential healthcare reforms may prevent us from maintaining prices for our products that are sufficient for us to realize profits and may otherwise significantly harm our business, financial condition and operating results. In addition, to the extent that our products are marketed outside of the United States, foreign government pricing controls and other regulations may prevent us from maintaining prices for our products that are sufficient for us to realize profits and may otherwise significantly harm our business, financial condition and operating results.

RISKS RELATED TO OUR COMMON STOCK

If we fail to meet the requirements for continued listing on the NASDAQ Global Market, our common stock could be delisted from trading, which would adversely affect the liquidity of our common stock and our ability to raise additional capital.

Our common stock is currently listed for quotation on the NASDAQ Global Market. We are required to meet specified financial requirements in order to maintain our listing on the NASDAQ Global Market. One such requirement is that we maintain a minimum closing bid price of at least $1.00 per share for our common stock. During 2009, our common stock closed at prices that are below the minimum bid price requirement. If our stock price falls below $1.00 per share for 30 consecutive business days, we will receive a deficiency notice from NASDAQ advising us that we have 180 days to regain compliance by maintaining a minimum bid price of at least $1.00 for a minimum of ten consecutive business days. Under certain circumstances, NASDAQ could require that the minimum bid price exceed $1.00 for more than ten consecutive days before determining that a company complies with its continued listing standards. If in the future we fail to satisfy the NASDAQ Global Market's continued listing requirements, our common stock could be delisted from the NASDAQ Global Market, in which case we may transfer to the NASDAQ Capital Market, which generally has lower financial requirements for initial listing or, if we fail to meet its listing requirements, the OTC Bulletin Board. Any potential delisting of our common stock from the NASDAQ Global Market would make it more difficult for our stockholders to sell our stock in the public market and would likely result in decreased liquidity and increased volatility for our common stock.

Our stock price may fluctuate significantly and the market price of our common stock could drop below the price paid.

The trading price of our common stock has been volatile and may continue to be volatile in the future. For example, our stock traded within a range of a high price of $3.70 and a low price of $0.68 per share for the period January 1, 2008 through February 26, 2010. The stock market, particularly in recent years, has experienced significant volatility with respect to pharmaceutical- and biotechnology-based company stocks. Prices for our stock will be determined in the marketplace and may be influenced by many factors, including:

- announcements regarding new technologies by us or our competitors;
- market conditions in the biotechnology and pharmaceutical sectors;
- rumors relating to us or our competitors;
- litigation or public concern about the safety of our potential products;
- actual or anticipated variations in our quarterly operating results and any subsequent restatement of such results;
- actual or anticipated changes to our research and development plans;
- deviations in our operating results from the estimates of securities analysts;
- entering into new collaboration agreements or termination of existing collaboration agreements;
- adverse results or delays in clinical trials being conducted by us or any collaborators;
- any intellectual property or other lawsuits involving us;
- third-party sales of large blocks of our common stock;
- sales of our common stock by our executive officers, directors or significant stockholders;
- equity sales by us of our common stock to fund our operations;
- the loss of any of our key scientific or management personnel;
- FDA or international regulatory actions; and
- general economic and market conditions, including recent adverse changes in the domestic and international financial markets.

While we cannot predict the individual effect that these factors may have on the price of our common stock, these factors, either individually or in the aggregate, could result in significant variations in price during any given period of time. Moreover, in the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

The limited liquidity for our common stock could affect an investor's ability to sell our shares at a satisfactory price and makes the trading price of our common stock more volatile.

Our common stock is relatively illiquid. As of December 31, 2009, we had approximately 67.3 million shares of common stock outstanding. The average daily trading volume in our common stock during the prior 90 trading days ending on December 31, 2009 was 515,000 shares. A more active public market for our common stock may not develop, which would continue to adversely affect the trading price and liquidity of our common stock. Moreover, common stock with a thin trading market may experience greater price fluctuation than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile.

Future sales of shares of our common stock, including shares issued upon the exercise of currently outstanding options and warrants or pursuant to our universal shelf registration statement could negatively affect our stock price.

Most of our outstanding common stock can be traded without restriction at any time. As such, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell such shares, could reduce the market price of our common stock. In addition, we have a significant number of shares that are subject to outstanding options and warrants. The exercise of these options and warrants and the subsequent sale of the underlying common stock could cause a further decline in our stock price. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We currently have the ability to offer and sell common stock, preferred stock and warrants under a currently effective universal shelf registration statement. Sales of substantial amounts of shares of our common stock or other securities under our universal shelf registration statement could lower the market price of our common stock and impair our ability to raise capital through the sale of equity securities. In the future, we may issue additional options, warrants or other derivative securities convertible into our common stock.

We do not intend to pay dividends on our common stock, and any return to investors will come, if at all, only from potential increases in the price of our common stock.

At the present time, we intend to use available funds to finance our operations. Accordingly, while payment of dividends rests within the discretion of our board of directors, no common stock dividends have been declared or paid by us and we have no intention of paying any common stock dividends in the foreseeable future.

Insiders have substantial control over us and could delay or prevent a change in corporate control.

As of December 31, 2009, we believe that our directors, executive officers and principal stockholders, together with their affiliates, owned, in the aggregate, approximately 22% of our outstanding common stock. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these persons, if acting together, will have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership may harm the market price of our common stock by:

- delaying, deferring or preventing a change in control of our company;
- impeding a merger, consolidation, takeover or other business combination involving our company; or
- discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

We have anti-takeover defenses that could delay or prevent an acquisition that our stockholders may consider favorable and the market price of our common stock may be lower as a result.

Provisions of our certificate of incorporation, our bylaws and Delaware law may have the effect of deterring unsolicited takeovers or delaying or preventing changes in control of our management, including transactions in which our stockholders might otherwise receive a premium for their shares over then current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interest. For example, we have divided our board of directors into three classes that serve staggered three-year terms, we may issue shares of our authorized "blank check" preferred stock and our stockholders are limited in their ability to call special stockholder meetings.

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions could discourage, delay or prevent a change in control transaction.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We currently lease a facility for our administrative, research and development requirements located at 45 Moulton Street in Cambridge, Massachusetts consisting of 35,095 square feet pursuant to a lease that expires on December 31, 2010. We currently expect that we will enter into a new lease agreement during the first half of 2010 at either our current location or for new facilities.

ITEM 3. LEGAL PROCEEDINGS

We are currently not a party to any material legal proceedings.

ITEM 4. RESERVED

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are as follows:

Name	Age	Position
Daniel R. Passeri, MSc., J.D.	49	President and Chief Executive Officer
Michael P. Gray	39	Chief Operating Officer and Chief Financial Officer
Mitchell Keegan, Ph.D	38	Vice President, Development
Mark W. Noel	51	Vice President, Technology Management and Intellectual Property
Changgeng Qian, Ph.D., M.D. ...	54	Vice President, Discovery and Preclinical Research

Daniel R. Passeri, MSc., J.D. .... Mr. Passeri has served as our President and Chief Executive Officer and as a director since September 2001. From November 2000 to September 2001, Mr. Passeri served as Senior Vice President, Corporate Development and Strategic Planning of the Company. From March 1997 to November 2000, Mr. Passeri was employed by GeneLogic Inc., a biotechnology company, most recently as Senior Vice President, Corporate Development and Strategic Planning. From February 1995 to March 1997, Mr. Passeri was employed by Boehringer Mannheim, a pharmaceutical, biotechnology and diagnostic company, as Director of Technology Management. Mr. Passeri is a graduate of the National Law Center at George Washington University, with a J.D., of the Imperial College of Science, Technology and Medicine at the University of London, with an M.Sc. in biotechnology, and of Northeastern University, with a B.S. in biology.

Michael P. Gray .... Mr. Gray has served as our Chief Operating Officer and Chief Financial Officer since December 2006. From December 2003 until December 2006, Mr. Gray served as our Vice President of Finance and Chief Financial Officer and served as our Senior Director of Finance and Controller from August 2000 until December 2003. From January 1998 to July 2000, Mr. Gray was Controller at Reprogenesis, Inc., a predecessor biotechnology company. Mr. Gray previously served as an audit professional for the accounting and consulting firm of Ernst & Young, LLP. Mr. Gray is a certified public accountant, holds an M.B.A. from the F.W. Olin Graduate School of Business at Babson College, and has a B.S. in accounting from Bryant College.

Mitchell Keegan, Ph.D. .... Dr. Keegan has served as our Vice President, Drug Development since September 2009. From April 2008 until September 2009, Dr. Keegan served as our Executive Director, Drug Development. From April 2005 to March 2008, Dr. Keegan was employed by Gloucester Pharmaceuticals, Inc., a biotechnology company, as Senior Director, Drug Development. From December 2001 to April 2005, Dr. Keegan was employed by CombinatoRx, Incorporated, a biotechnology company, where from December 2001 to December 2003 he served as Team Leader, Pharmacology and from December 2003 to April 2005 as Director, Pharmacology. From January 2001 to December 2001, Dr. Keegan worked as a Study Director, employed by Toxikon Corporation, a life science company and contract research organization. From October 1998 to January 2001, Dr Keegan served as Research Fellow in Medicine at Harvard Medical School/Joslin Diabetes Center. Dr. Keegan holds a Ph.D. from the University of Western Sydney, Australia and a B.S (Hons) from the University of Sydney, Australia.

Mark W. Noel	Mr. Noel has served as our Vice President, Technology Management and Intellectual Property since September 2008. From March 2001 until September 2008, Mr. Noel has served as our Vice President, Technology Management and Business Development. From March 2000 to February 2001, Mr. Noel was employed by GeneLogic, as Vice President of Customer Relations. From January 1998 to February 2000, Mr. Noel was employed by GeneLogic as Senior Director of Program Management. From December 1993 to January 1998, Mr. Noel was employed by the U.S. Department of Human Services National Cancer Institute Office of Technology Development (now the NCI Technology Transfer Center), where from July 1997 to January 1998, he served as Acting Deputy Director. From February 1989 to November 1993, Mr. Noel worked as a patent agent at Gist Brocades NV, a supplier of ingredients to the pharmaceutical and food sectors. Mr. Noel holds a B.S. from the University of Maryland.
Changgeng Qian, Ph.D., M.D. . . .	Dr. Qian has served as our Vice President, Discovery and Preclinical Research since September 2006. From May 2005 to September 2006, Dr. Qian served as our Senior Director, Pharmacology. From May 2002 to May 2005, Dr. Qian served as our Director, Pharmacology, and from May 2001 to May 2002, Dr. Qian served as our Associate Director, Pharmacology. From November 1999 to May 2001, Dr. Qian was Senior Scientist II at Millennium Pharmaceuticals, Inc., a biopharmaceutical company. From October 1996 to November 1999, Dr. Qian was Senior Research Scientist III at LeukoSite, Inc., a biopharmaceutical company that was acquired by Millennium Pharmaceuticals in December 1999. From January 1992 to December 1995, Dr. Qian was Head of Pharmacology at CytoMed, Inc., a biopharmaceutical company. Dr. Qian holds a Ph.D. in Pharmacology and an M.D. from the Hunan Medical University in Changsha, China and has served as a professor of the Hunan Medical University since 1992.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDERS MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

(a) *Market Information.* Our common stock is traded on the NASDAQ Global Market under the trading symbol "CRIS." The following table sets forth, for the fiscal periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Global Market:

	Curis Common Stock	
Year ended December 31, 2008	**High**	**Low**
First Quarter	$1.63	$0.91
Second Quarter	$1.58	$1.13
Third Quarter	$1.94	$1.08
Fourth Quarter	$1.21	$0.68
Year ended December 31, 2009		
First Quarter	$1.41	$0.74
Second Quarter	$1.82	$1.11
Third Quarter	$2.61	$1.28
Fourth Quarter	$3.68	$1.93

(b) *Holders.* On February 26, 2010, the last reported sale price of our common stock on the NASDAQ Global Market was $2.86 and there were 293 holders of record of our common stock. The number of record holders may not be representative of the number of beneficial owners because many of the shares of our common stock are held by depositories, brokers or other nominees.

(c) *Dividends.* We have never declared or paid any cash dividends on our common stock. We currently intend to retain earnings, if any, to support our business strategy and do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the sole discretion of our board of directors after taking into account various factors, including our financial condition, operating results, capital requirements and any plans for expansion.

(d) Securities Authorized for Issuance Under Equity Compensation Plans. The following table provides information as of December 31, 2009 regarding compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	11,141,831	$2.50	4,247,982
Equity compensation plans not approved by security holders	—	—	—
Total	11,141,831	$2.50	4,247,982

Beginning on January 1, 2001 and continuing through January 1, 2010, the number of shares of common stock reserved for issuance under the 2000 Stock Incentive Plan has automatically increased by the lesser of 1,000,000 shares or 4% of the outstanding common stock on January 1 of each year through January 1, 2010. The 2000 Stock Incentive Plan will expire in March 2010 and we intend to seek shareholder approval to implement a new equity compensation plan in 2010.

(e) *Performance Graph.* The graph below compares the cumulative total stockholder return on the common stock for the period from December 31, 2004 through December 31, 2009, with the cumulative total return on (i) NASDAQ Pharmaceutical Index, (ii) NASDAQ Market Index—U.S. Companies and (iii) NASDAQ Biotechnology Index. The comparison assumes investment of $100 on December 31, 2004 in our common stock and in each of the indices and, in each case, assumes reinvestment of all dividends.


150
125
100
75
50
25
0
2004
2005
2006
2007
2008
2009
CURIS INCORPORATED
NASDAQ PHARMACEUTICAL INDEX
NASDAQ MARKET INDEX-U.S. COS.
NASDAQ BIOTECHNOLOGY INDEX

	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09
CURIS INC.	100.00	68.20	24.14	18.77	14.37	62.26
NASDAQ PHARMACEUTICAL INDEX	100.00	102.23	105.16	99.56	91.99	98.21
NASDAQ MARKET INDEX-U.S. COS.	100.00	101.33	114.01	123.71	73.11	105.61
NASDAQ BIOTECHNOLOGY INDEX	100.00	117.54	117.37	121.37	113.41	124.58

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data set forth below have been derived from our consolidated financial statements. These historical results are not necessarily indicative of results to be expected for any future period. You should read the data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this report.

	Year Ended December 31,				
	2009	2008	2007	2006	2005
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Revenues:					
Research and development	$ 781	$ 514	$ 3,262	$ 9,340	$ 10,493
License and maintenance fees(1)	7,809	7,853	13,127	4,324	2,258
Substantive milestones(2)	—	—	—	3,000	250
Contra-revenues	—	—	—	(1,728)	(6,999)
Net revenues	8,590	8,367	16,389	14,936	6,002
Costs and expenses:					
Research and development	9,933	13,226	14,779	14,590	13,705
General and administrative	8,702	8,260	9,984	10,374	8,090
Amortization of intangible assets	—	—	—	27	75
Total costs and expenses	18,635	21,486	24,763	24,991	21,870
Loss from operations	(10,045)	(13,119)	(8,374)	(10,055)	(15,868)
Other income (expense):					
Interest and other income	222	1,000	1,495	1,422	1,321
Interest expense	—	(4)	(85)	(196)	(308)
Total other income, net	222	996	1,410	1,226	1,013
Net loss	$ (9,823)	$ (12,123)	$ (6,964)	$ (8,829)	$ (14,855)
Basic and diluted net loss per common share	$ (0.15)	$ (0.19)	$ (0.13)	$ (0.18)	$ (0.31)
Weighted average common shares (basic and diluted)	65,061	63,378	54,915	49,067	48,074

	(in thousands) As of December 31,				
	2009	2008	2007	2006	2005
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 25,035	$ 28,853	$ 41,459	$ 36,656	$ 44,209
Working capital	23,347	26,748	35,410	32,521	36,010
Investment—restricted	216	210	210	202	196
Total assets	36,099	39,982	53,817	52,268	60,914
Debt and lease obligations	—	—	404	1,980	3,227
Convertible notes payable	—	—	—	—	2,605
Accumulated deficit	(717,793)	(707,971)	(695,848)	(688,883)	(680,054)
Total stockholders' equity	33,052	37,225	46,845	35,897	38,000

(1) During the years ended December 31, 2009 and 2008, we recognized $6,000,000 of revenue for contingent cash payments that we received during each of 2009 and 2008 under our June 2003 Hedgehog pathway inhibitor collaboration with Genentech. During the year ended December 31, 2007, we recognized $10,509,000 of revenue under this collaboration, which included $7,509,000 in previously deferred revenue and $3,000,000 for a contingent cash payment that we received during 2007.

(2) During the year ended December 31, 2006, we recognized $3,000,000 as substantive milestone revenue under our June 2003 Hedgehog pathway inhibitor collaboration with Genentech. In 2005, we recognized $250,000 under our January 2004 Hedgehog agonist collaboration with Wyeth.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read together with "Selected Financial Data," and our financial statements and accompanying notes appearing elsewhere in this annual report on Form 10-K. This discussion contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under Item 1A, "Risk Factors" and elsewhere in this report.

Overview

We are a drug discovery and development company that is committed to leveraging our innovative signaling pathway drug technologies in seeking to develop next generation targeted cancer therapies. We are building upon our experience in modulating signaling pathways, including the Hedgehog signaling pathway, in our effort to develop our targeted cancer therapies. We conduct our research programs both internally and through strategic collaborations.

Our most advanced program is our Hedgehog pathway inhibitor program under collaboration with Genentech, Inc., a wholly-owned member of the Roche Group. The lead drug candidate being developed under this program is GDC-0449, a first-in-class orally-administered small molecule Hedgehog pathway inhibitor. Genentech and Roche are currently conducting three clinical trials of GDC-0449, including a pivotal phase II trial in advanced basal cell carcinoma, or BCC, that was initiated in February 2009 and two phase II clinical trials of GDC-0449, in metastatic colorectal cancer and in advanced ovarian cancer, which were initiated in 2008.

In addition to the ongoing clinical trials that Genentech and Roche are conducting, Genentech and the National Cancer Institute, or NCI, entered into a collaborative relationship that allows the NCI to study GDC-0449 in additional potential cancer indications. Under this arrangement with NCI, third-party investigators began enrolling patients in a phase I clinical trial that is designed to evaluate dose and safety of GDC-0449 in young patients with medulloblastoma and a phase II clinical trial to test the molecule in adult medulloblastoma patients. A phase I clinical trial in pancreatic cancer patients and randomized phase II clinical trials in small cell lung cancer and advanced stomach or gastroesophageal junction cancer patients were also initiated and an additional phase II study is planned in glioblastoma multiforme patients under this NCI arrangement. Furthermore, an investigator-sponsored study evaluating GDC-0449 in patients with basal cell nevus (Gorlin) syndrome also has been initiated.

Our internal drug development efforts are focused on our targeted cancer programs that seek to inhibit multiple signaling pathways. We believe that this approach of targeting multiple nodes in cancer signaling pathway networks may provide a better therapeutic effect than many of the cancer drugs currently marketed or in development since we believe that we are disrupting the cancer network environment in several additional important targets when compared to other cancer drugs.

Our lead candidate from these programs is CUDC-101, a small molecule compound that is currently in a dose escalation phase I clinical trial and is the first-in-class compound designed to simultaneously target histone deacetylase, or HDAC, epidermal growth factor receptor, or EGFR, and human epidermal growth factor receptor 2, or Her2, all of which are validated cancer targets. We have treated 25 patients to date in this study and estimate that we will establish our maximum tolerated dose and complete this dose escalation study in the first half of 2010. We also expect that we will select another molecule from our preclinical portfolio in 2010.

In July 2008, we selected CUDC-305, an Hsp90 inhibitor, as a development candidate from our targeted cancer programs. In August 2009, we granted a worldwide, exclusive royalty-bearing license to our Hsp90 inhibitor technology, including CUDC-305 to Debiopharm S.A., a Swiss pharmaceutical development company, or Debiopharm. CUDC-305 has been renamed Debio 0932 by Debiopharm. Debiopharm will assume all future development responsibility and incur all future costs related to the development, registration and commercialization of products under the agreement. Debiopharm plans to open a phase I clinical trial evaluating the safety of Debio 0932 in patients suffering from advanced solid tumors or lymphoma during the second quarter of 2010.

Since our inception, we have funded our operations primarily through license fees, contingent cash payments, research and development funding from our corporate collaborators, the private and public placement of our equity securities and debt financings and the monetization of certain royalty rights. We have never been profitable and have an accumulated deficit of $717,793,000 as of December 31, 2009. We expect to incur significant operating losses for the next several years as we devote substantially all of our resources to our research and development programs. We will need to generate significant revenues to achieve profitability and do not expect to achieve profitability in the foreseeable future, if at all. We believe that near term key drivers to our success will include:

- Genentech's ability to continue to successfully advance its clinical trials for GDC-0449;
- Debiopharm's ability to initiate phase I clinical testing and advance Debio 0932 into later stages of clinical development;
- our ability to continue to successfully enroll and treat patients in our phase I clinical trial for CUDC-101;
- our ability to successfully enter into a material license or collaboration agreement for CUDC-101 or other of our proprietary drug candidates; and
- our ability to advance the preclinical development of other small molecule cancer drug candidates that we are developing under our proprietary pipeline of targeted cancer programs.

In the longer term, a key driver to our success will be our ability, and the ability of any current or future collaborator or licensee, to successfully commercialize drugs based upon our proprietary technologies.

Collaboration Agreements

We are currently a party to a June 2003 collaboration with Genentech relating to our Hedgehog pathway inhibitor technologies, an April 2005 collaboration with Genentech relating to the Wnt signaling pathway, and an August 2009 license agreement with Debiopharm relating to our Hsp90 inhibitor technology. Our past and current collaborations have generally provided for research, development and commercialization programs to be wholly or majority-funded by our collaborators and provide us with the opportunity to receive additional contingent cash payments if specified development and regulatory approval objectives are achieved, as well as royalty payments upon the successful commercialization of any products based upon the collaborations. We are currently not receiving any research funding and we do not expect to receive such funding in the future from Genentech or Debiopharm under our current agreements with these parties. We currently expect to incur only nominal research and development costs under our collaborations with Genentech related to the maintenance of licenses. In addition, as a result of our licensing agreements with various universities, we are obligated to make payments to these university licensors when we receive certain payments from Genentech. As of December 31, 2009, we have paid an aggregate of $900,000 related to such agreements. We also expect to incur general and administrative costs associated with our share of intellectual property costs under our collaboration of the Hedgehog pathway inhibitor program. We do not expect to incur any material costs related to our Hsp90 technologies subsequent to our entry into the August 2009 license agreement with Debiopharm for these technologies.

Our current collaboration agreements are summarized as follows:

Genentech Hedgehog Pathway Inhibitor Collaboration. Under the terms of the June 2003 agreement with Genentech, we granted Genentech an exclusive, global, royalty-bearing license, with the right to sublicense, make, use, sell and import small molecule and antibody Hedgehog pathway inhibitors. In November 2008, Genentech granted a sublicense to F. Hoffmann-LaRoche, Ltd (Roche) for non-U.S. rights to GDC-0449. Roche received this sublicense pursuant to an agreement between Genentech and Roche under which Genentech granted Roche an option to obtain a license to commercialize certain Genentech products in non-U.S. markets. Genentech and Roche have primary responsibility for worldwide clinical development, regulatory affairs, manufacturing and supply, formulation and sales and marketing. We are not a party to this agreement between Genentech and Roche but we are eligible to receive cash payments for regulatory filing and approval objectives achieved and future royalties on products developed outside of the U.S., if any, under our June 2003 collaboration agreement with Genentech.

The lead drug candidate being developed under our Hedgehog pathway inhibitor collaboration with Genentech is GDC-0449, a first-in-class orally-administered small molecule Hedgehog pathway inhibitor. Genentech and Roche are responsible for the clinical development and commercialization of GDC-0449. We are eligible to receive up to $115,000,000 in contingent cash payments under the collaboration for the development of GDC-0449 or another small molecule, assuming the successful achievement by Genentech and Roche of specified clinical development and regulatory objectives, of which we have received $18,000,000 to date. In addition to these payments, we are also eligible for a royalty on sales of any Hedgehog pathway inhibitor products that are successfully commercialized by Genentech and Roche. For GDC-0449, we are entitled to a mid- to high-single digit royalty, which escalates within this range with increasing product sales. In certain specified circumstances, the royalty rate applicable to GDC-0449 may be decreased to a low- to mid-single digit royalty.

Genentech Wnt Pathway Collaboration. In April 2005, we entered into a collaboration agreement with Genentech for discovery and development of small molecule compounds that modulate the Wnt signaling pathway. Under the terms of the agreement, we granted Genentech an exclusive royalty-bearing license to make, use and sell small molecule compounds that are modulators of the Wnt pathway. Genentech paid us an up-front license fee of $3,000,000 and funded $5,270,000 for research and development activities during the two-year research term, which ended in March 2007, at which time, Genentech assumed responsibility for any future development of this program. Genentech has also agreed to make cash payments to us that are contingent upon the successful achievement of certain research, development, clinical and drug approval objectives, as well as royalties on net product sales if product candidates derived from the collaboration are successfully commercialized. If Genentech does not advance drug candidates generated under this collaboration beyond the discovery research stage, we are not entitled to receive any future cash payments under this collaboration. We can not predict whether Genentech will continue to pursue the development of drug candidates under the agreement or whether any development objectives for which we may be entitled to a cash payment will be achieved.

Debiopharm Hsp90 Collaboration. In August 2009, we granted a worldwide, exclusive royalty-bearing license to our Hsp90 inhibitor technology, including CUDC-305 to Debiopharm. Debiopharm has since renamed this candidate Debio 0932 and will assume all future development responsibility and incur all future costs related to the development, registration and commercialization of products under the agreement. As part of the consideration under the agreement, Debiopharm paid us an up-front license fee of $2,000,000. In addition, in February 2010, we earned $8,000,000 upon approval from French regulatory authorities of Debiopharm's clinical trial application, or CTA, to begin phase I clinical trials. We are eligible to receive up to an additional $80,000,000 if specified clinical development and regulatory approval objectives are met. Included in these future payments is a payment for Debiopharm's treatment of the fifth patient in the corresponding phase I clinical trial, which we anticipate will begin in the second quarter of 2010. We are also eligible to receive royalties if any products under the license agreement are successfully developed and commercialized. The license agreement also provides certain provisions for termination as it relates to both parties.

Recent Developments

Registered Direct Offering. On January 22, 2010, we entered into a placement agent agreement with RBC Capital Markets Corporation and Rodman & Renshaw, LLC relating to our registered direct offering, issuance and sale to a select group of investors of 6,449,288 units with each unit consisting of (i) one share of our common stock, par value $0.01 per share and (ii) one warrant to purchase 0.25 of a share of common stock at a price of $2.52 per unit. We received net proceeds from the sale of the units, after deducting offering expenses, of approximately $15,000,000.

CTA Accepted for Debio 0932, In February 2010, Debiopharm notified us that French regulatory authorities had accepted its clinical trial application for Debio 0932. As a result, we have earned an $8,000,000 payment from Debiopharm under our August 2009 license agreement. We expect that we will receive this payment during the first quarter of 2010.

Chugai to Expand GDC-0449 Development into Japan Market. In February 2010, we announced that Chugai Pharmaceutical Co., Ltd. had exercised its right of first refusal for the development and commercialization in Japan of GDC-0449 under an existing agreement with F. Hoffmann-La Roche, Ltd. GDC-0449 is being developed by Genentech, Inc., a wholly owned member of the Roche Group, under our 2003 collaboration agreement with Genentech. We believe that the combined development efforts of Genentech, Roche and Chugai will provide significant opportunities for the development of GDC-0449 in the majority of the significant global pharmaceutical markets.

Financial Operations Overview

General. Our future operating results will largely depend on the magnitude of payments from our current and potential future corporate collaborators and the progress of drug candidates currently in our research and development pipeline. The results of our operations will vary significantly from year to year and quarter to quarter and depend on, among other factors, the timing of our entry into new collaborations, if any, the timing of the receipt of payments, if any, from new or existing collaborators and the cost and outcome of any preclinical development or clinical trials then being conducted. We anticipate that existing capital resources at December 31, 2009, together with the approximately $15,000,000 in net proceeds that we received under our January 2010 registered direct offering and the $8,000,000 that we earned upon Debiopharm's February 2010 approval from European regulatory authorities of Debiopharm's CTA to begin phase I clinical trials, should enable us to maintain current and planned operations into the first half of 2012. Our ability to continue funding our planned operations beyond the first half of 2012 is dependent on payments that we may receive from Debiopharm or Genentech upon the achievement of development and regulatory approval objectives, our ability to manage our expenses and our ability to raise additional funds through additional corporate collaborations, equity or debt financings, or from other sources of financing. We expect to end 2010 with cash, cash equivalents and marketable securities of $30 to $35 million, excluding any other potential payments from existing or new collaborators; for example, we are also is eligible to receive an additional payment from Debiopharm upon the treatment of the fifth patient in its phase I clinical trial. We expect that our expenses associated with the clinical development of CUDC-101 will increase, resulting in an overall increase in our research and development expenses for future periods as compared to prior years. We expect that research and development expenses for the year ended December 31, 2010 will be $13 to $17 million and that general and administrative expenses will be $8 to $9 million. These expense estimates include $500,000 to $700,000 and $1.2 to $1.4 million of stock-based compensation expense for research and development and general and administrative expense, respectively. Actual stock-based compensation expense for fiscal 2010 may be higher as the result of our issuance of additional awards as part of our planned compensation programs, consistent with past practices.

Revenue. We do not expect to generate any revenue from our direct sale of products for several years, if ever. Substantially all of our revenues to date have been derived from license fees, research and development payments, and other amounts that we have received from our strategic collaborators and licensees. For the year ended December 31, 2009, each of the following parties accounted for a portion of our total revenue as follows: Genentech, $6,229,000, or 73%; and Debiopharm, $2,199,000, or 26%.

We currently receive no research funding for our programs under our collaborations with Genentech and Debiopharm and we do not expect to receive such funding in the future under these collaborations. Accordingly, our only source of revenues and/or cash flows from operations for the foreseeable future will be up-front license payments and funded research and development that we may receive under new collaboration agreements, if any, contingent cash payments for the achievement of development objectives, if any are met, under new collaborations or our existing collaborations with Genentech and Debiopharm, and royalty payments that are contingent upon the successful commercialization of any products based upon these collaborations. Our ability to enter into new collaborations and our receipt of additional payments under our existing collaborations with Genentech and Debiopharm cannot be assured, nor can we predict the timing of any such arrangements or payments, as the case may be.

Research and Development. Research and development expense consists of costs incurred to discover, research and develop our drug candidates. These expenses consist primarily of salaries and related expenses for personnel including stock-based compensation expense as well as outside service costs including clinical research organizations and medicinal chemistry. Research and development expenses also include the costs of supplies and reagents, consulting, and occupancy and depreciation charges. We expense research and development costs as incurred. We are currently incurring only nominal research and development expenses under our Hedgehog Pathway Inhibitor collaboration with Genentech related to the prosecution and maintenance of our intellectual property portfolio and the maintenance of third-party licenses to certain background technologies. For each contingent payment, if any, received under the Hedgehog Pathway Inhibitor collaboration, we would be obligated to make payments to certain third-party licensors and recognize the related expense.

Our research and development programs, both internal and under collaboration, are summarized in the following table:

Product Candidate	Primary Indication	Collaborator/Licensee	Status
Hedgehog Pathway Inhibitor			
- GDC-0449	Advanced BCC	Genentech	Pivotal Phase II
- GDC-0449	Metastatic colorectal cancer	Genentech	Phase II
- GDC-0449	Advanced ovarian cancer	Genentech	Phase II
Targeted cancer programs			
- CUDC-101 (HDAC, EGFR, Her2 inhibitor)	Cancer	Internal development	Phase I
- Debio 0932 (formerly CUDC-305) (Hsp90 inhibitor)	Cancer	Debiopharm	CTA Accepted
- Other targeted cancer programs	Cancer	Internal development	Preclinical

In the chart above, "Pivotal Phase II" means that Genentech is currently treating human patients in a pivotal phase II clinical trial, the primary objective of which is a therapeutic response in human patients. The endpoints of this clinical trial, if positive, may serve as the basis for a future NDA submission by Genentech, or Roche. "Phase II" means that Genentech is currently treating human patients in a phase II clinical trial, the primary objective of which is a therapeutic response (i.e., for the metastatic colorectal cancer trial, progression-free survival from randomization to disease progression or death). "Phase I" means that we are currently treating human patients in a phase I clinical trial, the principal purpose of which is to evaluate the safety and tolerability of the compound being tested. "CTA Accepted" means that French regulatory authorities have accepted the clinical trial application filed by Debiopharm to begin phase I clinical trials in Europe. "Preclinical" means that we are seeking to obtain evidence of therapeutic efficacy and safety in preclinical models of human disease of one or more compounds within a particular class of drug candidates.

Because of the early stages of development of these programs, our ability and that of our collaborator and licensee to successfully complete preclinical and clinical studies of these drug candidates, and the timing of completion of such programs, is highly uncertain. There are numerous risks and uncertainties associated with developing drugs which may affect our and our collaborators' future results, including:

- the scope, quality of data, rate of progress and cost of clinical trials and other research and development activities undertaken by us or our collaborators;
- the results of future preclinical and clinical trials;
- the cost and timing of regulatory approvals;
- the cost and timing of establishing sales, marketing and distribution capabilities;
- the cost of establishing clinical and commercial supplies of our drug candidates and any products that we may develop;
- the effect of competing technological and market developments; and
- the cost and effectiveness of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

We cannot reasonably estimate or know the nature, timing and estimated costs of the efforts necessary to complete the development of, or the period in which material net cash inflows are expected to commence from any of our drug candidates. Any failure to complete the development of our drug candidates in a timely manner could have a material adverse effect on our operations, financial position and liquidity.

A further discussion of some of the risks and uncertainties associated with completing our research and development programs on schedule, or at all, and some consequences of failing to do so, are set forth above in "Part I, Item 1A—Risk Factors."

General and Administrative. General and administrative expense consists primarily of salaries, stock-based compensation expense and other related costs for personnel in executive, finance, accounting, business development, legal, information technology, corporate communications and human resource functions. Other costs include facility costs not otherwise included in research and development expense, insurance, and professional fees for legal, patent and accounting services. Patent costs include certain patents covered under collaborations, a portion of which is reimbursed by collaborators and a portion of which is borne by Curis. We incurred what we believe to be nonrecurring general and administrative expenses in 2009, specifically as it related to an arbitration proceeding that we initiated against Micromet, a former collaborator. We entered into a settlement and release agreement with Micromet in February 2010, whereby Micromet made a final payment of $4,000,000 to us in order to settle the dispute and discharge and terminate all future payment obligations that would have arisen under the June 2001 collaboration agreement. During 2010, we incurred approximately $1,500,000 in legal fees and expenses through the settlement date which will be applied against these proceeds.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires that we make estimates and assumptions that affect the reported amounts and disclosure of certain assets and liabilities at our balance sheet date. Such estimates and judgments include the carrying value of property and equipment and intangible assets, revenue recognition, the value of certain liabilities and stock-based compensation. We base our estimates on historical experience and on various other factors that we believe to be appropriate under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in our consolidated financial statements, we believe that the following accounting policies are critical to understanding the judgments and estimates we use in preparing our financial statements:

Revenue Recognition

Our business strategy includes entering into collaborative license and development agreements with biotechnology and pharmaceutical companies for the development and commercialization of our product candidates. The terms of the agreements typically include non-refundable license fees, funding of research and development, payments based upon achievement of clinical development milestones and royalties on product sales. We follow the provisions of the Financial Accounting Standards Board, or FASB, Codification Topic 605, *Revenue Recognition*.

License Fees and Multiple Element Arrangements. Non-refundable license fees are recognized as revenue when we have a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and we have no further performance obligations under the license agreement. Multiple element arrangements, such as license and development arrangements are analyzed to determine whether the deliverables, which often include a license and performance obligations such as research and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting in accordance with U.S. generally accepted accounting principles, or GAAP. We recognize up-front license payments as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations, typically including research and/or steering committee services, can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. If the license is considered to either (i) not have stand-alone value or (ii) have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

Whenever we determine that an arrangement should be accounted for as a single unit of accounting, we must determine the period over which the performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a relative performance or straight-line method. We recognize revenue using the relative performance method provided that we can reasonably estimate the level of effort required to complete our performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Direct labor hours or full-time equivalents are typically used as the measure of performance. Revenue recognized under the relative performance method would be determined by multiplying the total payments under the contract, excluding royalties and payments contingent upon achievement of substantive milestones, by the ratio of level of effort incurred to date to estimated total level of effort required to complete our performance obligations under the arrangement. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the relative performance method, as of each reporting period.

If we cannot reasonably estimate the level of effort required to complete our performance obligations under an arrangement, the performance obligations are provided on a best-efforts basis and we can reasonably estimate when the performance obligation ceases or becomes inconsequential, then the total payments under the arrangement, excluding royalties and payments contingent upon achievement of substantive milestones, would be recognized as revenue on a straight-line basis over the period we expect to complete our performance obligations. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line basis, as of the period ending date.

If we cannot reasonably estimate when our performance obligation either ceases or becomes inconsequential and perfunctory, then revenue is deferred until we can reasonably estimate when the performance obligation ceases or becomes inconsequential and perfunctory. Revenue is then recognized over the remaining estimated period of performance.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which we are expected to complete our performance obligations under an arrangement. In addition, if we are involved in a steering committee as part of a multiple element arrangement that is accounted for as a single unit of accounting, we assess whether our involvement constitutes a performance obligation or a right to participate. Steering committee services that are not inconsequential or perfunctory and that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which we expect to complete our aggregate performance obligations.

Substantive Milestone Payments. Our collaboration agreements may also contain substantive milestone payments. Substantive milestone payments are recognized upon achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement;
- substantive effort on our part is involved in achieving the milestone;
- the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and,
- a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment.

Determination as to whether a payment meets the aforementioned conditions involves management's judgment. If any of these conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore the resulting payment would be considered part of the consideration for the single unit of accounting and be recognized as revenue as such performance obligations are performed under either the relative performance or straight-line methods, as applicable, and in accordance with these policies as described above. In addition, the determination that one such payment was not a substantive milestone could prevent us from concluding that subsequent milestone payments were substantive milestones and, as a result, any additional milestone payments could also be considered part of the consideration for the single unit of accounting and would be recognized as revenue as such performance obligations are performed under either the relative performance or straight-line methods, as applicable. Milestones that are tied to regulatory approval are not considered probable of being achieved until such approval is received. Milestones tied to counter-party performance are not included our revenue model until the performance conditions are met.

Reimbursement of Costs. Reimbursement of costs is recognized as revenue provided the provisions of FASB Codification Topic 605-45, *Revenue Recognition, Principal Agent Consideration,* are met, the amounts are determinable, and collection of the related receivable is reasonably assured.

Royalty Revenue. Royalty revenue is recognized upon the sale of the related products, provided that the royalty amounts are fixed or determinable, collection of the related receivable is reasonably assured and we have no remaining performance obligations under the arrangement. If royalties are received when we have remaining performance obligations, the royalty payments would be attributed to the services being provided under the arrangement and therefore would be recognized as such performance obligations are performed under either the relative performance or straight line methods, as applicable, and in accordance with these policies as described above. We did not recognize any royalty revenues for the years ended December 31, 2009, 2008 or 2007.

Deferred Revenue. Amounts received prior to satisfying the above revenue recognition criteria are recorded as deferred revenue in the accompanying consolidated balance sheets. Significant judgments are required in the application of revenue recognition guidance. For example, in connection with our existing and former collaboration agreements, we have historically recorded on our balance sheet short- and long-term deferred revenue based on our best estimate of when such revenue would be recognized. Short-term deferred revenue would consist of amounts that are expected to be recognized as revenue, or applied against future co-development costs, within the next fiscal year. Amounts that we expect will not be recognized in the next fiscal year would be classified as long-term deferred revenue. However, this estimate would be based on our operating plan as of the balance sheet date and on our estimated performance periods under the collaboration in which we have recorded deferred revenues. If our operating plan or our estimated performance period would change, we could recognize a different amount of deferred revenue over the reporting period. As of December 31, 2009, we had $476,000 in short-term deferred revenue and no long-term deferred revenue related to our collaborations.

The estimate of deferred revenue also reflects management's estimate of the periods of our involvement in certain of our collaborations. Our performance obligations under these collaborations have consisted of participation on steering committees and the performance of other research and development services. In certain instances, the timing of satisfying these obligations can be difficult to estimate. Accordingly, our estimates could change. Such changes to estimates would result in a change in revenue recognition amounts. If these estimates and judgments were to change over the course of these agreements, it could affect the timing and amount of revenue that we would recognize and record in future periods.

Stock-based Compensation

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123(revised 2004), *Share-Based Payment,* which generally requires that such transactions be accounted for using a fair-value-based method and is now referred to as FASB Codification Topic 718, *Compensation – Stock Compensation.*

We have recorded employee stock-based compensation expense of $1,750,000, $2,182,000 and $3,105,000 for the years ended December 31, 2009, 2008 and 2007, respectively. We estimate that we will record approximately $1,700,000 to $1,900,000, in stock-based compensation expense in 2010, which includes approximately $467,000 in expense related to accelerated vesting of certain performance condition options. These options immediately vest upon the consummation of a collaboration, licensing or other similar agreement regarding programs under our targeted cancer programs that includes an up-front cash payment of at least $10,000,000, excluding any equity investment, subject to the employee's continued employment. The Compensation Committee of our Board of Directors has determined that the $8,000,000 payment from Debiopharm expected in the first quarter of 2010, in addition to the $2,000,000 license fee paid in August 2009, will satisfy the performance condition underlying these options as the total cash consideration received will equal $10,000,000. We have granted and expect that we may grant additional options in 2010 that could increase the amount of stock-based compensation ultimately recognized. The amount of the incremental employee stock-based compensation expense attributable to 2010 employee stock options to be granted will depend primarily on the number of stock options granted, the fair market value of our common stock at the respective grant dates, and the specific terms of the stock options.

The valuation of employee stock options is an inherently subjective process, since market values are generally not available for long-term, non-transferable employee stock options. Accordingly, an option-pricing model is utilized to derive an estimated fair value. In calculating the estimated fair value of our stock options, we used a Black-Scholes pricing model. This model requires the consideration of the following six variables for purposes of estimating fair value:

- the stock option exercise price;

- the expected term of the option;
- the grant date price of our common stock;
- the expected volatility of our common stock;
- the expected dividends on our common stock, which we do not anticipate paying for the foreseeable future; and
- the risk free interest rate for the expected option term.

Of the variables above, we believe that the selection of an expected term and expected stock price volatility are the most subjective.

Upon adoption, we were also required to estimate the level of award forfeitures expected to occur, and record compensation expense only for those awards that we ultimately expect will vest. Accordingly, we performed a historical analysis of option awards that were forfeited prior to vesting, and recorded total stock option expense that reflected this estimated forfeiture rate for each of the quarterly periods in 2009, 2008 and 2007. This analysis is re-evaluated quarterly and the forfeiture rate is adjusted as necessary to reflect the actual forfeitures for the reporting period. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest.

Fair Value Measurements

Effective January 1, 2008, we adopted the provisions of SFAS No. 157, *Fair Value Measurements* for our financial assets and financial liabilities, which is now referred to as FASB Codification Topic 820, *Fair Value Measurements and Disclosures*. Topic 820 provides a framework for measuring fair value under GAAP and requires expanded disclosures regarding fair value measurements. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.

GAAP requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. GAAP also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Our cash equivalents and marketable securities have been classified as Level 1 assets. We do not hold any asset-backed or auction rate securities. Short-term accounts receivable and accounts payable are reflected in the consolidated financial statements at net realizable value, which approximates fair value due to the short-term nature of these instruments. In general, fair value is based upon quoted market prices, where available. While we believe our valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Long-lived Assets

Long-lived assets consist primarily of property and equipment and goodwill. In the ordinary course of our business, we incur costs that at times have been substantial related to property and equipment. Property and equipment is stated at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Determining the economic lives of property and equipment requires us to make significant judgments that can materially impact our operating results. If it were determined that the carrying value of our other long-lived assets might not be recoverable based upon the existence of one or more indicators of impairment, we would measure an impairment based on application of FASB Codification Topic 360-10-05, *Impairment or Disposal of Long-Lived Assets*.

In the fourth quarter of 2006, we initiated a realignment of our research programs to focus on later-stage preclinical drug development programs and de-emphasize our earlier discovery research programs. We revised our estimates of the depreciable lives on the remaining equipment currently being used in our discovery research programs as a result of two of our discovery programs ending. In March 2007, our BMP-7 small molecule screening agreement with Centocor (a Johnson & Johnson subsidiary) concluded in accordance with the terms of the agreement. The BMP-7 small molecule screening program was the only remaining program utilizing the majority of our existing discovery screening equipment. We determined that we would not fund the BMP small molecule program internally. As a result, during the year ended December 31, 2007, we recorded additional property and equipment impairment charges of $352,000, because this discovery equipment could not be used on other ongoing programs.

We assess the impairment of identifiable long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In addition, we perform a goodwill impairment test annually. Since January 1, 2002, we have applied FASB Codification Topic 350, *Intangibles – Goodwill and Other*. Topic 350 requires us to perform an impairment assessment annually or whenever events or changes in circumstances indicate that our goodwill may be impaired. We completed our annual goodwill impairment tests in December 2009, 2008 and 2007, and determined that as of those dates our fair value exceeded the carrying value of our net assets. Accordingly, no goodwill impairment was recognized in 2009, 2008 and 2007.

Our discussion of our critical accounting policies is not intended to be a comprehensive discussion of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

Results of Operations

Years Ended December 31, 2009 and 2008

Revenues

Total revenues are summarized as follows:

	For the Year Ended December 31,		Percentage Increase/ (Decrease)
	2009	2008	
Revenues:			
Research and development			
Genentech	$ 229,000	$ 282,000	(19%)
Debiopharm	532,000	—	100%
Wyeth	—	196,000	(100%)
Other	20,000	36,000	(44%)
Subtotal	781,000	514,000	52%
License fees			
Genentech	6,000,000	6,000,000	—
Debiopharm	1,667,000	—	100%
Wyeth	—	103,000	(100%)
Stryker	—	1,750,000	(100%)
Other	142,000	—	100%
Subtotal	7,809,000	7,853,000	(1%)
Total Revenues	$8,590,000	$8,367,000	3%

Total revenues increased by $223,000, or 3%, to $8,590,000 for the year ended December 31, 2009 as compared to $8,367,000 for the prior year. Our license revenues decreased slightly to $7,809,000 for the year ended December 31, 2009 as compared to $7,853,000 for the prior year due to offsetting variances among our current and former licensees and collaborators. We recognized $1,667,000 under our August 2009 license agreement with Debiopharm related to our Hsp90 technology. This increase was offset by a decrease of $1,750,000 in license revenue recognized from the sale and assignment of our remaining bone morphogenetic protein assets to Stryker Corporation during the first quarter of 2008. In addition, we recognized license revenues of $6,000,000 in each of 2009 and 2008 upon the achievement of certain development objectives under our June 2003 collaboration with Genentech.

Offsetting the decrease in license revenues, research and development revenues increased by $267,000, or 52%, to $781,000 for the year ended December 31, 2009 as compared to $514,000 for the prior year primarily related to our license agreement with Debiopharm, as we provided certain clinical materials in 2009. We currently receive no research funding for our programs under past or current collaborations as research funding concluded under our Hedgehog agonist collaboration with Wyeth in February 2008. We expect that our future research and development revenues under our current collaborations with Genentech and Debiopharm will be limited to expenses that we incur on their behalf for which each is obligated to reimburse us.

Operating Expenses

Research and development expenses are summarized as follows:

Research and Development Program	For the Year Ended December 31,		Percentage Increase/ (Decrease)
	2009	2008	
Hedgehog pathway inhibitor	$ 495,000	$ 457,000	8%
CUDC-101 (HDAC, EGFR, Her2 inhibitor)	1,568,000	4,002,000	(61%)
Debio 0932 (formerly CUDC-305) (Hsp90 inhibitor)	2,083,000	2,693,000	(23%)
Other targeted cancer programs	5,084,000	4,402,000	15%
Hedgehog small molecule agonist or protein	14,000	199,000	(93%)
Discovery research	—	539,000	(100%)
Net impairment of assets	1,000	191,000	(99%)
Stock-based compensation	688,000	743,000	(7%)
Total research and development expenses	$9,933,000	$13,226,000	(25%)

Our research and development expenses decreased by $3,293,000, or 25%, to $9,933,000 for the year ended December 31, 2009, as compared to $13,226,000 for the prior year. The decrease in research and development expenses was primarily the result of a $2,434,000 decrease in spending related to CUDC-101 when compared to the same prior year period. We incurred significant consulting and outside costs during the year ended December 31, 2008 as we prepared and filed the investigational new drug application for CUDC-101 with the FDA. Costs incurred during the year ended December 31, 2009 were primarily comprised of costs associated with our ongoing phase I trial. In addition, spending related to CUDC-305 decreased by $610,000 as a result of the license agreement entered into with Debiopharm in August 2009. Debiopharm has assumed all future costs related to this program as of the August 2009 effective date of our agreement.

The decrease in research and development expenses is also due to our implementation of a plan to decrease spending in various research and development expense areas, particularly preclinical research in areas other than in our targeted cancer programs. Spending reductions included decreases in contract medicinal chemistry and biology work that was being performed in China, and in personnel and occupancy costs. In addition, our Hedgehog agonist program under collaboration with Wyeth concluded in February 2008. As a result of these decreases we decreased spending in our Hedgehog agonist and discovery research programs by $724,000 to $14,000 during the year ended December 31, 2009 as compared to spending of $738,000 on these programs during 2008.

Offsetting these decreases was an increase of $682,000 in spending relating to our other targeted cancer programs from the prior year as we continue to conduct research in our ongoing efforts to select additional preclinical candidates for future development. We expect that a majority of our research and development expenses for the foreseeable future will be incurred in support of our efforts to advance CUDC-101 and our other targeted cancer programs.

During the year ended December 31, 2009, we also incurred expenses of $495,000 related to our Hedgehog pathway inhibitor program as compared to $457,000 during the same period in the prior year, an increase of $38,000. We made $300,000 in payments to our university licensors in each of the years ending December 31, 2009 and 2008 relating to the contingent payments we received from Genentech for the achievement of a clinical development objective during the respective periods. We expect that future payment obligations related to our Hedgehog pathway inhibitor program will continue to fluctuate in relation to future payments under this collaboration.

General and administrative expenses are summarized as follows:

	For the Year Ended December 31,		Percentage Increase/ (Decrease)
	2009	2008	
Personnel	$2,123,000	$2,298,000	(8%)
Occupancy and depreciation	344,000	376,000	(9%)
Legal services	2,543,000	1,672,000	52%
Consulting and professional services	1,548,000	1,177,000	32%
Insurance costs	282,000	352,000	(20%)
Other general and administrative expenses	696,000	922,000	(25%)
Stock-based compensation	1,166,000	1,463,000	(20%)
Total general and administrative expenses	$8,702,000	$8,260,000	5%

General and administrative expenses increased by $442,000, or 5%, to $8,702,000 for the year ended December 31, 2009 as compared to $8,260,000 for the prior year. This increase was primarily due to increased spending for consulting and legal services. Fees for legal services increased $871,000 during the year ended December 31, 2009 as compared to the prior year primarily due to costs associated with various matters, including $731,000 in preparation for an arbitration proceeding that we filed against a former collaborator in August 2009. In 2010, we incurred approximately $1,500,000 in expenses related to this matter that will be net against the settlement proceeds of $4,000,000 that we received in February 2010. Consulting services increased $371,000 primarily as the result of business development efforts used to facilitate the licensing agreement with Debiopharm.

Offsetting these increases, personnel costs decreased $175,000 due to pay decreases for executive officers implemented in the fourth quarter of 2008. In addition, other general and administrative costs decreased by $226,000 as a result of lower travel costs and stock-based compensation, which decreased by $297,000 as a result of a decline in the grant date fair values of stock options awarded in 2009 compared to 2008.

Other Income

For the year ended December 31, 2009, interest income was $222,000 as compared to $990,000 for the year ended December 31, 2008, a decrease of $768,000, or 78%. The decrease in interest income resulted primarily from lower interest rates as well as lower average cash and investment balances for the year ended December 31, 2009 as compared to the year ended December 31, 2008.

Net Loss Applicable to Common Stockholders

As a result of the foregoing, we incurred a net loss applicable to common stockholders of $9,823,000 for the year ended December 31, 2009, as compared to $12,123,000 for the year ended December 31, 2008.

Years Ended December 31, 2008 and 2007

Revenues

Total revenues are summarized as follows:

	For the Year Ended December 31,		Percentage Increase/ (Decrease)
	2008	2007	
Revenues:			
Research and development			
Genentech	$ 282,000	$ 962,000	(71%)
Wyeth	196,000	1,529,000	(87%)
Procter & Gamble	—	636,000	(100%)
Centocor	—	73,000	(100%)
Other	36,000	62,000	(42%)
Subtotal	514,000	3,262,000	(84%)
License fees			
Genentech	6,000,000	11,446,000	(48%)
Wyeth	103,000	439,000	(77%)
Stryker	1,750,000	—	100%
Procter & Gamble	—	1,242,000	(100%)
Subtotal	7,853,000	13,127,000	(40%)
Total Revenues	$8,367,000	$16,389,000	(49%)

Total revenues decreased by $8,022,000, or 49%, to $8,367,000 for the year ended December 31, 2008 from $16,389,000 for the prior year. Research and development revenues decreased by $2,748,000 because all research funding for programs under collaboration concluded at various times beginning in March 2007.

In addition, our license revenues decreased by $5,274,000, or 40%, to $7,853,000 for the year ended December 31, 2008 from $13,127,000 for the prior year. The decrease is primarily due to the recognition of $7,509,000 in revenue under our June 2003 Hedgehog pathway inhibitor collaboration with Genentech during 2007 resulting from changed facts and circumstances related to our joint steering committee performance obligations. This amount had been previously deferred indefinitely. In addition, we recorded $3,000,000 in license fee revenues received from Genentech as a contingent cash payment during the year ended December 31, 2007, and we recorded $6,000,000 in license fee revenues received from Genentech related to contingent cash payments received during the year ended December 31, 2008. License revenues recognized under our collaborations with Procter & Gamble and Wyeth decreased $1,242,000 and $336,000, respectively, as a result of the conclusion of these collaborations. These decreases were offset by $1,750,000 in license revenue recognized for the sale and assignment of our remaining BMP assets to Stryker Corporation during the year ended December 31, 2008.

Operating Expenses

Research and development expenses are summarized as follows:

Research and Development Program	For the Year Ended December 31, 2008	2007	Percentage Increase/ (Decrease)
Hedgehog pathway inhibitor	$ 457,000	$ 245,000	87%
CUDC-101 (HDAC, EGFR, Her2 inhibitor)	4,002,000	5,056,000	(21%)
Debio 0932 (formerly CUDC-305) (Hsp90 inhibitor)	2,693,000	—	100%
Other targeted cancer programs	4,402,000	4,893,000	(10%)
Hedgehog small molecule agonist or protein	199,000	1,593,000	(88%)
Wnt signaling pathway	—	638,000	(100%)
Hedgehog small molecule agonist	—	23,000	(100%)
Discovery research	539,000	1,265,000	(57%)
Net impairment of assets	191,000	263,000	(27%)
Stock-based compensation	743,000	803,000	(7%)
Total research and development expense	$13,226,000	$14,779,000	(11%)

Our research and development expenses decreased by $1,553,000, or 11%, to $13,226,000 for the year ended December 31, 2008, as compared to $14,779,000 for the prior year period. This decrease was due to decreased spending on programs under collaborations offset by increased spending on our targeted programs, specifically CUDC-305, which was selected as a development candidate in July 2008. Spending on our collaborator-funded programs with (i) Genentech for the Wnt signaling pathway; (ii) Wyeth for the Hedgehog agonist; and (iii) Centocor for BMP-7 small molecule agonists decreased by an aggregate amount of $2,472,000 as a result of the conclusion of the research funding for each of these programs at various times between March 2007 and February 2008. Certain of these resources were reallocated across our internal targeted cancer programs. Our lead targeted drug development candidate, CUDC-101, which was selected for clinical development in March 2007 and for which we initiated a phase I clinical trial in August 2008, accounted for a decrease in spending of $1,054,000. Offsetting these decreases, spending on our second development candidate, CUDC-305, accounted for an increase in spending of $2,693,000.

During the year ended December 31, 2008, we also incurred expenses of $457,000, an increase of $212,000 over the same prior year period, related to $300,000 in payments that we were required to make to our university licensors under our Hedgehog pathway inhibitor program as a result of the $6,000,000 in contingent payments received from Genentech for the achievement of clinical development objectives during 2008. During 2007, we incurred payments to these university licensors of $150,000 related to this program.

General and administrative expenses are summarized as follows:

	For the Year Ended December 31, 2008	2007	Percentage Increase/ (Decrease)
Personnel	$2,298,000	$2,697,000	(15%)
Occupancy and depreciation	376,000	138,000	172%
Legal services	1,672,000	2,220,000	(25%)
Consulting and professional services	1,177,000	1,122,000	5%
Insurance costs	352,000	443,000	(21%)
Other general and administrative expenses	922,000	977,000	(6%)
Stock-based compensation	1,463,000	2,387,000	(39%)
Total general and administrative expenses	$8,260,000	$9,984,000	(17%)

General and administrative expenses decreased $1,724,000, or 17%, for the year ended December 31, 2008 as compared to 2007 as a result of expense reductions in most cost categories, offset by increases in spending for occupancy-related expenses. Stock-based compensation decreased $924,000 for the year ended December 31, 2008 as a result of the grant of stock options for a smaller number of shares, and related expense, awarded during 2008 compared to the prior year period. In addition, legal services decreased $548,000, primarily due to costs associated with foreign patent applications in the prior year period, and employee costs decreased $399,000. For the year ended December 31, 2007, employee costs related to bonuses and 401(k) matching contribution costs were $260,000. We did not incur such costs during 2008 due to spending reductions taken in an effort to conserve cash. In furtherance of these efforts, our executive officers reduced their respective salaries in October 2008 in exchange for stock options and restricted stock.

Offsetting these decreases, occupancy and depreciation costs increased $238,000 as a result of proceeds received under a settlement agreement entered into with a former subtenant that had defaulted on a sublease of our 61 Moulton Street facility during the year ended December 31, 2007.

Other Income (Expense)

For the year ended December 31, 2008, interest income was $990,000 as compared to $1,609,000 for the year ended December 31, 2007, a decrease of $619,000, or 38%. The decrease in interest income resulted primarily from lower average cash and investment balances as well as lower interest rates for the year ended December 31, 2008 as compared to the year ended December 31, 2007.

For the year ended December 31, 2008, other income was $10,000 as compared to other expense of $114,000 for the year ended December 31, 2007, an increase of $124,000, or 109%. During the year ended December 31, 2007, we wrote down the carrying value of our investment in ES Cell International equity securities, recognizing a charge of $145,000.

For the year ended December 31, 2008, interest expense was $4,000, as compared to $85,000 for the year ended December 31, 2007, a decrease of $81,000, or 95%. The decrease resulted from lower outstanding debt obligations during the year ended December 31, 2008 under our notes with the Boston Private Bank & Trust Company which were fully repaid in April 2008.

Net Loss Applicable to Common Stockholders

As a result of the foregoing, we incurred a net loss applicable to common stockholders of $12,123,000 for the year ended December 31, 2008, as compared to $6,964,000 for the year ended December 31, 2007.

Liquidity and Capital Resources

Sources of Liquidity

We have financed our operations primarily through license fees, contingent cash payments and research and development funding from our collaborators and licensors, the private and public placement of our equity securities, debt financings and the monetization of certain royalty rights.

At December 31, 2009, our principal sources of liquidity consisted of cash, cash equivalents, and marketable securities of $25,035,000, excluding restricted investments of $216,000. Our cash and cash equivalents are highly liquid investments with a maturity of three months or less at date of purchase and consist of time deposits and investments in money market funds with commercial banks and financial institutions, short-term commercial paper, and government obligations. We maintain cash balances with financial institutions in excess of insured limits. While as of the date of this filing, we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents or marketable securities since December 31, 2009, no assurance can be given that further deterioration in conditions of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or marketable securities or our ability to meet our financing objectives. Further dislocations in the credit market may adversely impact the value and/or liquidity of marketable securities owned by us.

On January 22, 2010, we entered into a placement agent agreement with RBC Capital Markets Corporation and Rodman & Renshaw, LLC relating to our registered direct offering, issuance and sale to a select group of investors of 6,449,288 units with each unit consisting of (i) one share of our common stock, par value $0.01 per share and (ii) one warrant to purchase 0.25 of a share of common stock at a price of $2.52 per unit. We received net proceeds from the sale of the units, after deducting offering expenses, of approximately $15,000,000.

Cash Flows

The use of our cash flows for operations has primarily consisted of salaries and wages for our employees, facility and facility-related costs for our office and laboratory, fees paid in connection with preclinical studies, laboratory supplies, consulting fees and legal fees. During 2008, we began incurring clinical costs associated with our phase I clinical trial of CUDC-101. We expect that costs associated with clinical studies will increase in future periods assuming that CUDC-101 advances into further stages of clinical testing and other of our targeted cancer drug candidates reach clinical trials.

Net cash used in operating activities was $7,589,000 for the year ended December 31, 2009, compared to $12,441,000 for the year ended December 31, 2008. Cash used in operating activities during the year ended December 31, 2009 was primarily the result of our net loss for the period of $9,823,000. In addition, changes in certain operating assets and liabilities decreased operating cash during the year ended December 31, 2009, including a decrease of $186,000 in our accounts payable and accrued liabilities, an increase of $408,000 in our accounts receivables and an increase of $254,000 in prepaid expenses and other current assets. Offsetting these decreases were an increase in our deferred revenue of $476,000 as a result of our August 2009 license agreement with Debiopharm and noncash items, including stock-based compensation expense of $1,854,000 and depreciation expense of $751,000.

Cash used in operating activities during the year ended December 31, 2008 was primarily the result of our net loss for the period of $12,123,000. In addition, changes in certain operating assets and liabilities affected operating cash during the year ended December 31, 2008, including a decrease in deferred revenue of $1,853,000 as a result of the recognition of the $1,750,000 license fee that we received in December 2007 under our BMP transaction with Stryker Corporation and a decrease of $1,961,000 in our accounts payable and accrued liabilities. Offsetting these decreases were noncash items stock-based compensation expense of $2,206,000 and depreciation of $999,000.

We expect to continue to use cash in operations as we continue to seek to advance our targeted cancer drug programs through preclinical testing and clinical development. In addition, in the future we may owe royalties and other contingent payments to our licensors based on the achievement of developmental milestones, product sales and other specified objectives.

Investing activities provided cash of $818,000 for the year ended December 31, 2009, as compared to $5,316,000 for the year ended December 31, 2008. Cash provided by investing activities resulted principally from $844,000 and $5,376,000 in net investment sales to fund ongoing operations for the years ended December 31, 2009 and 2008, respectively.

Financing activities provided cash of approximately $3,887,000 for the year ended December 31, 2009, resulting principally from the exercise of warrants for an aggregate of 3,028,188 shares of common stock under our August 2007 private placement providing approximately $3,089,000 in proceeds. The remaining cash of $798,000 was provided by the exercise of stock options and purchases of common stock under our employee stock purchase plan. Financing activities used cash of approximately $112,000 for the year ended December 31, 2008, resulting from repayment of $401,000 on our notes with the Boston Private Bank & Trust Company, which were canceled in April 2008. This decrease in cash was offset by cash received of $289,000 upon the exercise of stock options and purchases under our employee stock purchase plan.

Funding Requirements

We have incurred significant losses since our inception. As of December 31, 2009, we had an accumulated deficit of approximately $717,793,000. We will require substantial funds to continue our research and development programs and to fulfill our planned operating goals. In particular, our currently planned operating and capital requirements include the need for working capital to support our research and development activities for CUDC-101 and other small molecules that we are seeking to develop from our pipeline of targeted cancer programs, and to fund our general and administrative costs and expenses.

We have historically derived a substantial portion of our revenue from the research funding portion of our collaboration agreements. However, we have no current source of research funding revenue. We expect that our only source of cash flows from operations for the foreseeable future will be:

- up-front license payments and research and development funding that we may receive if we are able to successfully enter into new collaboration agreements;
- contingent cash payments that we may receive for the achievement of development objectives under any new collaborations or our existing collaborations with Genentech and Debiopharm; and
- royalty payments that are contingent upon the successful commercialization of products based upon these collaborations.

We may not be able to successfully enter into or continue any corporate collaborations and the timing, amount and likelihood of us receiving payments under such collaborations is highly uncertain. As a result, we cannot assure you that we will attain any further revenue under any collaborations or licensing arrangements.

We anticipate that existing cash, cash equivalents, marketable securities and working capital at December 31, 2009, together with the $15,000,000 in net proceeds from the registered direct offering we received in January 2010 and the $8,000,000 we expect to receive from Debiopharm in March 2010, should enable us to maintain current and planned operations into the first half of 2012. We currently have no planned material capital expenditures for 2010. Our current facility lease expires December 2010 and we may choose to move to another facility in 2010. Such a move may require that we make certain material capital expenditures for equipment and leasehold improvements to ensure that the facility meets our operating requirements. Our future capital requirements, however, may vary from what we currently expect. There are a number of factors that may adversely affect our planned future capital requirements and accelerate our need for additional financing, many of which are outside our control, including the following:

- unanticipated costs in our research and development programs;
- the timing and cost of obtaining regulatory approvals for our drug candidates;
- the timing, receipt and amount of payments, if any, from current and potential future collaborators;
- the timing and amount of payments due to licensors of patent rights and technology used in our drug candidates;
- unplanned costs to prepare, file, prosecute, maintain and enforce patent claims and other patent-related costs, including litigation costs and technology license fees; and
- unexpected losses in our cash investments or an inability to otherwise liquidate our cash investments due to unfavorable conditions in the capital markets.

We may seek additional funding through public or private financings of debt or equity. The market for emerging life science stocks in general, and the market for our common stock in particular, are highly volatile. Due to this and various other factors, including currently adverse general market conditions and the early-stage status of our development pipeline, additional funding may not be available to us on acceptable terms, if at all. In addition, the terms of any financing may be dilutive or otherwise adversely affect other rights of our stockholders. We also expect to seek additional funds through arrangements with collaborators, licensees or other third parties. These arrangements would generally require us to relinquish or encumber rights to some of our technologies or drug candidates, and we may not be able to enter into such arrangements on acceptable terms, if at all. If we are unable to obtain additional funding on a timely basis, whether through sales of debt or equity or through third party collaboration or license arrangements, we may be required to curtail or terminate some or all of our development programs, including some or all of our drug candidates.

Contractual Obligations

As of December 31, 2009, we had future payments required under contractual obligations and other commitments, including an operating lease related to our facility, research services agreements, consulting agreements, and license agreements, as follows:

	Payment Due By Period (amounts in 000's)				
	Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Operating lease obligations	$ 948	$ 948	$ —	$—	$—
Outside service obligations(1)	2,620	1,683	937	—	—
Licensing obligations(2)	247	247	—	—	—
Total future obligations	$3,815	$2,878	$937	$—	$—

(1) Outside service obligations consist of agreements we have with outside labs, consultants and various other service organizations.

(2) In the future, we may owe royalties and other contingent payments to our licensees based on the achievement of developmental milestones, product sales and specified other objectives. These potential future obligations are not included in the above table.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as of December 31, 2009.

Inflation

We believe that inflation has not had a significant impact on our revenue and results of operations since inception.

New Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13, *Multiple-Deliverable Revenue Arrangements, or* ASU 2009-13. ASU 2009-13 amends existing revenue recognition accounting pronouncements that are currently within the scope of FASB Codification Subtopic 605-25 (previously included within EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, or EITF 00-21). The consensus to EITF Issue No. 08-01, *Revenue Arrangements with Multiple Deliverables*, or EITF 08-01, provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. EITF 00-21 previously required that the fair value of the undelivered item be the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. This was difficult to determine when the product was not individually sold because of its unique features. Under EITF 00-21, if the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This new approach is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We will have to evaluate the impact of this standard on future revenue arrangements that we may enter into.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our current cash balances in excess of operating requirements are invested in cash equivalents and short-term marketable securities, which consist of time deposits and investments in money market funds with commercial banks and financial institutions, short-term commercial paper, and government obligations with an average maturity of less than one year. All marketable securities are considered available for sale. The primary objective of our cash investment activities is to preserve principal while at the same time maximizing the income we receive from our invested cash without significantly increasing risk of loss. This objective may be adversely affected by the recent economic downturn and volatile business environment and continued unpredictable and unstable market conditions. Our marketable securities are subject to interest rate risk and will fall in value if market interest rates increase. While as of the date of this filing, we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents or marketable securities since December 31, 2009, no assurance can be given that further deterioration in conditions of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or marketable securities or our ability to meet our financing objectives. Further dislocations in the credit market may adversely impact the value and/or liquidity of marketable securities owned by us. Our investments are investment grade securities, and deposits are with investment grade financial institutions. We believe that the realization of losses due to changes in credit spreads is unlikely as we currently have the ability to hold our investments for a sufficient period of time to recover the fair value of the investment and there is sufficient evidence to indicate that the fair value of the investment is recoverable. We do not use derivative financial instruments in our investment portfolio. We do not believe that a 10% change in interest rate percentages would have a material impact on the fair value of our investment portfolio or our interest income.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment our management used the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on our assessment, management concluded that, as of December 31, 2009, our internal control over financial reporting is effective based on the criteria established in *Internal Control—Integrated Framework* issued by COSO.

The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Curis, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive loss, of stockholders' equity and of cash flows, present fairly, in all material respects, the financial position of Curis, Inc. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP
Boston, Massachusetts
March 3, 2010

CURIS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2009	December 31, 2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 7,275,433	$ 10,158,795
Marketable securities	17,759,464	18,694,200
Short-term investment—restricted	216,002	—
Accounts receivable	515,758	107,341
Prepaid expenses and other current assets	627,183	373,373
Total current assets	26,393,840	29,333,709
Property and equipment, net	715,429	1,448,176
Long-term investment—restricted	—	210,007
Goodwill	8,982,000	8,982,000
Other assets	7,980	7,980
	$ 36,099,249	$ 39,981,872
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,561,914	$ 1,961,439
Accrued liabilities	1,009,244	624,462
Deferred revenue	475,833	—
Total current liabilities	3,046,991	2,585,901
Other long-term liabilities	—	171,375
Total liabilities	3,046,991	2,757,276
Commitments (Notes 8 and 9)		
Stockholders' Equity:		
Common stock, $0.01 par value—125,000,000 shares authorized; 68,360,067 shares issued and 67,312,360 outstanding at December 31, 2009; and 64,701,405 shares issued and 63,653,698 shares outstanding at December 31, 2008	683,601	647,014
Additional paid-in capital	751,068,635	745,360,736
Treasury stock (at cost, 1,047,707 shares)	(891,274)	(891,274)
Deferred compensation	(15,904)	(12,550)
Accumulated deficit	(717,793,437)	(707,970,836)
Accumulated other comprehensive income	637	91,506
Total stockholders' equity	33,052,258	37,224,596
	$ 36,099,249	$ 39,981,872

The accompanying notes are an integral part of these consolidated financial statements.

CURIS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

	Years Ended December 31,		
	2009	2008	2007
Revenues:			
Research and development	$ 780,773	$ 514,099	$ 3,261,643
License fees	7,809,167	7,852,518	13,126,911
Total revenues	8,589,940	8,366,617	16,388,554
Costs and Expenses:			
Research and development	9,932,768	13,226,449	14,779,184
General and administrative	8,702,082	8,259,812	9,983,931
Total costs and expenses	18,634,850	21,486,261	24,763,115
Loss from operations	(10,044,910)	(13,119,644)	(8,374,561)
Other Income (Expense):			
Interest income	222,309	990,263	1,608,805
Other income (expense)	—	10,137	(113,644)
Interest expense	—	(3,854)	(84,843)
Total other income	222,309	996,546	1,410,318
Net loss	$ (9,822,601)	$(12,123,098)	$ (6,964,243)
Net Loss per Common Share (Basic and Diluted)	$ (0.15)	$ (0.19)	$ (0.13)
Weighted Average Common Shares (Basic and Diluted)	65,060,514	63,378,159	54,914,666
Net Loss	$ (9,822,601)	$(12,123,098)	$ (6,964,243)
Unrealized Gain (Loss) on Marketable Securities	(90,869)	7,932	75,780
Comprehensive loss	$ (9,913,470)	$(12,115,166)	$ (6,888,463)

The accompanying notes are an integral part of these consolidated financial statements.

CURIS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Treasury Stock	Deferred Compensation	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount						
Balance, December 31, 2006	50,381,561	$503,816	$725,271,688	$(891,274)	$(111,390)	$(688,883,495)	$ 7,794	$ 35,897,139
Issuance of common stock and warrants, net of issuance costs of $78,000	13,631,022	136,310	14,285,472	—	—	—	—	14,421,782
Other issuances of common stock	270,210	2,702	221,048	—	—	—	—	223,750
Issuance of stock to non-employees for services	6,000	60	—	—	—	—	—	60
Recognition of employee stock-based compensation	—	—	3,110,071	—	—	—	—	3,110,071
Mark-to-market on stock options to non-employees	—	—	15,120	—	(15,120)	—	—	—
Amortization of deferred compensation	—	—	—	—	80,224	—	—	80,224
Unrealized gain on marketable securities	—	—	—	—	—	—	75,780	75,780
Net loss	—	—	—	—	—	(6,964,243)	—	(6,964,243)
Balance, December 31, 2007	64,288,793	642,888	742,903,399	(891,274)	(46,286)	(695,847,738)	83,574	46,844,563
Issuances of common stock	412,612	4,126	284,601	—	—	—	—	288,727
Recognition of employee stock-based compensation	—	—	2,182,100	—	—	—	—	2,182,100
Mark-to-market on stock options to non-employees	—	—	(9,364)	—	9,364	—	—	—
Amortization of deferred compensation	—	—	—	—	24,372	—	—	24,372
Unrealized gain on marketable securities	—	—	—	—	—	—	7,932	7,932
Net loss	—	—	—	—	—	(12,123,098)	—	(12,123,098)
Balance, December 31, 2008	64,701,405	647,014	745,360,736	(891,274)	(12,550)	(707,970,836)	91,506	37,224,596
Issuances of common stock upon the exercise of warrants	3,028,188	30,282	3,058,470	—	—	—	—	3,088,752
Other issuances of common stock	630,474	6,305	791,840	—	—	—	—	798,145
Recognition of employee stock-based compensation	—	—	1,749,798	—	—	—	—	1,749,798
Mark-to-market on stock options to non-employees	—	—	107,791	—	(107,791)	—	—	—
Amortization of deferred compensation	—	—	—	—	104,437	—	—	104,437
Unrealized loss on marketable securities	—	—	—	—	—	—	(90,869)	(90,869)
Net loss	—	—	—	—	—	(9,822,601)	—	(9,822,601)
Balance, December 31, 2009	68,360,067	$683,601	$751,068,635	$(891,274)	$ (15,904)	$(717,793,437)	$ 637	$ 33,052,258

The accompanying notes are an integral part of these consolidated financial statements.

CURIS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2009	2008	2007
Cash Flows from Operating Activities:			
Net loss	$ (9,822,601)	$(12,123,098)	$ (6,964,243)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	751,213	998,596	1,302,102
Stock-based compensation expense	1,854,235	2,206,472	3,190,295
Impairment on property and equipment	1,071	191,376	352,009
Gain on sale of assets	—	—	(87,761)
Impairment of investment	—	—	145,000
Unrealized foreign currency exchange gain	—	—	(26,935)
Changes in operating assets and liabilities:			
Accounts receivable	(408,417)	123,126	1,111,880
Prepaid expenses and other assets	(253,810)	(23,920)	216,953
Accounts payable and accrued and other liabilities	(186,118)	(1,961,115)	1,200,778
Deferred revenue	475,833	(1,852,518)	(9,034,315)
Total adjustments	2,234,007	(317,983)	(1,629,994)
Net cash used in operating activities	(7,588,594)	(12,441,081)	(8,594,237)
Cash Flows from Investing Activities:			
Purchase of marketable securities	(35,825,838)	(35,377,459)	(37,558,691)
Sale of marketable securities	36,669,705	40,753,768	31,398,569
Increase in restricted cash/investments	(5,995)	—	(8,163)
Expenditures for property and equipment	(19,537)	(60,546)	(66,469)
Net proceeds from sale of assets	—	—	316,121
Net cash provided by (used in) investing activities	818,335	5,315,763	(5,918,633)
Cash Flows from Financing Activities:			
Proceeds from issuance of common stock, net of issuance costs	—	—	14,421,782
Proceeds from other issuances of common stock	3,886,897	288,727	223,810
Repayments of notes payable and capital leases	—	(401,213)	(1,565,455)
Net cash provided by (used in) financing activities	3,886,897	(112,486)	13,080,137
Net decrease in Cash and Cash Equivalents	(2,883,362)	(7,237,804)	(1,432,733)
Cash and Cash Equivalents, beginning of period	10,158,795	17,396,599	18,829,332
Cash and Cash Equivalents, end of period	$ 7,275,433	$ 10,158,795	$ 17,396,599
Supplemental cash flow data			
Cash paid during the year for:			
Interest	$ —	$ 6,365	$ 95,080

The accompanying notes are an integral part of these consolidated financial statements.

(1) OPERATIONS

Curis, Inc. (the "Company" or "Curis") is a drug discovery and development company that is committed to leveraging its innovative signaling pathway drug technologies in seeking to develop next generation targeted cancer therapies. In expanding the Company's drug development efforts with respect to these targeted cancer programs, Curis is building upon its past experiences in targeting signaling pathways, including the Hedgehog pathway. Curis seeks to conduct research programs both internally and through strategic collaborations.

The Company operates in a single reportable segment, which is the research and development of innovative cancer therapeutics. The Company expects that any successful products would be used in the health care industry and would be regulated in the United States by the U.S. Food and Drug Administration, or FDA, and in overseas markets by similar regulatory agencies.

The Company is subject to risks common to companies in the biotechnology industry including, but not limited to, development by its competitors of new or better technological innovations, dependence on key personnel, its ability to protect proprietary technology, its ability to successfully advance discovery and preclinical stage drug candidates in its internally funded programs, unproven technologies and drug development approaches, reliance on corporate collaborators and licensors to successfully research, develop and commercialize products based on the Company's technologies, its ability to comply with FDA government regulations and approval requirements as well as its ability to execute on its business strategies and obtain adequate financing to fund its operations through corporate collaborations, sales of equity or otherwise.

The Company's future operating results will largely depend on the magnitude of payments from its current and potential future corporate collaborators and the progress of drug candidates currently in its research and development pipeline. The results of the Company's operations will vary significantly from year to year and quarter to quarter and depend on, among other factors, the timing of its entry into new collaborations, if any, the timing of the receipt of payments from new or existing collaborators and the cost and outcome of any preclinical development or clinical trials then being conducted. The Company anticipates that existing capital resources at December 31, 2009, together with the approximately $15,000,000 in net proceeds that the Company received under its January 2010 registered direct offering and the $8,000,000 contingent payment that the Company earned under its August 2009 license agreement with Debiopharm in February 2010 (see Note 14), should enable the Company to maintain its current and planned operations into the first half of 2012. The Company's ability to continue funding its planned operations beyond the first half of 2012 is dependent upon, among other things, the success of its collaborations with Genentech and Debiopharm, its ability to control the cash burn rate and its ability to raise additional funds through equity, debt, entry into new collaborations or other sources of financing.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) USE OF ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosure of revenue and certain assets and liabilities at the balance sheet date. Such estimates include the performance obligations under the Company's collaboration agreements, the collectibility of receivables, the carrying value of property and equipment and intangible assets and the value of certain investments and liabilities. Actual results may differ from such estimates.

(b) CONSOLIDATION

The accompanying consolidated financial statements include the Company and its wholly owned subsidiaries, Curis Securities Corporation, Inc. and Curis Pharmaceuticals (Shanghai) Co., Ltd., or Curis Shanghai.

(c) REVENUE RECOGNITION

The Company's business strategy includes entering into collaborative license and development agreements with biotechnology and pharmaceutical companies for the development and commercialization of the Company's product candidates. The terms of the agreements typically include non-refundable license fees, funding of research and development, payments based upon achievement of clinical development and regulatory objectives, and royalties on product sales. The Company follows the provisions of FASB Codification Topic 605, *Revenue Recognition.*

License Fees and Multiple Element Arrangements

Non-refundable license fees are recognized as revenue when the Company has a contractual right to receive such payment, the contract price is fixed or determinable, the collection of the resulting receivable is reasonably assured and the Company has no further performance obligations under the license agreement. Multiple element arrangements, such as license and development arrangements are analyzed to determine whether the deliverables, which often include a license and performance obligations such as research and steering committee services, can be separated or whether they must be accounted for as a single unit of accounting in accordance with U.S. generally accepted accounting principles (GAAP). The Company recognizes up-front license payments as revenue upon delivery of the license only if the license has stand-alone value and the fair value of the undelivered performance obligations, typically including research and/or steering committee services, can be determined. If the fair value of the undelivered performance obligations can be determined, such obligations would then be accounted for separately as performed. If the license is considered to either (i) not have stand-alone value or (ii) have stand-alone value but the fair value of any of the undelivered performance obligations cannot be determined, the arrangement would then be accounted for as a single unit of accounting and the license payments and payments for performance obligations are recognized as revenue over the estimated period of when the performance obligations are performed.

If the Company is involved in a steering committee as part of a multiple element arrangement that is accounted for as a single unit of accounting, the Company assesses whether its involvement constitutes a performance obligation or a right to participate. Steering committee services that are determined to be performance obligations are combined with other research services or performance obligations required under an arrangement, if any, in determining the level of effort required in an arrangement and the period over which the Company expects to complete its aggregate performance obligations.

Whenever the Company determines that an arrangement should be accounted for as a single unit of accounting, it must determine the period over which the performance obligations will be performed and revenue will be recognized. Revenue will be recognized using either a relative performance or straight-line method. The Company recognizes revenue using the relative performance method provided that the Company can reasonably estimate the level of effort required to complete its performance obligations under an arrangement and such performance obligations are provided on a best-efforts basis. Direct labor hours or full-time equivalents are typically used as the measure of performance. Revenue recognized under the relative performance method would be determined by multiplying the total payments under the contract, excluding royalties and payments contingent upon achievement of substantive milestones, by the ratio of level of effort incurred to date to estimated total level of effort required to complete the Company's performance obligations under the arrangement. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the relative performance method, as of each reporting period.

If the Company cannot reasonably estimate the level of effort required to complete its performance obligations under an arrangement, the performance obligations are provided on a best-efforts basis and the Company can reasonably estimate when the performance obligation ceases or the remaining obligations become inconsequential and perfunctory, then the total payments under the arrangement, excluding royalties and payments contingent upon achievement of substantive milestones, would be recognized as revenue on a straight-line basis over the period the Company expects to complete its performance obligations. Revenue is limited to the lesser of the cumulative amount of payments received or the cumulative amount of revenue earned, as determined using the straight-line basis, as of the period ending date.

If the Company cannot reasonably estimate when its performance obligation either ceases or becomes inconsequential and perfunctory, then revenue is deferred until the Company can reasonably estimate when the performance obligation ceases or becomes inconsequential. Revenue is then recognized over the remaining estimated period of performance.

Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the Company is expected to complete its performance obligations under an arrangement.

Substantive Milestone Payments.

Collaboration agreements may also contain substantive milestone payments. Substantive milestone payments are recognized upon achievement of the milestone only if all of the following conditions are met:

- the milestone payments are non-refundable;
- achievement of the milestone involves a degree of risk and was not reasonably assured at the inception of the arrangement;
- substantive Company effort is involved in achieving the milestone;
- the amount of the milestone payment is reasonable in relation to the effort expended or the risk associated with achievement of the milestone; and,
- a reasonable amount of time passes between the up-front license payment and the first milestone payment as well as between each subsequent milestone payment.

Determination as to whether a payment meets the aforementioned conditions involves management's judgment. If any of these conditions are not met, the resulting payment would not be considered a substantive milestone, and therefore the resulting payment would be considered part of the consideration for the single unit of accounting and would be recognized as revenue as such performance obligations are performed under either the relative performance or straight-line methods, as applicable, and in accordance with these policies as described above. In addition, the determination that one such payment was not a substantive milestone could prevent the Company from concluding that subsequent milestone payments were substantive milestones and, as a result, any additional milestone payments could also be considered part of the consideration for the single unit of accounting and would be recognized as revenue as such performance obligations are performed under either the relative performance or straight-line methods, as applicable. Milestones that are tied to regulatory approval are not considered probable of being achieved until such approval is received. Milestones tied to counter-party performance are not included in the Company's revenue model until the performance conditions are met.

Reimbursement of Costs.

Reimbursement of costs is recognized as revenue provided the Company has determined that it is acting primarily as a principal in the transaction according to the provisions outlined in FASB Codification Topic 605-45, *Revenue Recognition, Principal Agent Considerations*, the amounts are determinable and collection of the related receivable is reasonably assured.

Royalty Revenue

Royalty revenue is recognized upon the sale of the related products, provided that the royalty amounts are fixed or determinable, collection of the related receivable is reasonably assured and the Company has no remaining performance obligations under the arrangement. If royalties are received when the Company has remaining performance obligations, the royalty payments would be attributed to the services being provided under the arrangement and therefore would be recognized as such performance obligations are performed under either the relative performance or straight line methods, as applicable, and in accordance with these policies as described above.

Deferred Revenue

Amounts received prior to satisfying the above revenue recognition criteria would be recorded as deferred revenue in the accompanying consolidated balance sheets. Amounts not expected to be recognized during the year ending December 31, 2009 would be classified as long-term deferred revenue. As of December 31, 2009, the Company had $476,000 in short-term deferred revenue and no long-term deferred revenue.

Summary

During the years ended December 31, 2009, 2008 and 2007, total gross revenues from major customers as a percent of total gross revenues of the Company were as follows:

	Year Ended December 31,		
	2009	2008	2007
Genentech	73%	75%	76%
Debiopharm	26%	—%	—%
Wyeth Pharmaceuticals	—%	4%	12%
Stryker Corporation	—%	21%	—%
Procter & Gamble	—%	—%	11%

(d) RESEARCH AND DEVELOPMENT

Research and development costs, including internal and external costs, are charged to operations as incurred. Research and development costs include personnel costs, lab supplies, outside services including clinical research organizations, medicinal chemistry, consulting agreements, allocations of facility costs and fringe benefits, and other costs.

(e) CASH EQUIVALENTS, MARKETABLE SECURITIES AND LONG-TERM INVESTMENTS

Cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. All other liquid investments are classified as marketable securities. In accordance with GAAP, all of the Company's marketable securities have been designated as available-for-sale and are stated at market value with any unrealized holding gains or losses included as a component of stockholders' equity and any realized gains and losses recorded in the statement of operations in the period the securities are sold.

The amortized cost, unrealized gains or losses and fair value of marketable securities available-for-sale as of December 31, 2009, with maturity dates ranging between one and twelve months and with a weighted average maturity of 3.3 months are as follows:

	Amortized Cost	Unrealized Gain/(Loss)	Fair Value
U.S. Government obligations	$14,262,000	$(1,000)	$14,261,000
Corporate bonds and notes	3,497,000	1,000	3,498,000
Total marketable securities	$17,759,000	$ —	$17,759,000

The amortized cost, unrealized gains and fair value of marketable securities available-for-sale as of December 31, 2008, with maturity dates ranging between one and twelve months and with a weighted average maturity of 3.3 months are as follows:

	Amortized Cost	Unrealized Gain	Fair Value
U.S. Government obligations	$ 9,449,000	$50,000	$ 9,499,000
Corporate bonds and notes	9,157,000	38,000	9,195,000
Total marketable securities	$18,606,000	$88,000	$18,694,000

The Company has a restricted short-term investment in the amount of $216,000 at December 31, 2009 and a restricted long-term investment $210,000 at December 31, 2008. This restricted investment is comprised of a certificate of deposit pledged as collateral in connection with a facility lease agreement. The restriction expires on December 31, 2010 unless the Company elects to extend its lease. The Company had no other long-term investments as of December 31, 2009 or 2008.

(f) FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company discloses fair value measurements based on a framework outlined by GAAP which requires expanded disclosures regarding fair value measurements. GAAP also defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact, and (iv) willing to transact.

FASB Codification Topic 820, *Fair Value Measurements and Disclosures,* requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. GAAP also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. The Company's Level 1 assets include cash equivalents, investments in marketable securities, and a restricted investment. As of December 31, 2009, the Company held cash equivalents and marketable securities of $6,422,000 and $17,759,000, respectively. The Company's marketable securities are investments with original maturities of greater than three months from the date of purchase, but less than twelve months from the balance sheet date, and consist of commercial paper and government obligations. These amounts are invested directly in commercial paper of financial institutions and corporations with A-/Aa3 or better long-term ratings and A-1/P-1 short term debt ratings, U.S. Treasury securities and U.S. Treasury money market funds.

The short-term restricted investment of $216,000 as of December 31, 2009 was solely comprised of a certificate of deposit.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company has no Level 2 assets or liabilities at December 31, 2009.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Company has no Level 3 assets or liabilities at December 31, 2009.

(g) LONG-LIVED ASSETS OTHER THAN GOODWILL

Long-lived assets other than goodwill consist of property and equipment and long-term deposits. The aggregate balances for these long-lived assets were $723,000 and $1,666,000 as of December 31, 2009 and 2008, respectively. The Company applies the guidance in FASB Codification Topic 360-10-05, *Impairment or Disposal of Long-Lived Assets*. If it were determined that the carrying value of the Company's other long-lived assets might not be recoverable based upon the existence of one or more indicators of impairment, the Company would measure an impairment based on application of GAAP. During the years ended December 31, 2009, 2008 and 2007, the Company recognized an impairment charge of $1,000, $191,000 and $352,000, respectively, related to certain equipment with no current or planned future use.

Purchased equipment is recorded at cost. The Company does not currently hold any leased equipment. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the related assets or the remaining terms of the leases, whichever is shorter, as follows:

Asset Classification	Estimated Useful Life
Laboratory equipment, computers and software	3-5 years
Leasehold improvements	Lesser of life of the lease or the life of the asset
Office furniture and equipment	5 years

(h) GOODWILL

As of December 31, 2009 and 2008, the Company had recorded goodwill of $8,982,000. Effective January 1, 2002, the Company applied the guidance in FASB Codification Topic 350, *Intangibles – Goodwill and Other*. During each of December 2009, 2008 and 2007, the Company completed its annual goodwill impairment tests and determined that the Company represented a single reporting unit and as of those dates the fair value of the Company exceeded the carrying value of its net assets. Accordingly, no goodwill impairment was recognized for the years ended December 31, 2009, 2008 and 2007.

(i) TREASURY STOCK

On May 31, 2002, the Company announced that its Board of Directors had approved the repurchase of up to $3,000,000 of the Company's common stock. Such purchases can be made from time to time, at the discretion of certain members of the Company's management. The Company accounts for its common stock repurchases as treasury stock under the cost method. The repurchased stock provides the Company with treasury shares for general corporate purposes, such as stock to be issued under employee stock option and stock purchase plans. In 2002, the Company repurchased 1,047,707 shares of its common stock at a cost of $891,000 pursuant to this repurchase program. The Company has not purchased any shares since 2002.

(j) BASIC AND DILUTED LOSS PER COMMON SHARE

Basic and diluted net losses per share were determined by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is the same as basic net loss per common share for all periods presented, as the effect of the potential common stock equivalents is antidilutive due to the Company's net loss position for all periods presented. Antidilutive securities consist of stock options, warrants and shares issuable under the Company's 2000 Employee Stock Purchase Plan outstanding as of the respective reporting period. Antidilutive securities were 12,884,502, 15,811,573 and 15,643,657 as of December 31, 2009, 2008 and 2007, respectively, consisting of the following:

	As of December 31,		
	2009	2008	2007
Stock options outstanding	11,141,831	10,450,759	9,240,966
Warrants outstanding	1,742,671	5,322,361	6,399,271
Shares issuable under ESPP	—	38,453	3,420
Total antidilutive securities	12,884,502	15,811,573	15,643,657

(k) STOCK-BASED COMPENSATION

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), *Share-Based Payment* (SFAS 123(R)), which established standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, and is now referred to as FASB Codification Topic 718, *Compensation – Stock Compensation.* Topic 718 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. Topic 718 requires that the fair value of such equity instruments be recognized as an expense in the financial statements as services are performed.

(l) OPERATING LEASES

As of December 31, 2009, the Company has one facility located at 45 Moulton Street in Cambridge, Massachusetts under a noncancellable operating lease agreement for office and laboratory space. The rent payments for this facility escalate over the lease term and the Company expenses its obligations under this lease agreement on a straight-line basis over the term of the lease (see Note 8(a)).

(m) NEW ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued ASU No. 2009-13, *Multiple-Deliverable Revenue Arrangements,* ("ASU 2009-13"). ASU 2009-13, amends existing revenue recognition accounting pronouncements that are currently within the scope of FASB Codification Subtopic 605-25 (previously included within EITF Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, or EITF 00-21). The consensus to EITF Issue No. 08-01, *Revenue Arrangements with Multiple Deliverables*, or EITF 08-01, provides accounting principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated. This guidance eliminates the requirement to establish the fair value of undelivered products and services and instead provides for separate revenue recognition based upon management's estimate of the selling price for an undelivered item when there is no other means to determine the fair value of that undelivered item. EITF 00-21 previously required that the fair value of the undelivered item be the price of the item either sold in a separate transaction between unrelated third parties or the price charged for each item when the item is sold separately by the vendor. This was difficult to determine when the product was not individually sold because of its unique features. Under EITF 00-21, if the fair value of all of the elements in the arrangement was not determinable, then revenue was deferred until all of the items were delivered or fair value was determined. This new approach is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company will have to evaluate the impact of this standard on future revenue arrangements that the Company may enter into.

(3) RESEARCH AND DEVELOPMENT COLLABORATIONS

(a) GENENTECH, INC. JUNE 2003 COLLABORATION

(i) Agreement Summary

In June 2003, the Company licensed its proprietary Hedgehog pathway technologies to Genentech for human therapeutic use. The primary focus of the collaborative research plan has been to develop molecules that inhibit the Hedgehog pathway for the treatment of various cancers. The collaboration is currently focused on the development of GDC-0449, a small molecule Hedgehog pathway inhibitor for the treatment of certain other solid tumor cancers. Genentech is currently conducting three clinical trials with GDC-0449 and several additional clinical studies are ongoing by third parties under a collaboration agreement between Genentech and the National Cancer Institute.

Pursuant to the agreement, Genentech made an up-front payment of $8,500,000, which consisted of a $3,509,000 non-refundable license fee payment and $4,991,000 in exchange for shares of the Company's common stock. Genentech also made license maintenance fee payments totaling $4,000,000 over the first two years of the collaboration and agreed to make additional contingent cash payments, assuming specified clinical development and regulatory approval objectives are met. The Company is eligible to receive up to $115,000,000 in contingent cash payments under the collaboration for the development of GDC-0449 or another small molecule, assuming the successful achievement by Genentech and Roche of specified clinical development and regulatory objectives, of which it has received $18,000,000 to date. In addition to these payments, the Company is also eligible to receive royalties on sales of any Hedgehog pathway inhibitor products that are successfully commercialized by Genentech and Roche. For GDC-0449, Curis is entitled to a mid- to high-single digit royalty, which escalates within this range with increasing product sales. In certain specified circumstances, the royalty rate applicable to GDC-0449 may be decreased to a low- to mid-single digit royalty.

As a result of its licensing agreements with various universities, the Company is obligated to make payments to these university licensors when certain payments are received from Genentech. As of December 31, 2009, the Company has incurred aggregate expenses of $900,000 in connection with its receipt of contingent cash payments from Genentech related to such licensing agreements.

The collaboration provides for the development of small molecule and antibody Hedgehog pathway inhibitors for the treatment of cancer. The development of these programs is governed by a joint steering committee which is comprised of an equal number of representatives from both the Company and Genentech to oversee the research, development and commercialization and other efforts around these programs. Each member of the joint steering committee receives the right to cast one vote, but Genentech has the final decision making authority in most matters. The joint steering committee was required to meet on at least a quarterly basis until the filing of the first investigational new drug, or IND, application for a Hedgehog pathway inhibitor product candidate, which occurred in October 2006. After such filing, the joint steering committee shall meet as often as it deems necessary and shall exist as long as any compound under the collaboration is being developed or commercialized in accordance with the contract terms.

Unless terminated earlier, the agreement shall expire six months after the later of the expiration of Genentech's obligation to pay royalties to the Company under the agreement or such time as no activities have occurred under the agreement for a period of twelve months.

(ii) Accounting Summary

The Company considers its June 2003 arrangement with Genentech to be a revenue arrangement with multiple deliverables. The Company's deliverables under this collaboration include an exclusive license to its Hedgehog pathway inhibitor technologies, research and development services for the first two years of the collaboration, and participation on the joint steering committee. The Company applied the provisions of FASB Codification Topic 605-25, *Revenue Recognition, Multiple Element Arrangement* to determine whether the performance obligations under this collaboration could be accounted for separately or should be accounted for as a single unit of accounting. The Company determined that the deliverables, specifically, the license, research and development services and steering committee participation, represented a single unit of accounting because the Company believes that the license, although delivered at the inception of the arrangement, did not have stand-alone value to Genentech without the Company's research and development services and steering committee participation. In addition, objective and reliable evidence of the fair value of the Company's research and development services and steering committee participation could not be determined.

The Company attributed the $3,509,000 up-front fee and the $4,000,000 of maintenance fees to the undelivered research and development services and steering committee participation. The Company did not consider the $4,000,000 in maintenance fees to be substantive milestone payments because receipt of the maintenance fee payments did not meet each of the criteria set forth in the Company's revenue recognition policy related to substantive milestones (see Note 2(c)). As of December 31, 2006, the Company had deferred the $7,509,000 in up-front license fee and maintenance fee payments because, at that time, it could not reasonably estimate the period of performance of its steering committee obligation or when the steering committee obligation would become inconsequential or perfunctory.

During the fourth quarter of 2007, the Company reassessed its participation on the joint steering committee and concluded that its participation in the joint steering committee had become inconsequential and perfunctory. Specifically, the Company believed that its participation on the joint steering committee was no longer essential to the development of Hedgehog pathway inhibitor compounds under the collaboration with Genentech, and the fair value or cost, if any, of completing the Company's obligation was insignificant in relation to the non-refundable up-front license fee and maintenance payments received from Genentech that have been allocated to the single unit of accounting. As a result, the Company recorded the $7,509,000 in up-front license fee and maintenance fee payments as license revenues for the year ended December 31, 2007.

The Company received payments from Genentech totaling $6,000,000 during 2009, $6,000,000 during 2008 and $3,000,000 during 2007 for the achievement of certain clinical development objectives related to GDC-0449. As the Company did not have any further performance obligations under the collaboration, the Company has recorded these amounts as revenue within "License Fees" in the Revenues section of its Consolidated Statement of Operations for the years ended December 31, 2009, 2008 and 2007, respectively. During the years ended December 31, 2009, 2008 and 2007, the Company also recorded revenue within "Research and development contracts" of $229,000, $282,000 and $322,000, respectively, as revenue related to expenses incurred on behalf of Genentech that were paid by the Company and for which Genentech is obligated to reimburse the Company. The Company will continue to recognize revenue for expense reimbursement as such reimbursable expenses are incurred, provided that the provisions of FASB Codification Topic 605-45 are met.

(b) DEBIOPHARM AUGUST 2009 LICENSE AGREEMENT

(i) Agreement Summary

In August 2009, the Company entered into a license agreement with Debiopharm, pursuant to which the Company has granted to Debiopharm a worldwide, exclusive royalty-bearing license, with the right to grant sublicenses, to develop, manufacture, market and sell any product containing Curis' Hsp90 inhibitor technology, including its lead Hsp90 compound under development, CUDC-305, which Debiopharm has since renamed Debio 0932. Debiopharm has assumed all future development responsibility and all future costs related to the development, registration and commercialization of products under the agreement.

Pursuant to the terms of the agreement, the Company has agreed to use its reasonable commercial efforts to transfer to Debiopharm know how, information and clinical materials necessary for Debiopharm to continue the development of products in accordance with the development plan outlined in the agreement, all of which occurred as of December 31, 2009. Furthermore, at no cost to Debiopharm, the Company will provide a reasonable amount of technical, scientific and intellectual property support to the development plan, as requested by Debiopharm, during the first six months of the agreement.

Pursuant to the terms of the agreement, Debiopharm has agreed to undertake reasonable commercial efforts to implement the development plan in the timeframes described in the agreement in order to develop, register and commercialize the product in specified markets and will be solely responsible for all the costs relating thereto. Debiopharm will retain final decision making authority on all development, commercialization, marketing, manufacturing and regulatory matters relating to the product.

As consideration for the exclusive license rights provided in the agreement, and subject to the terms of the agreement, Debiopharm has agreed to pay the Company up to an aggregate of $90,000,000 comprised of the following:

- a $2,000,000 up-front license fee, which the Company received in September 2009, upon the transfer to Debiopharm of certain information specified in the agreement;
- an $8,000,000 payment upon the first regulatory approval in a major market country of an open investigational new drug application in the U.S. or a clinical trial application in Europe to initiate human clinical trials, which the Company earned in February 2010 (see Note 14);
- a payment upon the administration of Debio 0932 in the fifth patient in the first phase I clinical trial; and
- additional contingent payments assuming the successful achievement of additional specified clinical development and regulatory approval objectives.

In addition, Debiopharm will pay the Company:

- up to $524,000 for certain clinical materials from the Company's available stock, if and when requested by Debiopharm;
- a specified percentage of all sublicensing payments received by Debiopharm and its affiliates from sublicensees;
- a specified percentage of royalties Debiopharm and its affiliates receive from sublicensees; and
- a specified percentage of royalties on net sales of products by Debiopharm or its affiliates.

The agreement is effective as of August 5, 2009, and unless terminated earlier will expire, on a country-by-country basis, on the later of (i) the expiration of the last-to-expire valid claim of the Company's patents and joint patents relating to the products, and (ii) the 10th anniversary of the first commercial sale of the product in such country. Pursuant to the agreement, either party can terminate the agreement upon notice under prescribed circumstances, and the agreement specifies the consequences to each party for such early termination.

Curis and Debiopharm have the right to terminate the agreement on short notice under specified circumstances.

(ii) Accounting Summary

The Company considers its arrangement with Debiopharm to be a revenue arrangement with multiple deliverables, or performance obligations. The Company's substantive performance obligations under this collaboration included an exclusive license to its Hsp90 inhibitor technologies, a reasonable amount of technical, scientific and intellectual property support to the development plan, as requested by Debiopharm, during the first six months of the agreement and participation on a steering committee for which the Company received a $2,000,000 up-front, nonrefundable license fee. The Company applied the provisions of FASB Codification Topic 605-25, *Revenue Recognition, Multiple Element Arrangements,* to determine whether the performance obligations under this collaboration could be accounted for separately or as a single unit or multiple units of accounting. The Company determined that these performance obligations represented a single unit of accounting, since, initially, the license does not have stand-alone value to Debiopharm without its technical expertise and steering committee participation during the initial six-month period. In addition, objective and reliable evidence of the fair value of the Company's technical support and steering committee participation could not be determined.

The Company will also provide clinical materials to Debiopharm, if and when requested, for which the Company will receive additional consideration. The Company has determined that this deliverable is a separate unit of accounting from the license and related support, and consideration received would be recognized as revenue in accordance with our revenue policy. During the year ended December 31, 2009, the Company recorded revenue within "Research and development" of $532,000 related to clinical materials expensed by Curis and purchased by Debiopharm. The Company will continue to recognize revenue for expense reimbursement as such reimbursable expenses are incurred, provided that the provisions of FASB Codification Topic 605-45, *Revenue Recognition, Principal Agent Considerations* are met. As of December 31, 2009, the Company had recorded $313,000 as amounts receivable from Debiopharm under this collaboration in "Accounts receivable" in the Company's Current Assets section of its Consolidated Balance Sheets.

The Company's ongoing substantive performance obligations for this single unit of accounting under this collaboration consist of support to Debiopharm during the initial six months of the agreement and participation on a joint steering committee. The joint steering committee is comprised of four members, two from each company. Debiopharm retains final decision making authority on all development, commercialization, marketing, manufacturing and regulatory matters relating to any product candidates. The joint steering committee's function is limited to facilitation of the collaboration, including providing a contractual mechanism of information exchange related to the product candidates being developed. The joint steering committee has no authority to make changes to the development plan, which can only be revised by Debiopharm upon advance notice to the Company. The Company has determined that its joint steering committee obligation is participatory for the initial six-month period in which it is also required to provide technical support. The Company's main contribution during this time is to support Debiopharm's preparation of the clinical trial application filing with regulatory authorities, which was filed in the fourth quarter of 2009. After January 2010, substantially all activities around the implementation and management of the development plan become the sole responsibility of Debiopharm, at which time, the Company believes that its role on the joint steering committee becomes protective and inconsequential or perfunctory. The Company has therefore estimated that its participation on the joint steering committee should only factor into the performance period as it relates to the six-month period in which the Company has a participatory role. Because the Company estimates that its level of effort would be consistent over the six-month term of the arrangement, the Company is accounting for the arrangement under the proportional performance method.

The $2,000,000 up-front fee is being recognized ratably as the research and joint steering committee services are being provided over the estimated six-month performance period, through January 2010, at a rate of $333,000 per month. During the year ended December 31, 2009, the Company recorded revenue of $1,667,000 related to the Company's efforts under the Debiopharm arrangement, which was recorded in "License Fees" in the Company's Revenues section of its Consolidated Statement of Operations.

The Company believes that contingent payments tied to preclinical, clinical development and drug approval objectives under this collaboration would not constitute substantive milestones since the successful achievement of these objectives would not meet each of the criteria set forth in the Company's revenue recognition policy related to substantive milestones. Accordingly, the Company would recognize such contingent payments as revenue at the time the contingent payment is earned in an amount equal to the percentage of the performance period completed when the contingent payment is earned, multiplied by the total amount of the contingent payment. The remaining portion of the contingent payment would be recognized over the remaining performance period using the proportional performance method. For any contingent payments received by the Company subsequent to the conclusion of the performance period, the Company would have no future deliverables under the agreement, and the Company expects that it would record any such contingent payments as revenue in "License Fees" in the Company's Revenues section of its Consolidated Statement of Operations when the milestones are met and payable.

(c) GENENTECH APRIL 2005 WNT DRUG DISCOVERY COLLABORATION

(i) Collaboration Summary

On April 1, 2005, the Company entered into a drug discovery collaboration agreement with Genentech for the discovery and development of small molecule compounds that modulate the Wnt signaling pathway. This pathway is believed to play an important role in cell proliferation and is a regulator of tissue formation and repair, the abnormal activation of which is associated with certain cancers. Under the terms of the agreement, the Company has granted Genentech an exclusive, royalty-bearing license to make, use and sell the small molecule compounds that are modulators of the pathway. Curis has retained the rights for ex vivo cell therapy, except in the areas of oncology and hematopoiesis.

Under the terms of the agreement, the Company had primary responsibility for research and development activities through March 2007 and Genentech is primarily responsible for clinical development, manufacturing, and commercialization of products that may result from the collaboration. Genentech paid the Company an up-front license fee of $3,000,000 and paid the Company $5,270,000 for research and development activities during the two-year research term which ended March 31, 2007. Genentech will make cash payments to the Company that are contingent upon the successful achievement of certain preclinical and clinical development objectives and drug approval objectives. Genentech will also pay the Company royalties on net product sales if product candidates derived from the collaboration are successfully developed. If Genentech does not advance drug candidates generated under this collaboration beyond the discovery research stage, the Company is not entitled to receive any future cash payments under this collaboration. The Company can not predict whether Genentech will pursue the further development of drug candidates under the agreement and/or whether any development objectives for which the Company may be entitled to a cash payment will be achieved.

(ii) Accounting Summary

The Company considered this arrangement with Genentech to be a revenue arrangement with multiple deliverables. The Company's deliverables under this collaboration included an exclusive license to its technologies in this signaling pathway and certain performance obligations, including research services and participation on a steering committee for two years. The Company applied the provisions of FASB Codification Topic 605-25 and determined that these deliverables represented a single unit of accounting, since the Company believed that the license did not have stand-alone value to Genentech without the Company's research services and steering committee participation during certain phases of research and because objective and reliable evidence of the fair value of the Company's research and steering committee participation could not be determined.

The Company's performance obligations under this collaboration consist of participation on a steering committee and the performance of research services. Because the Company believed that it could reasonably estimate its level of effort over the term of the arrangement, the Company accounted for the arrangement under the relative performance method. The $3,000,000 up-front fee plus $5,270,000, the total amount of research funding which the Company was entitled to for providing full-time equivalents during the two year research term, was attributed to the research services.

The Company recorded revenue under this collaboration of $1,577,000 during the year ended December 31, 2007. Of this amount, approximately $938,000 was attributed to the amortization of the up-front license fee and is included in "License fees" within the Revenues section of the Company's Consolidated Statement of Operations for the year ended December 31, 2007. In addition, the Company recorded $639,000 related to research services performed by the Company's full-time equivalent researchers for the year ended December 31, 2007, and is included within "Research and development contracts" within the Revenues section of the Company's Consolidated Statement of Operations. No revenues were recognized under this agreement with Genentech in 2009 and 2008.

The Company believes that contingent payments tied to preclinical, clinical development and drug approval objectives under this collaboration would not constitute substantive milestones since the successful achievement of these objectives would not meet each of the criteria set forth in the Company's revenue recognition policy related to substantive milestones. For any future contingent payments received by the Company, the Company would have no future deliverables under the agreement because its performance period ended on March 31, 2007. The Company therefore expects that it would record any such contingent payments as revenue in "License Fees" in the Company's Revenues section of its Consolidated Statement of Operations when the milestones are met.

(e) STRYKER

On December 27, 2007, the Company completed a transaction with Stryker, under the terms of which Stryker paid the Company $1,750,000 in cash in exchange for the sale and assignment of all of the Company's remaining BMP assets. As a result of the transaction, Stryker assumed all future costs subsequent to the December 27, 2007 effective date related to maintenance and prosecution of the patent portfolio. The Company completed the transfer of all assets during the first quarter of 2008, at which time no material ongoing performance obligations remained under the agreement. Accordingly, the Company recorded $1,750,000 as license revenue within the Revenues section of the Consolidated Statement of Operations for the year ended December 31, 2008. No revenues were recognized under this agreement in 2009.

Under the terms of the agreement, the Company is entitled to contingent cash payments related to certain clinical development and sales objectives, if achieved. The Company believes that these contingent payments would not constitute substantive milestones since the successful achievement of these objectives would not meet each of the criteria set forth in the Company's revenue recognition policy related to substantive milestones. Accordingly, the Company would recognize such contingent payments as revenue in "License Fees" in the Company's Revenues section of its Consolidated Statement of Operations when the milestones are met because the Company would has no future deliverables under the agreement.

In connection with its transaction with Stryker, the Company entered into a separate agreement in December 2007 with a former collaborator, to which the Company had previously licensed a portion of its BMP technology. In exchange for the rights to transfer the licensed technology to Stryker and to place previously agreed-upon financial consideration under such transfer, the Company was obligated to make a one-time payment of $750,000 to the former collaborator, which has been recorded in "Research and Development" line item of the Costs and Expenses section of the Company's Consolidated Statement of Operations for the year ended December 31, 2007. In connection with its receipt of any contingent payments from Stryker, the Company would also be required to make payments of up to $14,000,000 to this former third-party collaborator if such payments are made for product candidates or products that are designed to treat certain indications affecting chronic kidney disease patients.

(4) FORMER COLLABORATIONS

(a) WYETH PHARMACEUTICALS

(i) Agreement Summary

On January 12, 2004, the Company licensed its Hedgehog proteins and small molecule Hedgehog pathway agonists to Wyeth Pharmaceuticals, or Wyeth, for therapeutic applications in the treatment of neurological and other disorders. Pursuant to the collaboration agreement, Wyeth agreed to make specified cash payments, including up-front payments of $3,000,000, which consisted of a $1,362,000 non-refundable license fee payment and $1,638,000 in exchange for 315,524 shares of the Company's common stock.

On May 6, 2008 the agreement terminated. On the termination date, the licenses granted by the Company to Wyeth terminated and all terminated license rights reverted to the Company.

(ii) Accounting Summary

The Company considered its arrangement with Wyeth to be a revenue arrangement with multiple deliverables, or performance obligations. The Company's performance obligations under this collaboration included an exclusive license to its Hedgehog agonist technologies and performing services, including research and development services for at least two years and participation on a steering committee. The Company applied the provisions of FASB Codification Topic 605-25, *Revenue Recognition, Multiple Element Arrangements,* to determine whether the performance obligations under this collaboration could be accounted for separately or as a single unit or multiple units of accounting. The Company determined that these performance obligations represented a single unit of accounting, since the Company believed that the license did not have stand-alone value to Wyeth without its research services and steering committee participation and because objective and reliable evidence of the fair value of the Company's research and steering committee participation could not be determined. Because the Company believed that it could reasonably estimate its level of effort over the term of the arrangement, the Company accounted for the arrangement under the relative performance method.

The $1,362,000 up-front license fee plus $7,250,000, the total amount of research funding which the Company was entitled to for providing an average of 7.25 full-time equivalents over the four-year performance period at a rate of $250,000 each (eight full-time equivalents over the first three years and five full-time equivalents over the last year), was attributed to the research services.

During the years ended December 31, 2008 and 2007, the Company recorded revenue of $299,000 and $1,968,000, respectively, related to the Company's research efforts under the Wyeth arrangement, of which $103,000 and $439,000, respectively, were recorded in "License Fees" and $196,000 and $1,332,000, respectively, were recorded in "Research and development contracts" in the Company's Revenues section of its Consolidated Statement of Operations. Included within "Research and development contracts", the Company recorded $62,000 and $197,000 for the years ended

December 31, 2008 and 2007, respectively, as revenue related to expenses incurred on behalf of Wyeth that were paid by the Company and for which Wyeth is obligated to reimburse the Company. No revenues were recognized under this agreement in 2009.

(b) PROCTER & GAMBLE

On September 18, 2005, the Company entered into a collaboration, research and license agreement with Procter & Gamble to evaluate and seek to develop potential treatments for hair growth regulation and skin disorders utilizing the Company's Hedgehog agonist technology. On May 9, 2007, Procter & Gamble notified the Company of Procter & Gamble's decision to terminate the collaboration effective November 9, 2007.

Under the agreement, Procter & Gamble paid the Company an up-front license fee of $500,000, $920,000 for research and development activities during the research term which ended November 2007 and a contingent cash payment of $1,000,000 related to achievement of a development objective outlined in the agreement.

The Company recorded revenue under this collaboration of $1,878,000 during the year ended December 31, 2007. Of this amount, $1,242,000 were attributed to the amortization of (i) the up-front license fee and (ii) a contingent cash payment that did not constitute a substantive milestone since the successful achievement of these objectives did not meet each of the criteria set forth in the Company's revenue recognition policy related to substantive milestones. This amount is included in the "License fees" line item within the Revenues section of the Company's Consolidated Statement of Operations for the year ended December 31, 2007. Of the remaining amounts for the year ended December 31, 2007, $548,000 was related to research services performed by the Company's two full-time equivalents, and $88,000 related to expenses incurred on behalf of Procter & Gamble by the Company for which Procter & Gamble was obligated to reimburse the Company. These amounts are included within the "Research and development contracts" line item within the Revenues section of the Company's Consolidated Statement of Operations. The Company did not record any revenues under this agreement for the years ended December 31, 2009 and 2008.

(5) STOCK PLANS AND STOCK BASED COMPENSATION

2000 Stock Incentive Plan

In March 2000, the Board of Directors adopted and, in June 2000, the stockholders approved, the 2000 Stock Incentive Plan (the 2000 Plan), which permits the grant of incentive and non-qualified options to purchase the Company's common stock as well as the issuance of restricted common stock and other stock-based awards. Beginning on January 1, 2001 and continuing through January 1, 2010, the number of shares of common stock reserved for issuance under the 2000 Plan was automatically increased by the lesser of 1,000,000 shares or 4% of outstanding stock on January 1 of each year. As of December 31, 2009, the number of shares of common stock reserved for issuance under the 2000 Plan is 19,000,000 and 4,247,982 shares are available for grant under the 2000 Plan, which terminates March 28, 2010. The Company intends to implement a new plan in 2010, subject to stockholder approval.

The 2000 Plan permits the granting of incentive and non-qualified stock options and stock awards to employees, officers, directors, and consultants of the Company and its subsidiaries at prices determined by the Company's Board of Directors. Awards of stock may be made to consultants, directors, employees or officers of the Company and its subsidiaries, and direct purchases of stock may be made by such individuals also at prices determined by the Board of Directors. Options become exercisable as determined by the Board of Directors and expire up to 10 years from the date of grant. Awards issued under the 2000 Plan have generally consisted of stock options that typically vest over a four-year period and that are issued with exercise prices equal to the closing market price of the Company's common stock on the NASDAQ Global Market on the grant date. The Company has, however, also issued stock options that vest over shorter periods, stock options with performance conditions, as well as restricted stock and unrestricted stock awards.

During the year ended December 31, 2009, the Company's Board of Directors granted options to purchase 1,160,000 shares of the Company's common stock to officers and employees of the Company under the 2000 Plan. These options become exercisable or "vest" over a four-year period and bear exercise prices that are equal to the closing market price of the Company's common stock on the NASDAQ Global Market on the respective grant dates.

During the year ended December 31, 2009, the Company's Board of Directors also granted options to its non-employee directors to purchase 175,000 shares of common stock under the 2000 Plan. All of these options were fully vested on the grant date and bear exercise prices that are equal to the closing market price of the Company's common stock on the NASDAQ Global Market for the grant date.

On October 24, 2008, in consideration for the reduction of his annual base salary, the Board of Directors granted to the Chief Operating and Chief Financial Officer a restricted stock award under the 2000 Plan for 79,113 shares of common stock at a purchase price of $0.01 per share which vested monthly over a twelve-month period beginning November 24, 2008. The only substantive restriction on the award related to a one-year service condition to achieve full vesting of the award. The restricted common stock was subject to a right of repurchase by the Company, which lapsed on October 24, 2009. The closing price of the common stock on October 24, 2008 was $0.79 per share, which was also the weighted average grant date fair value of the restricted stock. Accordingly, the Company recognized $62,000 in compensation expense over the one-year period; $52,000 for the year ended December 31, 2009 and $10,000 for the year ended December 31, 2008. No shares of common stock granted under this award remained unvested at December 31, 2009.

2000 Director Stock Option Plan

In March 2000, the Board of Directors adopted and, in June 2000, the shareholders approved the 2000 Director Stock Option Plan (the 2000 Director Plan). The 2000 Director Plan provides for the grant of non-qualified options to non-employee directors as follows: (i) upon his or her initial election, each non-employee director receives an option to purchase 25,000 shares of the Company's common stock that vests over a four-year period and that is issued with an exercise price that is equal to the closing price of the Company's common stock on the grant date; and (ii) each director receives an annual grant of a stock option to purchase 5,000 shares of the Company's common stock that vests and becomes exercisable upon the grant date and that is issued with an exercise price that is equal to the closing price of the Company's common stock on the grant date.

During the year ended December 31, 2009, the Company's Board of Directors granted options to its Board of Directors to purchase 45,000 shares of common stock under the 2000 Director Plan, which fully vested on the grant date of February 5, 2009. The exercise price of each of these options is equal to the closing market price of the Company's common stock on the NASDAQ Global Market on the date of grant. As of December 31, 2009, the number of shares of common stock subject to issuance under the 2000 Director Plan is 500,000 and there are no shares available for future grant under this plan.

2000 Employee Stock Purchase Plan

In March 2000, the Board of Directors adopted and, in June 2000, the stockholders approved, the 2000 Employee Stock Purchase Plan (the ESPP). The Company has reserved 1,000,000 of its shares of common stock for issuance under the ESPP. Eligible employees may purchase shares at 85% of the lower closing market price at the beginning or ending date of the purchase period, as defined. The Company has two six-month purchase periods per year. During the year ended December 31, 2009, 192,672 shares were issued under the ESPP and there are no shares available for future purchase under the ESPP.

A summary of stock option activity under the 2000 Plan and the 2000 Director Plan is summarized as follows:

	Number of Shares	Weighted Average Exercise Price per Share
Outstanding, December 31, 2008 (7,218,825 exercisable at weighted average price of $3.23 per share)	10,450,759	$2.67
Granted—employees	1,380,000	1.18
Exercised	(437,802)	1.43
Cancelled	(251,126)	4.24
Outstanding, December 31, 2009 (8,068,622 exercisable at weighted average price of $2.95 per share)	11,141,831	$2.50
Vested and unvested expected to vest	11,037,639	$2.51

The table below summarizes options outstanding and exercisable at December 31, 2009:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price per Share	Number of Shares	Weighted Average Exercise Price per Share
$0.79 - $1.09	1,963,125	8.25	$1.00	763,687	$0.97
1.20 - 1.39	2,087,979	7.31	1.38	1,048,315	1.38
1.43 - 1.57	2,702,220	6.27	1.50	2,044,400	1.51
1.67 - 3.63	1,862,671	4.04	2.49	1,693,608	2.53
3.75 - 4.90	1,869,000	3.93	4.15	1,861,776	4.15
4.95 - 29.26	656,836	1.84	9.96	656,836	9.96
	11,141,831	5.79	$2.50	8,068,622	$2.95

At December 31, 2009, the aggregate intrinsic value of employee options outstanding was $14,248,000, of which $8,293,000 related to exercisable options, and the weighted average remaining contractual life of vested stock options was 5.82 years. The weighted average grant-date fair values of stock options granted during the years ended December 31, 2009, 2008 and 2007 were $0.82, $0.91 and $1.10, respectively. As of December 31, 2009, there was approximately $2,171,000, including the impact of estimated forfeitures, of unrecognized compensation cost related to unvested employee stock option awards outstanding under the 2000 Plan that is expected to be recognized as expense over a weighted average period of 2.6 years. The intrinsic value of employee stock options exercised during the years ended December 31, 2009, 2008 and 2007 were $515,000, $38,000 and $13,000, respectively. The total fair value of vested stock options for the years ended December 31, 2009, 2008 and 2007 were $1,593,000, $2,003,000 and $3,300,000, respectively.

In determining the fair value of stock options, the Company uses the Black-Scholes option pricing model. The Black-Scholes option pricing model employs the following key assumptions for employee option grants issued in each of the following years:

	For the Year Ended December 31,		
	2009	2008	2007
Expected term (years)—Employees	6.0	3.0-6.0	5.5-7.0
Expected term (years)—Directors	6.0	7.0	7.0
Risk-free interest rate	2.1-2.6%	1.7-3.4%	3.6-4.9%
Expected volatility	67-82%	71-93%	90-97%
Expected dividend yield	None	None	None

The expected volatility is based on the annualized daily historical volatility of the Company's stock price through the end of the reporting period for a time period consistent with the expected term of a grant. Management believes that the historical volatility of the Company's stock price best represents the volatility of the stock price. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company does not anticipate declaring dividends in the foreseeable future.

The stock price volatility and expected terms utilized in the calculation involve management's best estimates at that time, both of which impact the fair value of the option calculated under the Black-Scholes methodology and, ultimately, the expense that will be recognized over the life of the option. GAAP also requires that the Company recognize compensation expense for only the portion of options that are expected to vest. Therefore, management calculated an estimated annual pre-vesting forfeiture rate that is derived from historical employee termination behavior since the inception of the Company, as adjusted. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods.

For the years ended December 31, 2009, 2008 and 2007, the Company recorded compensation expense related to its ESPP and calculated the fair value of shares expected to be purchased under the ESPP using the Black-Scholes model with the following assumptions:

	For the Year Ended December 31,		
	2009	2008	2007
Compensation expense recognized under ESPP	$ 72,000	$ 73,000	$ 64,000
Expected term	6 months	6 months	6 months
Risk-free interest rate	0-0.3%	0-1.9%	3.3-5.0%
Volatility	70-86%	75-86%	64-71%
Dividends	None	None	None

Stock-based compensation for employees for the years ended December 31, 2009, 2008 and 2007 of $1,750,000, $2,182,000 and $3,105,000, respectively, was calculated using the above valuation models and has been included in the Company's results of operations. No income tax benefit has been recorded as the Company has recorded a full valuation allowance and management has concluded that it is not likely that the net deferred tax asset will be realized (see Note 10).

Non-Employee Grants

The Company has periodically granted stock options and unrestricted stock awards to consultants for services. The options are typically issued at their fair market value on the date of grant and have various vesting dates from date of grant, ranging from several months up to four years. In addition, certain non-employee options may vest only upon the achievement of performance objectives. Should the Company terminate the consulting agreements, any unvested options will be cancelled. Unvested non-employee options are marked-to-market, which means that as the Company's stock price fluctuates, the related expense either increases or decreases. The Company recognized expense of $104,000, $24,000 and $85,000 related to non-employee stock options and stock awards for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, the Company had recorded $16,000 in deferred compensation related to unvested non-employee options.

For the years ended December 31, 2009, 2008 and 2007, the Company recorded employee and non-employee stock-based compensation expense to the following line items in its Costs and Expenses section of the Consolidated Statements of Operations and Comprehensive Loss:

	For the Year ended December 31,		
	2009	2008	2007
Research and development expenses	$ 688,000	$ 743,000	$ 803,000
General and administrative expenses	1,166,000	1,463,000	2,387,000
Total stock-based compensation expense	$1,854,000	$2,206,000	$3,190,000

(6) PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,	
	2009	2008
Laboratory equipment, computers and software	$ 3,203,000	$ 3,971,000
Leasehold improvements	6,258,000	6,254,000
Office furniture and equipment	307,000	380,000
	9,768,000	10,605,000
Less—Accumulated depreciation and amortization	(9,053,000)	(9,157,000)
Total	$ 715,000	$ 1,448,000

The Company recorded depreciation and amortization expense of $751,000, $999,000 and $1,302,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

During the year ended December 31, 2009, the Company identified certain of its fully depreciated assets that were no longer being used. As a result, the Company wrote off gross assets, and related accumulated depreciation, totaling $857,000.

The Company will continue to review its estimate of remaining useful lives related to assets currently being used on the Company's remaining programs. Any future changes to the estimated useful lives of the Company's assets could have a material impact on its financial statements.

(7) ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31,	
	2009	2008
Accrued compensation	$ 501,000	$111,000
Professional fees	157,000	137,000
Facility-related costs	194,000	262,000
Other	157,000	114,000
Total	$1,009,000	$624,000

(8) COMMITMENTS

(a) OPERATING LEASES

The Company has a noncancellable operating lease agreement for office and laboratory space that expires on December 31, 2010. The Company's remaining operating lease commitments for all leased facilities is $948,000 for the year ending December 31, 2010. The Company expects that it will enter into a new lease agreement during the first half of 2010 at either its current or a new location, but currently has no obligations beyond 2010.

Rent expense for all operating leases was $776,000, $776,000 and $541,000 for the years ended December 31, 2009, 2008 and 2007, respectively, net of settlement proceeds received during 2007 and facility sublease income of $262,000 in 2007.

(b) LICENSE AGREEMENTS

The Company licenses a significant portion of its technology from several universities and foundations. In exchange for the right to use licensed technology in its research and development efforts, the Company has entered into various license agreements. These agreements generally stipulate that the Company pays an annual license fee and is obligated to pay royalties on future revenues, if any, resulting from use of the underlying licensed technology. Such revenues may include, for example, up-front license fees, contingent payments upon collaborators' achievement of development and regulatory objectives, and royalties. In addition, some of the agreements commit the Company to make contractually defined payments upon the attainment of scientific or clinical milestones. The Company expenses these payments as incurred and expects to expense royalty payments as related future product sales, if any, are recorded. The Company accrues expenses for scientific and clinical objectives over the period that the work required to meet the respective objective is completed, provided that the Company believes that the achievement of such objective is probable. The Company incurred license fee expenses of $193,000, $165,000 and $199,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

(9) WARRANTS

As of December 31, 2009, the Company has warrants to purchase an aggregate of 1,742,671 shares of its common stock outstanding. These warrants are issued in connection with an August 2007 private placement in which the Company issued warrants to purchase 4,770,859 shares of its common stock at an exercise price of $1.02 per share, all of which has been accounted for as equity in accordance with GAAP. The warrants are generally exercisable for cash until August 8, 2012. During the year ended

December 31, 2009, certain of these warrants were exercised to purchase an aggregate of 3,028,188 shares of the Company's common stock, providing approximately $3,089,000 in cash proceeds to the Company.

The warrants include a mandatory conversion provision such that, in the event that the closing price of the Company's common stock as listed on NASDAQ equals or exceeds $2.50 per share for thirty consecutive days, then the Company may require the mandatory exercise of the warrants provided that the Company simultaneously requires the mandatory exercise of all warrants then outstanding under this private placement. On the thirty-day period ending January 4, 2010, the closing price of the Company's common stock had exceeded $2.50 per share for 30 consecutive days and the Company had provided notice of the mandatory exercise provision of the warrants. In February 2010, the Company received proceeds of $1,778,000 upon the exercise of the remaining warrants to purchase 1,742,671 shares of the Company's common stock under this private placement.

(10) INCOME TAXES

For the years ended December 31, 2009, 2008 and 2007, the Company did not record any federal or state income tax expense given its continued operating losses.

The provision for income taxes for continuing operations was at rates different from the U.S. federal statutory income tax rate for the following reasons:

	For the Year Ended December 31,		
	2009	2008	2007
Statutory federal income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	6.0%	5.7%	5.2%
Research and development tax credits	2.6%	3.3%	7.4%
Deferred compensation	(1.6%)	(3.2%)	(6.9%)
NOL expirations	(36.1%)	(53.7%)	(70.3%)
Effect of change in state rate	(11.9%)	—%	—%
Other	(1.5%)	(2.6%)	(0.2%)
Net increase (decrease) in valuation allowance	8.5%	16.5%	30.8%
Effective income tax rate	—%	—%	—%

Deferred tax assets and deferred tax liabilities are recognized based on temporary differences between the financial reporting and tax basis of assets and liabilities using future expected enacted rates. A valuation allowance is recorded against deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized.

The principle components of the Company's deferred tax assets at December 31, 2009 and 2008, respectively are as follows:

	December 31,	
	2009	2008
Deferred Tax Assets:		
Net operating loss carryforwards	$ 69,825,000	$ 69,826,000
Research and development tax credit carryforwards	9,944,000	9,814,000
Depreciation and amortization	1,899,000	1,819,000
Capitalized research and development expenditures	22,837,000	24,295,000
Deferred revenue	187,000	—
Impairment of investments	121,000	124,000
Stock options	2,171,000	1,864,000
Accrued expenses and other	64,000	140,000
Total Gross Deferred Tax Asset	107,048,000	107,882,000
Valuation Allowance	(107,048,000)	(107,882,000)
Net Deferred Tax Asset	$ —	$ —

The classification of the above deferred tax assets is as follows:

	December 31,	
	2009	2008
Deferred Tax Assets:		
Current deferred tax assets	$ 245,000	$ 127,000
Non-current deferred tax assets	106,803,000	107,755,000
Valuation Allowance	(107,048,000)	(107,882,000)
Net Deferred Tax Asset	$ —	$ —

As of December 31, 2009, the Company had federal and state net operating losses ("NOLs") of $197,880,000 and $48,218,000, respectively, and federal and state research and experimentation credit carryforwards of approximately $8,114,000 and $2,773,000, respectively, which will expire at various dates starting in 2010 through 2029. The Company had $8,082,000 of federal net operating losses generated in 1994 and $9,231,000 of Massachusetts net operating losses generated in 2004 that expired in 2009. As required by GAAP, the Company's management has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets, and has determined that it is not more likely than not that the Company will recognize the benefits of the deferred tax assets. Accordingly, a valuation allowance of approximately $107,048,000 has been established at December 31, 2009. The benefit of deductions from the exercise of stock options is included in the NOL carryforwards. The benefit from these deductions will be recorded as a credit to additional paid-in capital if and when realized through a reduction of cash taxes.

Utilization of the NOL and R&D credit carryforwards may be subject to a substantial annual limitation under Section 382 of the Internal Revenue Code of 1986 due to ownership change limitations that have occurred previously or that could occur in the future. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the Company's formation because the Company continues to maintain a full valuation allowance on its NOL and R&D credit carryforwards. In addition, there could be additional ownership changes in the future, which may result in additional limitations in the utilization of the carryforward NOLs and credits, and the Company does not expect to have any taxable income for the foreseeable future.

In June 2006, the FASB Codification Topic 740, *Income Taxes*. This statement clarifies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company's financial statements. The Company adopted Topic 740 on January 1, 2007. At the adoption date of January 1, 2007, and also at December 31, 2009, the Company had no unrecognized tax benefits. The Company has not, as yet, conducted a study of its research and development credit carryforwards. This study may result in an adjustment to the Company's research and development credit carryforwards, however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position under Topic 740. A full valuation allowance has been provided against the Company's research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the consolidated balance sheet or statement of operations if an adjustment were required.

The tax years 1995 through 2008 remain open to examination by major taxing jurisdictions to which the Company is subject, which are primarily in the United States ("U.S."), as carryforward attributes generated in years past may still be adjusted upon examination by the Internal Revenue Service ("IRS") or state tax authorities if they have or will be used in a future period. The Company is currently not under examination by the Internal Revenue Service or any other jurisdictions for any tax years. The Company recognizes both accrued interest and penalties related to unrecognized benefits in income tax expense. The Company has not recorded any interest and penalties on any unrecognized tax benefits since its inception.

(11) RETIREMENT SAVINGS PLAN

The Company has a 401(k) retirement savings plan covering substantially all of the Company's employees. Matching Company contributions are at the discretion of the Board of Directors. For the years ended December 31, 2009 and 2007, the Board of Directors authorized matching contributions of $249,000 and $129,000, respectively. The Board of Directors did not authorize matching contributions for the year ended December 31, 2008.

(12) RELATED PARTY TRANSACTIONS

The Company and Joseph M. Davie, Ph.D., M.D., a member of the Company's Board of Directors, entered into a consulting agreement, which was approved by the Board of Directors on August 23, 2006 with an effective date of June 19, 2006, the date on which Dr. Davie commenced the performance of consulting services for the Company as the Interim Chief Scientific Officer, as amended on October 30, 2006. This agreement expired on June 19, 2007 in accordance with its terms. In consideration for the services rendered by Dr. Davie to the Company, the Company agreed to pay Dr. Davie compensation in the amount of $4,000 per day for each day of consulting work, or $500 per hour for portions thereof. For the year ended December 31, 2007, the Company had incurred $8,000 in related consulting expenses in its Consolidated Statement of Operations.

On September 14, 2006, the Company and Dr. Davie entered into a Scientific Advisory and Consulting Agreement pursuant to which Dr. Davie agreed to serve as Chairman of the Company's Scientific Advisory Board. The term of this agreement is for a period of five years. Either party may terminate this agreement by providing thirty days' written notice to the other party. In consideration for the services rendered by Dr. Davie to the Company, the Company agreed to pay Dr. Davie an annual retainer of $25,000. Such retainer became effective upon the expiration of the consulting agreement for services as interim Chief Scientific Officer on June 19, 2007. For the years ended December 31, 2009, 2008 and 2007, the Company incurred $25,000, $25,000 and $13,000, respectively, in Scientific Advisory Board services provided by Dr. Davie. As of December 31, 2009, $6,000 was included in "Accounts payable" in the Company's Consolidated Balance Sheet.

In connection with the Scientific Advisory Board agreement, the Board also granted to Dr. Davie an option, pursuant to the 2000 Plan, to purchase 35,000 shares of common stock of the Company at an exercise price equal to $1.72, which was the closing price of the common stock of the Company on the NASDAQ Global Market on September 14, 2006, the date of grant. These options vest quarterly over a four-year period.

(13) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following are selected quarterly financial data for the years ended December 31, 2009 and 2008:

	Quarter Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
Revenues	$ 6,037,127	$ 63,263	$ 765,313	$ 1,724,237
Income (loss) from operations	1,025,994	(4,247,658)	(4,097,159)	(2,726,087)
Income (loss) applicable to common stockholders	1,125,059	(4,181,386)	(4,060,296)	(2,705,978)
Basic and diluted net income (loss) per share	$ 0.02	$ (0.07)	$ (0.06)	$ (0.04)
Shares used in computing basic net income (loss) per share	63,595,755	63,654,519	66,270,778	66,673,878
Shares used in computing diluted net income (loss) per share	68,455,453	63,654,519	66,270,778	66,673,878
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Revenues	$ 2,067,583	$ 3,107,810	$ 86,721	$ 3,104,503
Loss from operations	(3,823,723)	(2,217,682)	(4,775,516)	(2,302,723)
Loss applicable to common stockholders	(3,430,667)	(1,964,556)	(4,571,451)	(2,156,424)
Basic and diluted net loss per share	$ (0.05)	$ (0.03)	$ (0.07)	$ (0.03)
Shares used in computing basic and diluted net loss per share	63,245,538	63,337,647	63,435,070	63,492,498

The net loss amount presented above for the quarter ending December 31, 2009 includes $1,000,000 of license revenue recognized under the Debiopharm August 2009 license agreement.

The net loss amount presented above for the quarter ending December 31, 2008 includes $3,000,000 of license revenue recognized under the Genentech June 2003 collaboration.

(14) SUBSEQUENT EVENTS

The Company has evaluated all subsequent events to ensure that this Form 10-K includes appropriate disclosure of events both recognized in the financial statements as of December 31, 2009, and events which occurred subsequent to December 31, 2009 but were not recognized in the financial statements.

The following subsequent events were not recognized in the financial statements as of December 31, 2009:

Registered Direct Offering

On January 22, 2010, the Company entered into a placement agent agreement with RBC Capital Markets Corporation and Rodman & Renshaw, LLC relating to the Company's registered direct offering, issuance and sale to a select group of investors of 6,449,288 units with each unit consisting of (i) one share of the Company's common stock, par value $0.01 per share and (ii) one warrant to purchase 0.25 of a share of common stock at a purchase price of $2.52 per unit. The initial per share exercise price of the warrants is $3.55. The warrants are exercisable at any time on or after the date of issuance and will be exercisable for a period of five years, ending January 27, 2015. The Company received net proceeds from the sale of the units, after deducting offering expenses, of approximately $15,000,000.

Contingent Payment under Debiopharm Agreement

In February 2010, Debiopharm notified the Company that French regulatory authorities had accepted its clinical trial application for Debio 0932, an Hsp90 inhibitor. As a result, the Company has earned an $8,000,000 payment from Debiopharm under the parties' August 2009 license agreement. The Company expects that it will receive this payment during the first quarter of 2010.

Certain stock options to purchase a total of 816,500 shares of the Company's common stock were issued to employees of the Company in 2008 and 2007 in which vesting is tied to a performance condition. These options immediately vest upon the consummation of a collaboration, licensing or other similar agreement regarding programs under the Company's targeted cancer programs that includes an up-front cash payment of at least $10,000,000 excluding any equity investment in the Company and subject to the employee's continued employment. The Company's Compensation Committee of its Board of Directors has determined that this $8,000,000 payment, in addition to the $2,000,000 license fee paid by Debiopharm in August 2009, met the performance condition underlying these options as the total cash consideration received will equal $10,000,000. Receipt of this payment will result in the acceleration of vesting of these options and the Company will record approximately $467,000 in additional stock compensation expense during the first quarter of 2010.

In February 2010, the Compensation Committee of the Company's Board of Directors approved discretionary bonuses to its executive officers for an aggregate of $475,000. Payments of these bonuses are tied to the achievement of regulatory milestones by Debiopharm and the receipt of related contingent cash payments from Debiopharm, including two-thirds due from the acceptance of its clinical trial application noted above and one-third due upon treatment of the fifth patient in the phase I clinical trial. Because the payment from Debiopharm was contingent upon acceptance of its application by a regulatory authority and outside of the control of Debiopharm or the Company, regulatory approval and related payment of the $8,000,000 was not considered probable at December 31, 2009. As a result, none of the bonuses were accrued liabilities as of December 31, 2009. Since acceptance occurred during the first quarter of 2010, the Company expects that it will recognize the related expense in the three months ended March 31, 2010.

Micromet Settlement

On February 4, 2010, the Company entered into a settlement, mutual release and termination agreement with Micromet, Inc. to resolve a claim filed by the Company with the American Arbitration Association, relating to a June 2001 Agreement for the Purchase and Sale of Single Chain Peptide

Business between the Company and Micromet's wholly owned subsidiary Micromet AG under which Micromet AG acquired from the Company certain intellectual property assets relating to single chain antibodies, including patents and license agreements. Pursuant to this agreement, Micromet has made a final payment of $4,000,000 to the Company in order to settle the dispute and discharge and terminate all future payment obligations that would have arisen under the June 2001 agreement. During 2010, the Company incurred approximately $1,500,000 in legal fees and expenses through the settlement date which will be applied against these proceeds for the quarter ended March 31, 2010.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls & Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2009, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's report on internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is included in Item 8 of this annual report on Form 10-K and is incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNACE

Information concerning directors that is required by this Item 10 is set forth in our proxy statement for our 2010 annual meeting of stockholders under the headings "Directors and Nominees for Director," "Board Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance," which information is incorporated herein by reference. The information concerning our code of ethics is set forth in our proxy statement under the heading "Code of Business Conduct and Ethics." The name, age, and position of each of our executive officers is set forth under the heading "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K, which information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item 11 is set forth in our proxy statement for our 2010 annual meeting of stockholders under the headings "Executive and Director Compensation and Related Matters," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 is set forth in our proxy statement for our 2010 annual meeting of stockholders under the heading "Security Ownership of Certain Beneficial Owners and Management," which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 is set forth in our proxy statement for our 2010 annual meeting of stockholders under the headings "Policies and Procedures for Related Person Transactions," "Determination of Independence" and "Board Committees," which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item 14 is set forth in our proxy statement for our 2010 annual meeting of stockholders under the heading "Independent Registered Public Accounting Firm's Fees and Other Matters," which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) *Financial Statements.*

(a)(2) *Financial Statement Schedules.*

All schedules are omitted because they are not applicable or the required information is shown in the Financial Statement or Notes thereto.

(a)(3) *List of Exhibits.* The list of Exhibits filed as a part of this annual report on Form 10-K is set forth on the Exhibit Index immediately preceding such Exhibits, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURIS, INC.

By: /s/ DANIEL R. PASSERI

Daniel R. Passeri
President and Chief Executive Officer

Date: March 3, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DANIEL R. PASSERI **Daniel R. Passeri**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 3, 2010
/s/ MICHAEL P. GRAY **Michael P. Gray**	Chief Operating Officer and Chief Financial Officer (Principal Financial and Accounting Officer)	March 3, 2010
/s/ JAMES R. MCNAB, JR. **James R. McNab, Jr.**	Chairman of the Board of Directors	March 3, 2010
/s/ SUSAN B. BAYH **Susan B. Bayh**	Director	March 3, 2010
/s/ JOSEPH M. DAVIE **Joseph M. Davie**	Director	March 3, 2010
/s/ MARTYN D. GREENACRE **Martyn D. Greenacre**	Director	March 3, 2010
/s/ KENNETH I. KAITIN **Kenneth I. Kaitin**	Director	March 3, 2010
/s/ JAMES R. TOBIN **James R. Tobin**	Director	March 3, 2010

EXHIBIT INDEX

Exhibit No.	Description	Incorporated by Reference: Form	SEC Filing Date	Exhibit Number	Filed with this 10-K
	Articles of Incorporation and By-laws				
3.1	Restated Certificate of Incorporation of Curis, Inc.	S-4/A (333-32446)	06/19/00	3.3	
3.2	Certificate of Designations of Curis, Inc.	S-3(333-50906)	08/10/01	3.2	
3.3	Amended and Restated By-laws of Curis, Inc.	S-1(333-50906)	11/29/00	3.2	
3.4	Amendment to Amended and Restated By-laws of Curis, Inc.	8-K	09/24/07	3.1	
	Instruments defining the rights of security holders, including indentures				
4.1	Form of Curis Common Stock Certificate	10-K	03/01/04	4.1	
	Material contracts—Management Contracts and Compensatory Plans				
#10.1	Employment Agreement, dated as of September 18, 2007, between Curis and Daniel R. Passeri	8-K	09/24/07	10.1	
#10.2	Amendment to Employment Agreement, dated as of October 31, 2006, to the employment agreement dated September 20, 2001, by and between Curis and Daniel R. Passeri	8-K	11/02/06	10.2	
#10.3	Amendment to Employment Agreement, dated as of October 27, 2008, to the employment agreement dated September 18, 2007, by and between Curis and Daniel R. Passeri	10-Q	10/28/08	10.1	
#10.4	Offer Letter, dated as December 10, 2003, between Curis and Michael P. Gray	10-K	03/01/04	10.4	
#10.5	Amendment to Offer Letter, dated as of October 31, 2006, to the offer letter dated December 10, 2003, by and between Curis and Michael P. Gray	8-K	11/02/06	10.3	
#10.6	Amendment to Offer Letter, dated as of October 27, 2008, to the offer letter dated December 10, 2003, by and between Curis and Michael P. Gray	10-Q	10/28/08	10.2	
#10.7	Offer Letter, dated May 2, 2001, by and between Curis and Changgeng Qian	10-K	3/14/08	10.5	
#10.8	Amendment to Offer Letter, dated as of May 10, 2002, to the offer letter dated May 2, 2001, by and between Curis and Changgeng Qian	10-K	3/14/08	10.6	
#10.9	Amendment to Offer Letter, dated as of December 14, 2006, to the offer letter dated May 2, 2001, as amended on May 10, 2002, by and between Curis and Changgeng Qian	10-K	3/14/08	10.7	

Exhibit No.	Description	Incorporated by Reference			Filed with this 10-K
		Form	SEC Filing Date	Exhibit Number	
#10.10	Amendment to Offer Letter, dated as of October 27, 2008, to the offer letter dated May 2, 2001, by and between Curis and Changgeng Qian	10-Q	10/28/08	10.3	
#10.11	Offer Letter, dated January 11, 2001, by and between Curis and Mark W. Noel	10-K	03/02/07	10.6	
#10.12	Amendment to Offer Letter, dated as of October 31, 2006, to the offer letter dated January 11, 2001, by and between Curis and Mark W. Noel	8-K	11/02/06	10.4	
#10.13	Amendment to Offer Letter, dated as of October 27, 2008, to the offer letter dated January 11, 2001, by and between Curis and Mark W. Noel	10-Q	10/28/08	10.4	
#10.14	Consulting Agreement dated June 19, 2006 by and between Curis and Joseph M. Davie, Ph. D., M.D.	8-K	08/29/06	10.1	
#10.15	First Amendment to Consulting Agreement, dated as of October 30, 2006, between Curis and Joseph M. Davie, Ph.D., M.D.	8-K	11/02/06	10.1	
#10.16	Scientific Advisory Agreement dated September 14, 2006 by and between Curis and Joseph M. Davie, Ph. D., M.D.	8-K	09/19/06	10.2	
#10.17	Agreement for Service as Chairman of the Board of Directors, between Curis, Inc. and James McNab, dated as of June 1, 2005	8-K	06/07/05	10.1	
#10.18	Form of Indemnification Agreement, between Curis, Inc. and each member of the Board of Directors named on Schedule I thereto	10-Q	08/09/05	10.5	
#10.19	Curis 2000 Stock Incentive Plan	S-4/A (333-32446)	05/31/00	10.71	
#10.20	Curis 2000 Director Stock Option Plan	S-4/A (333-32446)	05/31/00	10.72	
#10.21	Curis 2000 Employee Stock Purchase Plan	S-4/A (333-32446)	05/31/00	10.73	
#10.22	Form of Incentive Stock Option Agreement granted to directors and named executive officers under Curis' 2000 Stock Incentive Plan	10-Q	10/26/04	10.2	
#10.23	Form of Non-statutory Stock Option Agreement granted to directors and named executive officers under Curis' 2000 Stock Incentive Plan	10-Q	10/26/04	10.3	
#10.24	Form of Non-statutory Stock Option Agreement granted to non-employee directors under Curis' 2000 Director Stock Option Plan	10-Q	10/26/04	10.4	

Exhibit No.	Description	Incorporated by Reference			Filed with this 10-K
		Form	SEC Filing Date	Exhibit Number	
	Material contracts—Leases				
10.25	Lease, dated November 16, 1995, as amended, between Ontogeny, Inc., Moulton Realty Corporation and the trustees of Moulton Realty Trust relating to the premises at 33 and 45 Moulton Street, Cambridge, Massachusetts	S-4 (333-32446)	03/14/00	10.42	
10.26	Lease, dated March 15, 2001, between Curis and Moulton Realty Company relating to the premises at 61 Moulton Street, Cambridge, Massachusetts	10-K	03/30/01	10.3	
10.27	Amendment to Lease, dated August 9, 2002, between Curis and FPRP Moulton LLC relating to the premises at 25, 27, 33, 45 and 61 Moulton Street, Cambridge, Massachusetts	10-Q	11/12/02	10.1	
10.28	Second Amendment to Leases, dated August 17, 2004, between Curis and FPRP Moulton LLC relating to the premises at 25, 27, 33, 45 and 61 Moulton Street, Cambridge, Massachusetts	10-Q	10/26/04	10.1	
	Material contracts—License and Collaboration Agreements				
†10.29	Collaborative Research, Development and License Agreement, dated June 11, 2003, between Curis and Genentech, Inc.	8-K	07/10/03	10.1	
†10.30	Drug Discovery and Collaboration Agreement dated April 1, 2005 by and between Curis, Inc. and Genentech, Inc.	10-Q	4/29/05	10.1	
10.31	License Agreement, dated August 5, 2009, by and between the Company and Debiopharm S.A	10-Q	10/29/09	10.1	
	Material contracts—Miscellaneous				
10.32	Registration Rights Agreement, dated June 13, 2003, between Curis and Genentech, Inc.	8-K	07/10/03	10.3	
10.33	Common Stock Purchase Agreement, dated June 11, 2003, between Curis and Genentech, Inc.	8-K	07/10/03	10.2	
10.34	Common Stock Purchase Agreement, dated as of August 6, 2007, by and among the Company and the Purchasers (as defined therein), as amended by Amendment to Common Stock Purchase Agreement and Waiver, dated August 7, 2007	8-K	08/09/07	10.1	
10.35	Common Stock Purchase Agreement, dated as of August 7, 2007, by and among the Company and the Purchasers (as defined therein)	8-K	08/09/07	10.2	

Exhibit No.	Description	Incorporated by Reference			Filed with this 10-K
		Form	SEC Filing Date	Exhibit Number	
10.36	Registration Rights Agreement, dated as of August 6, 2007, by and among the Company and the Purchasers (as defined therein), as amended by Amendment to Registration Rights Agreement, dated August 7, 2007	8-K	08/09/07	10.3	
10.37	Form of Warrant, dated August 8, 2007, issued pursuant to the Common Stock Purchase Agreement, dated as of August 6, 2007, as amended on August 7, 2007	8-K	08/09/07	10.4	
10.38	Form of Warrant, dated August 8, 2007, issued pursuant to the Common Stock Purchase Agreement, dated as of August 7, 2007	8-K	08/09/07	10.5	
10.39	Placement Agent Agreement, dated January 22, 2010, by and among the Company, RBC Capital Markets Corporation and Rodman & Renshaw, LLC	8-K	1/22/10	1.1	
10.40	Form of Subscription Agreement, dated as of January 22, 2010, by and among the Company and the Investors	8-K	1/22/2010	10.1	
10.41	Form of Warrant, dated January 22, 2010, issued pursuant to the Subscription Agreement, dated as of January 22, 2010	8-K	1/22/2010	4.1	
	Code of Conduct				
14	Code of Business Conduct and Ethics	10-K	03/01/04	14	
	Additional Exhibits				
21	Subsidiaries of Curis				X
23.1	Consent of PricewaterhouseCoopers LLP				X
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act/ 15d-14(a) of the Exchange Act				X
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act/15d-14(a) of the Exchange Act				X
32.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b)/15d-14(b) of the Exchange Act and 18 U.S.C. Section 1350				X
32.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)/15d-14(b) of the Exchange Act and 18 U.S.C. Section 1350				X

# Indicates management contract or compensatory plan or arrangement.

† Confidential treatment has been requested as to certain portions, which portions have been separately filed with the Securities and Exchange Commission.

SHAREHOLDER INFORMATION
Curis, Inc. and Subsidiaries

OFFICERS
Daniel R. Passeri
President and Chief Executive Officer

Michael P. Gray
Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary

Changgeng Qian, Ph.D., M.D.
Senior Vice President, Discovery and Preclinical Development

Mark W. Noel
Vice President, Technology Management and Intellectual Property

Mitchell Keegan, Ph.D.
Vice President, Development

MARKET INFORMATION
Our common stock has traded on the NASDAQ Global Market since August 1, 2000. Our trading symbol is "CRIS." There were 293 shareholders of record as of February 26, 2010. The following table sets forth, for the fiscal periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Global Market:

FY 2009	HIGH	LOW
1st Quarter	$ 1.41	$ 0.74
2nd Quarter	$ 1.82	$ 1.11
3rd Quarter	$ 2.61	$ 1.28
4th Quarter	$ 3.68	$ 1.93

FY 2008	HIGH	LOW
1st Quarter	$ 1.63	$ 0.91
2nd Quarter	$ 1.58	$ 1.13
3rd Quarter	$ 1.94	$ 1.08
4th Quarter	$ 1.21	$ 0.68

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying cash dividends in the foreseeable future.

CORPORATE HEADQUARTERS
Curis, Inc.
45 Moulton Street
Cambridge, MA 02138
P: 617.503.6500
F: 617.503.6501

TRANSFER AGENT
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
P: 877.810.2248
www.bnymellon.com/shareowner/isd

BOARD OF DIRECTORS
Susan B. Bayh
Director, Dyax Corporation, Dendreon Corporation, Emmis Communications, Inc., and Wellpoint, Inc.

Joseph M. Davie, Ph.D., M.D.
Former Senior Vice President of Research, Biogen, Inc.

Martyn D. Greenacre
Chairman of the Board, BMP Sunstone and Life Mist, L.L.C.; Director, Cephalon, Inc., and Acusphere, Inc.

Kenneth I. Kaitin, Ph.D.
Director of the Tufts Center for the Study of Drug Development;
Professor of Medicine and Professor of Pharmacology and Experimental Therapeutics at Tufts University School of Medicine

James R. McNab, Jr.
Chairman and Chief Executive Officer, Palmetto Pharmaceuticals, Inc.,

Daniel R. Passeri
President and Chief Executive Officer, Curis, Inc.

James R. Tobin
Former President and Chief Executive Officer, Boston Scientific Corporation

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110
P: 617.530.5000
www.pwcglobal.com

LEGAL COUNSEL
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
P: 617.526.6000
www.wilmerhale.com

ANNUAL MEETING
The annual meeting of shareholders will be held at 10:00 a.m. on June 3, 2010, at the offices of
Wilmer Cutler Pickering
Hale and Dorr LLP
60 State Street, Boston, MA 02109

SEC FORM 10-K
A copy of our 2009 annual report on Form 10-K, without exhibits, is available without charge upon written request to:

INVESTOR RELATIONS
Curis, Inc.
45 Moulton Street
Cambridge, MA 02138
info@curis.com

CAUTIONARY NOTE

This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about Curis' financial results and expected cash life, the potential effectiveness of its technologies under development and other information pertaining to its various research and development programs, strategies, plans and prospects. Such statements may contain the words "believes", "expects", "anticipates", "plans", "seeks", "estimates" or similar expressions. These forward looking statements are not guarantees of future performance and involve risks and uncertainties that may cause Curis' actual results to be materially different from those indicated by such forward-looking statements. Actual results can be affected by a number of important factors including, among other things: adverse results in Curis' and its strategic collaborators' product development programs; difficulties or delays in obtaining or maintaining required regulatory approvals; Curis' ability to obtain or maintain required patent and other proprietary intellectual property protection; changes in or Curis' inability to execute its business strategy; the risk that Curis does not obtain required additional funding; unplanned cash requirements; risks relating to Curis' ability to enter into and maintain important strategic collaborations, including its ability to maintain its current Hedgehog pathway inhibitor collaboration agreement with Genentech and; competitive risks; and other risk factors identified in Curis' most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and any subsequent reports filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Curis' views only as of the date of this Annual Report and should not be relied upon as representing its views as of any subsequent date. Curis disclaims any intention or obligation to update any of the forward-looking statements, whether as a result of new information, future events or otherwise.



45 Moulton Street
Cambridge, MA 02138

TEL: 617.503.6500
FAX: 617.503.6501

www.curis.com